
04012763

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Crédit Agricole S.A.

*CURRENT ADDRESS 91-93, boulevard Pasteur
75015 Paris France

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34771 FISCAL YEAR 12/31/03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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DAT : 2/11/04

Crédit Agricole S.A.

Exhibit 1.2

82-34771

Crédit Agricole S.A 2002 Annual Report (*Rapport Annuel*)

Registered with the *Commission des Opérations Bourse* on May 7, 2003

AR/S
12-31-02

Please see attached English language version.



Annual report 2002

Crédit Agricole S.A.









Shelf-registration document



CRÉDIT AGRICOLE S.A.

Contents

Shelf-registration document



This document is an English translation of the French language original shelf-registration document, which was registered with the Commission des Opérations de Bourse, registration No. R.03-093, on 23 May 2003. To qualify for use in support of any financial transaction it must be supplemented by an information circular "note d'information" approved by the COB. This shelf-registration document was prepared by the issuer and the signatories are liable for its contents. It was registered after scrutiny to ascertain the relevance and consistency of the information provided concerning the condition of the company. Registration by the COB does not, however, imply authentication of the accounting and financial data presented.

Corporate profile

» **Crédit Agricole S.A.** was formed at the end of 2001 as part of Crédit Agricole's initial public offering. Crédit Agricole S.A. is a diversified banking group, and one of Europe's leading players, representative of all Crédit Agricole Group's component parts and businesses.

Crédit Agricole S.A. is a universal bank, present across the spectrum of banking and insurance activities, thanks to its Regional Banks' leadership positions in retail banking, and to those held by its subsidiaries in their respective businesses.

It is pursuing a strategy aimed at consolidating the Group's leadership in French retail banking and building up its European dimension.

Crédit Agricole S.A. seeks to involve all of its partners—shareholders and employees alike—in its quest for sustainable, profitable growth.



22,000

employees in France and worldwide.



1.06

billion euros 2002 consolidated net income.

Message from the Chairman and the Chief Executive Officer

2002: A milestone in our history

In many respects, 2002 was an historic year for Crédit Agricole S.A. and for the entire Crédit Agricole Group. In a little more than a year, and despite adverse economic and financial conditions, Crédit Agricole S.A. was successfully floated on the stock market; it adapted to the expectations placed on a major quoted company, and it undertook a number of large-scale strategic operations.

The success of our initial public offering at the end of 2001 was a measure of individual and institutional investor confidence in our approach and the credibility of our strategy. Then, barely eight months after flotation, our shares joined the CAC 40 in August 2002. That is the measure of how far we have come in adjusting to the rigours of the market place. Our shares made a highly encouraging start, before moving closer to the general market trend. Even so, they resisted the general downturn in equity markets.



Jean Laurent, Chief Executive Officer and René Carron, Chairman of Crédit Agricole S.A.

All told, Crédit Agricole S.A. made its début as a quoted company in highly turbulent conditions. And this state of affairs, together with a number of exceptional events occurring in the course of the year, are reflected in our 2002 results. But we also owe these results to the vigour and dynamism of operations in each of our core businesses.

Although the financial crisis affected the entire banking and investment industry, all of Crédit Agricole S.A.'s businesses proved highly resilient, confirming their genuine growth potential.

French retail banking enjoyed an excellent year in 2002 despite the faltering economy. The Regional Banks performed outstandingly, on both the deposit and the lending sides. Their earnings were up significantly thanks to a combination of aggressive selling and tightly controlled risks and costs. Our specialised subsidiaries, too, reported increased revenues and earnings, especially our consumer credit subsidiary Sofinco. In all, our French retail banking segment made a noteworthy contribution to Group earnings, confirming its stabilising role when conditions are rough.

The asset management, insurance and private banking businesses all performed satisfactorily despite poor business conditions. While private banking earnings were down, asset management activities, through Crédit Agricole Asset Management, held up well. Both our life insurance company, Predica, and Pacifica for property and casualty insurance, registered further brisk growth. We are starting to reap the fruits of our longstanding strategy aimed at turning Crédit Agricole not only into a genuine bancassurance group, but also into a French market leader in this sector.

Corporate and investment banking are inherently more sensitive to market volatility and the deteriorating global economy. However, this business segment partially stemmed the fall-off in business volumes thanks to the vigorous cost-cutting and risk-reduction measures introduced in 2001. While 2002 was even tougher for businesses connected with the financial markets and corporate finance, Crédit Agricole Indosuez nevertheless demonstrated its strength and resilience.

Leaving aside the impact of falling equity markets, the real difficulties in 2002 in fact concerned factors outside our direct control, being concentrated in our international retail banking business. Here, two exceptional factors accounted for much of the decline in Crédit Agricole S.A.'s income for 2002. The first of these was our withdrawal from Argentina, the second being the implementation of the strategic plan at our Italian partner, Banca Intesa, whose contribution to income was down sharply on the previous year. However, 2003 should register the first benefits of last year's efforts to reduce our South American exposure and support recovery at Banca Intesa.

As a result of the foregoing, Crédit Agricole S.A.'s consolidated net income for 2002 amounted to EUR 1,064 million*, down 27.5% on the previous year. Still, this reflects dynamic sales activity in each of the Group's component businesses, the quality and strength of our balance sheet, and the wisdom of our strategy of building a leading universal bank in France with a European dimension and global reach.

That was precisely what we set out to achieve in the 2000 Group Plan, a goal we confirmed at the time of our stock market flotation. And we took several major steps in that direction last year, giving practical expression to those strategic ambitions.

The acquisition of Finaref, a leading supplier of private branded payment cards, strengthened our position in the strategically important consumer credit market. Through Finaref, Sofinco and the Regional Banks' own operations, we have built up an effective, competitive array of consumer credit distribution channels, propelling us into the ranks of Europe's leaders in this market.

Our planned tie-up with Crédit Lyonnais is also in line with this strategy. The Group that is to emerge from this friendly deal, with its clear, mutually-agreed, concerted business plan, will successfully blend a European dimension with a high street banking ethos. Giving practical effect to this alliance in issuing our tender offer in December 2002, four years after becoming a shareholder of Crédit Lyonnais, and barely one year after our own initial public offering, it is a concrete expression of our ambition to build a major universal bank and front-rank player in retail banking in France and in most of our European businesses.

With the confidence of its customers, the support of its shareholders, and the commitment and expertise of its entire staff, the new Group is poised to forge ahead successfully, in pursuit of sustainable, profitable growth.

Jean Laurent **René Carron**

* Consolidated net income before amortisation of goodwill fell 23.5% to EUR 1,350 million.



The Crédit Agricole S.A. Group



60 countries

Crédit Agricole S.A. is present in 60 countries.



CRÉDIT AGRICOLE S.A.



Proprietary asset management and other activities

Central functions

Crédit Agricole Group's central body, central bank and lead bank.

5.33 billion euros
2002 net banking income.

1.06 billion euros
2002 consolidated net income.

26.8 billion euros
capital funds at end-2002 *.

* Consolidated shareholders' equity + Fund for General Banking Risks + subordinated debt.

French retail banking

Design and distribution of banking and financial products and services: savings, credit, payment instruments, investment products, consumer credit, leasing, factoring, etc.

» Subsidiaries » Sofinco, Finaref*, Transfact, Ucabail, Cedicam**.

25% equity interest in the Regional Banks

- 16.1 million customers - No.1 banking network*** - No.1 in bank savings and lending
- No.1 in business financing.

Asset management, insurance and private banking

Design and distribution of products and services in the fields of asset management, life and health insurance, property & casualty insurance and private banking.

» Subsidiaries » Crédit Agricole Asset Management, BFT, CPR AM, Predica, Pacifica, Crédit Agricole Indosuez subsidiaries.

- 232.5 billion euros under management - No.2 in the French mutual funds market
- No.1 bancassurer in France.



Corporate and investment banking

Financing, investment, capital markets (foreign exchange, fixed-income, equities, futures, etc.), mergers and acquisitions, private equity, and financial services.

» Subsidiaries » Crédit Agricole Indosuez, Union d'Etudes et d'Investissements (UI).

- No.1 in Europe in French equities research (Crédit Agricole Indosuez Cheuvreux).
- No.5 worldwide arranger in project financing.

International retail banking

International banking subsidiaries and partnerships, international affiliates.

» Subsidiaries » Lukas and EFL (Poland), Banco Acac (Uruguay), Sofinco, Predica and Ucabail subsidiaries.

» Banking affiliates » Banca Intesa (Italy), Banco Espírito Santo (Portugal), Commercial Bank of Greece (Greece), Banco del Desarrollo (Chile).

- 25 partnerships in Europe - No.2 in consumer credit in Europe.

* Since March 2003.

** The activities of Cedicam (payment systems) are included in Proprietary asset management and other activities.

*** Sources for Crédit Agricole S.A. market rankings are provided in pages 16-48 of this document.

2002 key figures

Consolidated statements of income

(in millions of euros)	2002	2001 pro forma*	2002/2001 % change
Net banking income	5,329	6,314	-15.6
Operating expenses	(3,929)	(4,351)	-9.7
Gross operating income	1,400	1,963	-28.7
Risk-related costs	(207)	(371)	-44.2
Equity affiliates	476	704	-32.4
Net income (loss) on fixed assets	(74)	31	n.s.
Net ordinary income (before tax)	1,595	2,327	-31.5
Net income	1,061	1,558	-31.9
Consolidated net income	1,064	1,468	-27.5
Consolidated net income, before goodwill	1,350	1,765	-23.5

Excluding Banco Bisel, deconsolidated on 1 January 2002: Net banking income -7.4%, Operating expenses -0.1%, Gross operating income -23.3%, Risk-related costs +8.4%.

* Crédit Agricole S.A. was established within its current scope of consolidation at the end of 2001. To permit comparisons with 2002, the 2001 financial statements have been restated as if the operations giving rise to Crédit Agricole S.A. had taken place prior to January 2001.

Consolidated shareholders' equity + Fund for General Banking Risks (FGBR) and subordinated debt

(in billions of euros)


23.9
26.8
+12.1%
7.2
1.7
15.0
9.8
1.6
15.4
2001
2002
Shareholders' equity
FGBR
Subordinated debt

Return on shareholders' equity	
ROE	9.3%

International solvency ratio	
International solvency ratio	9.0%
Tier one	8.8%

Net income by business segment (before amortisation of goodwill)
[in millions of euros]


1490
486
495
429
80
2001
pro forma
1,309
603
466
337
(97)
2002

Capital allocations to business segments
[in millions of euros]


13,564
3,188
2,995
4,628
2,753
2001
pro forma
13,947
3,213
3,452
4,408
2,874
2002

French retail banking

Asset management, insurance and *private banking*

Corporate and investment banking

International retail banking

Net ordinary income (before tax) by business segment
[in millions of euros]


2,385
565
732
594
194
2001
pro forma
1,803
686
673
477
(33)
2002

Rating agencies' ratings of Crédit Agricole Group long-term paper at end-2002	
Standard and Poor's	**AA**
Moody's	**Aa1**
Fitch	**AA+**



Crédit Agricole S.A. share data

Share price performance



>> Crédit Agricole S.A. share price and CAC 40

(bi-monthly averages for the period 04/01/02-02/05/03 for indexes, Crédit Agricole S.A. share trading volumes)


Volume
(in millions of euros)
150 >
Base 100
at 04/01/02
120 >
90 >
60 >
30 >
< 100
< 80
< 60
< 40
< 20
< 0
Crédit Agricole S.A.
CAC 40

Crédit Agricole S.A.'s shares joined the CAC 40 index on 6 August 2002, less than eight months after its initial public offering—a noteworthy performance. The share price dropped only 13.4% in 2002, proving more resilient than the CAC 40 as a whole, which shed 33.7% over the same period.

Crédit Agricole S.A.'s shares have again outperformed the CAC 40 in the first four months of 2003, gaining 15%, versus a decline of around 2% for the CAC 40.

>> Ownership of share capital

(at 31 March 2003)


>> General public and Group's employees (3)
26.5%
>> Shares held by Group companies
0.5%
>> SNC Crédit Agricole Transactions (2)
2.8%
70.2%
>> SAS Rue La Boétie (1)

(1) A holding company for the Regional Banks' equity interests.

(2) A holding company owned by the Regional Banks (90%) and Crédit Agricole S.A. (10%).

(3) At 31 December 2002, employees held 2.5% of the share capital via employee-dedicated company investment funds.

Financial communication

» Institutional investors and analysts

Since its stock market début, Crédit Agricole S.A. has established a comprehensive set of procedures for communicating with institutional investors and financial analysts in France and abroad, comprising:
- road shows to present annual and half-yearly results in Paris and London,
- conference calls to present the quarterly results,
- attendance at banking conferences in Europe and the United States,
- a programme of regular individual briefings for institutional investors in the world's leading financial centres,
- an Investor and Shareholder Information website presenting all Crédit Agricole S.A. financial information as soon as it is released.

» Individual shareholders

Crédit Agricole S.A. places a high premium on forging close relationships with its individual shareholders. The emphasis is on providing a regular flow of precise, high quality information. The system put in place to achieve that since the initial public offering comprises printed material (annual reports, shareholders' newsletter, and a shareholder's guide), together with a shareholder-dedicated website and freephone number (for French shareholders).
Further strengthening ties with its individual shareholders, Crédit Agricole S.A. has set up a Shareholders' Club. The Club is intended to inform and educate, helping members to learn more about and understand the bank's organisation and businesses, familiarising them with stock market procedures, and explaining the workings of the business cycle. In addition to its publications, the Club also organises a programme of meetings for members, including:
- investor road shows (in Bordeaux, Marseilles, Nantes and Paris in 2003), where shareholders are able to question senior Crédit Agricole S.A. executives directly,
- stock market training, organised in association with IFCAM, the Crédit Agricole Group's training centre,
- talks on the state of the economy by Crédit Agricole S.A.'s own economists,
- visits to Group premises—in particular its dealing floors,
- attendance at events such as the Actionaria trade fair in Paris.

In March 2003, Crédit Agricole S.A. formed an individual shareholders' liaison committee to help adapt its communications to their needs.

Diary

10 September 2003: 2003 1st half results
20 November 2003: 2003 3rd quarter results



1.8
million
individual shareholders
of Crédit Agricole S.A.

» Crédit Agricole S.A. share data

(at 31 December 2002)

Number of shares outstanding
972,209,899

Traded on
Euronext Paris
(Euroclear France Code: 4507)

» Contacts

Investor relations
Tel: 33 (0) 1 43 23 04 31
Fax: 33 (0) 1 43 23 55 02
Patrice Vincent - Claude Rosenfeld - Eric Vandamme - Emmanuelle Yannakis

Individual shareholder relations
Freephone: 0 800 000 777
www.credit-agricole-sa.fr

Board of Directors of Crédit Agricole S.A.

» At 22 May 2003

» Directors elected by the Annual General Meeting



» **René Carron**
First elected 20 May 1999
Chairman of the Board of Directors
Chairman, CRCAM des Savoie



» **Jean-Marie Sander**
First elected 20 May 1999
Vice-Chairman of the Board of Directors
Chairman, CRCAM Alsace Vosges
Chairman, FNCA



» **Pierre Bastide**
First elected 23 May1996
Vice-Chairman of the Board of Directors
Chief Executive Officer, CRCAM de Centre France
General Secretary, FNCA



» **Noël Dupuy**
First elected 21 May 2003
Vice-Chairman of the Board of Directors
Chairman, CRCAM de la Touraine et du Poitou



» **Pierre Bru**
First elected 25 May 2000
Chairman, CRCAM Quercy Rouergue



» **Yves Couturier**
First elected 29 November 2001
Chief Executive Officer, CRCAM Sud Rhône Alpes



» **Xavier Fontanet**
First elected 29 November 2001
Chairman and Chief Executive Officer,
Essilor International



» **Carole Giraud Vallentin**
First elected 29 November 2001
Organisation analyst CRCAM Sud Rhône Alpes



» **Roger Gobin**
First elected 25 May 2000
Chairman, CRCAM Atlantique-Vendée



» **Pierre Kerfriden**
First elected 17 December 1999
Chief Executive Officer, CRCAM du Finistère



» **Jean Le Brun**
First elected 27 May 1998
Chairman, CRCAM Normand



» **Bernard Mary**
First elected 29 November 2001
Chief Executive Officer, CRCAM du Nord Est



» **Gérard Mestrallet**
First elected 29 November 2001
Chairman and Chief Executive Officer, Suez



» **Jean-Pierre Pargade**
First elected 23 May 1996
Chairman, CRCAM d'Aquitaine



» **Corrado Passera**
First elected 22 May 2002
Chief Executive Officer, Banca Intesa



» **Jean Peyrelevade**
First elected 21 May 2003
Chairman, Crédit Lyonnais



» **Jean-Claude Pichon**
First elected 25 May 2000
Chief Executive Officer, CRCAM Midi

» **SAS Rue La Boétie**
First elected 21 May 2003

» Director representing farmers' professional organisations



» Jean-Michel Lemétayer
First elected November 2001
President of the FNSEA (French national farmers' union)



» Jean Laurent
Chief Executive Officer



» René Carron
Chairman

» Employee-elected directors



» Jacqueline Beaupoil
First elected June 1994
Assistant librarian (Segespar)



» Henri Corbel
First elected June 2000
Head of property administration (Unipar)

» Non-voting director



» Henri Moulard
First elected 21 May 2003
President, Truffle Ventura (Invest in Europe)

» Works Council representative



» Thierry Pierron
Elected February 2003

Crédit Agricole S.A. has separated the functions of control, which are the responsibility of the Chairman of the Board of Directors, from those of management and administration, which are the responsibility of the Chief Executive Officer. The Board of Directors of Crédit Agricole S.A. comprises twenty one members, including four independent directors, one representative of the farmers' organisations and two employee representatives.
Two specialised committees, chaired by Board members selected from among the independent directors, were set up in 2002 to assist the Board in its proceedings:
- the Audit and Risks Committee, chaired by Henri Moulard,
- and the Compensation Committee, chaired by Gérard Mestrallet.

FNCA: Fédération Nationale du Crédit Agricole
CRCAM: Caisse Régionale de Crédit Agricole Mutuel (Crédit Agricole Regional Bank).

Crédit Agricole S.A. Group management

» At 22 May 2003



Personnel Management
Jean-Pierre Lorenzi
General Manager
Control and Audit
Jean-Louis Merré
General Manager
Financial Management and Accounting
Jean Bouyssel
General Manager
Accounting and Consolidation
Joël-Louis Colon
Division Manager
Banking Risks
Bernard Fouquet
General Manager
Strategic Planning and Investments Management Control and planning
Marc Ghinsberg
General Manager
Subsidiaries and Affiliates
Christophe Grave
Department Manager
Economic and Banking Studies
Pascal Blanqué
Department Manager
Operations and Banking Services
Bernard Michel
(Acting)
Operations / Clearing / Support
Thierry Guilloux
Department Manager
Legal / Tax / Documentation
Jean-Michel Daunizeau
Division Manager
Taxes
Gérard Jacson
Department Manager
Information Systems and Networks
Alain Brodelle
Division Manager
Studies and Systems
Benoît Feller
Deputy Division Manager
Data Production / Networks / Telecommunications
Laurent Verdier
Department Manager
Strategy / IT Consulting
Jean-Michel du Peyroux
Department Manager
Intranet and Organisation
Françoise Cousin
Department Manager
Security
Robert Zolboni
Department Manager
General Services
Albert Ablézir
Department Manager
Transfact
Robert Lefebvre
Chief Executive Officer
Ucabail
Christophe Noël
Chief Executive Officer
Unifica
Jean-Renaud Le Milon
Chief Executive Officer
Relations with Regional Banks
Jean-Roger Drouet
Division Manager
Predica
Michel Villatte
Chief Executive Officer
Pacifica
Patrick Duplan
Chief Executive Officer
Sofinco
Patrick Valroff
Chairman and Chief Executive Officer
Finaref
Alain van Groenendael
Chairman of the Management Board
Division
Department or Mission
Subsidiary


Chairman
René Carron
Chief Executive Officer
Jean Laurent
Deputy Chief Executive Officer
Yves Chevillotte
Special Advisor
Jean-Luc Perron
Division Manager
Central Secretariat
Jean-Luc Pothet
Division Manager
Compliance Officer
Alain Seugé
Division Manager
Georges Pauget
Senior General Manager
Asset Management
Thierry Coste
Senior General Manager
Marc Antoine Autheman
Senior General Manager
Special Advisor
to the Chairman of Cedicam
Jean-Pierre Ledru
General Manager
Retail Banking France
and Product Offering
Jacques Sainctavit
General Manager
Individuals
Jacques Sainctavit
(Acting)
Agriculture
and Professionnals
Michel Clavé
Division Manager
Corporate
and Local Government
Olivier Toussaint
Division Manager
Distribution
Catherine Carolier
Department Manager
e-Development
Pascal Acquaviva
General Manager
e-Crédit Agricole
Gilles Gaspermeni
Department Manager
Corporate Identity
and Customer Relations
Didier Blacque-Belair
Department Manager
Cedicam
Etienne Longin
Chief Executive Officer
Financial Services
Crédit Agricole Investor Services
François Arsac
General Manager
Jean-Michel Cornudet
Division Manager
CA-IS Corporate Trust
Jean-Michel Cornudet
Managing Director
CA-IS Bank
François Arsac
Chairman and Chief Executive Officer
CA-IS Fastnet
Eric Derobert
Chairman and Chief Executive Officer
Segespar
Thierry Coste
Chief Executive Officer
Crédit Agricole
Asset Management
Paul-Henri de La Porte du Theil
Chief Executive Officer
Crédit Agricole
Epargne Salariale
Paul-Henri de La Porte du Theil
Chairman
BFT
Jacques Darmon
Chairman and Chief Executive Officer
Uniger
Patrick de Lataillade
Chief Executive Officer
Crédit Agricole Lazard Financial
Products
Jean-Yves Colin
Vice-Chairman
CPR AM
Jean-Yves Colin
Chairman
International Development
Michel Le Masson
Division Manager
Special Advisor
Pierre Hacquet
Division Manager
Union d'Etudes
et d'Investissements
Marc Antoine Autheman
Chairman and Chief Executive Officer
Unipar
Hervé Delachaume
Chief Executive Officer
Crédit Agricole Indosuez
Marc Antoine Autheman
Chief Executive Officer
Risks
Bernard Carayon
Human Resources
Françoise Domenget
Corporate Secretary
Julian Harris
Finance
Andrew Watson
Logistics
François Marion
Emerging Markets
Gérard Delaforge
Ariberto Fassati
Senior General Manager
Investment Banking
David Villeneuve
Europe
Michel Le Masson
Private Banking
Jacques Haffner
Asset-based Finance
Marc Tabouis
Corporate
Jean-Olivier Bartholin
Alec de Lézardière
Senior General Manager
CAI Cheuvreux
François Simon
Carr Futures
Richard Ferina
Fixed Income
Thierry Sciard

Human resources

Crédit Agricole S.A.'s human resources policies seek to forge a common sense of purpose behind the work of each and everyone, and to instil a spirit of enterprise, innovation and co-operation aimed at promoting sustainable and profitable development. As a quoted company, Crédit Agricole S.A. has a duty to blend business performance with its values of responsibility, solidarity and proximity. This ambition, and the diversity of its businesses, shape the Group's human resources strategy: namely the responsibility of staying close to our customers, one of the Group's broad goals. To achieve this, Crédit Agricole S.A.'s human resources functions are decentralised to each of its companies. At the same time, staff policy is carefully co-ordinated to strengthen overall unity within the Group.



950

new recruitments by Crédit Agricole S.A. Group in 2002.

» Active jobs and careers management

Employment policy within the Crédit Agricole S.A. Group is designed to serve the development of its activities and renew its skills pool. Priority is given to facilitating and encouraging internal mobility. Crédit Agricole S.A. maintains an active policy of recruitment to that end, hiring nearly 950 individuals in 2002.

In addition to the sheer size of its work force (22,000 employees worldwide), the diversity of its businesses and the similarity of certain general purpose skills (back office, support functions, etc.) within the Group, allow it offer employees attractive career opportunities. All Group employment-training teams co-ordinate their efforts to promote internal mobility inside each company and throughout Crédit Agricole S.A., and all job vacancies are posted on the Group's intranets. There were more than 900 internal transfers in France in 2002.

» A special focus on young people, to help prepare for the future

Students and young graduates receive special attention, as part of the Group's drive to achieve the right balance and rejuvenate its age structure. A new advertising campaign aimed at young people strikes a more personal note: "WE can't imagine the future without YOU." Crédit Agricole S.A. also maintains close relations with the press, as well as nurturing partnerships with leading higher education institutions in France and abroad. It is also intensifying its presence in jobs fairs in France and the rest of Europe, and on the web.

Crédit Agricole S.A. offers a wide range of internships—more than 600 in 2002—and work-study programmes for young people. Crédit Agricole, the Regional Banks especially, also treat apprenticeships as a serious channel bridging the gap between school and work, recruiting more than 1,000 apprentices annually since 1989.

Breakdown of workforce by business segment



Proprietary asset management and other activities
9%
13%
French retail banking
International retail banking
17%
19%
Asset management, insurance and private banking
Corporate and investment banking
42%

Enhancing skills

Training is the key to the development of vocational skills, as well as helping to forge a common culture and a sense of community. Crédit Agricole S.A. spends between 3 and 6% of its total wage bill on training, depending on the business sector. The lynchpin of this training policy is the Institut de Formation du Crédit Agricole (Ifcam), Crédit Agricole's corporate campus. In addition, two residential training centres, Le Manet and Le Tremblay, provide a setting for exchanges of best practice, and for encouraging networking across the Group.

Training programmes are designed around Crédit Agricole S.A.'s strategy and major projects, seeking both to nurture collective skills and promote individual career paths. Special emphasis is placed on cross-divisional training programmes inside the Group: new recruits attend "getting to know the Group" sessions aimed at building a sense of loyalty; seminars are held to develop managerial qualities; and technical training is provided in special issues such as the prevention of money laundering.

Listening and dialogue, the keys to labour-management relations

In addition to the existing staff-management dialogue carried on within the framework of the Crédit Agricole Group Committee, each company organises its own channels for discussion and consultation.

The Group Committee is a key forum for the communication of information on major issues affecting the future of Crédit Agricole. The results of these national level debates are discussed in each company works council, which then incorporates its own local concerns.

Local elected bodies were consulted on developments in each business line, in keeping with their remit, in 2002. Works councils also had occasion to discuss several plans regarding the restructuring of activities or to accompany structural changes.

Negotiations—another effective channel allowing necessary adaptations to be made—have led to the conclusion of 53 company-wide agreements in various Crédit Agricole S.A. entities.

Geographical breakdown of Group workforce

(at 31 December 2002)



11,600
6,900
2,320
830
350
22,000
Total
Crédit Agricole S.A. group
workforce.

French retail banking



43%
Segment contribution to Crédit Agricole S.A. 2002 net ordinary income



20%
Share of capital allocated in 2002




DEPOTS





2002 key figures

(in millions of euros)	2002	2001 pro forma	2002/2001 % change
[illegible]	[illegible]	[illegible]	[illegible]
> Operating expenses	(466)	(448)	+4.0
[illegible]	[illegible]	[illegible]	[illegible]
> Risk-related costs	(103)	(100)	+3.0
> Equity affiliates	464	348	33.3
[illegible]	[illegible]	[illegible]	[illegible]
> Net extraordinary items + corporate income tax + Fund for General Banking Risks	(83)	(74)	n.s.
[illegible]	[illegible]	[illegible]	[illegible]
> ROE	16.4%	13.5%	

* Net income based on real shareholders' equity (i.e. excluding return on excess / shortfall of allocated capital)

Business line

» The French retail banking segment sells bank and insurance products and services to individual customers, farmers and professionals, businesses and local authorities in France. These activities imply close collaboration between Crédit Agricole S.A. and its subsidiaries together with the Regional Banks in which Crédit Agricole S.A. holds a 25% equity interest.

Crédit Agricole S.A. defines and co-ordinates business strategy across the Group in conjunction with the Regional Banks. It also designs bank savings products and medium to long-term loans marketed by the Regional Banks. Crédit Agricole S.A.'s subsidiaries, meanwhile, provide additional banking products and services, including consumer credit, insurance, payment instruments, factoring, and leasing. These products are distributed through Crédit Agricole's Regional Banks. With more than 7,000 branches, the latter form France's largest high street banking network and are responsible for day-to-day relationships with their customers.



2002 roundup

Powerful growth momentum

French retail banking units turned in a first-class performance in 2002, with another year of volumes and earnings growth. The Regional Banks again rolled out new products and services, and continued to strengthen their positions in the high street banking market. Specialised subsidiaries, too, reported strong activity, buoyed by vigorous growth in business signed through its partnerships. Steadily improving key operating metrics produced a robust 24.1% rise in the French retail banking segment's net income** to EUR 603 million.


No. 1
in bank savings and credit***


16.1
million customers


No. 1
in business lending(1)

* Crédit Agricole S.A.'s French retail banking segment's net banking income does not include the activities of the Regional Banks. The latter are accounted for by the equity method in the segment's net ordinary income (before tax).

** Before amortisation of goodwill.

*** French retail banking market data refer to the Regional Banks and Crédit Agricole S.A. subsidiaries combined.

(1) Source: Banque de France.

French retail banking



With more than 16 million customers and over 13 million current accounts, Crédit Agricole is the premier domestic bank in France, and the foremost lender to the French economy.
Vigorous marketing enabled the Regional Banks and specialised subsidiaries to overcome a sluggish economy in 2002, consolidating the Crédit Agricole Group's leadership with its various customers in the French retail banking market.

Regional Banks

The Regional Banks enjoyed a remarkably vibrant year in 2002. Customer deposits outstanding rose a steady 3% to EUR 330 billion at the end of 2002. In the prevailing financial gloom, households favoured precautionary savings instruments and guaranteed products, with passbook accounts, home purchase savings products and life insurance all registering strong growth.
Record lending activity in 2002 came on the heels of an already outstanding performance last year, as the Regional Banks increased their new medium and long-term lending by 13.7% to nearly EUR 36 billion.
Demand was vigorous across all customer segments, with a sharp rise of around 7% in business and mortgage loans outstanding, which together account for nearly 60% of total outstandings.

›› French retail banking segment

•••Companies
Sofinco (consumer credit).
Transfact (factoring).
Ucabail (leasing).

•••25% equity interest
in the Regional Banks.

•••Work force
3,000 employees.
74,000 employees in the Regional Banks.

›› Total deposits outstanding*
(in billions of euros)



+3.1%

	2001	2002
Total	320.5	330.4
Mutual funds	33.9	33.6
Life insurance	77.1	83.4
Time deposits, certificates of deposit and savings bonds	12.5	10.4
"PEP" popular savings plans	28.5	25.5
Home purchase savings schemes	71.6	76.4
Passbook accounts	38.6	43.0
Demand deposits	58.3	58.1

» Total loans outstanding*
(in billions of euros)

	2001	2002
Leasing and others	8.9	10.5
Local authorities	16.6	17.3
Consumer credit	19.4	20.1
Professionals	15.6	16.1
Businesses	31.7	34.1
Farmers	25.1	25.7
Mortgage lending	87.4	93.2
Total	204.7	217.0

+6.0%

* Aggregate data for inflows of funds (excluding securities) and lending by Regional Banks and Crédit Agricole S.A. subsidiaries.



» Another year of sales and earnings growth for the Regional Banks

The Regional Banks stepped up their marketing of financial products and services (service agreements, bank cards, life insurance, P&C insurance, etc.), on the back of offerings developed by Crédit Agricole S.A. and its subsidiaries.

The average number of products held per current account rose from 7.06 in 2001 to 7.40 at the end of 2002.

The Regional Banks further improved their cost-income ratio (excluding dividends received from Crédit Agricole S.A.) by keeping a tight grip on costs, lowering it from last year's 65.7% to 62.7% in 2002.

Altogether, the Regional Banks sharply boosted by 33.3% their contribution to Crédit Agricole S.A.'s consolidated income (accounted for by the equity method) to EUR 464 million. They achieved this thanks to falling risk-related costs, and despite stricter application of their prudential rules.

Contribution of Regional Banks accounted for by the equity method
(in millions of euros)

	2002	2001	2002/2001 % change
Net banking income*	10,318	9,842	+4.8
Gross operating income*	4,070	3,706	+9.8
Income accounted for by the equity method**	464	348	+33.3

* Aggregate company data for the 44 Regional Banks accounted for by the equity method.
** 2002 and 2001 pro forma data.

Crédit Agricole plans to go on strengthening its market presence in France, on the foundations of its existing leadership in high street banking. The vitality and density of the Regional Banks' network will be the driving force behind this expansion, backed by a policy of continuous customised innovation.



Individual customers

Forging customer loyalty through an attractive offering of regular banking services, expanding in the fastest- growing market segments, and developing its multi-channel banking model—those are the keys to Crédit Agricole's strategy in this market segment.

» Growth in number of products per current account


7.06
7.40
2001
2002

The number of "Compte Services" contracts placed with current account holders grew once again in 2002, rising to 7.4 million at the beginning of 2003 —500,000 more than last year. 70% of Crédit Agricole individual clients have now signed up for this service.

2002 saw the launch of the "Compte Service Prélude," a contract specially designed for the needs of customers experiencing financial hardship. It includes a cash withdrawal and payment card providing for prior-authorisation before each transaction.

In plastic money, the outstanding feature of 2002 was the deployment of the "Moneo" electronic purse, which now covers nearly two-thirds of the French population. "Moneo" is particularly well-established in the Paris region now. Crédit Agricole is a leading player in this inter-bank project, and it alone accounts for nearly 40% of loaded electronic purses and retailers equipped. With more than 12 million cards, including 10.5 million payment cards, at the end of 2002, Crédit Agricole consolidated its leadership with 25% market share*. It will be stepping up its drive to attract high net worth customers, in 2003, with the launch of its Platinum card.

Crédit Agricole also confirmed its strong growth in the under-25 customer segment in 2002, including:
- in the 18-25 age group: it placed almost 80,000 new "Compte Services" and new "Mozaic" cards in the course of the year.
- for the under-11 group, we have placed more than 900,000 "Tiwi" savings passbooks in two years.



72%
recognition of the Mozaïc brand among 18 to 25 year-olds.

With more than 3 million middle-market and high net worth household customers (i.e. with EUR 30,000 or more in financial assets), Crédit Agricole is by far the leader in this segment, which represents 80-90% of total savings outstanding. Supporting Crédit Agricole's estate planning and advisory services are:
- 6,500 specialised counsellors in the Regional Banks, including 800 dedicated to high net worth customers;
- a broad array of products and services (cards, mutual funds, life insurance, warrants, management mandates, etc.);

* Source: Groupement des Cartes Bancaires



344

million cash withdrawals from Crédit Agricole ATMs in 2002.

- the Group's specialised asset management and personal wealth management subsidiaries.

Its marketing organisation also relies on extensive use of computerised diagnostic and advisory systems, and on increasing recourse to management mandates which allow counsellors to offer customised advice while industrialising all administrative processes.

Farmers and professionals

Crédit Agricole is clearly the number one banker to the farming community, with a 70% share of lending and 60% of savings deposits, and to the agrifood industry. Medium and long-term lending to farmers rose a sharp 13.2% in 2002 to EUR 5.3 billion. Demand for new lending for farm machinery was especially vigorous, accounting for nearly half of the total.

Several products proved highly successful in 2002, reflecting Crédit Agricole's ever-closer ties to this customer segment. Among others:

- more than 110,000 customers have now signed up to the "Compte Service Agri" contract, double the previous year's figure,
- the pleinchamp.com website doubled its traffic in 2002 and launched a series of fee-paying services, including local weather forecasts and market intelligence,
- the launch of farm insurance products, with 7,000 customers and 40,000 contracts signed in 2002.

Crédit Agricole also provided financial support for the farmers involved in the buyout of sugar giant Béghin Say. Seven Regional Banks contributed an estimated EUR 120 million in financing the deal.

» Crédit Agricole broadens its services to professionals

With almost 28% market share*, Crédit Agricole leads the professional market in France (comprising small shopkeepers and trades-people, the independent professions and businesses employing less than 10 people).

New lending to professional customers advanced 6.4% in 2002 to EUR 3.3 billion, despite the faltering economy, with strong growth among the independent professions and shopkeepers.



Crédit Agricole reached out to several specialised customer segments with carefully targeted products and services, e.g. notaries, auctioneers and accountants (electronic data transfer services), healthcare professionals (with electronic transfer of healthcare refund claim forms and the instalment of payment terminals to allow patients to pay for health services by bank card). A special version of the "Transaction" plastic money package has been rolled out for "Commerce Indépendant Organisé", the French "organised independent retailers" organisation through which Crédit Agricole enjoys close relationships with over 270 retail banners. Crédit Agricole continues to place its employee savings scheme with professionals, having sold more than 6,000 contracts to date.

* Source: TMO

Public bodies and local authorities

Crédit Agricole has played a key role in financing the development of regional economies ever since its origin. Today it is a leading provider of finance to public bodies and local authorities, working through its network of Regional Banks and tapping the expertise of its subsidiaries (Crédit Agricole Indosuez, BFT, Ucabail/FIP) to structure and manage financing packages.

Crédit Agricole is the third largest lender* to French public bodies and local authorities, with more than EUR 17 billion in outstandings managed by the Regional Banks. It further strengthened its position in this market in 2002 as new lending rose sharply (+26%) to EUR 2.7 billion. Crédit Agricole plans to extend its involvement in this customer segment by serving wider groupings of municipal authorities. It is also introducing new services such as structured asset-backed loans for the French state police, municipal incinerators and water treatment plants, and the "public procurement card".



No. 3

lender to public bodies and local authorities.

Top of the charts

Crédit Agricole named French No. 1 in home and online banking in 2002

- More than 1 million Banque à Accès Multiple (multi-channel banking) customers,
- Crédit Agricole doubles its interactive TV banking services,
- Cario (internet access provider) records 600,000 visits, 2.1 million page views (December 2002), Top 3 for quality of service (source: Journal du Net),
- Pleinchamp (dedicated farming website): 94,000 visits (December 2002).



In addition to sharply increased new lending, the Group rolled out several new services for public bodies. Among these were an offer concerning the installation of Internet connections in schools, with a doubling of the installed base, and the marketing to public bodies of CA Certificat, a secure electronic payment system.

The "public procurement card", designed using the Cedicam solution to eliminate paper-based invoicing for local authorities, has been tested. Public bodies involved in the trial, overseen by the French Ministry of Economy, Finance and Industry, have expressed their satisfaction. Crédit Agricole is thus poised to launch a public procurement card package as soon as the relevant regulatory texts are published.

* Sources: Dexia, Caisses d'Epargne, Crédit Agricole S.A.

Business customers

Crédit Agricole is the number one source of business financing in France, numbering a quarter of all French companies among its customers*. It serves the business community through the Regional Banks' dedicated teams and branches, as well as through its subsidiaries specialised in investment management. Despite a flagging economy, the Regional Banks registered further gains in business lending** during 2002. Loans outstanding rose by a healthy 7.6% to EUR 34.1 billion, while outstandings on mutual funds managed by Crédit Agricole Asset Management for the Regional Banks' business customers surged by 36% to more than EUR 7 billion at the end of 2002. Crédit Agricole took the lead in the corporate cash management market in 2002, with 16% market share.



12.6%

Crédit Agricole Group's business lending market share.

Number one source of business financing in France

- Banker to 25% of French businesses, 12.6% financial market share
- The Regional Banks' high street network:
  161 branches and 1,500 specialised counsellors and experts
- Crédit Agricole S.A. subsidiaries provide access to a broad array of expertise: Asset management (Crédit Agricole Asset Management and BFT); leasing (Ucabail); factoring and accounts receivable management (Transfact); payment systems and cash centralisation (Cedicam); financing, wealth management and M&A (Crédit Agricole Indosuez); private equity (UI group); long-term employee savings schemes and group pension schemes (CA Epargne Salariale and Predica).

Crédit Agricole S.A. and its subsidiaries further expanded their array of banking services for businesses:

- Transfact launched a new factoring service for exporters, with local offices in six countries in Europe and the United States. Also in 2002, it introduced Edrane, a bundle of online services comprising marketing data, public contracts, debt recovery, and factoring,
- "Dynamust", an automated cash surplus management service,
- Cedicam launched a "Business card" specifically geared to the needs of small businesses, to enable their senior executives to manage their professional expenses. It has also developed a domestic and international cash management offering.

"CA Certificat", an electronic signature product that lets businesses file their VAT returns via the Internet, has now been extended to permit electronic filing of social security (URSSAF) returns and e-commerce transactions.

* Sources: Banque de France, Crédit Agricole S.A.

** Lending to companies with more than 10 employees



French retail banking subsidiaries

» Factoring (Transfact)

Flat volumes and sharply increased risks were the order of the day in the factoring market in 2002. However, Transfact overcame these handicaps to preserve its billings and register a steep 25% rise in directly managed invoices.

Most Regional Banks now market the Immédians online factoring service for professionals and small businesses, along with the Batica database service. Transfact also enriched its range of services with a new "Export" offering and "Edrane", a bundle of online services comprising business and market development assistance tools for business clients.



No.1

Sofinco, the most widely-recognised credit company in France

» Leasing (Ucabail)

Ucabail, a leading French provider of equipment and real estate leasing finance, reported flat credit business in 2002, due to weak business investment and a deliberate policy of refocusing on higher value added transactions. Total leasing outstandings nevertheless edged up to EUR 5.9 billion. Ucabail is now France's foremost real estate leasing company by number of contracts and volumes handled.

» Consumer credit (Sofinco)

No. 2 in consumer credit in France [source: ASF], Sofinco works closely with the Regional Banks that notably distribute its "Open" revolving credit card. Sofinco also distributes its products through its own network, as well as via telephone, the French Minitel system, and the Internet. In addition, it operates through the major domestic appliance retail chains, car dealerships, as well as managing consumer credit business for a great many institutional partners (e.g. banks and insurance companies) and large retailers.

New lending by Sofinco in France rose 31.2% in 2002 to EUR 7.9 billion. Business generated by the partnership with Crédit Lyonnais gathered momentum in 2002 with the introduction of student loans and the takeover of the revolving loans business, completed at the beginning of 2003.

» Sofinco outstandings managed in France

[in billions of euros]


13.2
10.7
+23.5%
1.7
2.4
6.6
1.9
Regional Banks
4.2
Third-party and shared business
7.1
Proprietary
2001
2002



Quality control

Quality certification and brand recognition for Sofinco

Sofinco received ISO 9001 quality certification version 2000 for its retail chain store operations. This covers the design and implementation of partnerships with the large retail brands in France, the marketing of credit products and related services, along with customer relationship management and customer asset base development.
Sofinco held onto its lead in terms of brand recognition, meanwhile, topping the list of most widely-recognised consumer credit houses in France for the second year in a row, ahead of Cofidis and Cetelem (source: IPSOS barometer 2002).

›› Breakdown of Sofinco outstandings
(by product category)


13% Leasing, rental and others
Household equipment credit 5%
14% Automobile credit
35% Bank loans
33% Revolving credit
2002

Business generated through Crédit Agricole's partnerships continued to grow in 2002, and agreements were either signed or renewed during the year, including:
- renewal of agreements with Fiat and BMW,
- signature of an agreement to provide bank loans with Banque Accord (part of the Auchan group). This could later be extended to other European countries, as in the case of the contract signed between Auchan and Lukas in Poland.

Internet-based lending leapt fourfold in 2002, with nearly 20,000 applications per month, now totalling EUR 105 million. This volume of business is evidence of the quality and visibility of Sofinco's presence in this market.

The outstanding event of 2002 in consumer credit was Crédit Agricole S.A.'s acquisition of Finaref (excluding Facet), the Pinault Printemps Redoute (PPR) group's financial services arm. The deal, worth EUR 1.54 billion (1st tranche of 61% of the share capital) was completed at the beginning of 2003. A series of long-term agreements with the PPR group's retail brands will accompany the integration of Finaref's portfolio of 6.5 million private brand credit cards and EUR 4.3 billion in total outstandings. This move will consolidate Crédit Agricole S.A.'s No. 2 position in French and European consumer credit and boost the Group's expansion in this business. At the beginning of 2003, Finaref agreed with Agos Itafinco, Sofinco's Italian subsidiary, to take over the consumer credit business originated in the FNAC's Italian stores.

Asset management, insurance and private banking

42%
Segment contribution to Crédit Agricole S.A. 2002 net ordinary income

22%
Share of capital allocated in 2002







Like-for-like 2002

Net banking income	[illegible]
Operating expenses	[illegible]
Gross operating income	[illegible]

2002 key figures

(in millions of euros)	2002	2001 pro forma	2002/2001 change
Net banking income	[illegible]	[illegible]	[illegible]
Operating expenses	(639)	[illegible]	[illegible]
Gross operating income	[illegible]	[illegible]	[illegible]
Risk-related costs	(11)	(6)	n.s.
Equity affiliates	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
Net extraordinary items + corporate income tax + Fund for General Banking Risks	(207)	(228)	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
ROE*	[illegible]	[illegible]	

* Net income based on total shareholders' equity (i.e. excluding return on excess / shortfall of allocated capital)

Business line

» This segment comprises Crédit Agricole S.A.'s asset management, insurance and private banking businesses, and it operates through its subsidiaries Crédit Agricole Asset Management, BFT and CPR AM (asset management), Predica (life insurance and disability insurance) and Pacifica (P&C insurance), together with Crédit Agricole Indosuez subsidiaries specialising in private banking.

All these businesses sell to individual customers in France through the Regional Banks' retail outlets. Crédit Agricole Asset Management and the private banking subsidiaries operate both through their respective sales networks and through Crédit Agricole S.A.'s European network of alliances and partnerships to expand their international reach.



2002 roundup

Business volumes and earnings display resilience

Group companies brushed aside stock market turmoil to perform strongly on the sales side, with assets managed edging up 0.1% to EUR 232.5 billion. International asset management business was especially robust, in life insurance and P&C insurance. Healthy results in these businesses held the fall in the segment's contribution to Crédit Agricole S.A. 2002 net income* to EUR 466 million (-5.9%).


232.5

billion euros in assets managed in 2002

No. 1 bancassurer in France

No. 2 in the French mutual funds market

* Before amortisation of goodwill.

Asset management, insurance and private banking

Asset management

Despite continuing equity markets gloom, Crédit Agricole's asset management companies again attracted healthy net inflows, offsetting the markets' negative impact. Aggregated assets managed by Crédit Agricole S.A. registered a slight 1.5% increase to EUR 188.6 billion at the end of 2002. Crédit Agricole Asset Management further expanded its range of products for French and international customers, registering fresh gains in its international markets in Europe and Asia.

» Asset management, insurance and private banking segment

Companies

Asset management Crédit Agricole Asset Management, BFT (Banque de Financement et de Trésorerie), CPR AM.
Insurance Predica (life insurance), Pacifica (P&C insurance).
Private banking Crédit Agricole Indosuez (CAI) subsidiaries: BGP Indosuez, CAI (Suisse) SA, CAI Luxembourg, CFM, CAI Cheuvreux Gestions.

Work force

4,350 employees
of which 40% outside France.

International presence

France, Europe (Germany, Greece, Italy, Luxembourg, Monaco, Spain, Sweden, Switzerland, United Kingdom), United States, Asia (Hong Kong, Japan, Korea, Singapore).

» New inflows make fresh gains in all markets

Coming after the high levels achieved in recent years, Crédit Agricole S.A. sustained its growth momentum in 2002, as Group asset management companies attracted EUR 12.5 billion in net new inflows.
Individual customers in France responded to adverse stock market conditions by favouring less risky products, especially bond products and equity products carrying a capital guarantee or protection. As a result, mutual fund and long-term inflows were concentrated on this type of product, confirming Crédit Agricole Asset Management (CA Asset Management) position as number two in French mutual funds with an 11.4% market share*.
CA Asset Management completed the rationalisation of its product range, aimed at simplifying its product families by classifying mutual funds by asset class and management style, and at harmonising its management fees, commissions and terms of business.
Several new products were launched for marketing through the Crédit Agricole network, including: "Dynatop Garanti", "Dynatop Garanti Eurovaleurs", and "Dynatop Euro 2002"; "Preditop 2,3 and 4",



188.6

billion euros in assets managed by Crédit Agricole S.A. asset management companies at end-2002.

* Source: Europerformance



Partnership

Crédit Agricole wins mandate to manage retirement savings for the PSA Peugeot-Citroën group

Crédit Agricole S.A. emerged from a year-long tender process to win mandate from France's PSA group to manage the supplementary pension scheme for 17,000 executives. The highly innovative proposal features a large initial sum (EUR 385 million), a longer time horizon (30 years), and a guaranteed return in excess of inflation. The contract pools the skills of CAES in financial management, Predica in retirement savings and annuity plans, Crédit Agricole Indosuez in financial risk hedging, with Crédit Agricole S.A. providing the global guarantee. It showcases the Group's capacity to harness its extensive expertise in structuring large-scale projects. The deal will also stand as a first-class reference for the Group in marketing its bancassurance services to major business corporations.

Breakdown of assets managed by CA Asset Management in 2002 By asset class	
Money market	25%
Bonds	51%
Equities	24%

to accompany life insurance policies; and "CA-AM Structura 2002" and "CA-AM Structura Europrim 2002" for high net worth individual clients.

Through Crédit Agricole Epargne Salariale (CAES), CA Asset Management provides employers with comprehensive expertise in the management of employee savings and pension schemes. CAES launched a series of new products in 2002 aimed at the small and medium-sized business (SME) and the professional markets, with encouraging results. These products, designed in response to the French 2001 Employee Savings Act, comprise simplified employee savings plans for very small businesses, professionals and farmers; inter-company savings plans for franchise networks and co-operatives, and voluntary employee savings schemes (for long-term retirement top-up savings). All told, the Regional Banks signed up more than 6,900 contracts for these products in 2002.

Also in 2002, a number of major French companies awarded management mandates to CAES in recognition of Crédit Agricole S.A. Group companies' expertise in structuring complex and/or innovative packages. These included:

- a mandate to manage retirement savings for the PSA group (see box),
- a mandate for a new rights issue reserved for L'Oréal employees.

Growth in assets managed
(in billions of euros)


185.9
+12.5
Inflows
Market
-9.8
188.6
France 172.6
Rest of world 16.0
2001
2002

- mandates for leveraged international employee savings plans for the Pechiney and Suez groups, confirming the leadership of CAES and Crédit Agricole Indosuez in this type of operation.

Long-term employee savings under management grew by nearly 12% in 2002 to EUR 4.8 billion, and CAES now ranks sixth in France, with 6.3% market share.

» New developments in Europe and Asia

CA Asset Management is present in many parts of Europe, as well as in Asia's leading financial centres. Its long-term "multi-local" strategy is driven by a combination of organic growth in its European units, distribution agreements with local banking and financial partners, in Asia especially, and by the Crédit Agricole S.A. Group's international network of alliances.

CA Asset Management launched several new products and services in 2002, and expanded its network of outlets and partnerships. Aggregate funds managed for international customers rose 5.7% over the year.

In Europe, business was strongest in Italy and Spain, with an aggressive drive to forge relationships with local institutional investors and distributors. In Italy, Po Vita, the life insurance subsidiary of Cariparma (Banca Intesa group) and of Gruppo SAI, awarded CA Asset Management a mandate to manage all of its EUR 740 million technical reserves.

The outstanding event of the year in Spain was the formation of CA Asset Management España S.L. (55% CA Asset Management and 45% Crédit Agricole Indosuez), which now oversees all mutual fund management and distribution activity in this country. Assets managed and distributed in Spain totalled close to EUR 850 million at the end of 2002.

Sales operations made an encouraging start in Switzerland: In particular, Crédit Suisse Group invested EUR 66 million in the Green Way Arbitrage alternative fund, designed and managed by CA-AIPG, which will form part of a hedge fund marketed by Crédit Suisse.



+5.7%

Growth in assets managed in rest of world in 2002.

CA Asset Management forged ahead in its drive to expand in Asia. It signed partnership agreements with a number of blue-chip financial institutions, that open the doors to this region's reputedly difficult markets.

In Japan, CA Asset Management acquired a 5% interest in the capital of Resona Trust and Banking Company, the asset management arm of Resona Bank (which grew out of the merger between Daiwa Bank Holdings and Asahi Bank). This operation will give CA Asset Management privileged access to the market through Resona Bank's high street branch network. It also strengthened the position of CA Asset Management Japan, now the ninth-largest foreign asset management firm in Japan with EUR 900 million in distributed outstandings (source: Japan Asset Managers Trade Association, August 2002).

In Korea, CA Asset Management and National Agricultural Co-operative Federation (NACF), South Korea's number one retail bank, agreed at the end of 2002 to form Nonghyup CA Asset Management, a jointly-held equity portfolio management company

(60% NACF - 40% CA Asset Management). CA Asset Management already holds several management mandates for Korean institutional customers. In 2003, the new partnership will provide it with access to Korea's individual customers market through NACF's 867-branch distribution network.

CA Asset Management won several new management mandates from pension funds and government agencies in Hong Kong and Singapore. It also won several distinctions for its management quality in 2002, with South China Morning Post and Standard & Poor's honouring CA-Funds Corporate Bond, CA-Funds Global Healthcare and Hong Kong Equity Fund, while the Pension Asia magazine hailed its Hong Kong equities performance over one year.

» Robust growth in alternative management and multi-manager products

CA Asset Management has been active in alternative management for the past 10 years, since launching Green Way Limited fund. Rigorous selection and weighting of externally-managed funds are central to the success of this type of fund aimed at institutional and private banking customers. Their aim is to optimise the risk/performance trade-off. The range of products has expanded over the years, and new ones such as Green Way Equilibre were added in 2002. A key benefit of this streamlined French-law fund of funds aimed at institutional investors is its daily liquidity.

Net inflows to alternative management funds surged in 2002, with all of CA Asset Management's units registering strong sales performances. The UK publication Hedge Funds Review acclaimed the entire Green Way range of hedge funds of funds in 2002, hailing its investment process as the best among European funds of funds larger than USD 250 million.

Alternative management funds have been brought together under the name of Crédit Agricole Alternative Investment Products Group (CA-AIPG), with a staff of 40 in Paris, London, Chicago and Tokyo.

They managed more than EUR 3.1 billion at the end of 2002 (including EUR 250 million in private equity), up sharply (+65%) from the 2001 figure, ranking CA-AIPG among Europe's top managers of alternative funds of funds.

Like other major European fund managers, CA Asset Management launched a multi-manager operation in 2001, dedicating an 8-strong team to this activity which specialises in selecting and assembling funds of funds. Its array of multi-manager products is expanding apace, with a 50% leap in assets managed relative to 2001, to EUR 0.7 billion at the end of 2002.

Beside CA Asset Management, Crédit Agricole S.A. is also building up an asset management activity through its wholly-owned subsidiary Banque de Financement et de Trésorerie (BFT), which caters more specifically to local authorities and medium-sized investors. BFT reported a 1.5% rise in funds under management to EUR 10 billion at end-2002.

Ratings

CA Asset Management wins recognition for management performance

Fitch-AMR raised its rating on Crédit Agricole Asset Management from aa to aa+ for its management activities in Paris, London, Tokyo, Hong Kong and Singapore, in September 2002. This is the second-highest grade in Fitch-AMR's rating range, and indicates "excellent quality in terms of safety and risk control of asset management activities."



Insurance

In the space of a few years, Crédit Agricole S.A. has built up a comprehensive array of insurance products and services for individuals, professionals, farmers and businesses, through its insurance subsidiaries Predica (life and disability), and Pacifica (property & casualty). Their products are mainly distributed through the Regional Banks' high street branches.



» Life insurance assets managed
(in billions of euros)
77.1
83.4
+8%
6.9
6.1
In units of account
70.3
77.3
In euros
2001
2002

» Life insurance: business volumes and earnings continue to grow

After the slowdown in 2001, growth in the French life assurance market was subdued in 2002, with premium income rising 1% and funds under management up 5%. Market trends were shaped by financial markets weakness, with euro-denominated contracts rising 13%, at the expense of unit-linked contracts which tumbled 31%..

With a strong sales performance, Predica outperformed the market in growth terms. New inflows rose 3% to EUR 9.7 billion and funds managed were up 8% to EUR 83.4 billion at end-2002. These figures confirmed Predica's No. 2 position* in the French life insurance market, and as the leading bank life insurance subsidiary, with 11.3% market share.

Euro-denominated contracts were up 8%, offsetting reduced payments into unit-linked contracts. Some more than 230,000 new "Confluence" retirement savings contracts were sold in 2002, making this the best-selling policy in France last year.

Whole life and disability insurance again registered robust growth, with 470,000 new policies sold in 2002. With a portfolio of 2.7 million life and disability contracts at the end of 2002 (+12%), Predica is firmly established as the leader in this market.

Long-term care insurance, launched at the beginning of 2001 and now distributed by most of the Regional Banks, is proving successful, and some 67,000 policies were activated in 2002. With more than 82,000 contracts under management at the end of 2002, Crédit Agricole is one the foremost domestic market players in this area.

Predica enriched its range in 2002, via:

- new additions to the life and disability products for farmers, supporting the Group's comprehensive offering of farm insurance products, in conjunction with Pacifica,
- a new personal wealth management activity launched by Predica, with the launch of "Floriane," now marketed by most of the Regional Banks. This contract attracted EUR 240 million in funds in 2002.



11.3%

Predica's share of the French life insurance market in 2002 (funds managed).

* Source: FFSA

International operations continued to expand satisfactorily during the year.

Predica's prudential policy proved its worth in last year's hostile business conditions and weak financial markets, helping to limit its risk exposure and keep its balance sheet strong. This policy is producing major benefits for customers and the Group alike.

Predica's goals for 2003 are:
- to pursue its growth strategy in its different markets and gain market share, especially in death and long-term care products, and catering to high net worth clients, operating through the Regional Banks' and Group's distribution channels;
- to seize growth opportunities in new markets, including group life and accident insurance, large corporate accounts, capital-growth supplementary pension plans, and expanding its death and disability business, including administration of these contracts;
- to focus its investment policy on financial security and asset diversification.

» Property & casualty insurance (Pacifica)

Thanks to the strong fit between Pacifica's products and the Regional Banks' high street distribution network (nearly 17,000 sales staff are trained to market these products), Crédit Agricole S.A. ranks among the top ten personal lines P&C insurers in France*.

» Breakdown of Pacifica's premium income 2002


» Farmers' P&C
1%
23%
» "Life's Accidents", health insurance, legal protection and others
» Motor
48%
28%
» Home occupiers' comprehensive cover

*Source: Tribune de l'assurance, 2002 survey


Pacifica once again displayed its efficiency, managing more than 2000 claims at the time of the floods in the Gard Department.

Pacifica sustained its vigorous growth momentum in 2002 with premium income rising 14% to EUR 588 million, and a portfolio of nearly 3.2 million contracts at the end of 2002 (with more than 800,000 new policies sold in 2002). Demand for "Life's Accidents" and legal protection cover remained brisk, and Pacifica held onto its market leadership with 446,000 contracts, representing 45% of the market.

Farm insurance products, now marketed through most of the Regional Banks, made a highly encouraging start with nearly 40,000 policies sold in 2002, covering the needs of more than 7,000 farms.

It is planned to roll out this offering across practically the entire country by the end of 2003, leveraging the Group's hefty share of the farming market segment.

Pacifica again demonstrated its responsiveness and high quality of service in the wake of flooding in the Gard Department of France, in 2002. It established fast-track claims processing procedures and provided assistance for victims, covering more than 2,000 claims.

Despite the gravity of these events, 2002 was an excellent year for Pacifica in technical terms, as its claims ratio fell from previous year's 73.8% to 70.4%.

For 2003, Pacifica will be intensifying its efforts to attract younger customers and farmers, and will seek to dovetail its insurance products more effectively with banking services, via a special focus on car loans.

Private banking

**The main activity of private banking is to provide wealth management services for high net worth customers.
This business is conducted primarily through Crédit Agricole Indosuez's subsidiaries for three leading international centres, namely Luxembourg, Monaco and Switzerland, and in three countries frequented by their domestic customers, i.e. France (Banque de Gestion Privée Indosuez and Crédit Agricole Indosuez Cheuvreux Gestions), Italy and Spain.**



Private banking was hit by further stock market declines in 2002, and suffered from the combined effects of general business conditions and a weaker US dollar. The business segment nevertheless maintained its front-ranking positions in the French and international markets.

» In France...

BGP Indosuez overcame lacklustre conditions to maintain its growth momentum, as new inflows offset the adverse impact of falling stock markets. BGP Indosuez intensified its co-operation with other Group companies in prospecting for high net worth customers. Close collaboration with the Regional Banks in managing high net worth customers is proving its worth, and aggregate assets managed for this customer category now represent 40% of private wealth managed by BGP Indosuez. BGP Indosuez is also working more closely with Predica, which has resulted in the marketing of new Predica life insurance products.

» Change in private banking assets managed

(In billions of euros)


42.9
+1.2
Inflows
Crédit Agricole S.A. Group
-1.2
Market
-4.7
38.2
15.4
France
22.8
Rest of world
2001
2002



Crédit Agricole Indosuez Cheuvreux Gestions (CAICG), too, is moving into private banking, specialising in discretionary management of portfolios comprised of individual shares. Despite stock market conditions, CAIGC has retained its customer base and continues to strengthen its cooperation with the Regional Banks.

» In Switzerland...

The outstanding event of 2002 was the planned acquisition by Crédit Agricole Indosuez of Banca Intesa's Swiss private banking specialised subsidiary. IntesaBci Bank (Suisse) (with EUR 2.1 billion in assets managed) is scheduled to merge with Crédit Agricole Indosuez (Suisse) SA at the end of 2003. This new deal confirms Crédit Agricole Indosuez (Suisse) SA as a leading player in Switzerland's private banking industry.

» In Monaco...

Crédit Foncier de Monaco (CFM) reaped the benefits of its cost-cutting efforts, widening the gap between itself and the other local banks in terms of assets managed and profitability, and consolidating its leadership in Monaco.

» In Luxembourg...

Crédit Agricole Indosuez Luxembourg was split in two in 2002, Crédit Agricole Indosuez Luxembourg being dedicated to private banking and Crédit Agricole Investor Services Bank Luxembourg to financial services.

» Breakdown of assets managed by the private banking sector at end-2002


14% » Equities
37% » Others and time deposits
25% » Bonds
24% » Mutual funds

Work continued on integrating information systems and logistics with those developed by CAI (Suisse) SA, paving the way for the deployment of a more attractive array of services in 2003. At the end of 2002 CAI Luxembourg managed EUR 4.9 billion in assets.

The Crédit Agricole Group is currently focusing on reviving its global approach to high net worth customers in France.

Innovation

Crédit Foncier de Monaco (CFM) creates a dedicated sustainable development investment fund

CFM, a 77%-held subsidiary of Crédit Agricole Indosuez, opened for business in Monaco in 1922 and is the number one bank in the Principality. With the support of the Monegasque authorities, CFM launched the first Monaco-based fund dedicated to investment in sustainable development, at the beginning of 2003. This fund of funds, named Monaco Environnement Developpement Durable (MEDD), contains a selection of the best international sustainable development funds. This fund is invested primarily in companies focused on economic, ecological and societal criteria aimed at creating value for the long term, and in companies specialising in the environment (renewable energies, natural resources, etc.). MEDD's portfolio currently comprises 15 funds, among them SAM Sustainable Index Fund, UBS Eco Performance and Pictet Water Funds. As provider of custodial services for MEDD, CFM is promoting and developing the fund in Monaco, while CA Asset Management is responsible for its financial management and optimising its performance.

Corporate and investment banking

30%

Segment contribution to Crédit Agricole S.A. 2002 net ordinary income

28%

Share of capital allocated in 2002









2002 key figures

(in millions of euros)	2002	2001 pro forma	2002/2001 % change
[illegible]	[illegible]	[illegible]	[illegible]
> Operating expenses	(1,858)	(2,012)	7.7
[illegible]	[illegible]	[illegible]	[illegible]
> Risk-related costs	[illegible]	(169)	[illegible]
> Equity affiliates	52	56	[illegible]
> Net income (loss) on fixed assets	12	[illegible]	n.s.
[illegible]	[illegible]	[illegible]	[illegible]
> Net extraordinary items + Corporate income tax + Fund for General Banking Risks	(140)	(166)	n.s.
[illegible]	[illegible]	[illegible]	[illegible]
> ROE*	2.2%	8.0%	

*Net income based on risk shareholders' equity (i.e. excluding return on excess capital of allocated capital)

Business line

» The Corporate and investment banking segment embraces all of Crédit Agricole's activities serving large corporates and institutional investors in France and worldwide, i.e. financing, advisory services, capital markets (foreign exchange, fixed income, equities, futures, etc.), mergers and acquisitions, private equity and financial services.

Through its subsidiaries Crédit Agricole Indosuez (capital markets, investment banking and corporate finance) and the UI Group (private equity), Crédit Agricole S.A. provides a comprehensive array of financial products and services geared to the needs of its major clients in France and Europe, and to those of the Regional Banks' large corporate customers.



2002 roundup

A resilient performance in adverse conditions

Crédit Agricole S.A.'s Corporate and investment banking segment successfully withstood the global growth slowdown and the equity markets slide in 2002. Robust performances in fixed income, asset financing and private equity offset the impact of the financial crisis on equity market-related activities, limiting the decline in business volumes and earnings. Thanks to tight cost controls and improved risk management, net income* for the segment was down by only 21.4%.

No. 1 in Europe in French equity research (Crédit Agricole Indosuez Cheuvreux)

No. 5 project finance arranger worldwide**

* Before amortisation of goodwill ** Source: Infrastructure Journal 2002

Corporate and investment banking



No. 1

CAI, leading primary dealer in France for the third consecutive year.

Capital markets

» Strong performance despite weak equity markets

Crédit Agricole Indosuez Cheuvreux continued to gain ground in an increasingly competitive climate and now supplies institutional clients with some of the most extensive equity research expertise currently on offer in Europe. CAI Cheuvreux thus confirmed its position as a front-ranking European broker, backed by the expertise and independence of its research and sales teams.

Having completed its European organisation in 2002, CAI Cheuvreux focused on ramping up its UK operation and enriching its range of sector-based products. Its derivative products structuring and sales activities registered strong gains despite the market slowdown. CAI Cheuvreux now offers its institutional clients a global derivatives service comprising a highly innovative array of index and guaranteed funds.

The trading division, meanwhile, consolidated its now fully integrated global platform, on which CAI Cheuvreux conducts its arbitrage transactions.

Finally, CAI Cheuvreux scored a breakthrough into the French warrants market thanks to a programme launched at the end of 2001. Already it is the third-largest issuer on the Paris market, with nearly 13% of the market at the end of 2002.

Crédit Agricole Indosuez Fixed Income is a major European player in trading and distribution of foreign exchange, debt, commodities, inflation-indexed bonds, hybrid and alternative risk management (balance sheet and off-balance sheet) products,

» Corporate and investment banking segment

••• Companies

Crédit Agricole Indosuez
Crédit Agricole Indosuez Cheuvreux
Carr Futures
Union d'Études et d'Investissements

••• Work force

9,300 employees
of which 55% outside France.

••• International presence

Present in more than **50 countries.**



50

locations worldwide.

with 700 employees and 20 dealing rooms worldwide. Its three strategic priorities are:
- in geographic terms: Europe, New York and Tokyo, along with a certain number of emerging countries in a position to benefit from the expertise present in its European platforms;
- in strategic terms: a customer-driven priority, backed by multi-product sales teams specialising in specific customer segments and delivering high value-added financial solutions;
- designing innovative high value-added offerings, particularly in the fields of credit, derivatives and alternative risk management.

All three lines of development proved their worth in the difficult conditions of 2002, with revenues to match those of 2001.

One of the world's top-ranked brokers for execution and clearing on organised markets (futures, options, securities and indexes), Carr Futures reported a first-class year in 2002.

>> CAI Fixed Income in 2002
Key positions

- Fixed income and foreign exchange
- No. 1 specialist in French government securities for the third consecutive year (source: Agence France Trésor), No. 2 in Portugal, and one of the top 5 in Spain.
- A key player in Europe in private and public-sector bond issues, with 94 transactions totalling EUR 20.8 billion in 2002 (IFR rank 17th).

- Securitisation
No. 12 in ABS & MBS transactions in Europe (source: Capital Data Bondware).

Top of the charts

CAI Cheuvreux named No. 1 for French equity research

No.1 European broker for French securities (source: Reuters Institutional Investor and Extel 2002 ranking). No. 1 European broker in banking, No. 2 in insurance, and No. 1 in small caps (Agefi).



1,000
shares covered by analysts at Crédit Agricole Indosuez Cheuvreux in Europe.

It consolidated its leadership positions in the US, European and Asian markets, and won a reputation as a pioneer in several areas.

For example, Carr Futures was the first broker to launch a tripartite repo clearing model based on the London Clearing House Repoclear, backed by Crédit Agricole Indosuez, which handles the dealing side.

In the United States, Carr Futures is the sixth-largest futures clearer by customer outstandings, and the largest foreign-owned house (source: CFTC, December 2002).



Investment banking

Investment banking embraces the full spectrum of assets and liabilities management activities for the Group's large corporate and institutional clients. It is organised around three main divisions, namely:

- Corporate finance, chiefly mergers and acquisitions advisory activities,
- Equity capital markets, comprising equity issues and hybrid products, and derivative products brokerage and structuring for CAI's corporate clients,
- a Private placement activity dedicated to structuring and placing unlisted securities for major investment funds.

Crédit Agricole Indosuez's Corporate Finance teams' strong relationships with clients mean they are ideally placed to advise them on their strategic transactions. CAI ranked 6th among M&A advising banks in France, in 2002 (sources: Dealogic, TFS), notably advising Crédit Agricole S.A. for the acquisition of Finaref, Gecina on its cash tender offer for Simco, and Origny Naples on its cash tender offer for Béghin Say.



In the primary equity market, the CAI-Lazard alliance was ranked No. 4 book-runner on the French equity issues market (source: Thomson Financial).
CAI managed several transactions via this alliance in 2002. These included an issue of CGIP bonds exchangeable for Valeo shares and reclassification of Valeo's shares, and an issue of convertible bonds for Club Méditerranée. In addition, CAI was one of the few French banks in 2002 to manage foreign share placements elsewhere in Europe, e.g. for Assa Abloy in Sweden.

In addition to their primary markets activities, CAI Equity Capital Markets have built up solid know-how in the structuring and sale of equity derivative products. They have thus broadened their range of services to include special purpose equity derivative-based financings, structuring leveraged employee savings schemes, share repurchase and stock option hedging programmes, and structured financings.
Among others, CAI leads the European market in the design and implementation of leveraged employee savings schemes, winning several important mandates in 2002 from some of the Group's major customers, including Suez and Autoroutes du Sud de la France.

Finally, the Private placement team completes the array of services available to investment funds and CAI's large corporate clients. This team advises on the structuring and placement of unlisted securities, chiefly to accompany capital raising operations for private equity firms in France and elsewhere. It scored a string of business successes among a variety of funds in France and Europe, including L Capital, Auriga Ventures II, and Euromezzanine IV.



» Private equity (UI group)

Crédit Agricole S.A.'s private equity investment activities are concentrated within its Equity activities division, centred around Union d'Études et d'Investissements (UI), consisting of three main sectors, namely:

- private equity, with UI, which is dedicated to large corporates (with revenues exceeding EUR 100 million) and Idia Participations, dedicated to medium-sized businesses,
- Agri-capital (private equity for the agrifood sector),
- Mid-Cap mergers and acquisitions.

In 2002, UI invested EUR 158 million in around forty private equity deals.



Main UI investments in 2002 (in millions of euros)	
Laboratoires Thea, ophthalmology medications	24.4
Norac, the leading producer of "viennoiserie" (bakeries, etc.)	19.6
Novasep, active principles for pharmaceuticals	10.9
Mécachrome, industrial precision mechanical engineering	8
Groupe Philippe Bosc, French market leader in home hairdressing	7.5

It also took part in several transactions in pursuit of its strategy of developing and investing in investment funds in 2002, including:

- the formation of Alianza Iberian Private Equity Fund, specialising in LBO transactions in Spain, bringing together UI, Predica and several Regional Banks,
- the launch of the Pragma fund, in an equal-shares partnership with Crédit Lyonnais Private Equity. This fund, aimed at raising between EUR 350 and 400 million, will focus on majority-stake LBOs.

In addition, UI integrated CPR Private Equity, a fund of funds manager, in the course of the year.

Notwithstanding adverse stock market conditions, UI realised EUR 122 million in capital gains in 2002, notably thanks to disposals of Neopost (EUR 39.5 million), Elis (EUR 27.3 million), and Groupe Bourbon (EUR 25.3 million). These disposals enabled UI to report net income of EUR 75.6 million in 2002.

Idia Participations, which specialises in private equity deals for medium-sized businesses, continued to invest actively in 2002, spending nearly EUR 70 million to buy equity stakes, working closely with the Regional Banks.

At the end of 2002, UI group's private equity activities comprised a portfolio of nearly 300 companies (with EUR 1.4 billion in managed assets).

Unipar and Sofipar, which specialises in equity finance for farms and agrifood co-operatives (Agri-capital), managed around EUR 400 million in assets at the end of 2002. One of the major events in 2002 for Sofipar was its role in the acquisition of Béghin Say by a group of sugar beet co-operatives and planters, in partnership with the Nord de France, Nord-Est and Centre-Loire Regional Banks.

Sodica, a subsidiary of UI and CAI, specialises in mid-sized mergers and acquisitions, usually in conjunction with the Regional Banks. Sodica signed 39 new mandates in 2002, including the purchase by Vranken of the Pommery assets from LVMH, with the Nord-Est Regional Bank, and the acquisition of Pier Import by Forfinance, in association with the Nord de France Regional Bank.

Financing business

Crédit Agricole Indosuez (CAI) arranges financing for large corporates and institutions. Its broad range of financings includes syndicated loans, acquisition finance, aircraft and ship finance, export credit, international trade and real estate. Commercially, CAI did very well in 2002. Since 2001, it has been pursuing a strategy of focusing on core customers in Europe, rationalising US and Asian operations, and optimising the risk-return trade-off. This has played a key role in bringing risks under control and in reducing costs and allocated capital.

Despite slack conditions in the European market in 2002, CAI again expanded its loan syndication activity in terms of the number of transactions and volumes (+10%). In the Europe-Middle East-Africa region, CAI held onto its place as the world's No.13 mandated arranger with 46 transactions totalling EUR 38 billion.

Aircraft and ship financing activities held up well in 2002, confirming CAI as a global front-runner in these sectors. CAI's aerospace teams in Europe, Asia and the United States managed financing for 24 aircraft, worth a total of EUR 1.3 billion, and advised several airlines. Among others, CAI is the No.1 global arranger for Japanese Operating Lease activities (source: Airfinance journal, June 2002).



No. 1

CAI world leader in Japanese Operating Lease.

At the end of 2002, CAI managed as agent a portfolio of approximately EUR 8 billion gross (before guarantees and syndicated shares) including around EUR 3.5 billion on the Group account which corresponds to financing for 457 aircraft.

In ship financing, CAI arranged 88 deals covering 176 ships and totalling nearly USD 2 billion in 2002. CAI's teams won 11 mandates as lead arranger in the main areas of project finance (electricity, oil and gas, telecommunications and infrastructures) in 2002. With 27 projects financed in 2002, CAI was the world's fifth-ranked arranger by volume (source: Infrastructure journal, 2002).

Top of the charts

CAI voted "Bank of the year" for loan syndication

CAI's peers named it "Bank of the year", as the global bank having progressed most in 2002. Significant deals in 2002 included: Suez (EUR 850 million), PPR (EUR 2.5 billion), France Telecom (EUR 15 billion), support for Vivendi Universal (EUR 5 billion) in France; Anglogold (EUR 600 million) and the Central Bank (USD 1 billion) in South Africa; Stora Enso (EUR 2.5 billion) in Finland, and Iberdrola (EUR 1.75 billion) in Spain.

(Source: The Euroweek Awards, February 2003)

>> Project financing

- CAI major deals in 2002
- arranger for the acquisition of Eurogen by the Edison-led consortium (EUR 4.9 billion financing),
- lead-manager and documentation agent for a consortium of 15 banks to finance H3G Italia's UMTS network in Italy,
- co-lead manager to finance rehabilitation of the London underground for London Underground Tubelines (facility totalling GBP 1.8 billion),
- arranger of financing for a pioneering project to produce synfuel from natural gas for Sasol Qatar Gas-to-liquids (total cost: USD 1.2 billion).

In international trade, the London-based Structured commodity finance division built up its operations in 2002, winning several mandates as lead arranger and co-operating with several Group units, including CAI Egypte for the first pre-financing for this country's oil exports.

Acquisition and LBO financing registered another year of sturdy growth in 2002, in France especially. With a total of EUR 8.4 billion, Crédit Agricole Indosuez was the tenth-ranked bank in Europe for the arrangement of leveraged deals (source: International Financing Review, January 2003). CAI notably financed the acquisition of Elis, one of the largest deals of the year in Europe (EUR 1.2 billion), on behalf of PAI Management (formerly Paribas Affaires Industrielles).

CAI is one of the first French banks to have arranged multi-source credits in most countries of the European Union, financing producer goods exports for Europe's blue-chip companies. It is the third-ranking bank for Coface-guaranteed export credits (source: Natexis, December 2002), and one of the top five lead arrangers of ECGD-guaranteed export credits in the United Kingdom. In Italy too, it ranks among the top two banks for SACE-guaranteed credits.

Real estate financing was buoyant in 2002, and CAI arranged EUR 938 million in new lending. In addition to its existing presence in Australia, CAI expanded its operations to Italy in 2002.



>> Financing business
Change in risk-related costs 2001/2002
(in millions of euros)


1st-half 2001
2nd-half 2001
1st-half 2002
2nd-half 2002
(87)
(101)
(110)
(86)

International retail banking


2%

-33 million euros
Segment contribution to Crédit Agricole S.A. 2002 net ordinary income



18%
Share of capital allocated in 2002







2002 key figures

(in millions of euros)	2002	2001 pro forma	2002/2001 % change
[illegible]	[illegible]	[illegible]	[illegible]
> Operating expenses	(353)	(632)	-44.1
[illegible]	[illegible]	[illegible]	[illegible]
> Risk-related costs	(133)	(272)	-51.1
> Equity affiliates	(17)	229	n.s.
> Net income (loss) on fixed assets	(33)		n.s.
[illegible]	[illegible]	[illegible]	[illegible]
> Net extraordinary items + corporate income tax			
> Fund for General Banking Risks	(64)	(111)	n.s.
[illegible]	[illegible]	[illegible]	[illegible]
> ROE	7.9%	5.3%	

[illegible] Net income based on real shareholders' equity (i.e. excluding return on excess / shortfall of allocated capital).

Like-for-like 2002 (excluding Banco Bisel)	
Net banking income	+62.8%
Operating expenses	+65.7%
Risk-related costs	+67.9%
Net ordinary income	+85.5%

Business line

» International retail banking comprises Crédit Agricole S.A.'s banking subsidiaries and affiliates operating outside France, in retail banking mainly. But the segment also includes revenues from activities resulting from local partnerships and joint international subsidiaries in other areas of banking. It chiefly comprises the businesses of the international consumer credit and leasing subsidiaries, together with revenues generated by Crédit Agricole S.A.'s strategic banking affiliates in Europe, i.e. Banca Intesa, Banco Espirito Santo and Commercial Bank of Greece.



2002 roundup

Exceptional events dent earnings in 2002

The withdrawal from Argentina (with the disposal of Crédit Agricole's equity interest in Banco Bisel) and the impact of the strategic plan at Banca Intesa, in Italy, squeezed segment earnings, leading to a net loss of EUR 97 million in 2002. The Group's European subsidiaries enjoyed robust business and earnings growth, while several commercial agreements were signed with Crédit Agricole S.A.'s banking partners in Europe.


25
retail banking partnerships in Europe


No. 2
in consumer credit in Europe

Before amortisation of goodwill.
Source: Cetelem-Sofinco.

International retail banking

Crédit Agricole S.A.'s European development strategy started to pay off in 2002.
Its specialised consumer credit and leasing subsidiaries enjoyed brisk growth, while the Group strengthened its alliances in Greece and Italy with the start-up of new marketing partnerships.



7

banking partnerships developed with Banca Intesa (Italy).



» International retail banking segment

•••Companies

Lukas and EFL (Poland)
Banco Acac (Uruguay)
Subsidiaries of Sofinco, Predica and Ucabail (Europe and Morocco)

•••Work force

3,600 employees

•••Banking affiliates

Banca Intesa (Italy)
Commercial Bank of Greece (Greece)
Banco Espírito Santo (Portugal)
Banco del Desarrollo (Chile)

» Specialised credit subsidiaries enjoy sustained growth

Crédit Agricole's European consumer credit and leasing subsidiaries continued to gain ground in 2002. Thanks to a combination of strong sales performances and declining risks, 2002 earnings advanced strongly to EUR 52 million*.

In Poland, Crédit Agricole S.A. now** controls practically the entire capital of consumer credit market leader Lukas, and of EFL, the leading provider of car leasing finance.

Lukas confirmed its aggressive market approach in 2002, launching new products and adding new major retailers to its network of sales agreements. Lukas Bank too continued to expand in banking services to individual clients, launching a series of savings and home purchase loan products. With a strong reputation for its high quality, competitive distribution network of branches and internet channels, Lukas Bank is poised to take advantage of the expanding market for banking and financial services in Poland.

EFL, which specialises in equipment leasing finance, chiefly car loans, had a satisfactory year, with good risk control contributing to earnings growth.

* Contribution of European subsidiaries to 2002 net income before amortisation of goodwill.

** Since 9 January 2003

Working through the Lukas and EFL groups, Crédit Agricole S.A. intends to build a line of banking and financial services aimed at a broad householder clientele, reaching out to professionals and small businesses as well. To that end, Crédit Agricole S.A. is working closely with its specialised subsidiaries to intensify commercial and operational synergies between business lines, and to improve distribution methods, administrative procedures, as well as risk management.

Sofinco is present in seven European countries as well as Morocco. It continued its vigorous expansion, with a further 14% growth in business volumes, a 20% rise in outstandings, and increased earnings in 2002. Sofinco reported especially vigorous growth in Spain and Italy, where Sofinco and Banca Intesa, joint-owners of the subsidiary Agos Itafinco, extended their co-operation to a revolving credit card and to analysis of the management of personal loans made by Banca Intesa.

In addition, Sofinco's teams provided technical and sales support to Lukas SA in developing its business, notably within the framework of the partnership signed between Lukas SA and the Auchan supermarket chain in Poland.

» Contribution of European subsidiaries to net income before amortisation of goodwill

(in millions of euros)


29
52
2001
2002



7

Sofinco consumer credit subsidiaries in Europe.

» Crédit Agricole's expanding business partnerships

In Italy, Crédit Agricole S.A. is the largest shareholder of Banca Intesa (formerly IntesaBci), which leads the Italian banking sector* with 14% of bank loans and deposits at the end of 2002. The financial markets crisis, the global economic downturn, especially in Latin America, and rising risk-related costs all dented our partner's earnings in 2002, leading to a negative contribution of EUR 55 million to Crédit Agricole S.A.'s net income.

Crédit Agricole S.A. provided strategic support as well as assistance with the restructuring decided by Banca Intesa in September 2002 aimed at refocusing its operations on Europe. The bank will henceforward concentrate on Italy while withdrawing from Latin America.

*Source: The Banker



International retail banking



No.1 in consumer credit in Morocco (Sofinco).

At the same time, Crédit Agricole S.A. and Banca Intesa have restated their determination to reinforce their existing partnerships in consumer credit through their joint-subsidiary Agos Itafinco, and in private banking (Banca Intesa's Swiss subsidiary was sold to Crédit Agricole Indosuez at the end of 2002). This co-operation will also be stepped up in bancassurance, via a project now being planned with Intesavita, a new vehicle that will encompass all of Banca Intesa's life insurance operations in association with Generali.

In Portugal, Crédit Agricole S.A. owns a 22% equity interest in Banco Espirito Santo, Portugal's third-largest bank*. It continued to built up its partnerships in life insurance with Tranquilidade Vida, No. 1 bancassurer in Portugal, and in consumer credit with Credibom, which is expanding briskly.

In Greece, Crédit Agricole S.A. holds a 9% interest in the Commercial Bank of Greece (CBG), the fourth-largest bank in the country**. This strategic alliance, initiated in 2000, has spawned a series of business partnerships which are now operational, i.e.

- Emporiki Zois, a 50/50 subsidiary held by Predica and CBG, now sells its life insurance products throughout the CBG network following successful testing in 2002,

>> European consumer credit operations
(at 1 March 2003)


Sofinco
Finaref
Lukas

- Emporiki Credicom, a joint-venture formed in 2002 and held equally by Sofinco and CBG, will begin marketing its first consumer credit products in 2003,

In Latin America, Crédit Agricole S.A. has adapted its operations in the wake of the financial crisis that struck the area. Among other measures taken in 2002:

- it has withdrawn completely from Argentina, transferring the activities of Banco Bisel and its subsidiaries to Banco Nacion. The negative impact on Group net income in 2002 was EUR 106 million,
- it restructured and re-dimensioned Banco Acac (Uruguay),
- it disposed of its equity interest in Banco Bradesco (Brazil).

*Source: BES annual report
**Source: CBG annual report

Proprietary asset management and other activities

Business line

» This segment mainly comprises Crédit Agricole S.A.'s role as lead institution within the Group, together with assets and liabilities management, and management of its proprietary equity and interest-rate portfolios. In addition, it embraces miscellaneous activities including Uni-Editions, logistics pools, and property management companies, etc., together with dividends and other Crédit Agricole S.A. revenues and expenses relating to unconsolidated equity investments (Crédit Lyonnais notably), with the exception of international retail banking. Finally, net income or losses on financial and other non-current fixed assets are allocated to this segment (net impairment allowances and capital gains or losses on disposals of equity investments), as are general or lump-sum provisions not clearly attributable to any specific activity.

2002 roundup

In 2002, the impact of the stock market crisis on this segment's equity portfolios, though cushioned by the utilisation of prior-year provisions, nevertheless represented a charge to ordinary income (before tax) of EUR 159 million. Several criteria are used to calculate fair value for the equity investment portfolio, namely average price over the last three months, expected price movements over the next six months, and discounted future dividend streams. For securities available for sale and non-strategic equity investments, valuation allowances were calculated on the basis of market prices at 31 December 2002.
Consequently, this segment registered a steep decline in net banking income, due to the combined impact of the crisis on equity portfolios and a reduced contribution from fixed-interest portfolios.

Operating expenses were down 9.2% and risk-related costs yielded a gain of EUR 211 million in 2002. The latter consisted mainly of a reversal of prudential allowances charged on Bradesco (EUR 92 million) and mechanical recoveries of the provision relating to the home-savings mechanism (EUR 38 million) or recoveries linked to the reduction in Group risk exposure, in the United States in particular.
This business line reported a net charge of EUR 73 million on fixed assets in 2002.
This reflected losses on the disposal of its Bradesco holding, net of a capital gain on the sale of its Coface interest, non-operating buildings, and part of its interest in Agos Itafinco, an Italian consumer credit subsidiary, in the wake of the build-up of partnerships with Banca Intesa.



2002 key figures

[in millions of euros]	2002	2001 pro forma	2002/2001 % change
Net banking income	93	456	-79.6
> Operating expense and depreciation	(413)	(455)	-9.2
Gross operating income	(320)	1	n.s.
> Risk-related costs	211	163	n.s.
> Equity affiliates	(26)	68	n.s.
> Net income (loss) on fixed assets	(73)	31	-
Net ordinary income (before tax)	(208)	263	n.s.
> Net extraordinary items + corporate income tax + Fund for General Banking Risks	246	102	n.s.
Net income before amortisation of goodwill	38	365	-89.6

* In comparing this segment's 2002 results with those for 2001, allowance should be made for exceptional items booked in 2001 relating to Crédit Agricole S.A.'s initial public offering (representing a positive impact of EUR 94 million in 2001).

Crédit Agricole Group

» At 31 December 2002


FNCA
45 Regional Banks
100%
90%
SAS Rue La Boétie
SNC CA Transactions
70%
≃3%
Crédit Agricole S.A.
≃27%
General public, and Group employees
Subsidiaries
25% equity interest in the Regional Banks
Affiliates

» A mutual banking group

2,650 Local Banks form the bedrock of the Group's mutual organisation. Their 5.6 million members and 35,000 directors play a key role in maintaining close relationships between the Group and its customers. The Local Banks hold the bulk of the capital of the 45 Regional Banks, each of which acts as a fully-fledged co-operative bank. The latter hold 73% of the capital of Crédit Agricole S.A., which acts as the lead institution and central banker to the Group.

Following Crédit Agricole S.A.'s stock market flotation in December 2001, it holds approximately 100% of the capital of the nationwide subsidiaries and 25% of the Regional Banks' capital. Crédit Agricole S.A. is 73%-held by the Regional Banks and 27% by the general public and Group employees.
The Fédération Nationale du Crédit Agricole (FNCA), acts as a consultative and representative body and means of expression for the Regional Banks.

581
billion euros
total assets 2002.

44.3
billion euros
total capital funds 2002
(equity + FGBR + subordinated debt).

11.7%
International
solvency ratio 2002
(of which Tier 1: 10.8%).


Nord de France
Somme
Normandie-Seine
Oise
Nord Est
Calvados
Lorraine
Paris et Ile-de-France
Brie
Finistère
Côtes-d'Armor
Normand
Ille-et-Vilaine
Val de France
Alsace Vosges
Morbihan
Anjou et Maine
Champagne-Bourgogne
Franche-Comté
Atlantique-Vendée
Centre Loire
Touraine et Poitou
Centre Ouest
Charente-Maritime Deux-Sèvres
Centre France
Centre-Est
des Savoie
Loire Haute-Loire
Charente-Périgord
Cantal
Sud Rhône Alpes
Aquitaine
Quercy Rouergue
Provence Côte d'Azur
Sud Alliance
Gard
Alpes Provence
Pyrénées Gascogne
Toulouse et du Midi Toulousain
Midi
Sud Méditerranée
Corse
Guadeloupe
Martinique
Réunion Is.

» A market leader in French banking

With more than 16 million customers, Crédit Agricole is the No .1 high street bank in France, and the foremost lender to the French economy.

As well as being France's leading retail bank, Crédit Agricole is a universal bank offering a full range of financial and insurance services, built on a marriage between its dense, dynamic network of Regional Banks and the skills of its specialised subsidiaries.

Mergers pending

45 Regional Banks.

7,232 branches*.

16.1 million customers.

* According to Banque de France classification.



» A leading European bank, with operations world-wide

Crédit Agricole has been expanding across Europe over the past 10 years. Crédit Agricole S.A. is progressively emerging as a major European bank operating through its subsidiaries and a network of strategic alliances and partnerships with other large European banks.

Crédit Agricole is present in 20 countries, and is a leading player in Europe, especially in consumer credit and equity brokerage.

Promoting sustainable development

Ever since its origins more than a century ago, Crédit Agricole has been at the forefront of the great transformations of the French economy and society. Now France's leading high street bank, it has become accustomed to taking the long-view and seeking stability in its operations, always desirous of sharing the fruits of its development and progress.

Blending corporate values (a sense of service, development and efficiency) with those of the mutual movement (responsibility, solidarity and proximity), Crédit Agricole companies embody the Group's overriding goal, which is to conduct its businesses in the service of people and regional development.





» Banking on sustainable development

All the Group companies—Regional Banks Crédit Agricole S.A. and its subsidiaries—seek to uphold the principles of sustainable development in the conduct of their regular banking activities.

The Fédération Nationale du Crédit Agricole, the national federation, provides the impetus and co-ordination in formulating and implementing the Regional Banks' mutual policies. Concerned with both proximity and the long-term view, their prime focus is on:

- promoting initiatives and investment projects that contribute to environmental conservation, including: a competition organised, in partnership with the Forum de l'Agriculture Raisonnée Respectueuse de l'Environnement (Forum for environment-friendly integrated farming), to recompense environment-friendly agricultural initiatives, co-operation with the European Investment Fund (a specialised arm of the European Investment Bank) in distributing and subsidising loans to small and medium-sized businesses engaged in environmental conservation activities; and the introduction of a loan contract designed for investment projects in the environmental sector;
- the creation of specific financial instruments aimed at promoting investment in companies that adhere to the principles of sustainable development. Since 1987, Crédit Agricole Asset Management (CA-AM) has launched two "fonds de partage" (ethical investment funds) called "Pacte Vert Tiers Monde" and "Pacte Solidarité Logement". Investors in these funds can combine savings with solidarity by returning 50% of income to the Fondation Solidarité Mutualiste.

This foundation centralises donations collected by Crédit Agricole and allocates them to two types of project, in consultation with the Fondation de France

(French official umbrella body for a wide range of charitable organisations), i.e. rural development in the least-developed countries (ldcs) and, more recently, support for housing associations for the poor in France. These two ethical savings funds received the Finansol label in 2001.

In 2000, CA-AM launched an equity investment fund called Atout Valeur which invests in mainly French companies selected according to environmental, social and sustainable development criteria. Finally, CAES launched two company investment funds, Uni Ethical and Uni Solidaire, invested in French and European companies that promote sustainable development.

» The Regional Banks: a commitment to the local community

The Regional Banks' deep roots in their local economy and society gives them a strong sense of involvement in the economic, social and cultural life of their community. They are actively committed to helping their customers' activities to flourish, but also to helping them through times of hardship.

The Regional Banks are fully responsible for the conduct of their banking business, as well as for launching initiatives in favour of the local community. Each year they devote a percentage of their resources to providing support for several hundred local development and community projects. Directors, in particular, make a point of personally overseeing these projects. Regardless of their size or purpose (economic development, welfare, cultural, environmental, conservation, etc...), all these projects seek to promote regional development or benefit the local community.

This commitment to uphold the mutualist ideal in action illustrates the Regional Banks' sense of corporate and social responsibility.

Significant recent projects and initiatives have included:

• support for local development projects, for the most part selected by the Regional Banks and overseen by their directors: the EUR 8 million mutualist fund of the Centre France Regional Bank; the development funds made available to its Local Banks by the Quercy-Rouergue Regional Bank (which has supported 700 projects in four years); "Local community and initiatives trophies" awarded by several Regional Banks (Nord de France, Oise, Finistère, Charente-Maritime Deux-Sèvres, Touraine et Poitou, Morbihan, Côtes-d'Armor, and Loire Haute-Loire).

• support for people suffering hardship or social precarity: examples include the "Banque de l'Imprévu" (Centre-Est Regional Bank) for customers experiencing temporary difficulties; "Les points Passerelle", assistance and advice bureaux open to customers and non-customers experiencing serious hardship (Nord-Est, Cantal, Ille-et-Vilaine Regional

Solidarity


passerelle

15.3

millions of euros spent by the Regional and Local Banks on local development and community projects in 2002.

"A purpose for profits"

The Nord-Est Regional Bank devotes 2% of its annual profits to a mechanism designed to support local initiatives and individuals in financial difficulty:

- this comprises the FADER, a regional development fund to support regional-level projects initiated by the Local Banks' directors,
- five "Points Passerelle" have been opened for customers and non-customers. They are staffed by volunteers drawn from among the Regional Bank's personnel, assisted by an independent "ombudsman", to advise and assist people suffering serious hardship. Result: 3,800 people assisted in four years,
- the "Caisse Locale de développement partagé" co-ordinates the Regional Bank's solidarity programmes and designs bank products (micro-credit and loans on trust) geared to the needs of customers whose financial situation has deteriorated.



The Fondation du Crédit Agricole "Pays de France" has provided support for the reconstruction of General La Fayette's frigate "L'Hermione" since 1994.

Banks); partnerships with charitable organisations helping people barred from access to the mainstream banking system to find work and pay off debts (Association pour le Droit à l'Initiative Economique, France Active, and France Initiative Réseau);

- special financing arrangements to back business start-ups unable to secure backing through the mainstream banking system: "Tremplin" interest-free unsecured loans (des Savoie Regional Bank, 230 projects aided in four years); the "Banque solidaire Nord Pas-de-Calais," founded in partnership with the Crédit Coopératif to provide loans for young people wanting to start up business (Nord de France Regional Bank); the "Imagine" fund, which notably provides subsidised zero-interest loans for business start-ups (Normand Regional Bank).

» An active sponsor and patron of the arts

The Crédit Agricole Group runs its own active sponsorship and arts patronage programmes in France and other countries.

The Fondation du Crédit Agricole "Pays de France" was founded in 1979 to promote national heritage conservation programmes and projects to revive traditional crafts. The Foundation is a nationally-recognised charity with the backing of the Regional Banks, the Fédération Nationale du Crédit Agricole (FNCA) and Crédit Agricole S.A. It has donated to nearly 700 projects since its origins.

The Fondation du Crédit Agricole "Pays de France" helped finance the restoration of Notre-Dame-de-la-Garde Basilica in Marseilles.





673

projects funded by the Fondation du Crédit Agricole "Pays de France" since 1979.

Development programmes



A voluntary organisation called "De l'Eau pour le Sahel" (Water for the Sahel), the Regional Banks and the villagers themselves, helped notably by micro-credit schemes.

Green Sahel—a Groupwide development programme

The Green Sahel programme, designed by Eau Vive, a non-governmental organisation (NGO), provides development assistance to villages in sub-Saharan Africa (Burkina Faso, Mali, Niger and Senegal), combining access to vital resources such as water with investment in productive projects.
The programme is funded by Crédit Agricole Solidarité et Développement, together with Eau Vive, Crédit Agricole Group employees acting through a non-profit organisation called "De l'Eau pour le Sahel", Regional Banks and the villagers, helped notably by credit schemes.

Among major projects funded in 2002 were the restoration of the Basilica of Notre-Dame-de-la-Garde in Marseilles, reconstruction of General La Fayette's frigate "L'Hermione" in Rochefort, and restoration of the Daniel and Ezekiel stained glass window in Chartres Cathedral.

The **Crédit Agricole Solidarité et Développement** organisation, whose members comprise the Regional Banks, the FNCA, Crédit Agricole S.A. and Crédit Agricole's corporate campus IFCAM, operates with the backing of the Regional Banks and Group subsidiaries in two areas, namely rural development projects in French speaking Africa (Burkina Faso, Senegal and Madagascar) as well as in Lebanon, Albania and Syria; and support for organisations running dole-to-work and social reinsertion programmes for people in difficulty in France.

Crédit Agricole Indosuez (CAI), Crédit Agricole S.A.'s corporate and investment banking subsidiary, has chosen to focus on sponsorship of the arts and culture through its support for the Musée Guimet (the French National Museum of Asian Art) and the Théâtre du Châtelet, both in Paris.

Having sponsored the Musée Guimet since 1990, CAI has played an active part—via donations mainly—in the refurbishment of the museum, the restoration of major works, and in adding to its collections.

Crédit Agricole S.A., meanwhile, has for many years provided support for healthcare and welfare institutions, among them the Institut Garches (for rehabilitation of the disabled), the Institut Pasteur (for genetic research), the "Le Rire Médecin" association, which organises clowns to visit children in hospital, and the France Active foundation which finds work for the long-term unemployed.



CAI has partnered the Musée Guimet since 1990, and it sponsored the "Tibetan Rituals" exhibition in 2002-2003.



Crédit Agricole Group summarised consolidated balance sheets

Assets

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Cash, money market and interbank items	111,359	95,876	100,330
Customer-related items	266,349	262,403	247,721
Lease financing	6,863	6,654	6,051
Securities	63,069	69,366	62,606
Insurance companies' investments	85,296	79,692	72,130
Re-insurers' share in technical reserves	171	131	99
Investments, bank premises and equipment	13,946	13,300	12,594
Goodwill	1,570	1,810	1,383
Other assets and sundry accounts	32,172	34,057	32,747
Total assets	**580,795**	**563,289**	**535,661**

Liabilities

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Money market and interbank items	70,882	70,307	73,409
Customer-related items	270,164	266,674	250,099
Debts represented by a security	64,684	64,031	61,755
Insurance companies' technical reserves	84,553	78,019	70,845
Other liabilities and sundry accounts	42,187	37,852	39,161
Reserves and subordinated debt	13,908	13,234	11,467
Fund for General Banking Risks	4,299	4,128	2,239
Minority interests	361	656	894
Consolidated shareholders' equity	29,757	28,388	25,792
Total liabilities and shareholders' equity	**580,795**	**563,289**	**535,661**

The foregoing data concern the Crédit Agricole Group, comprised of the Local Banks, the Regional Banks and Crédit Agricole S.A., parent companies, and their subsidiaries.

Crédit Agricole Group summarised consolidated statements of income

(in millions of euros)	31/12/02	31/12/01	31/12/00 restated*	2002/2001 % change
Net banking income	**15,727**	**16,259**	**15,439**	**-3.3**
Operating expenses, depreciation and amortisation	(10,505)	(10,701)	(10,044)	-1.8
Gross operating income	**5,222**	**5,558**	**5,395**	**-6.0**
Risk-related costs	(796)	(1,353)	(860)	-41.2
Net operating income	**4,426**	**4,205**	**4,535**	**+5.3**
Share of net income (losses) of equity affiliates	8	283	153	-97.2
Net income (loss) on fixed assets	(94)	122	322	n.s.
Net ordinary income (before tax)	**4,340**	**4,610**	**5,010**	**-5.9**
Net extraordinary items	(255)	(116)	(622)	n.s.
Corporate income tax	(1,322)	(1,330)	(1,005)	-0.6
Amortisation of goodwill	(299)	(302)	(212)	-1.0
Net allocation to the Fund for General Banking Risks	(171)	(1,615)	(371)	n.s.
Net income	**2,293**	**1,247**	**2,800**	**+83.9**
Minority interests	(4)	89	38	n.s.
Consolidated net income	**2,297**	**1,158**	**2,762**	**+98.4**
Net income before goodwill amortisation	**2,596**	**1,460**	**2,974**	**+77.8**

* In 2001, the Crédit Agricole Group applied CRC Regulation 2000-04 in full concerning the presentation of the summarised consolidated financial statements. The 2000 financial statements have been restated accordingly.

The foregoing data concern the Crédit Agricole Group, comprised of the Local Banks, the Regional Banks and Crédit Agricole S.A., parent companies, and their subsidiaries.

Simplified Crédit Agricole S.A. Group financial structure



Crédit Agricole S.A.
» At 31 December 2002
French retail banking
25% equity interest in the Regional Banks
Sofinco Group [France]
Ucabail Group [France]
Transfact
Foncaris
Asset management, insurance and private banking
Asset management
Crédit Agricole Asset Management Group [France] [CA Epargne Salariale] [CPR AM] [outside France]
BFT
CPR AM
Insurance
Predica
Pacifica
Private banking
BGP Indosuez
CAI (Suisse) SA
CAI Luxembourg SA
Crédit Foncier de Monaco
CAIC Gestions
Crédit Agricole Indosuez Group 100%
Corporate and investment banking
Capital markets and investment banking
CAI Cheuvreux Group [France] [outside France]
Carr Futures
UI
IDIA Participations
Financing business
Banque Libano Française
Al Bank Al Saudi Al Fransi
Crédit Agricole Lazard Financial Products
International retail banking
IntesaBci Italy 16.7%
Banco Espirito Santo Portugal 8.8%
Commercial Bank of Greece Greece 9%
Lukas/EFL Group [Lukas SA] [Lukas Bank] [EFL] Poland 100%*
Banco Acac Uruguay 85%
Banco del Desarrollo Chile 23.7%
* From 9 January 2003
Sofinco Group [outside France] Germany, Greece, Hungary, Italy, Morocco, Netherlands, Portugal, Spain.
Ucabail Group [outside France] Portugal, Spain
Proprietary asset management and other activities
Real estate
Unifica Unibiens Unimo
Cedicam Joint venture
Proprietary asset management
Financial holdings Real estate holdings Land holdings
Other
Crédit Lyonnais
Rue Impériale
Crédit Agricole S.A. percentage control
≥ 90%
50-90%
< 50%

2002 financial statements and legal and administrative information

Managemement report

Contents

»Crédit Agricole S.A. Group financial review

• Consolidation changes

The scope of consolidation at 31 December 2002 comprised 310 subsidiaries compared with 286 one year previously.

The main changes recorded in 2002 are detailed below:

- **deconsolidation, with effect from 1 January 2002, of Banco Bisel group** (Banco Bisel, Bersa and Suquía), following suspension of the group's banking licence in Argentina and transfer by the Central Bank of Argentina of operational control of Banco Bisel to Banco Nacion.

Banco Bisel group was previously fully-consolidated in the financial statements of Crédit Agricole S.A. The shares having been fully provisioned, deconsolidation has had no effect on 2002 earnings, bearing in mind that the deconsolidation also entails the transfer to income of foreign exchange translation adjustments already recognised in shareholders' equity;

- **the addition of six new companies to the Crédit Agricole Asset Management sub-group**, i.e. CA AIPG Holding, CA AIPG SAS and CA AIPG Inc, following the acquisition of AIP AIM (in the field of alternative asset management), and through the creation of new units: CA AM Securities Japan in Japan, CA AM España Holding in Spain, Sim Spa Selezione e Distribuzione in Italy, and in London.

Further, Crédit Agricole S.A. raised its shareholding in the Polish EFL group from 44.3% in 2001 to 71.2% in 2002.

Other changes in the scope of consolidation had no material impact on the financial statements. These concerned newly-formed companies following the reorganisation of various Group activities.

In particular, following the creation of the "financial services" segment, institutional custody, corporate trust and share transfer activities, together with fund administration and issuer services have been combined within two subsidiaries, Crédit Agricole Investor Services Bank (CA-IS Bank) and Crédit Agricole Investor Services Corporate Trust (CA-IS CT). These activities were previously conducted by Crédit Agricole S.A., Crédit Agricole Indosuez and Crédit Agricole Asset Management.

In addition, 16 subsidiaries previously consolidated within the CPR (Compagnie Parisienne de Réescompte) sub-group, and 12 previously consolidated within the Carr Indosuez Asia sub-group are now consolidated directly.

Also, a number of business units have been combined. Three further mergers between Regional Banks took place in 2002, namely: the Loire Atlantique Regional Bank merged with the Vendée Regional Bank to form the Caisse Régionale Atlantique Vendée; the Regional Banks of Nord and Pas-de-Calais have merged to form the Caisse Régionale Nord de France; and the Regional Banks of Côte-d'Or and Champagne-Bourgogne have merged to form the Caisse Régionale de Champagne-Bourgogne.

• Changes in principles and methods of consolidation

Crédit Agricole records liabilities in accordance with Regulation 2000-06 of the Comité de la Réglementation Comptable. This regulation, which came into force on 1 January 2002, lays down new rules concerning the principles governing the constitution and evaluation of general contingency reserves. It does not apply to banking transactions. However, given the Group's previous provisioning policy, initial application of this regulation has had no material impact on the financial statements for 2002 (see notes 2.1 and 2.1.6).

• Preparation of pro forma financial statements for previous years

» Changes in Group structure associated with the stock market flotation of Crédit Agricole S.A

The structure of the Crédit Agricole Group was modified at the end of 2001, with the flotation of Crédit Agricole S.A. on the Paris Euronext Premier Marché on 14 December 2001. A series of transactions carried out at the end of 2001 in connection with this stock market flotation significantly altered its scope of consolidation.

As a result of this reorganisation, the Crédit Agricole S.A. Group now holds the entire share capital of the specialised subsidiaries (Predica, Pacifica, Crédit Agricole Asset Management, CAI Chevreux, Crédit Agricole Bourse, Sofinco and BFT), previously held jointly with the Regional Banks, together with a 25% shareholding in the Regional Banks.

Consequently, since the end of 2001 the Crédit Agricole S.A. Group houses the activities of Crédit Agricole S.A., together with those of its subsidiaries and the Regional Banks' retail banking activities in France resulting from Crédit Agricole S.A.'s 25% shareholdings in the capital of each of the Regional Banks (with the exception of the Regional Bank of Corsica). Since that date, the results of the Regional Banks are accounted for by the equity method in the Crédit Agricole S.A. Group's financial statements on the basis of this 25% interest.

» Preparation of pro forma financial statements

Due to the timetable for the initial public offering of Crédit Agricole S.A., the financial statements of the Crédit Agricole S.A. Group at 31 December 2001 do not meaningfully reflect the results of the new entity for the 2001 financial year.

This is because for a period of only 13 days they include 25% of the results of the Regional Banks, which are accounted for by the equity method; similarly, the transfers to Crédit Agricole S.A. of the Regional Banks' interest in the "transferred" subsidiaries, which took place on 29 November 2001, are consolidated in the 2001 financial statements for a period of one month only.

For the sake of comparability over time, pro forma consolidated financial statements have been prepared for the 2001 and 2000 financial years. The pro forma accounts reflect the impact of the Group's reorganisation dating back to 1 January 2000. They therefore include over a full year the earnings of its specialised subsidiaries, at the ownership percentage resulting from the Regional Banks' transfers, as well as the earnings of the Regional Banks accounted for by the equity method (25%).

The analysis of the 2002 financial statements presented in this management report therefore refers to the pro forma data for 2001 and 2002 provided herein. Balance sheet data at 31 December 2002 are therefore compared with actual balance sheet data at 31 December 2001 and with the pro forma balance sheet at 31 December 2000.

» Rules governing preparation of the pro forma financial statements

The purpose of preparing pro forma consolidated financial statements for 2000 and 2001 is to reflect the state of the assets and the components of earnings as if the restructuring transactions connected with Crédit Agricole S.A.'s flotation effectively had taken place prior to 1 January 2000.

The pro forma consolidated financial statements assume that the transfer to Crédit Agricole S.A. of the Regional Banks' interest in the seven "transferred" subsidiaries (i.e. BFT, Crédit Agricole Asset Management, CAI Cheuvreux, Pacifica, Predica, Crédit Agricole Bourse and Sofinco), and the acquisition by Crédit Agricole S.A. of equity interests in the Regional Banks had all taken place prior to 1 January 2000. The shares of the transferred subsidiaries held jointly by Crédit Agricole S.A. and the Regional Banks were transferred on the basis of their shareholders' equity as recorded in the consolidated financial statements of the Crédit Agricole Group.

The Regional Banks and their direct subsidiaries and specialised subsidiaries are consolidated according to the actual interest held in them by Crédit Agricole S.A. at 31 December 2001.

Other companies consolidated for the first time since 1 January 2000 are included in the pro forma consolidated financial statements as from the respective dates of first-time consolidation in the published consolidated financial statements of Crédit Agricole S.A. Group.

Companies disposed of by the Crédit Agricole S.A. Group or deconsolidated in 2000 have been excluded from the scope of consolidation in the pro forma consolidated financial statements with effect from 1 January 2000.

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are the same as those used to prepare the consolidated financial statements of Crédit Agricole S.A. at 31 December 2002.

• Crédit Agricole internal financial mechanism

» Change in the decentralisation rate

Internal financial relations within the Group have been reformed on four occasions, with a view to involving the Regional Banks more closely in the management of savings funds and optimising yields on medium- and long-term lending. These have resulted in returning to the Regional Banks a specific percentage (first 15%, then 25%, 33.33% and, with effect from 31 December 2001, 50%) of the funds collected by them, via "mirror advances" (with durations and interest rates precisely matching those of the savings deposits received). These advances are recorded in the balance sheet of Crédit Agricole S.A. in accordance with the Group's "savings-advance" mechanism.

The full effects of the increase in this percentage of savings returned to the Regional Banks (known as the "decentralisation rate") to 50% were felt in 2002.

» Presentation of Group business segments and allocation of capital

Crédit Agricole S.A. Group spans four main business segments, namely:

- French retail banking,
- Asset management, insurance and private banking,
- Corporate and investment banking,
- International retail banking,

and a "Proprietary asset management and other activities" **sector**.

French retail banking

This business segment embraces the activities of Crédit Agricole S.A.'s subsidiaries providing bank products and services to personal customers, professionals, corporate and local governments in France (i.e. Sofinco for consumer credit, Ucabail for lease finance, Transfact for factoring, and loan guarantees provided by Foncaris for lending via the retail banking sector). The Regional Banks and their subsidiaries form part of this segment. These are accounted for by the equity method, being 25%-held by Crédit Agricole S.A.

Asset management, insurance and private banking

This segment comprises asset management (management of mutual funds and managed accounts) conducted chiefly by Crédit Agricole Asset Management, CPR AM and BFT, life insurance (Predica), property and casualty insurance (Pacifica), and private banking (mainly through the subsidiaries of Crédit Agricole Indosuez, i.e. BGP Indosuez, CAI (Suisse) S.A., Crédit Foncier de Monaco, and CAI Luxembourg). Crédit Agricole Investor Services Bank has been part of this segment since its formation.

Corporate and investment banking

This segment embraces two broad types of activity. First, capital markets and investment banking, comprising primary and secondary equity activities (CAI Cheuvreux), foreign exchange and debt markets instruments trading (money and bond markets, derivatives and structured products), corporate financial services (CA-IS CT), mergers and acquisitions and the private equity activities run by the UI Group (UI, IDIA Participations and Sofipar), and Crédit Agricole Indosuez's "work out" business. And second, financing business, comprising CAI's asset financing and banking activities, and the structured financing activities managed by CAL FP.

International retail banking

This segment comprises foreign fully-consolidated subsidiaries and those accounted for by the equity method whose main business is retail banking outside France—chiefly Banca Intesa in Italy, Banco Espírito Santo in Portugal, the Lukas and EFL groups in Poland, the foreign subsidiaries of Sofinco and Ucabail—together with the earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. Commercial Bank of Greece, etc.). It also records the direct and indirect consequences of the deconsolidation of Banco Bisel.

Proprietary asset management and other activities

This segment mainly comprises Crédit Agricole S.A.'s role as the Group's central body, and assets and liabilities management (in particular Crédit Agricole S.A.'s margin on interest-rate risk matching).
It also comprises the earnings of various other Crédit Agricole S.A. Group companies, including Uni-Editions, logistics units and the real estate companies responsible for managing buildings occupied by more than one business segment, etc., together with dividends or other revenues and expenses of Crédit Agricole S.A. relating to equity investments (Crédit Lyonnais notably) and in other unconsolidated subsidiaries and affiliates (apart from international retail banking). Finally, net results of financial and other non-current assets (net allowances/provisions and capital gains or losses on disposals of equity investments) are allocated to this item, together with general provisions not allocated to any specific activity within a given business segment.

Accordingly, the consequences of the divestment of the minority, non-strategic interest in Bradesco are allocated to this segment. It also comprises the net impact of tax consolidation of the Crédit Agricole S.A. Group.
Until the financial year ended 31 December 2001, this segment also included the results of the CPR group, with the exception of CPR Online, which is part of Corporate and investment banking.
Following their integration into the Group's various business lines, CPR group's activities have been split as follows in 2002: CPR AM is now part of the Asset management, insurance and private banking segment; CPR Private Equity and CPR A²M (alternative asset management) are now part of Investment banking, within the Corporate and investment banking segment; while CPR Or et Billets (bullion and notes) remains within the Proprietary asset management and other activities segment.
Similarly, institutional custody, fund administration and issuer services were formerly combined within Proprietary asset management and other activities. Following the creation of the "financial services" subsidiaries, CA-IS Bank is now part of the Asset management, insurance and private banking segment, while CA-IS Corporate Trust has been assigned to Corporate and investment banking.

The results of the various segments consist of all revenues and costs generated by the economic activities of their component units. In particular:
- each segment's net banking income consists in the return on real capital of each unit,
- and the tax charge for each corresponds to the book charge recorded.

Change in the presentation of Crédit Agricole S.A. results by business segment

A certain number of activities have been transferred between business segments, notably following restructuring of some activities (e.g. CPR group and financial services), in order to provide a clearer presentation of results by Crédit Agricole S.A. Group business segment.
Moreover, certain logistics and closed property subsidiaries previously assigned to operating business segments, have been reclassified in the Proprietary asset management and other activities segment in order to eliminate intra-group transactions.

These reclassifications, which took effect on 1 January 2002, have also been carried out retroactively in the breakdown of 2001 net income by business segment, for both pro forma and real figures.
Consequently, the breakdown of net income for 2001 presented below differs from the previously-published presentation.
The changes mainly concern net banking income and operating expenses.

Analysis of 2001 pro forma results by business segment
Comparison with previously published results

(in millions of euros)		Net banking income	Operating expenses and depreciation	Gross operating income
French retail banking	Published pro forma figures	813	(495)	318
	Restated pro forma figures	760	(448)	312
	Transfers	(53)	(47)	(6)
Asset management, insurance and private banking	Published pro forma figures	1,532	(802)	730
	Restated pro forma figures	1,520	(804)	716
	Transfers	(12)	2	(14)
International retail banking	Published pro forma figures	884	(647)	237
	Restated pro forma figures	866	(632)	234
	Transfers	(18)	(15)	(3)
Corporate and investment banking	Published pro forma figures	2,712	(2,013)	699
	Restated pro forma figures	2,712	(2,012)	700
	Transfers	0	(1)	1
Proprietary asset management and other activities	Published pro forma figures	373	(394)	(21)
	Restated pro forma figures	456	(455)	1
	Transfers	83	61	22

• Allocation of capital by business segment

Crédit Agricole S.A. Group allocates capital in accordance with the relevant prudential rules applicable to banks and insurance companies. Risk-weighted assets within the meaning of the capital adequacy ratios are weighted in accordance with an assessment of risks associated with each activity (e.g. 5% for French retail banking, 7% for corporate and investment banking, and 50% for securities held by the Group's investment companies such as UI and IDIA Participations). Capital allocated to asset management and private banking represents the higher of:
a) the capital adequacy requirement based on 6% of weighted exposure, and
b) 3 months of operating expenses (the norm for these businesses).
Capital is allocated to other non-bank units such as closed real-estate companies and joint-ventures formed to manage joint resources, for example, on the basis of book equity.
The resulting capital requirement is then increased by goodwill and 50% of the book value of companies accounted for by the equity method and the Group's unconsolidated affiliates. However, to calculate the allocation of capital in the case of the Regional Banks, these rules are applied to 25% of their risk-weighted assets, for the sake of transparency.
Allocated capital does not include the Fund for General Banking Risks or income for the year. Any surplus or shortfall of book shareholders' equity relative to capital allocated by business segment (including proprietary asset management and other activities) is subject to differential remuneration (or re-billing) equal to the remuneration of equity less its risk-free replacement income.

French retail banking

Capital allocated represents 5% of weighted risks (including 25% of the Regional Banks' weighted exposure).

Corporate and investment banking

This segment comprises the Group's financing, capital market and equity investing activities.

Capital is allocated:

- on the basis of exposure at risk for financing and capital market activities, applying a 7% weighting,
- based on 50% of the market value of securities held by the entities concerned involved in equity investing activities, e.g. UI and IDIA Participations, etc.

Asset management, insurance and private banking

Capital allocated to asset management and private banking represents the higher of:

a) the capital adequacy requirement based on 6% of weighted exposure, and

b) 3 months of operating expenses, which is the norm for these businesses. This also includes the regulatory requirements specific to the insurance industry, plus a 5% prudential margin.

International retail banking

The capital requirement represents 6% of weighted risks plus 50% of the value of companies accounted for by the equity method and equity investments in financial institutions outside France.

Proprietary asset management and other activities

Capital allocated represents:

- 6 or 7% depending on the type of risk-weighted assets,
- 50% of the market value of securities held by the entities involved in equity investing activities,
- the book value capital of logistics units (closed real estate companies, IT joint ventures, etc.).

The resulting capital requirement is augmented by 50% of the value of companies accounted for by the equity method and investments in French banking affiliates.

Change in weighted risks applied for capital allocation purposes

Weighted risks (in billions of euros)	31/12/2002	31/12/2001	31/12/2000
French retail banking	63.2	59.2	56.0
Regional Banks	46.7	42.6	
Subsidiaries	16.5	16.6	
Corporate and investment banking	59.7	64.3	63.4
Capital markets and investment banking	25.5	16.6	15.4
Financing business	34.1	47.7	48.0
Asset management, insurance and private banking	8.5	7.5	6.3
International retail banking	4.2	7.8	5.6
Proprietary asset management and other activities	12.3	10.4	10.1

Capital allocated by business segment, before net income and before goodwill amortisation are as follows:

Capital allocations (in billions of euros)	31/12/2002	31/12/2001	31/12/2000
French retail banking	3.2	3.2	3.3
Corporate and investment banking	4.4	4.6	4.5
Capital markets and investment banking	1.9	1.5	1.3
Financing business	2.5	3.1	3.2
Asset management, insurance and private banking	3.5	3.0	2.7
International retail banking	2.9	2.8	2.2
Proprietary asset management and other activities	1.8	1.0	0.8
Total allocated capital	15.8	14.5	13.4

»Economic and financial background

» 2002: a year of disillusion

After 2000 the year of doubt, and 2001 the year of "disaster," 2002 was supposed to have been the year of recovery. However, hopes raised early in the year proved unrealistic: the United States failed to restore its imbalances, and Europe remains incapable of breaking free from the American and global business cycle.

United States: no sustainable recovery while imbalances persist

With an estimated growth of 2.4%, 2002 unquestionably improved on 2001 (+0.3%). But the imbalances afflicting the US economy since the late-1990s persist. Although the corporate sector has partially corrected its own imbalances, these have now re-emerged in the form of a 2.2% public sector deficit in 2002 and a widening current account deficit (from -3.9% in 2001 to -4.7% in 2002). Households, meanwhile, are gradually becoming the American economy's weak spot. Neither investment in the residential sector nor consumption have adjusted to slower income growth, thanks to the stimulus of very low interest rates and a massive shift of attention by the banks to the household sector. Since the beginning of the summer, however, doubts set in as to the likelihood of a stable, sustainable US recovery, and the stock markets went sharply into reverse (the Dow Jones lost 18% and the Nasdaq 34%). In the real economy meanwhile industrial output slumped once again. The deflation story, which captured market attention until October, has since been refuted by events. Over the year, interest rates (Fed funds) have eased by 50 basis points, while 10-year rates are down by 120 basis points. By the end of 2002 the US dollar had lost more than 15% of its value against the euro, and nearly 9% against the yen, a sign of the difficulties the Americans are experiencing in financing their current account deficit.

Eurozone: a year of disappointment

As global trade began to pick up, it looked as though the European economy was back on track for recovery. Manufacturers' confidence quickly dissipated at the beginning of 2002, however, sliding further still as the year wore on, buffeted by renewed economic, financial and geopolitical uncertainty. The "virtuous circle of growth," which was supposed to have dragged up investment, jobs and consumption in the wake of exports, never had time to kick in. Businesses were the first victims of this process, having had no time to make the necessary adjustments. Doubts over external markets, deteriorating balance sheets, renewed tensions on financial markets making it harder to raise finance, and slowing bank lending... everything adds up to conditions less than ever conducive to a recovery in investment and employment. Indeed, the manufacturing sector came close to recession once again. Household spending held up well, meanwhile, allowing growth to end the year on a rise of just 0.8% for 2002, after 1.4% in 2001. Responding to these disappointments on the economic and financial fronts, the European Central Bank further loosened its monetary stance, lowering its refinancing rate to 2.75%, representing a 50 basis points cut over the year.

France: still slightly above average

Against this rather lacklustre European background, France again emerged relatively well, with slightly above-average growth of 1%, compared with 1.8% in 2001. Its strengths were the same as in previous years, but they began to show signs of flagging: a fairly resilient labour market supported household incomes and consumption, but corporate margins suffered as a result; investment spending adjusted only mildly, which squeezed internal funding rates; and the property market remained robust. All these factors could delay recovery and give businesses sufficient time to rebuild their financial health. A few undeniable pluses remain, however: abundant and rising savings (over 17% by year-end), helping to protect household consumption in the event of a sharper slowdown in incomes. Paradoxically, also, the very low inventory levels reached in 2002 will mechanically give growth to a hefty boost when the time comes. Against this background, household financial behaviour remained highly prudent; from an already high level of financial savings, households continued to accumulate liquid and semi-liquid savings in the form of tax-advantaged passbook accounts, money market funds, and so forth, at the expense of riskier long-term savings.

»Summarised consolidated statements of income

(in millions of euros)	31/12/2002	31/12/2001 pro forma	31/12/2001 published	31/12/2000 pro forma	2002/2001 % change pro forma
Net banking income	5,329	6,314	6,598	5,724	-15.6
Operating expenses, depreciation and amortisation	(3,929)	(4,351)	(4,350)	(3,897)	-9.7
Gross operating income	1,400	1,963	2,248	1,827	-28.7
Risk-related costs	(207)	(371)	(366)	(692)	-44.2
Share of net income (losses) of equity affiliates	476	704	305	503	-32.4
Net income (loss) on fixed assets	(74)	31	34	309	n.s.
Net ordinary income (before tax)	1,595	2,327	2,221	1,947	-31.5
Net extraordinary items	(134)	333	333	(219)	n.s.
Corporate income tax	(212)	(761)	(861)	52	-72.1
Net allocation to/reversal from Fund for General Banking Risks	98	(44)	(44)	(143)	n.s.
Amortisation of goodwill	(286)	(297)	(296)	(205)	-3.7
Net income before minority interests	1,061	1,558	1,353	1,432	-31.9
Minority interests	(3)	90	286	41	n.s.
Consolidated net income	1,064	1,468	1,067	1,391	-27.5
Consolidated net income before goodwill amortisation	1,350	1,765	1,363	1,596	-23.5

» Crédit Agricole S.A. Group review of results

• Results by business segment

In 2002, in a hostile economic and market environment, Crédit Agricole S.A. reported a consolidated net income of EUR 1,064 million, down 27.5% from the previous year's figure. Before goodwill amortisation, the figure works out to EUR 1,350 million.

Vigorous growth in retail banking and healthy resilience in insurance and asset management significantly boosted the contribution to Group income of activities producing recurring earnings. Moreover, active risk management policy helped keep a tight grip on risk-related costs in all businesses.

French retail banking

All components of French retail banking registered strong gains. Both Regional Banks and specialised subsidiaries recorded hefty growth in business volumes, steadily improving management ratios and maintaining tight control over risk-related costs. This business segment's net income before goodwill amortisation rose 24.1% in 2002. Its contribution to Crédit Agricole S.A. Group earnings grew sharply, to almost 45%.

It is important to bear in mind that Crédit Agricole S.A.'s earnings include only 25% of the Regional Banks results. These Regional Banks are accounted for by the equity method, which means that their impact on consolidated figures is visible solely in "Share of net income (losses) of equity affiliates."

French retail banking

(in millions of euros)	2002	2001 pro forma*	2002/2001 % change
Net banking income	791	760	+4.1
Operating expenses and depreciation	(466)	(448)	+4.0
Gross operating income	325	312	+4.2
Risk-related costs	(103)	(100)	+3.0
Share of net income (losses) of equity affiliates	464	348	+33.3
Net ordinary income (before tax)	686	560	+22.5
Net extraordinary items + corporate income tax + FGBR	(83)	(74)	+12.2
Net income before goodwill amortisation	603	486	+24.1
Net income	479	362	+32.3
ROE (as % of capital allocated)	16.4%	13.5%	

** The 2001 pro forma financial statements have been modified following reclassification of the logistics subsidiaries in the Proprietary asset management and other activities segment. The main changes concern net banking income (-EUR 53 million) and expenses (-EUR 47 million).*

Business volumes were especially buoyant in both lending and deposit-taking.

Balance sheet and off-balance sheet deposits outstanding (excluding equities and bonds) in French retail banking rose 3.1% relative to December 2001, to EUR 330.4 billion. They have grown by nearly EUR 10 billion over 12 months despite the powerful negative impact of the markets on mutual funds.

Households continued to shy away from financial investments, accumulating liquid and short-term savings (e.g. tax-advantaged passbook accounts and money market funds, etc.) at the expense of riskier long-term savings instruments.

New deposits were driven mainly by passbook savings accounts, which increased by 11.3% (with classic savings accounts rising 19.4%), and to a lesser extent by home purchase savings schemes (up 6.7%).

After rising steeply at the end of 2001 with the changeover to the euro, demand deposits remained at a high level (EUR 58.1 billion). As a result of this underlying effect, year-end outstandings actually appear to have slipped 0.3% year on year.

In average terms, however, they grew by 8.5% in 2002, compared with 4.7% the previous year. Meanwhile, unattractively low interest rates depressed volumes on term accounts and certificates (down 16.8%), and outstandings on "popular savings plans" continued to decline (-10.7%) as many contracts matured.

Off-balance sheet inflows were up 4.5% overall over the year. In a climate favouring the build-up of precautionary savings, insurance products remained attractive, and life insurance policies outstanding, marketed by the Regional Banks, rose by 8.2% to EUR 83.4 billion. Amounts outstanding in mutual funds invested by the Regional Banks proved highly resilient given stock market conditions, falling by only 1% over the year to EUR 33.6 billion.

Lending activity was especially vigorous in 2002, with exceptionally high levels of new lending. The Regional Banks granted EUR 35.9 billion in medium- and long-term loans, 13.7% above the record established in 2001.

Loans outstanding (net of loan loss reserves) for the segment as a whole total EUR 217 billion, up 6% over the 2001 figure.

Household demand for credit in particular was again robust, for home purchase finance notably. Mortgage loans outstanding increased by 6.6% and now represent 43% of total French retail banking outstandings. As with new lending, outstandings rose in all other lending categories as well, with +7.6% in corporate lending, +3.5% in lending to professionals, +2.5% for the farming sector, +3.4% for consumption, +4.7% for local government, and +18.1% for lease financing and other loans.

The Regional Banks thus registered healthy growth in business, and the **penetration rate** for products and services to customers continued to advance, with an average of 7.4 products placed per demand account at the end of 2002, versus 7.06 at the end of 2001. Despite weaker share dealing activity, customer commissions increased by 7.3% year-on-year, especially commissions and fees on services, insurance, account management and means of payment. These represented 35.1% of net banking income in 2002, a 0.2 percentage point rise.

Risk-related costs remain well under control in the Regional Banks, at EUR 535 million, falling 5 basis points to 28 basis points between 2001 and 2002. Doubtful loans represent 4.1% of total loans outstanding, compared with 4.6% in 2001, and doubtful loan cover has risen to 68.8%, versus 67% a year earlier.

The cost-income ratio of Regional Banks accounted for by the equity method (excluding dividends received from Crédit Agricole S.A.) has been improving regularly, falling to 62.7% in 2002, down from 65.7% in 2001. Their net banking income rose 4.8% to EUR 10.3 billion, while operating costs have been kept in check, with a rise of 1.8% to EUR 6.2 billion despite inclusion of charges relating to branch modernisation and migration to fewer, more efficient information systems.

The sharp growth in the **contribution of Regional Banks accounted for by the equity method** to Crédit Agricole S.A. consolidated income (from EUR 348 million in 2001 to EUR 464 million in 2002, a rise of 33.3%), stems largely from the growth in their net banking income. That in turn was driven by a combination of robust business activity and additional revenues released by the re-investment of the proceeds of rights issues linked to Crédit Agricole S.A.'s stock market flotation.

The specialised subsidiaries also registered strong activity growth driven by demand from individual customers and partnerships.

In the consumer credit sector, new lending by **Sofinco France** grew by 31.2% to EUR 7.9 billion, of which EUR 4.5 billion (+2.7%) originated outside the Regional Banks and Crédit Lyonnais.

Outstandings managed by Sofinco rose 23.5% relative to 2001 to EUR 13.2 billion (including EUR 1.9 billion on behalf of the Regional Banks, and EUR 4.2 billion in outstandings managed for third parties or shared). These figures reflect the continuing expansion of Crédit Agricole's co-operative ventures with the Regional Banks and its partnership activities in 2002. The partnership with Crédit Lyonnais in particular is gathering momentum, with new bank loans rising to EUR 1.9 billion in 2002. In addition, Sofinco took over Crédit Lyonnais' revolving credit book (EUR 166 million for 2002) at the end of the year. The partnership with Fiat was renewed until the end of 2005, and a new convention was signed with BMW. Meanwhile, a new partnership agreement covering banking loan products was signed in February 2002 with the Auchan supermarket group's Banque Accord. As a result of these moves Sofinco France's net banking income rose 8.1% over the year. Its cost-income ratio improved by 1 percentage point over the year to 61%. Risk-related costs have risen, but they are still low, representing just 1.01% of average outstandings overall. Sofinco France significantly increased its contribution to Group earnings, by 6.1%.

Ucabail, the Group's lease finance arm, originates EUR 1.6 billion in new business annually in France. Aggregate new lending was down 9% relative to 2001, under the combined impact of weak corporate investment, deliberate efforts to refocus on high value added business, and increased attention to risks.

Lease finance outstandings on the French market amounted to EUR 5.9 billion at the end of 2002, up 1.6% over the previous year. Net banking income fell by 9.3% relative to 2001.

The factoring market suffered a downturn in activity in 2002, but **Transfact** turned in a strong business performance nevertheless. Revenues (invoices purchased) were virtually unchanged (down 0.6%) relative to 2001, at EUR 4.3 billion. Even so, gross outstandings rose 24.3% to EUR 966 million. However, thinner margins kept net banking income stable.

Aggregate net banking income for the French retail banking segment rose 4.1% relative to 2001, to EUR 791 million. **Operating costs** grew at the same pace (+4% to EUR 466 million), while the **cost-income ratio** stabilised at 58.9%.

Gross operating income for the segment thus increased by 4.2%, from EUR 312 million in 2001 to EUR 325 million in 2002.

Risk-related costs were virtually unchanged at EUR 103 million. This figure comprises a slight increase in Sofinco's risk-related costs, and lower provisions at Ucabail, following a major effort by that subsidiary in 2001.

After including the results of the Regional Banks accounted for by the equity method, **net ordinary income (before tax)** for French retail banking works out to EUR 686 million, a rise of 22.5% over the previous year.

After corporate income tax (up 7.7%), **net income** before goodwill amortisation amounted to EUR 603 million, up 24.1% relative to 2001, while **return on equity (ROE)** on allocated capital works out to 16.4% in 2002, compared with 13.5% in 2001.

Asset management, insurance and private banking

Activity in Asset management, insurance and private banking held up well overall in the face of plunging stock markets, which drove customers to turn to less volatile products. This segment limited the fall in net income before goodwill amortisation to 5.9% relative to 2001, to EUR 466 million.

Asset management, insurance and private banking

(in millions of euros)	2002	2001 pro forma*	2002/2001 % change
Net banking income	1,520	1,520	0
Operating expenses and depreciation	(839)	(804)	+4.4
Gross operating income	681	716	-4.9
Risk-related costs	(11)	(1)	n.s.
Share of net income (losses) of equity affiliates	3	3	0
Net ordinary income (before tax)	673	718	-6.3
Net extraordinary items + corporate income tax + FGBR	(207)	(223)	-7.2
Net income before goodwill amortisation	466	495	-5.9
Net income	439	483	-9.1
ROE (as % of capital allocated)	13.4%	17.0%	

** The 2001 pro forma financial statements have been modified following reclassification of the logistics subsidiaries in the Proprietary asset management and other activities segment.*
The main changes concern net banking income (-EUR 12 million) and expenses (+EUR 2 million).

Assets under management edged up 0.1% despite adverse market trends to EUR 232.5 billion (excluding double accounts), versus EUR 232.3 billion at the end of 2001.

- **In life insurance, Predica** achieved robust growth in a sluggish market hit by falling financial markets. Total premium income was up 3% relative to 2001 at EUR 9.7 billion; the product mix shifted considerably in favour of euro-denominated contracts (which grew by 8%), compared with a 21% decline in individual unit-linked products. Whole-life and disability activity also enjoyed robust growth, with an 11.7% increase in its aggregate portfolio to EUR 2.7 million. Product diversification continued with, among others, the market launch of Floriane, a new life insurance product aimed at high net worth customers.

Aggregate outstandings managed by Predica totalled EUR 83.4 billion, a rise of 8.2% over the year (compared with 5% for the market as a whole). Despite hostile market conditions, Predica continued to bolster its financial reserves in 2002. These now stand at EUR 3.2 billion (+3.5%) and represent 4.2% of technical reserves. In addition, unrealised capital gains on assets under management totalled EUR 4.7 billion (compared with EUR 5 billion in 2001), and the rise in unrealised capital gains on bond holdings more than offset unrealised losses on equities and mutual funds. Investment policy has sought to combine security with diversification, with equities representing 8%, real estate 3.4%, fixed and variable-rate instruments respectively 76.9% and 3.9%, and treasury instruments 7.8%.

Predica is also expanding outside France through its international affiliates, i.e. Bancassurance SAL in Lebanon, PREDICAI Europe in Luxembourg. In Greece, Emporiki Life, a bank-life insurance company founded in 2001 and held equally by Predica and Commercial Bank of Greece, has opened for business.

- **In property & casualty insurance, Pacifica** enjoyed another year of vigorous growth, with premium income rising 14.1% relative to 2001. Farm insurance in particular has ramped up its offering satisfactorily, while new motor and homeowner's insurance products geared to the youth market were developed in 2002. At the end of 2002, Pacifica managed an overall portfolio (motor, homeowner's comprehensive, "Life's Accidents", health, natural disasters, legal protection insurance, ect.) of almost 3.2 millions contracts, up 13.7% over the previous year.

Loss experience declined significantly over the same period. The claims/premiums ratio (all products combined and excluding administrative costs) improved distinctly, from 73.8% in 2001 to 70.4% in 2002 despite the cost of flood claims in the Gard department of France.

- **In the field of asset management, total funds managed** by the Crédit Agricole S.A. Group (managed by Crédit Agricole Asset Management, BFT and CPR AM) amounted to EUR 188.6 billion at the end of 2002. They were up 1.5% over the year despite the powerful negative impact of the markets. Healthy new inflows (+EUR 12.5 billion), focused mainly on money market and bond funds, more than offset the impact of the stock market slump (the CAC 40 index shed 33.7% in 2002). Portfolio weightings shifted in consequence, with equities now down to 24% compared with more than 30% a year ago.

The segment continued to rationalise its organisation and management activities, via CA AIPG* for alternative asset management, CPR AM* for quantitative management, CA-IS Bank* for the custody function and Uniger* for real estate management.

Growth in funds under management also stemmed from steady inflows outside France, and from the expanded consolidation base, with continuing selective developments in Europe (including the integration of CA-AM España Holding*, the strengthening of CA-AM in Italy with SIM SpA Selezione e Distribuzione*), in Asia (CA-AM Securities Japan*) and in the Middle East. Funds under management were up 5.7% outside France thanks to an expanding international network, and 1.1% in France.

* *Subsidiaries newly-consolidated in this segment.*

In addition, following the market launch by CAES of Corporate Savings Plans and Voluntary Employee Partnership Savings Plans, long-term employee savings outstandings amounted to EUR 4.8 billion, up 11.6% over the year.

Crédit Agricole Asset Management group's earnings proved resilient in adverse conditions. Revenues net of retrocessions rose 12% relative to 2001, to EUR 370 million. Operating expenses were up 16.7% at EUR 233 million, reflecting costs relating to the expansion of operations outside France and growth in the workforce (+7.2%).

- **Private banking** bore the full impact of the stock market crisis. Private wealth under management shrank under the combined effects of depressed global stock markets and a 17% slide in the USD/CHF exchange rate. In addition to the negative impact of the markets, though, inflows were further squeezed as this business continued to re-centre in geographical terms, closing down some units, restructuring in Spain, and setting up dedicated units in Luxembourg and Italy, among others. As a result, funds under management in the various private banking centres fell by 11.1% over the year to EUR 38.2 billion.

This business line registered a 14.1% fall in net banking income in consequence. At the same time, however, operating expenses were trimmed by 4% relative to 2001 thanks to a cost-adjustment programme. This was achieved despite the introduction of reinforced control systems, including specialised computer software.

The segment's net banking income amounted to EUR 1,520 million in 2002, unchanged from 2001. Significantly increased net banking income in insurance and, to a lesser extent, in asset management, thus offset reduced private banking revenues.

Without adjusting for the widening of the asset management perimeter, net banking income was down 5.9%.

The 4.4% rise **in operating expenses** in Asset management, insurance and private banking, to EUR 839 million, reflects perimeter changes of this segment.

Consequently, **gross operating income** in this segment was down 4.9% (down 6.2% on a like-for-like basis), falling from EUR 716 million in 2001 to EUR 681 million in 2002.

The **cost-income ratio**, meanwhile, deteriorated from 52.9% to 55.2% between 2001 and 2002. On a like-for-like basis, on the other hand, it improved to 51.5% in 2002.

Risk-related costs totalled 11 million in 2002, under the impact of provisions made by private banking units in Switzerland and Luxembourg.

After an 8.7% reduction in the corporate income tax charge, **net income before goodwill amortisation** amounted to EUR 466 million, down 5.9% relative to 2001. **ROE** on allocated capital works out to 13.4 %, compared with 17% in 2001.

Corporate and investment banking

Corporate and investment banking turned in a strong performance, thanks in particular to debt market, foreign exchange, asset financing and private equity activities. Equity and credit activities, on the other hand, suffered the effects of the financial crisis. The corporate and investment banking continued to re-centre geographically in 2002.

The reduction in the segment's operating expenses reflects the impact of measures taken in 2001.

Corporate and investment banking

(in millions of euros)	2002	2001 pro forma	2002/2001 % change
Net banking income	2,422	2,712	-10.7
Operating expenses and depreciation	(1,858)	(2,012)	-7.7
Gross operating income	564	700	-19.4
Risk-related costs	(171)	(161)	+6.2
Share of net income (losses) of equity affiliates	52	56	-7.1
Net income (loss) on fixed assets	32	0	n.s.
Net ordinary income (before tax)	477	595	-19.8
Net extraordinary items + corporate income tax + FGBR	(140)	(166)	-15.7
Net income before goodwill amortisation	337	429	-21.4
Net income	301	370	-18.6
ROE (as % of capital allocated)	8.2%	8.0%	

Gross operating income in Corporate and investment banking was down 19.4% relative to 2001, at EUR 564 million. It results from a 10.7% drop in **net banking income** to EUR 2,422 million and a 7.7% reduction in **operating expenses** for 2002 at EUR 1,858 million. The latter had already started falling in the second half of 2001.
Revenues trends varied considerably from one business line to another.

Capital markets and investment banking

Capital markets and investment banking

[in millions of euros]	2002	2001 pro forma*	2002/2001 % change
Net banking income	1,564	1,817	-13.9
Operating expenses	(1,263)	(1,387)	-8.9
Gross operating income	301	430	-30.0
Risk-related costs	25	27	-7.4
Share of net income (losses) of equity affiliates	6	6	0
Net income (loss) on fixed assets	32	0	n.s.
Net ordinary income (before tax)	364	463	-21.4
Other (extraordinary items and corporate income tax)	(102)	(157)	-35.0
Net income before goodwill amortisation	262	306	-14.4

** The 2001 pro forma financial statements have been modified by inclusion in this business segment of the cash management activities of Crédit Agricole S.A. parent company, previously included in the Financing business.*
The main changes concern net banking income (+EUR 56 million) and expenses (+EUR 20 million).

Capital markets and investment banking moved swiftly to adjust to deteriorating stock market conditions. Revenues from fixed income (debt markets and foreign exchange) activities were unchanged from last year. High value added activities such as complex derivatives and credit products increased their share of net banking income. Similarly, Crédit Agricole's brokerage subsidiary Carr Futures performed extremely well in the financial futures markets.
Conversely, equity activities were penalised by the worsening crisis, especially in the third quarter, registering a sharp fall in net banking income in 2002, under the combined impact of a dearth of high-profile primary market operations and dwindling advisory mandates for much of the year.

CAI Cheuvreux reported lower brokerage and trading revenues, with fewer arbitrage opportunities and losses on the convertible bond portfolio.
Equity capital activities, on the other hand, significantly increased their contribution to earnings. As a result, Crédit Agricole S.A.'s investment arm, **UI (Union d'Etudes et d'Investissements) group,** generated a steep rise in income. It invested EUR 158 million in around forty deals designed to assist businesses expand or to finance buyouts. The UI segment generated EUR 122 million in capital gains despite the surrounding economic climate. Net income for UI totalled EUR 75.6 million, and EUR 6.9 million for IDIA Participations. The stock of unrealised capital gains amounted to around EUR 290 million at 31 December 2002.
Overall, net banking income from capital markets and investment banking activities was down 13.9% relative to 2001. A combination of cost-cutting, sharply-reduced variable compensation, and continuing rationalisation of equity operations in Asia helped cut costs significantly, down 8.9% over the year. Gross operating income was down 30% as a result of the foregoing.

Financing business

Financing business

[in millions of euros]	2002	2001 pro forma*	2002/2001 % change
Net banking income	858	895	-4.1
Operating expenses	(595)	(625)	-4.8
Gross operating income	263	270	-2.6
Risk-related costs	(196)	(188)	+4.3
Share of net income (losses) of equity affiliates	46	50	-8.0
Net ordinary income (before tax)	113	132	-14.4
Other (extraordinary items, corporate income tax + FGBR)	(38)	(9)	n.s.
Net income before goodwill amortisation	75	123	-39.0

** The 2001 pro forma financial statements have been modified following transfer of the cash management activities of Crédit Agricole S.A. parent company in Capital markets and investment banking.*

The main changes concern net banking income (-EUR 56 million) and expenses (-EUR 20 million).

Financing business held up well in Europe especially, with gross operating income down by only 2.6% in 2002 relative to 2001. Ongoing geographical redeployment of assets entailed a 4.1% drop in net banking income. Similarly, CAL FP's contribution was impacted by the poor performance of structured financing in 2002, due to adverse business conditions.

This drop in net banking income overshadowed a significant fall in revenues from asset financing, and especially in project and acquisition finance, and shipping finance.

Crédit Agricole's capital reallocation strategy and rationalisation of its commercial banking activities has also entailed a steady decrease in operating expenses (down 4.8%). This was especially pronounced in Asia and the United States. Risk-related costs were kept under control (with a rise of 4.3%) despite the worsening credit environment. However, net income before goodwill amortisation was squeezed by exceptional charges relating to the restructuring of Banque Française de l'Orient and certain Asian centres, falling 39% relative to 2001.

Overall, Corporate and investment banking managed to hold the rise in **risk-related costs** to EUR 10 million in 2002, to a total of EUR 171 million. These costs notably arose in respect of asset financing.

After including the Group's share of net income of equity affiliates (down by EUR 4 million to EUR 52 million), together with net income on fixed assets (EUR 32 million) resulting mainly from the sale of CPR's head office, exceptional charges (down 17.6% at EUR 28 million), and corporate income tax, **net income** before goodwill amortisation works out to EUR 337 million, down 21.4% relative to 2001. **ROE** on Corporate and investment banking improved slightly, from 8% in 2001 to 8.2% in 2002, in view of the larger decline (-4.8%) in capital allocated.

International retail banking

This segment's 2002 financial statements register the combined effects of the Group's withdrawal from Latin America, the strategic plan being implemented at Banca Intesa (formerly IntesaBci until 2003), and growth in the other European subsidiaries.

International retail banking generated a net loss, before amortisation of goodwill, of EUR 97 million in 2002, versus a net profit of EUR 80 million in 2001.

International retail banking

(in millions of euros)	2002	2001 pro forma*	2002/2001 % change
Net banking income	503	866	-41.9
Operating expenses and depreciation	(353)	(632)	-44.1
Gross operating income	150	234	-35.9
Risk-related costs	(133)	(272)	-51.1
Share of net income (losses) of equity affiliates	(17)	229	n.s.
Net income (loss) on fixed assets	(33)	0	n.s.
Net ordinary income (before tax)	(33)	191	n.s.
Net extraordinary items + corporate income tax + FGBR	(64)	(111)	n.s.
Net income before goodwill amortisation	(97)	80	n.s.
Net income	(174)	24	n.s.
ROE (as % of capital allocated)	-2.9%	5.3%	

** The 2001 pro forma financial statements have been modified to adjust for the change in the consolidation method applied to Banco Acac, from full consolidation to the equity method, in the 4th quarter of 2001.*
The changes concern net banking income (-EUR 18 million) and expenses (-EUR 15 million).

- **The withdrawal from Argentina** (and the resulting deconsolidation of Banco Bisel and its subsidiaries with effect from 1 January 2002) has entailed a foreign exchange related charge to shareholders' equity in December 2001, together with an additional provision in the accounts of Crédit Agricole S.A. at 31 March 2002. Directly and indirectly, Banco Bisel made a negative contribution of EUR 106 million to Group net income in 2002.
- Crédit Agricole S.A. has restructured its business in Uruguay. In response to the liquidity crisis in the Uruguayan banking system, Crédit Agricole S.A. stepped up its support for its subsidiary, Banco Acac, which has adjusted its structure and resources accordingly.

- **Banca Intesa's contribution** was down by EUR 240 million relative to the previous year. Its 2002 earnings were affected by the initial impact of the strategic plan announced on 9 September 2002. This plan contains energetic measures to restore its balance sheet and refocus its strategy on firmer foundations (in Latin America especially), while strengthening provisions.
However, its recurring activities have held up well, and partnerships with Crédit Agricole S.A. in consumer credit (through their joint-subsidiary Agos Itafinco) and private banking (with the announcement of the acquisition of IntesaBci Bank Suisse) are progressing well.
- **Majority-held European subsidiaries** registered strong growth. Lukas, Poland's consumer credit market leader, reported especially steep gains. Consumer credit activities elsewhere also performed well. In April 2002, Sofinco and Commercial Bank of Greece signed an agreement to create a 50-50 subsidiary to develop a consumer credit business in Greece. The new company, Emporiki Credicom Bank, will distribute credit through third-party provider networks and direct sales starting in 2003.
European subsidiaries have EUR 3.7 billion in credit outstandings (excluding managed funds); on a like-for-like basis, this figure is unchanged from the previous year.
Net banking income for this segment fell by 41.9% relative to 2001 as a result of the deconsolidation of Banco Bisel (which contributed EUR 557 million in 2001). On a like-for-like basis, net banking income rose 62.8%. The main reasons for this sharp increase were: expanding operations at its Polish subsidiaries, the activities of Sofinco's foreign subsidiaries, and revenues from unconsolidated banking affiliates and partnerships (e.g. Sofinco's partnerships outside France, and Commercial Bank of Greece notably).
At the same time, the International retail banking segment's **operating expenses** were down 44.1% to EUR 353 million due to the deconsolidation of Banco Bisel. After correcting for this impact, they actually rose steeply (+65.7%) due to Group organic and external growth (the Polish subsidiaries and Sofinco in particular).
The segment's **gross operating income** worked out to EUR 150 million in 2002, an apparent decline of 35.9% relative to 2001, though up 56.3% excluding Bisel.

Risk-related costs in International retail banking fell by 51.1%, to EUR 133 million in 2002 (down 19.4% after adjusting for the impact of Banco Bisel in 2001).
The Group's share of net income of equity affiliates dropped from EUR 229 million in 2001 to -EUR 17 million in 2002, due to the negative contribution of Banca Intesa to Group earnings.
After recording a **net loss on fixed assets and an exceptional charge** to cover the losses on Banco Bisel, International retail banking reported a **net loss** before goodwill amortisation of EUR 97 million, compared with a profit of EUR 80 million in 2001.
ROE on allocated capital works out to -2.9% in 2002, compared with +5.3% in 2001.

Proprietary asset management and other activities

Despite the impact of the stock market slump on equity portfolios, Proprietary asset management and other activities generated a net income before goodwill amortisation of EUR 38 million in 2002. Comparisons with 2001 should allow for exceptional charges relating to the stock market flotation of Crédit Agricole S.A. (representing an impact of +EUR 94 million in 2001). Consequently, net income before goodwill amortisation for 2002 was down EUR 233 million relative to 2001 after restatement for the impact of the flotation.
In 2002, the impact of the stock market crisis on this segment's equity portfolios represents a charge to net ordinary income (before tax) of EUR 159 million, comprising EUR 103 million (relating to net banking income) for securities available for sale and equity portfolio activities, and EUR 165 million for non-strategic equity investments. Equity portfolios generated EUR 301 million in net ordinary income (before tax) in 2001. This charge was offset by recoveries from prior-year provisions (including a EUR 92 million drawdown from prudential provisions set aside in the first half of 2002 in respect of Bradesco).
Given the sharp slide in financial markets and their extreme volatility over the year, a multi-criterion approach was adopted in order to establish fair value for equity portfolio securities, i.e. average price over the last three months, expected price movements over the next six months, and discounted future dividend streams.

For securities available for sale and non-strategic equity investments, valuation allowances were calculated on the basis of market prices at 31 December 2002.

Consequently, this segment registered a decline in **net banking income** from EUR 456 million in 2001 to EUR 93 million, under the combined impact of the crisis on equity portfolios and a reduced contribution from fixed-interest portfolios; the change in the centralisation rate of savings collected by the Regional Banks, from 66.67% to 50% with effect from 1 January 2002, having been offset by positive trends in margins.

Operating expenses were down 9.2% under the twin impact of the cost-cutting programme in the central functions and restructuring of CPR's non-strategic activities.

The segment's **risk-related costs**, net of provisions, work out to EUR 211 million in 2002. They notably include a recovery from prudential provisions on Bradesco (EUR 92 million), mechanical recoveries from the home purchase savings scheme provision (EUR 38 million), and net recoveries stemming from the reduction in Group risk exposure (US and other country risks).

The Group's share in the results of equity affiliates (-EUR 26 million) was impacted by the negative contribution of Portuguese holding and life insurance companies (Partran, Tranquilidade and Tranquilidade Vida), which suffered from local equity market trends.

The Group recorded **a net loss** of EUR 73 million **on fixed assets** in 2002, resulting from losses (-EUR 165 million) sustained on the disposal of the Bradesco shareholding. Overall, after corporate income tax and recoveries from prudential provisions and foreign exchange hedging, the aggregate loss on Bradesco works out to less than EUR 25 million.

Extraordinary income consists primarily in capital gains on the disposal of Coface and non-operating buildings, together with a capital gain on the sale to Banca Intesa of part (19%) of the share capital of Agos-Itafinco, within the framework of the consumer credit partnership with Intesa in Italy. The planned ownership of this partnership will be as follows: Crédit Agricole S.A. 0%, Sofinco 51% and Banca Intesa 49%.

Extraordinary items comprise a EUR 47 million charge to cover the cost of restructuring CPR's non-strategic activities.

A net mechanical recovery of EUR 100 million was made from the **Fund for General Banking Risks** relating to home purchase savings schemes, in connection with the difference between expectations with regard to trends in market rates four years ago (for savings accounts) and six years ago (for savings plans) and current funding rates for home purchase lending.

A tax gain of EUR 193 million is recorded under **corporate income tax**, resulting from the tax loss recorded by this segment, from activation of deferred taxation on subsidiaries reporting taxable profits, and from first-time tax-consolidation of the CPR group and national subsidiaries previously held by the Regional Banks.

Overall, Proprietary asset management and other activities generated a **net income** before goodwill amortisation of EUR 38 million in 2002. Adjusted for exceptional items relating to the stock market flotation in 2001, this item was down by EUR 233 million in 2002.

• Crédit Agricole S.A. consolidated financial results

Consolidated net income for 2002 amounted to EUR 1,064 million, down 27.5% from the 2001 pro forma figure of EUR 1,468 million. Net income before goodwill amortisation amounted to EUR 1,350 million. Business segments contributed EUR 1,309 million before minority interests, down 12.1% relative to the previous year.

Consolidated financial results

(in millions of euros)	2002	2001 pro forma	2002/2001 % change	2002/2001 % change excluding Bisel
Net banking income	5,329	6,314	-15.6	-7.4
Operating expenses and depreciation	(3,929)	(4,351)	-9.7	-0.1
Gross operating income	1,400	1,963	-28.7	-23.3
Risk-related costs	(207)	(371)	-44.2	+8.4
Share of net income (losses) of equity affiliates	476	704	-32.4	
Net income (loss) on fixed assets	(74)	31	n.s.	
Net ordinary income (before tax)	1,595	2,327	-31.5	
Extraordinary items	(134)	333	n.s.	
Corporate income tax	(212)	(761)	n.s.	
Net allocation to the Fund for General Banking Risks	98	(44)	n.s.	
Amortisation of goodwill	(286)	(297)	-3.7	
Net income	1,061	1,558	-31.9	
Consolitated net income	1,064	1,468	-27.5	
Net income before goodwill amortisation	1,350	1,765	-23.5	
ROE (as % of capital allocated)	9.3%	13.0%		

The deconsolidation of Banco Bisel at 1 January 2002 has impacted changes in the intermediate operating totals between 2001 and 2002. Consequently, restatement of these totals excludes this impact.

Group net banking income for 2002 fell by 15.6% relative to 2001, to EUR 5.3 billion. Net banking income fell by 7.4% on a like-for-like basis, i.e. excluding Banco Bisel. The Group has recognised losses or valuation allowances of EUR 167 million on its equity portfolios. As a result of which the impact on net banking income for 2002 amounted to -EUR 103 million, compared with +EUR 301 million in 2001. Excluding this impact, net banking income would have been virtually unchanged at EUR 5.4 billion (-0.4%).

Revenues from securities held to maturity were down and, given the state of the stock markets, the Group also reported lower net capital gains on securities available for sale and equity portfolio securities. French retail banking registered significant growth, as did margins on insurance activities, while partnerships outside France continue to gain ground. On the other hand, ongoing reallocation and geographical redeployment of assets and equity market trends squeezed revenues in Corporate and investment banking.

Operating expenses, meanwhile, fell significantly —by 9.7%—over the year, to EUR 3,929 million, due to the deconsolidation of Banco Bisel.

Adjusting for this impact, this item was unchanged overall (falling 0.1%). Charges relating to organic and external growth of operations in France and abroad were offset by lower costs in Corporate and investment banking.

As a result of the above, **gross operating income** amounted to EUR 1,400 million, down 28.7% relative to the previous year. Excluding Bisel, the decline works out to 23.3%.

The **cost-income ratio** worked out to 73.7% of net banking income in 2002, compared with 68.9% in 2001. The cost-income ratio for the business segments (excluding Proprietary asset management and other activities) increased from 66.5% in 2001 to 67.2% in 2002.

Risk-related costs totalled EUR 207 million. Excluding Banco Bisel, the increase works out to 8.4%, i.e. just +EUR 13 million relative to 2001.

Doubtful loans, totalling EUR 4 billion, are down EUR 680 million since the end of 2001. This change stems partly from the deconsolidation of Banco Bisel. Doubtful loans and loans in litigation represent 5.5% of gross customer loans outstanding, compared with 5.9% in 2001. Coverage of these loans by provisions stands at 65.7%, compared with 65.6% at 31 December 2001.

Moreover, prudential provisions and the Fund for General Banking Risks totalled EUR 2.4 billion at the end of 2002. These comprise: EUR 446 million in provisions under liabilities to cover sector risks and other loan loss provisions, EUR 371 million in country-risk provisions, EUR 836 million for the Fund for General Banking Risks (home purchase savings schemes), and EUR 782 million for other Fund for General Banking Risks items (including EUR 610 million for the Fund for Liquidity and Solvency Banking Risks).

The contribution of equity affiliates declined from EUR 704 million in 2001 to EUR 476 million in 2002. This steep decline (-32.4%) flows from the reduced contribution by Banca Intesa (see above). Group share in the results of the Regional Banks increased by 33.3% to EUR 464 million.

The net loss on fixed assets works out to EUR 74 million in 2002, notably due to the withdrawal from Brazil (with the complete disposal of the Group's equity interest in Bradesco).

As a result, **net ordinary income** (before tax) amounted to EUR 1,595 million in 2002, down 31.5% relative to 2001.

The Group recorded a **net extraordinary loss** of EUR 134 million in 2002. These extraordinary charges cover restructuring costs (EUR 72 million) and the foreign exchange loss on Banco Bisel.

The corporate income tax charge was down sharply in 2002, at EUR 212 million, compared with EUR 761 million in 2001 and EUR 275 million excluding transactions connected with the stock market flotation. This reduction in the tax charge stemmed primarily from tax gains resulting from the broadening of the tax-consolidation base.

The **Fund for General Banking Risks** registered a net recovery of EUR 98 million from the home purchase savings provision.

Goodwill amortisation was down slightly (-3.7%) to EUR 286 million following the write down in full, in 2001, of goodwill on Banco Bisel and its subsidiaries, and despite additional investments in the Polish subsidiaries.

Consolidated net income works out to EUR 1,064 million. **Before goodwill amortisation**, net income totalled EUR 1,350 million in 2002, down 23.5% relative to 2001.

ROE, i.e. the ratio of consolidated net income before goodwill amortisation to average shareholders' equity after appropriation of income for the year, amounted to 9.3% in 2002, versus 13.0% in 2001.

»Summarised consolidated balance sheets

Assets (in millions of euros)	31/12/2002	% of total	31/12/2001	31/12/2000	2002/2001 % change
Cash, money market and interbank items	107,799	21.3	92,874	99,511	+16.1
Crédit Agricole internal transactions	149,901	29.6	141,630	146,973	+5.8
Customer-related items	62,541	12.4	69,765	63,208	-10.4
Lease financing	6,663	1.3	6,485	5,929	+2.7
Securities	48,014	9.5	58,629	54,259	-18.1
Insurance companies' investments	84,905	16.8	79,390	71,671	+6.9
Re-insurers' share in technical reserves	144	0.0	101	55	+42.6
Investments, bank premises and equipment	17,311	3.4	16,102	8,983	+7.5
Goodwill	1,652	0.3	1,895	1,305	-12.8
Other assets and sundry accounts	26,788	5.3	28,196	28,599	-5.0
Total assets	505,718	100	495,067	480,493	+2.2

Liabilities and shareholders' equity (in millions of euros)	31/12/2002	% of total	31/12/2001	31/12/2000	2002/2001 % change
Money market and interbank items	70,477	13.9	70,305	73,228	+0.2
Crédit Agricole internal transactions	18,943	3.7	24,053	27,050	-21.2
Customer-related items	205,087	40.6	200,681	191,536	+2.2
Debts represented by a security	58,257	11.5	57,562	55,642	+1.2
Insurance companies' technical reserves	84,154	16.6	77,687	70,386	+8.3
Other liabilities and sundry accounts	39,232	7.8	34,542	36,100	+13.6
Reserves and subordinated debt	12,136	2.4	12,837	9,023	-5.5
Fund for General Banking Risks	1,618	0.3	1,716	2,583	-5.7
Minority interests	383	0.1	690	3,200	-44.5
Consolidated shareholders' equity (not incl. FGBR)	15,431	3.1	14,994	11,745	+2.9
Total liabilities and shareholders' equity	505,718	100	495,067	480,493	+2.2

• Crédit Agricole S.A. consolidated balance sheet

Total assets amounted to EUR 505.7 billion in 2002, an increase of EUR 10.7 billion or 2.2% relative to the previous year. Growth in total assets was limited by consolidation changes (with the deconsolidation of Banco Bisel on 1 January 2002), and by the appreciation of the euro against the other main currencies (+19% against the US dollar and correlated currencies) between end-2001 and end-2002. Total assets increased by 5% after adjustment for consolidation and currency changes.

Customer transactions

Customer loans outstanding (including lease finance operations) net of provisions fell by 9.2% year-on-year to EUR 69.2 billion at 31 December 2002. After adjusting for the impact of deconsolidation of Banco Bisel, which had more than EUR 2 billion in loans outstanding at 31 December 2001, and at constant exchange rates, customer loans outstanding fell by only 4.1%. This decline mainly concerned securities pledged by customers. These were down 31.9% or EUR 2.2 billion as a result of the ongoing refocusing of corporate banking in the United States, where outstandings on the books declined by 28%.

As a result of the Group's strategy of geographically recentering its assets, nearly 62% of customer loans are now concentrated in the EEA countries, and 43% in France. North America now accounts for only 4%, versus 6% in 2001, and the "Asia-Oceania" region for 15% versus 18%.

Crédit Agricole internal transactions, which comprise time accounts and advances to the Regional Banks, increased by 5.8% to EUR 150 billion. The components of this item reflect the impact of the additional decentralisation of savings funds in favour of the Regional Banks. Out of this total, the portion of advances that serves to fund 50% of the Regional Banks' medium- and long-term lending (against 66.67% in 2001) was down sharply (-23.5% year-on-year). Conversely, "mirror advances," representing 50% (versus 33.33% in 2001) of Crédit Agricole S.A.'s savings funds collected by the Regional Banks, increased by almost 53% on the previous year.

On the liabilities side, **customer deposits** increased by 2.2% to EUR 205.1 billion. After adjusting for consolidation and currency changes, they were up 4.3% over the year, notably reflecting the upturn in bank savings collected by the Regional Banks.

Savings funds collected by the Regional Banks, which are centralised in the balance sheet of Crédit Agricole S.A., account for nearly three-quarters (EUR 148.6 billion) of the latter and rose 3.2% over the year, versus 0.4% in 2001.

Debts represented by a security

Debts represented by a security grew by 1.2% relative to 2001. In view of interest rate levels over the year, the Crédit Agricole S.A. Group resorted increasingly to the capital markets by issuing negotiable debt securities, and to the money market raising an additional EUR 2 billion since 2001 (+EUR 4.6 billion at constant exchange rates). Conversely, bond borrowings fell by EUR 1.2 billion to EUR 22.1 billion.

Debts represented by a security grew by 5.9% relative to 2001 at constant exchange rates.

Securities transactions

Investments in the form of bonds and variable-income securities in trading, available-for-sale and held-to-maturity securities, and in the equity investments portfolio, fell by EUR 10.6 billion (-18%) to EUR 48 billion. These portfolios were reorganised in 2002, with a reduction in commercial paper, credit institutions' negotiable medium-term notes and Eurobonds, and the reclassification of some securities under Government and public body issues, for technical reasons.

Conversely, the insurance companies' investments increased by 6.9% to EUR 84.9 billion driven by growth at Pacifica and Predica, where funds under management advanced 8.2%. The insurance companies' technical reserves, on the liabilities side, totalled EUR 84.2 billion (comprising EUR 83.1 billion for Predica and EUR 1.1 billion for Pacifica).

Crédit Agricole S.A. Group enhances its financial strength.

Capital funds of Crédit Agricole S.A. (consolidated shareholders' equity + Fund for General Banking Risks + subordinated debt) increased by 1.9% over the year to EUR 26.8 billion at the end of 2002.

Crédit Agricole S.A. consolidated shareholders' equity (including net income for the year) increased by 2.9% to EUR 15.4 billion. The increase in this item since the previous year results from a combination of changes chiefly concerning net income for the year (EUR 1,064 million), payment in cash of dividends as from 3 June 2002 (-EUR 535 million), the change in the Group's share of Regional Banks' reserves (+EUR 89 million), and the negative change in foreign exchange translation reserves (-EUR 161 million) resulting from currency movements.

Total capital funds (shareholders' equity + Fund for General Banking Risks + subordinated debt) rose by EUR 201 million to EUR 27.2 billion. Apart from the change in shareholders' equity, this change flows from the issuance of EUR 171 million in redeemable subordinated notes, a EUR 98 million reduction in the Fund for General Banking Risks to EUR 1.6 billion as a mechanical result of recoveries from provisions from the home savings scheme compartment of the Fund for General Banking Risks, and the EUR 307 million reduction in minority interests resulting from the deconsolidation of Banco Bisel.

Tier one capital, i.e. shareholders' equity plus the Fund for General Banking Risks, represents nearly 63% (62.7%) of this total.

At the same time, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated and other fixed assets) increased by EUR 1.2 billion, from EUR 16.1 billion at 31 December 2001 to EUR 17.3 billion at 31 December 2002. The main changes concern the disposal of the Group's interest in its Brazilian subsidiary Bradesco, the acquisition by Crédit Agricole Asset Management of an equity interest in Resona Trust and Banking Company, the raising of Crédit Agricole S.A.'s interest in Commercial Bank of Greece (+2.3%), and above all the increase in its equity interest in Crédit Lyonnais from 10.3% at end-2001 to 17.8% at end-2002 (+EUR 1.4 billion).

»Prudential ratios

» Capital adequacy

In 1988, the Basle Committee on Banking Regulations and Supervisory Practices (the "Basle Committee"), consisting of representatives of the central banks and supervisory authorities from the "Group of ten countries" (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, the UK and the US) and from Luxembourg, recommended the adoption of a set of standards for risk-weighting and minimum desired levels of regulatory capital. Under these recommendations, international credit institutions must maintain capital equal to a minimum of 8% of their total credit risks, 4% of which must be Tier 1 capital. In 1989, the Council of the European Community adopted two regulatory directives that set the framework of capital adequacy with respect to credit risks within the European Community.

Two significant amendments have since been made to the standards previously introduced: first, at European level, by the "European Capital Adequacy Directive," and second, at the international level, by the Basle Committee's adoption of revised BIS (Bank for International Settlements) standards.

» The European Capital Adequacy Directive

General features

In 1993, the Capital Adequacy Directive applying to investment firms and credit institutions extended the scope of application of the European capital adequacy regulations to include market risks.

In France, these directives have been implemented through a series of regulations successively adopted by the Comité de la Réglementation Bancaire et Financière in the years to 1999 (collectively referred to as the "**CAD Regulations**").

Since 1 January 1996, under CAD Regulations, French banks have been subject to capital adequacy requirements with respect to their trading activities that are supplemental to those in force in respect of their commercial banking activities.

In addition to credit risk, the CAD Regulations specify standards for investment entities' trading activities designed to reflect interest rate risk, market risk and settlement risk. The CAD Regulations also require banks to maintain additional capital measured by reference to the foreign exchange risk of all their activities, including commercial banking and trading. Under the CAD Regulations, a French bank's capital adequacy ratio ("**CAD ratio**") is calculated by dividing the total available capital (including capital classified as *Tier 1* and *Tier 2* and certain other items) by the amount of capital required in respect of the different types of risk to which it is exposed, each type of risk being evaluated on the basis of specific weightings whose rates are fixed according to a predetermined scale. In compliance with CAD Regulations, the CAD ratio must be at least equal to 100%.

At 31 December 2002, Crédit Agricole S.A.'s European CAD/ESR ratio stood at 118.7% (compared with 122.4% at 31 December 2001), a decline of less than 4 percentage points, capital required on the denominator side having fallen by slightly less than the reduction in available capital on the numerator side.

Crédit Agricole S.A. Group CAD ratio

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Risks			
Credit risk	87,575	94,211	88,683
Total market risk	11,847	12,408	12,457
Interest rate risk	7,608	7,776	7,394
Equity risk	2,816	3,135	3,876
Counterparty risk	134	185	173
Exchange rate risk	1,185	1,203	875
Commodity risk	104	109	139
Total weighted risks	**99,422**	**106,619**	**101,140**
Capital requirement (= weighted risk x 8%)	**7,954**	**8,530**	**8,091**
Available capital			
Tier 1	15,126	14,770	12,996
Tier 2	8,616	9,244	5,403
Tier 3	210	611	611
Deductions	14,513	14,180	6 940
Total available capital	**9,439**	**10,445**	**12,070**
Ratios (capital/requirement >100%)			
Solvency ratio (Tier 1/requirement)	116.0%	115.3%	141.6%
Total solvency ratio (available capital/requirement)	118.7%	122.4%	149.2%

The Regional Banks have, moreover, extended a joint and several guarantee to Crédit Agricole S.A. to the extent of their capital and reserves, to cover the eventuality of default by Crédit Agricole S.A. The guarantee represents the counterpart of Crédit Agricole S.A.'s commitments as to the solvency and liquidity of the Regional Banks. As a result, the risk profile is identical within the Crédit Agricole Group network. The international rating agencies recognise this situation by awarding identical ratings to the bond and note programmes of Crédit Agricole S.A. and the rated Regional Banks.

» The Regional Banks' European Solvency Ratio (ESR)

As credit institutions, the Regional Banks must comply with the European Solvency Ratio in accordance with the standards laid down in the European Capital Adequacy Directive. The ESR, which was introduced prior to the CAD ratio, takes no account of market risks.

It still applies to credit institutions that are not exposed to significant market risks, such as the majority of the Regional Banks, which are thus not subject to the CAD Regulations.

The table below shows the range of European Solvency Ratios of the Regional Banks (excluding the Regional Bank of Corsica) at the dates indicated.

(in %)	31/12/2002	31/12/2001	31/12/2000	31/12/1999
Highest	19.44	20.90	16.05	17.39
Average *	14.52	14.90	10.50	10.52
Lowest	11.13	10.40	8.70	8.73

** Arithmetical mean of individual European Solvency Ratios*

» International Solvency Ratio (ISR)

General features

In 1996, the Basle Committee significantly amended the BIS standards to provide a specific capital cushion for market risks in addition to banks' credit risks. This amendment defines market risks as i) the risks appertaining to interest rate-related instruments and equities in a bank's trading book; and ii) foreign exchange risks and commodity risks held on the bank's books. As amended in 1996 and refined in September 1997 by the Basle Committee, the revised BIS standards continue to require a capital ratio with respect to credit risks. In addition, they require a credit institution to quantify its market risks in figures equivalent to credit risks and to maintain a capital ratio of 8% with respect to the sum of its credit and market risks. The French Banking Commission regularly issues opinions regarding the application and calculation of the International Solvency Ratio. Nevertheless, the International Solvency Ratio has no regulatory force.

In accordance with regulations, since its flotation on 14 December 2001, the Crédit Agricole S.A. Group has been calculating its International Solvency Ratio on a half-yearly basis, like the Crédit Agricole Group before it.

Crédit Agricole S.A. Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio of the Crédit Agricole S.A. Group was calculated for the first time on 31 December 2001. Calculation of this ratio has been retropolated to 31 December 2000 and is presented in the table below detailing the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated therefrom in accordance with BIS recommendations at the dates indicated.

Crédit Agricole S.A. Group International Solvency Ratio (ISR)

(in millions of euros)	31/12/2002	31/12/2001	ISR retropolated 31/12/2000
Risks			
Credit risk	86,787	94,020	88,683
Total market risk	14,405	15,091	12,457
Interest rate risk	9,966	10,395	7,394
Equity risk	3,149	3,643	3,876
Counterparty risk			173
Exchange rate risk	1,184	943	875
Commodity risk	105	109	139
Total weighted risks (denominator)	**101,192**	**109,111**	**101,140**
Available capital			
Tier 1	15,126	14,770	12,996
Tier 2	8,708	9,375	5,403
Tier 3	210	611	611
Deductions	14,938	14,885(*)	7,837
Total available capital	**9,106**	**9,871**	**11,173**
Tier 1 solvency ratio	8.8%	8.5%	10.4%
Total solvency ratio	9.0%	9.1%	11.0%

(*) The increase in deductions stems from the fact that the Regional Banks were accounted for by the equity method (25%), representing EUR 6.5 billion.

The aggregate Tier one ratio increased by 0.3 percentage points to 8.8%, versus 8.5% on 31 December 2001: the 4% decline in Tier one capital net of deductions in respect of equity investments is more than offset by the sharper fall in weighted risks (-7%). The overall ratio is unchanged at 9%, compared with 9.05% at 31 December 2001. Changes in the various components of the ratio are analysed below:

- there was no change in core capital. Tier two and Tier three capital have declined following the disposal of Radian to the Regional Banks, partially offset by issues of redeemable subordinated notes in 2002;
- there was no change in equity investments.

The acquisition of an additional equity interest in Crédit Lyonnais in 2002 and the rise in earnings of equity affiliates were offset by the disposal of Radian;

- weighted risks were down 7.3% relative to 31 December 2001, chiefly due to reduced credit risks -8%:
  · Crédit Agricole S.A. (parent company) credit risks were down EUR 4.9 billion due to the contraction of interbank transactions and the reduction in lending by the London branch in respect of Crédit Agricole Lazard Financial Products (CAL FP) business. Market risks have also declined (-EUR 1.4 billion);
  · International retail banking outstandings fell by EUR 3 billion following deconsolidation of Banco Bisel and the securitisation of Agos Itafinco loans;
  · Credit risks relating to asset management activities increased by 17% due to the development of guaranteed products;
  · Crédit Agricole Indosuez weighted risks were unchanged.

Crédit Agricole Group International Solvency Ratio

In accordance with BIS recommendations, the total International Solvency Ratio of the Crédit Agricole Group at 31 December 2000 and 31 December 2001, was 10.2% and 11.8 % respectively, and its Tier 1 ratio was 9.6% at 31 December 2000, and 10.8% at 31 December 2001.

The total ratio works out to 11.7% at 31 December 2002, and the Tier one ratio to 10.8%.

The table below shows the Crédit Agricole Group's risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated therefrom in accordance with BIS recommendations at the dates indicated.

Crédit Agricole Group International Solvency Ratio

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Risks			
Credit risk	265,437	256,140	244,491
Total market risk	26,767	24,450	24,234
Interest rate risk	20,421	18,193	16,534
Equity risk	5,096	5,198	6,742
Foreign exchange risk	1,145	949	870
Commodity risk	105	109	88
Total weighted risks (denominator)	292,204	280,590	268,725
Available capital			
Tier 1	31,584	30,170	25,851
Tier 2	9,937	8,750	6,424
Tier 3	499	601	942
Deductions	7,878	6,310	5,855
Total available capital	34,142	33,211	27,362
Tier 1 solvency ratio	10.8%	10.8%	9.6%
Total solvency ratio	11.7%	11.8%	10.2%

Crédit Agricole Indosuez Solvency Ratio

The Tier one International Solvency Ratio of Credit Agricole Indosuez was 7% at end-2002, compared with 6.8% at end-2001. The total ratio works out to 8.7% for 2002, compared with 10.6% the previous year.

Planned reform of BIS standards

Since 1998, the Basle Committee has been studying a reform of its recommendations with regard to the international bank solvency ratios. This reform would replace the current agreement by a new one based on a more qualitative approach to the measurement of risk exposure. In the latest version of its proposal, the Basle Committee proposes to assess credit risk on the basis of one of the following two methods: a "standard" method relying on a weighting matrix depending on external ratings of counterparties, distinguishing between governments, banks, public bodies and business enterprises; and the second, "alternative," method relying on banks' internal scoring methods, which are required to take into account the probability of default, risk exposure and loan recovery rates. In addition, the new ratio would cover banks' operational risks, i.e. risks of malfunction and legal risks. The reform also stresses the role of internal capital adequacy control procedures and the disclosure obligations regarding the structure and allocation of capital and on risk exposure.

Following consultation initiated in January 2001, the Basle Committee received more than 250 comments and therefore decided to launch a study, between October and December 2002, of the impact of the envisaged new mechanism on data at 31 March 2002. Further consultations with the banking industry will take place in the second quarter of 2003, based on a consultative document to be circulated in May 2003.

Introduction is planned for 31 December 2006, following a year (2006) in which both ratios (the existing Cooke ratio and the McDonough reform) will be calculated.

Crédit Agricole arranged for its staff to participate in the impact study launched by the Basle Committee on 20 December 2002. The results were as expected:

- using the standard system:
  - an increase in weighted risks in respect of "sovereign" balance sheet and off-balance sheet, "interbank", "specialised financings" and "equity" risks;
  - savings achieved on corporates and retail banking do not offset the inclusion of operational risk;
- using the "internal scoring system": the favourable results obtained need to be validated beyond the perimeter used in the survey, using broader historical data.

Work is continuing on the measurement of impacts and will contribute to the third and final financial community consultation scheduled for the end of the second quarter of 2003.

Crédit Agricole's own internal scoring system will render its risk management and capital allocation systems more competitive and more profitable.

» Crédit Agricole S.A. financial statements
(parent company)

Crédit Agricole S.A.'s **net banking income** fell by 15.9% between 2001 and 2002, to EUR 934 million, due to the impact of the stock market crisis, which reduced portfolio revenues by EUR 290 million. In the first place, capital gains on securities available for sale and equity portfolio securities were down sharply (EUR 375 million) in 2002 relative to the previous year (EUR 678 million net of the EUR 50 million charge relating to the unwinding of macro-hedging swaps). Second, valuation allowances and losses on disposals of securities on these portfolios amounted to EUR 195 million in 2002.

Dividends and similar revenues, meanwhile, increased by 39.3% to EUR 960 million, versus EUR 689 million in 2001, under the combined effects of growth in earnings at French subsidiaries and affiliates, and above all the transfer of Regional Banks' equity interests to the seven "national" subsidiaries, namely Predica, Pacifica, Crédit Agricole Asset Management, CAI Cheuvreux, BFT, CA Bourse and Sofinco, which took place at the end of 2001 on the occasion of the Group's reorganisation. On the other hand, having regard to the eligibility date of the Certificats Coopératifs d'Associés (CCAs which are non-voting equity interests) purchased on 17 December 2001 within the framework of the acquisition by Crédit Agricole S.A. of a 25% interest in the capital of the Regional Banks, dividends received under this heading amounted to only EUR 20 million. As against this, the cost of funding this EUR 6,567 million investment has entailed an additional interest charge of EUR 283 million. Moreover, the additional decentralisation of the "savings-advance" compartment with effect from 1 January 2002 has reduced net banking income by approximately EUR 50 million, all other things being equal. However, the total cost of savings funds (including commissions on investment services) has fallen faster than the interest rate on advances, together with improved revenues on macro-hedging transactions, more than offsetting the impact of the additional decentralisation, for the first part of the year at least.

Operating expenses increased by EUR 17 million between 2001 and 2002 to EUR 350 million, mainly due to a EUR 10 million (55.6%) increase in taxes and related charges. Personnel expenses (including employee incentives and profit-sharing) remain well under control, down 1.9%. The average workforce, meanwhile, declined by 3.7% to 3,130 employees, including 1,311 on secondment to subsidiaries.

Risk-related costs were up significantly, at EUR 173 million in 2002. They comprise:

- a net additional provision of EUR 41 million on direct and indirect funding provided to Banco Bisel and costs relating to the withdrawal from Argentina;
- net recoveries of EUR 109 million from prudential and specific provisions on Bradesco to cover EUR 165 million in losses recognised in the intermediate operating item "Net income (loss) on fixed assets";
- a net recovery of EUR 38 million on internal risks relating to the home purchase savings mechanism, as announced in October 2001. Loss rates assumed at the time of making these provisions during the savings phase 4 and 6 years ago substantially exceeded the actual rates observed during the lending phase;
- the remainder is due partly to recoveries flowing from the reduction in risks carried by Crédit Agricole S.A., and partly to provisions for depreciation of the zloty, covered by translation gains recorded in net banking income.

A net loss of EUR 202 million was recorded **on fixed assets** in 2002, chiefly due to EUR 225 million in losses and provisions on affiliates in Latin America. This item is made up as follows: EUR 165 million relating to the disposal of Bradesco (in economic terms, this impact was partly diminished by the aforementioned EUR 109 million in recoveries, and by translation gains; the aggregate loss net of tax works out to less than EUR 25 million), and EUR 33 million on Banco Bisel, provided for in risk-related costs in respect of Argentina-related country risks in 2001. Also, capital gains have been booked on the shareholdings in Colace (following a public cash offer) and Agos Itafinco (following the change in ownership percentages of this Italian consumer credit company between Banca Intesa, Sofinco and Crédit Agricole S.A.).

A net recovery of EUR 99 million from **the home purchase savings compartment of the Fund for General Banking Risks** was booked, for reasons similar to those described above concerning recoveries from provisions for internal risks relating to the home purchase savings mechanisms. This phenomenon is expected to continue over the coming semesters.

Crédit Agricole S.A. recorded a gain **on corporate income tax** of EUR 362 million despite a pre-tax income of EUR 555 million. This stems partly from the fact that a large proportion of dividends are eligible for "parent-daughter" tax treatment, and partly from the fact that recoveries from prudential provisions are tax-exempt insofar as the provisions themselves were not deductible. Finally, as the tax-consolidation group's lead company, Crédit Agricole S.A. is eligible for the tax gains flowing from widening of the tax-consolidation base to include the "national" subsidiaries following reorganisation of the Group, and from recoveries from deferred tax provisions set aside on economic interest groupings formed for tax purposes and on tax-consolidated subsidiaries.

Net income for 2002 was down 3.5% relative to 2001, to EUR 1,008 million.

Long-term investments totalled EUR 23,788 million, EUR 1,782 million more than at 31 December 2001, mainly due to the purchase of over 7% of the capital of Crédit Lyonnais on the open market, at a cost of EUR 1.4 billion.

Crédit Agricole S.A. shareholders' equity increased by EUR 474 million to EUR 12,245 million at 31 December 2002. This increase flowed from: net income for the year (EUR 1,008 million), less the dividend declared in respect of 2001 (EUR 534.7 million), paid in cash as from 3 June 2002.

» Directors' and officers' compensation and appointments

• Compensation paid to directors and officers

» General management

The components of compensation paid to the Chief Executive Officer and to the Deputy Chief Executive Officer are the same components as for Crédit Agricole S.A. senior executives, namely:

- a fixed portion determined with reference to market conditions,
- a variable portion dependent on attainment of objectives
- in addition, these executives receive additional retirement benefits paid by the Company.

The following total compensation was paid to the CEO and Deputy CEO:

Fixed compensation paid in 2002

Gross annual compensation paid to the CEO totalled EUR 460,000. The Deputy CEO was appointed by the Board of Directors on 11 September 2002, and his gross annual compensation was set at EUR 310,000 with effect from 1 November 2002.

Variable compensation paid in 2002

Variable compensation depends on the fulfilment of objectives and criteria set by the Board of Directors, as proposed by the Compensation Committee.

Variable compensation paid to the CEO in 2002 in respect of 2001 was set at EUR 303,000.

No variable compensation was paid to the Deputy CEO in 2002 in respect to that position. He did, however, receive variable compensation in respect to his previous position as Senior General Manager. The Chairman, Chief Executive Officer and Deputy Chief Executive Officer each have the use of a company residence.

» Board of Directors

A total of EUR 457,350 was approved by the Annual General Meeting of Crédit Agricole S.A. for the payment of Directors' fees in respect of 2002. Directors' fees are allocated to the directors (with the exception of the Chairman) on the basis of their effective attendance at Board meetings (no fees are paid for attendance at special meetings). Directors' fees were distributed as follows in 2002:
- EUR 59,400 were distributed among the Vice-Chairmen,
- EUR 294,500 were distributed among the other directors on the basis of EUR 3,100 per meeting, and the non-voting directors on the basis of EUR 2,500 per meeting. The Chairman does not receive a director's fee.
- additional fees are paid to the chairmen of the Audit and Risks Committee and the Compensation Committee (EUR 3,400 per committee meeting) in accordance with their effective attendance at meetings. No additional fees are paid to the members of these committees in respect of their attendance at meetings of the said committees.

Total gross annual compensation paid to the Chairman[1] for 2002 was set at EUR 244,139.

(1) Mr. René Carron succeeded Mr. Marc Bué as Chairman on 2 December 2002.

(2) CRCAM: Caisse Régionale de Crédit Agricole Mutuel (Regional Bank).

• Appointments and positions held by directors and officers

at 31 December 2002

» General management

Jean Laurent

- Chief Executive Officer, Crédit Agricole S.A.
- Chairman, Crédit Agricole Indosuez
- Vice-Chairman and director, Banca Intesa and Banco Espírito Santo
- Director, Crédit Lyonnais S.A. and Rue Impériale

Yves Chevillotte

- Deputy Chief Executive Officer, Crédit Agricole S.A.
- Chairman, Uni-Editions and Soredic
- Vice-Chairman, Pacifica, Predi Retraites and Predica
- Director, Sofinco, Cedicam, Eurocard and Europay France

» Board of Directors

René Carron

Chairman of the Board of Directors

- Chairman, CRCACM[2] - Des Savoie
- Chairman, Yenne Local Bank
- Chairman, Fédération Nationale du Crédit Agricole (FNCA)*
- Chairman, SAS Rue La Boétie
- Director, Crédit Agricole Indosuez and Sofinco
- Director, Banca Intesa and Crédit Lyonnais S.A.

Pierre Bastide

Vice-Chairman of the Board of Directors

- Chief Executive Officer, CRCAM[2] - Centre France
- General Secretary, FNCA
- Joint Manager, SAS Rue La Boétie
- Chairman and Chief Executive Officer, Banque Chalus
- Director, Crédit Agricole Indosuez and Predica
- Director, Crédit Lyonnais S.A.**

François Béraudo

- Chairman, CRCAM[2] - Provence Côte-d'Azur;
- Director, Pacifica as permanent representative of Crédit Agricole S.A.
- Chairman, CAPDEAM
- Director, SOFIPACA S.A.

* Until 2 December 2002.

** Appointment ratified by Crédit Lyonnais S.A.'s general meeting of 29 April 2003.

Pierre Bru

- Chairman, CRCACM(1) - Quercy Rouergue
- Director, Crédit Agricole Indosuez
- Director, Société des Caves de Roquefort
- Chairman of the Board of Directors, Sodagri
- Director, Inforsud Gestion, Mérico/Deltaprint, Chabrillac, SICA Habitat Rural, SACAM, SAPACAM and SCICAM

Yves Couturier

- Chief Executive Officer, CRCAM(1) - Sud Rhône Alpes
- Director, Crédit Agricole Indosuez, Camca Vie, Camca Réassurance, Camca Courtage, Cedicam, TLJ, Predica, Pratica, SACAM, SAPACAM and SACAM Participations

Xavier Fontanet

- Chairman and Chief Executive Officer, Essilor International
- Director, Chantiers Bénéteau, L'Oréal, Essilor of America Inc, Transitions Optical Inc, Essilor Laboratoires of America Holding Co Inc, EOA Holding Co Inc, Shanghaï Essilor Optical Company Ltd, Transitions Optical Ltd, Transitions Optical Holding B.V., Nikon-Essilor Co Ltd

Carole Giraud Vallentin

- Regional Bank employee

Roger Gobin

- Chairman, CRCACM(1) - Atlantique-Vendée
- Director, Pornic Local Bank
- Chairman, Fireca
- Director, Crédit Agricole Indosuez, Pacifica and Ucabail

Pierre Kerfriden

- Chief Executive Officer, CRCAM(1) - Finistère
- Chairman, GIE GICAB
- Director, Crédit Agricole Bourse, Union d'Etudes et d'Investissements, Uni-Expansion Ouest, SNC SCT Brunoy and Marine II

Jean Le Brun

- Chairman, CRCACM(1) - Normand
- Director, Safer Basse-Normandie, Manche, Orne, Calvados

Bernard Mary

- Chief Executive Officer, CRCAM(1) - Nord Est
- Director, Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Bourse, SACAM, SAPACAM, GFER, Cofinep, Radian, Segespar, Siparex Associés

Gérard Mestrallet

- Chairman and Chief Executive Officer, Suez
- Chairman, Société Générale de Belgique and Tractebel
- Vice-Chairman, Sociedad Aguas de Barcelona and Hisusa
- Director, Saint-Gobain, Axa and Pargesa Holding SA

Henri Moulard

- Chairman, Truffle Ventura (Invest in Europe)
- Chairman, HM et Associés
- Director, Elf-Aquitaine, Unibail, Burelle SA, DIL France, Financière Centura

Jean-Pierre Pargade

- Chairman, CRCAM(1) - d'Aquitaine
- Chairman, Samadet Local Bank
- Chairman, Foncaris
- Director, Crédit Agricole Asset Management and Segespar
- General Manager, Agri-Informatique Services

Corrado Passera

- Chief Executive Officer, Banca Intesa

Jean-Claude Pichon

- Chief Executive Officer, CRCAM(1) - Midi
- Chairman, Predica
- Director, Predi Retraites and Pacifica
- Member of the Management Board, Sofilaro Participations
- Non-voting director, Europay-France

Jean-Marie Sander

- Chairman, CRCACM(1) - Alsace Vosges

Jean-Michel Lemétayer

- President, Fédération Nationale des Syndicats d'Exploitants Agricoles (French national farmers' union)

(1) CRCAM: Caisse Régionale de Crédit Agricole Mutuel (Regional Bank).

»Five-year financial summary

	2002	2001	2000	1999	1998
Capital at year-end	2,916,629,697	2,916,629,697	2,240,801,070	1,998,736,740	1,797,766,195
Number of shares issued	972,209,899	972,209,899	74,693,369	66,624,558	58,962,866
Operations and results for the financial year (in millions of euros)					
Gross revenues	9,424 (1)	24,293	24,101	25,116	20,250
Income before tax, employee profit-sharing, allowances, depreciation and amortisation	599	333	578	817	1,321
Employee profit-sharing	3	16	17	9	2
Corporate income tax	(362)	16	24	153	302
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	1,008	1,045	512	553	519
Dividend paid	535 (2)	535	411	366	283
Earnings per share (in euros)					
Net income after tax and employee profit-sharing, but before allowances, depreciation and amortisation	0.985	0.311	7.196	9.827	17.245
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	1.037	1.075	6.857	8.294	8.807
Dividend per share (3)	0.55 (4)	0.55	5.50	5.50	4.80
Personnel					
Average number of employees (5)	3,125	3,245	3,304	3,278	3,161
Wages and salaries paid (in millions of euros)	160	159	157	148	137
Employee benefits and social charges (in millions of euros)	79	75	78	72	67

By decision of the combined annual general meeting of 29 November 2001, the nominal value of each share was reduced from EUR 30 to EUR 3 and the number of shares making up the authorised capital was multiplied by ten in consequence.

(1) 2002 revenues include income from macro-hedging transactions, net of related charges. Applying this principle to earlier years, revenues would have been EUR 14,946 million in 1998, EUR 15,954 million in 1999, EUR 15,007 million in 2000 and EUR 15,810 million in 2001.

(2) This distributed income is calculated on the basis of the number of shares outstanding at 31 December 2002, i.e. 972,209,899. Assuming that, at the date of the Annual General Meeting on 21 May 2003, the Board of Directors has issued the maximum number of securities eligible to be exchanged for Crédit Lyonnais shares within the framework of the public offer initiated by Crédit Agricole S.A., payment of this dividend would represent a maximum of EUR 737 million. If, at the time of payment of the dividend, Crédit Agricole S.A. holds a certain number of its own shares, the profit available for distribution corresponding to the dividend not paid by reason of the holding of the said shares, will be transferred to retained earnings.

(3) Each dividend carries a tax credit equal to 50% of the dividend paid on each share.

(4) Net dividend proposed to the AGM of 21 May 2003.

(5) Refers to head office staff numbers.

» Recent developments and outlook

• Friendly takeover bid by Crédit Agricole S.A. for Crédit Lyonnais S.A.

The Boards of Directors of Crédit Agricole S.A. and Crédit Lyonnais S.A. ("Crédit Lyonnais") met on 15 December 2002, and each approved the plan for a friendly takeover bid by Crédit Agricole S.A. for Crédit Lyonnais. This takeover bid will take the form of a public offer initiated jointly by Crédit Agricole S.A. and SACAM Développement, the 100%-owned subsidiary of the Caisses Régionales de Crédit Agricole Mutuel (the 'Regional Banks') (jointly referred to as 'the Co-Initiators'). This offer was filed with the French stockmarket authorities on 16 December 2002, and approval for the offer has been sought from the French banking and insurance regulatory authorities.

The planned tie-up between Crédit Agricole S.A. and Crédit Lyonnais is based on a strong strategic fit between the two groups together with three years of partnerships. The deal has been discussed in depth by the two banks, and is a unique opportunity to forge a powerful pan-European group with a global dimension, driven by strong, profitable growth. The combination of these two dynamic, complementary groups will be a powerful value-creating force, thanks to:

- rapid growth in retail banking, specialised financial services and asset management. Crédit Agricole S.A. and Crédit Lyonnais both have strong brands and efficient distribution networks already engaged in a process of profitable growth. By preserving these two highly complementary networks and existing branches, each pursuing an independent commercial policy, the Group will profit from growth across all customer segments in France;
- increased competitiveness and selective development in highly-profitable sectors of financing business and investment banking;
- knowledge-sharing and alignment of best practice in each of the two banks;
- strict control of weighted risks and reallocation of capital to the most profitable activities;
- rapid implementation of cost synergies by combining operations in financing business and investment banking, and by pooling production and back-office platforms in asset management activities and specialised financial services.

» The Conseil des Marchés Financiers (CMF) gives Crédit Agricole's offer the green light

The Conseil des Marchés Financiers (French Financial Markets Council) gave its approval for the proposed takeover offer on 23 December 2002.

» The CECEI opens a public consultation

The Comité des Etablissements de Crédit et des Entreprises d'Investissement (CECEI - Credit institutions and investment undertakings regulatory committee) announced on 10 January 2003 the opening of a public consultation on competition aspects of the planned takeover of Crédit Lyonnais. The results of this consultation will assist the Committee in reaching a decision in its capacity as banking industry supervisory authority. The commencement of the public offer is dependent on this decision.

» The CECEI announced its decision on 13 March 2003

The CECEI authorised the co-initiators to take control of Crédit Lyonnais, attaching certain conditions "intended to preserve a sufficient level of competition in the retail banking market."

» In a joint press release issued on the same date,

Crédit Agricole and Crédit Lyonnais noted the CECEI's approval. Once the COB visa has been received, the two groups will be free to launch the friendly bid, giving rise to a major European banking group and the number one retail bank in France.

» Opening of the offer

After the COB issued its visa (No. 03-188) on 25 March 2003, the Conseil des Marchés Financiers declared the friendly bid between the two groups open on 28 March.

» The Conseil d'Etat confirms the authorisation granted by the CECEI

In its decision dated 16 May 2003, the French Conseil d'Etat stated that the authorisation granted by the CECEI concerning the friendly takeover of Crédit Lyonnais by Crédit Agricole stands. However, the Conseil d'Etat overturned the conditions laid down by the CECEI in its 14 March 2003 decision. Consequently, in decision No. 203C0736 of 16 May 2003, the Conseil des Marchés Financiers set the closing date for the public tender offer at 26 May 2003.

• 1st quarter 2003 results

Press release 19 May 2003

» Results by business segment

Despite a further deterioration in economic conditions in the first quarter of 2003, Crédit Agricole S.A. maintained its growth momentum, as reflected in the widening of consolidation base via:

- the acquisition of Finaref;
- the acquisition of IntesaBci (Suisse)'s private banking business; and,
- consolidation (using the equity method) of its 17.8% stake in Crédit Lyonnais.

The outstanding event of the first quarter was Crédit Agricole S.A.'s public tender offer, in cash and shares, for 100% of Crédit Lyonnais, launched on 28 March 2003.

The French retail banking and Asset management, insurance and private banking business segments turned in good performances. Both segments reported sustained business growth and significantly raided their contributions to Group income. The Regional Banks combined brisk growth with tight control on expenses and risks. Consumer lending and insurance activities reported further strong gains.

The prolonged equity market slump and adverse forex effects hit the Corporate and investment banking business segment despite a strong performance in fixed income and financing businesses. Proprietary asset management and other activities were negatively impacted by the allowances for impairment of equity portfolios and the cost of financing the Group's expansion.

International retail banking was lifted by increased contributions from the European subsidiaries and affiliates and the non-recurrence of one-off charges incurred at the beginning of 2002.

French retail banking: further sustained growth

Over the first quarter 2003, all areas of the French retail banking business segment continued to grow. **Customer deposits** increased by EUR 9 billion (2.8%) to EUR 329.1 billion on 31 March 2002. Precautionary and medium-term savings (passbook accounts and home-purchase savings schemes) continued to generate sustained growth. Inflows to life insurance advanced steadily. Demand deposits remained high, edging up 0.1% on the previous year's figure.

Aggregate **loans outstanding** at the Regional Banks and specialised subsidiaries rose EUR 15.3 billion, or 7.4%, to EUR 221.3 billion at end-March 2003 (up 5.7% excluding Finaref). Demand for household loans remained buoyant, especially for consumer and home-purchase loans. Consumer loans outstanding have jumped nearly 23%, or 3.3% like-for-like, thanks to the acquisition of Finaref.

Crédit Agricole **Regional Banks**, consolidated by the equity method, generated a 4.6% increase in aggregate net banking income. The ratio of products to current accounts continued to rise, reaching 7.42 against 7.16 a year earlier. Customer commissions rose sharply (10.2%) to EUR 895 million at 31 March 2003. At the same time, the Regional Banks kept their operating ratios under control, with cost-income ratios again improving to 61.6% at end-March 2003, versus 63.6% a year earlier.

Risk-related costs were limited, while doubtful loans and loans in litigation declined to 4.2% of outstandings at end-March 2003 compared with 4.6% at 31 March 2002. The ratio of risk-related costs to outstandings was brought down to 23.4 basis points against 26.1 basis points at end-March 2002. Additionally, Regional Banks generated a sharp 10.3% rise in aggregate gross operating income, while aggregate net ordinary income climbed 10.1%.

Specialised subsidiaries, continued to report rapid organic growth of consumer credits and the integration of Finaref is proceeding as planned at the time of acquisition. The leasing and factoring businesses have shown strong resistance to market trends and in all, like-for-like net ordinary income reported by specialised subsidiaries advanced 13.2%, excluding Finaref.

French retail banking: Q1-03 results

			Change	
(in millions of euros)	Q1-03	Q1-02	Q1-03	Q1-03/Q1-02 Like-for-like
Net banking income	328	199	+64.8%	+1.5%
Operating expenses	(181)	(120)	+50.8%	-0.8%
Gross operating income	147	79	+86.1%	+5.1%
Risk-related costs	(47)	(26)	+80.8%	-11.5%
Share of net income (losses) of equity affiliates	192*	118	+62.7%	+62.7%
Net ordinary income (before tax)	292	171	+70.8%	+47.4%
Extraordinary items + Tax + Fund for General Banking Risks	(65)**	(19)	n.s.	n.s.
Net income before goodwill amortisation ***	227	152	+49.3%	+33.6%
Cost-income ratio	55.2%	60.3%		
Allocated capital	4,663	3,494		
ROE	17.7%	15.5%		

* *Including the full accretive impact of the CCAs' dividends for the first time: +EUR 63 million.*

** *Including a negative tax impact on dividends received from the Regional Banks: EUR 36 million.*

*** *Net income based on real shareholders' equity (i.e. excluding interest on surplus/deficit on allocated capital).*

Asset management, insurance and private banking: earnings up significantly despite adverse environment

This business segment widened its scope of consolidation with the expansion of asset management's international operations during 2002, together with first-time consolidation of Finaref's insurance business and IntesaBci (Suisse)'s private banking activities acquired during the first quarter of 2003.

In asset management growth was driven by a broader product range and Crédit Agricole Asset Management's international expansion. Thanks to strong new inflows of EUR 5.4 billion, and despite a persistently negative market impact, assets managed advanced EUR 2.3 billion relative to year-end 2002 figures.

In private banking the first quarter saw assets under management rise a net EUR 700 million, thanks to the integration of IntesaBci (Suisse). Despite the continuing negative impact of the stock market crisis and the weaker US dollar, earnings have stabilised (up 3.5% on the low point reached in Q4-02). The ongoing cost-cutting programme reduced operating expenses significantly.

Life insurance reported sustained growth with new inflows jumping 20% on Q1-02 and funds under management up 8.3%. Net investment income was up 8.9%, in line with the increase in assets managed. Over the quarter, unrealised gains on investments remained stable. Life insurance again contributed strongly to Crédit Agricole S.A.'s net income, albeit compared with the weak Q1-02 figure.

Property and casualty insurance, which now include Finaref's insurance activities, continued to report strong business growth. Excluding Finaref, premium income climbed 18.1% on Q1-02 figures (+32.8% including Finaref). The claims ratio remained subdued in the first quarter. As a result, both technical income and the contribution to this business segment's results continued to improve.

Asset management, insurance and private banking: Q1-03 results

(in millions of euros)	Q1-03	Q1-02	Change Q1-03/Q1-02	Change Q1-03/Q1-02 Like-for-like
Net banking income	406	356	+14.0%	+10.4%
Operating expenses	(204)	(209)	-2.4%	-3.8%
Gross operating income	202	147	+37.4%	+30.6%
Risk-related costs	2	(2)	n.s.	n.s.
Share of net income (losses) of equity affiliates	1	1	=	=
Net ordinary income (before tax)	205	146	+40.4%	+33.6%
Extraordinary items + Tax + FGBR	(72)	(51)	+41.2%	+39.2%
Net income before goodwill amortisation*	133	95	+40.0%	+30.5%
Coefficient d'exploitation	50.2%	58.7%		
Allocated capital	4,105	3,780		
ROE	12.9%	10.3%		

** Net income based on real shareholders' equity (i.e. excluding interest on surplus /deficit on allocated capital).*

Corporate and investment banking: steadily deteriorating market conditions squeezed earnings contribution

Despite a robust performance in fixed income business, the prolonged equity market crisis hurt capital-markets activity badly. The business segment was hurt by adverse forex effects, with gross operating income tumbling 46.2%, or 34.6% at constant exchange rates. Nevertheless, the financing business did well and there was further redeployment of the commercial banking activities in the first quarter. Additionally, risk-related costs were down sharply.

Capital markets and investment banking registered a decline in its contribution due to the equity market crisis, despite a strong performance in fixed income, which reported sustained business and earnings growth. Furthermore, private equity activities generated no capital gains during this quarter. As a result, gross operating income shed 61.7% compared with Q1-02, or down 56.5% excluding the adverse forex impact. The ongoing drive to adapt the cost structure and trim operating expenses has still been continued.

The financing business turned in a good performance, especially asset financing. At the same time, further steps were taken to reduce operating expenses (-9.3%) and cut risk-related costs (-34.9%). Commercial banking revenues were down once again, especially in the US and Asia. It was decided to freeze CAL FP's structured financing activities. Gross operating income declined 24.4%, but by only 3.9% after stripping out foreign exchange losses.

Corporate and investment banking: Q1-03 results

(in millions of euros)	Q1-03	Q1-02	Q1-03/Q1-02 change
Net banking income	545	673	-19.0%
Operating expenses	(439)	(476)	-7.8%
Gross operating income	106	197	-46.2%*
Risk-related costs	(43)	(50)	-14.2%
Share of net income (losses) of equity affiliates	12	13	-7.7%
Net ordinary income (before tax)	75	160	-53.1%
Extraordinary items + Tax + FGBR	(16)	(47)	-65.9%
Net income before goodwill amortisation**	59	113	-47.8%
Cost-income ratio	80.6%	70.7%	
Allocated capital	4,803	5,199	
ROE	5.5%	9.6%	

** Including a negative impact of 11.6% due to translation losses.*

*** Net income based on real shareholders' equity (i.e. excluding interest on surplus/deficit on allocated capital).*

International retail banking: development strategy drove positive contribution

International retail banking benefited from the robust organic growth of consumer credits and greater European coverage thanks to the acquisition of Finaref. At the same time, it is starting to feel the effects of further restructuring of Banca Intesa and the non-recurrence of costs related to the withdrawal from Argentina (Banco Bisel) in 2002.

Majority-held European subsidiaries reported rapid top-line and bottom-line growth.

This was especially true in consumer credit, whose contribution jumped to EUR 24 million compared with EUR 8 million on Q1-02, despite an adverse forex impact. This figure includes EUR 4 million resulting from the inclusion of Finaref's credit activities in Europe, excluding France.

Banca Intesa contributed EUR 26 million to Crédit Agricole S.A.'s net income before goodwill amortisation, coming after three consecutive negative quarters. Implementation of the strategic plan is proceeding swiftly and satisfactorily.

International retail banking: Q1-03 results

(in millions of euros)	Q1-03	Q1-02	Change Q1-03/Q1-02	Change Q1-03/Q1-02 Like-for-like
Net banking income	136	120	+13.3%	+1.7%
Operating expenses	(89)	(84)	+ 6.0%	-1.2%
Gross operating income	47	36	+30.6%	+8.3%
Risk-related costs	(19)	(46)*	(58.7%)	-63.0%
Share of net income (losses) of equity affiliates	24	64**	(62.5%)	-62.5%
Net income (loss) on fixed assets	0	(33)*	n.s.	n.s.
Net ordinary income (before tax)	52	21	2.5x	2.2x
Extraordinary items + Tax + FGBR	(10)	(37)*	n.s.	n.s.
Net income before goodwill amortisation ***	42	(16)*	n.s.	n.s.
Cost-income ratio	65.4%	70%		
Allocated capital	3,009	2,997		
ROE	5.9%	-1.6%		

* *NB: impact of provisioning (EUR 106 million) for Bisel at Q1-02.*

** *IntesaBci's contribution for Q1-02: EUR 53 million.*

*** *Net income based on real shareholders' equity (i.e. excluding interest on surplus/deficit on allocated capital).*

Proprietary asset management and other activities: reduced contribution due to prolonged equity market crisis

Net banking income for Proprietary asset management and other activities suffered again in the first quarter of 2003 from the prolonged impact of the stock market crisis on equity portfolios. This reduced NBI by EUR 156 million relative to Q1-02.

This business segment also recorded the impact of financing transactions designed to generate funds for Crédit Agricole S.A.'s acquisitions (Finaref and the equity stake in Crédit Lyonnais), and to strengthen its balance sheet.

Additionally, it consolidates the Crédit Lyonnais equity interest for the first time, using the equity method.

Proprietary asset management and other activities: Q1-03 results

(in millions of euros)	Q1-03	Q1-02	Change Q1-03/T102	Change Q1-03/Q1-02 Like-for-like
Net banking income	(124)	62	n.s.	n.s.
Operating expenses	(90)	(120)	-25.0%	-25.0%
Gross operating income	(214)	(58)	3.7x	2.9x
Risk-related costs	14	10	+ 40.0%	+ 40.0%
Share of net income (losses) of equity affiliates	30	(5)	n.s.	n.s.
Net income (loss) on fixed assets	(24)	32	n.s.	n.s.
Net ordinary income (before tax)	(194)	(21)	9.2x	9.2x
Extraordinary items + Tax + FGBR	112	18	n.s.	n.s.
Net income before goodwill amortisation*	(82)	(3)	n.s.	n.s.
Allocated capital	2,693	1,225		

** Net income based on real shareholders' equity (i.e. excluding interest on surplus/deficit on allocated capital).*

» Crédit Agricole S.A. consolidated results at 31 March 2003

Crédit Agricole S.A. reported an 8.4% decrease in **net banking income** to EUR 1,291 million for the first quarter of 2003, compared with Q1-02. This takes into account the impact of the stock market crisis on the proprietary asset management segment's equity portfolios. Excluding this effect, net banking income stayed flat (-0.7%) like-for-like and at constant exchange rates.

Operating expenses were practically unchanged at EUR 1,003 million, against EUR 1,009 million for the same period a year earlier. They were down 3.6% like-for-like and at constant exchange rates.

Gross operating income dropped 28.2% to EUR 288 million; like-for-like and at constant exchange rates, it advanced 6.5%, excluding the impact of the stock market crisis.

Risk-related costs were reduced by 18.4% to EUR 93 million.

The share of net income of equity affiliates was up 35.6% to EUR 259 million. This reflects mainly the sharp increase in the Regional Banks' contribution and includes the stake in Crédit Lyonnais for the first time.

Net ordinary income before tax fell 9.9% to EUR 430 million..

Consolidated net income declined 5.7% to EUR 246 million.

Consolidated net income before goodwill amortisation increased 3.7% to EUR 340 million. Annualised **ROE** for the quarter came to 9.1%.

Consolidated shareholders' equity (excluding the Fund for General Banking Risks) rose 1.9% on 31 December 2002 figures (before dividend distribution) to EUR 15.7 billion. For the first quarter of 2003, risk-adjusted assets increased by EUR 8 billion, EUR 4 billion of which stems from the consolidation of Finaref. The comparable 31 March 2003 figure was EUR 109.2 billion. At the same time, prudential capital has been strengthened with the issue of preference shares and subordinated debt, as a result of which solvency ratios have held steady relative to 31 December 2002 figures. The bank's Tier One ratio works out to 8.9% compared with 8.8% previously; the International Solvency ratio stands at 9.1% versus 9.0% previously.

Crédit Agricole S.A.: Q1-03 consolidated income statement

(in millions of euros)	Q1-03	Q1-02	Q1-03/Q1-02 change
Net banking income	1,291	1,410	-8.4%
Operating expenses	(1,003)	(1,009)	-0.6%
Gross operating income	288	401	-28.2%
Risk-related costs	(93)	(114)	-18.4%
Share of net income (losses) of equity affiliates	259	191	+35.6%
Net income (loss) on fixed assets	(24)	(1)	n.s.
Net ordinary income (before tax)	430	477	-9.9%
Net income	285	274	+4.0%
Consolidated net income	246	261	-5.7%
Consolidated net income before goodwill amortisation	340	328	+3.7%

>> Crédit Agricole Group results at 31 March 2003

(in millions of euros)	Q1-03	Q1-02	Q1-03/Q1-02 change
Net banking income	3,943	3,957	-0.3%
Operating expenses	(2,638)	(2,635)	+0.1%
Gross operating income	1,305	1,322	-1.3%
Gross operating income	(220)	(236)	-6.8%
Share of net income (losses) of equity affiliates	66	73	-9.6%
Net income (loss) on fixed assets	(24)	5	n.s.
Net ordinary income (before tax)	1,127	1,164	-3.2%
Extraordinary items	(9)	(92)	n.s.
Tax	(421)	(394)	+6.9%
Goodwill amortisation	(96)	(70)	+37.1%
Allocations to FGBR	9	19	-52.6%
Net income	610	627	-2.7%
Consolidated net income	571	622	-8.2%
Consolidated net income before goodwill amortisation	667	692	-3.6%

Consolidated shareholders' equity: EUR 30.3 billion.
Crédit Agricole Group International Solvency ratio: 11.6%. Tier One ratio: 10.1%.

• Other recent developments

Appointment

On 6 January 2003, Georges Pauget, previously Chief Executive Officer of the Pyrénées Gascogne Regional Bank, joined Crédit Agricole S.A. as Senior General Manager in charge of "Capital Markets, Development and Distribution." Georges Pauget will be a member of the Crédit Agricole S.A. Group Management Committee, the Group Strategy Committee, the French Retail Banking Strategy Committee, and the Treasury and ALM Committee.

Crédit Agricole S.A. issues preferred shares

On 15 January 2003, Crédit Agricole S.A. issued its first hybrid equity securities (preferred shares with no diluting effect on the share capital of Crédit Agricole S.A.), through CA Preferred Funding Trust (Delaware) for an amount of USD 1.5 billion. These securities have been issued for the duration of the company and carry an annual coupon of 7%, paid quarterly. The issue was heavily over-subscribed and was placed with foreign investors outside the United States, mainly in Asia and Europe.

These preferred shares, the largest issue of its type ever on the euro-dollar market, will strengthen Crédit Agricole S.A.'s prudential capital.

Crédit Agricole S.A. acquires Finaref
(Press release 26 February 2003)

Jean Laurent, Crédit Agricole S.A. Chief Executive Officer and Serge Weinberg, Chairman of Pinault-Printemps-Redoute Management Board, signed the sale of 61% of Finaref capital, the credit and financial services arm of PPR (not including Facet) to Crédit Agricole S.A. on 26 February 2003, in accordance with the agreements signed by the two Groups on 20 December 2002, and after receiving the regulatory approvals. Under the EUR 1.54 billion deal, Crédit Agricole S.A. is to acquire a further 29% of Finaref's share capital in the first quarter of 2004.

In order to pursue the special relations between Finaref and PPR Group's retail formats, it was agreed that PPR Group would retain 10% of Finaref capital on a long-term basis. With a portfolio of 5.6 million private cards and a total of EUR 4.6 billion in outstandings, Finaref's integration considerably boosts Crédit Agricole's consumer credit operations which, together with the Regional Banks' and Sofinco's own business, make it a leading French and European player in this field.

Finaref has EUR 4.3 billion in outstandings in France, out of total French retail banking sector consumer credit outstandings (excluding the Regional Banks) of EUR 18.4 billion. Finaref recorded EUR 25 billion in P&C insurance premiums, out of total Asset management, insurance and private banking sector P&C premium income of EUR 226 billion. Finaref had EUR 0.3 billion in outstandings outside France, out of a total of EUR 6.3 billion in loans outstandings managed in Europe (outside France) by the International retail banking segment; Finaref Group's adjusted risks represent EUR 4 billion out of a total of EUR 109.2 billion in adjusted risks for the Crédit Agricole S.A. Group, EUR 67.1 billion in adjusted risks booked for the French retail banking segment's allocated capital, and EUR 19.7 billion in adjusted risks for capital allocated to French retail banking excluding the Regional Banks.

Crédit Agricole Indosuez splits its Luxembourg subsidiary into two separate banks

(Press release 3 March 2003)

Crédit Agricole Indosuez has announced that it will split its subsidiary Crédit Agricole Indosuez Luxembourg into two separate banks under Luxembourg law in order to expand the services provided to its clients by boosting the resources specifically dedicated to Investor Services on the one hand and to Private Banking on the other.

The Extraordinary General Meeting held on 28 February 2003 approved the operation with retroactive effect as of 1 January 2003.

Crédit Agricole Indosuez will now have two subsidiaries in the country - Crédit Agricole Investor Services Bank Luxembourg will provide financial services to institutional clients and Crédit Agricole Indosuez Luxembourg will handle private banking activities. Crédit Agricole Indosuez's Luxembourg branch will continue to carry out capital markets activities on behalf of both new banks.

Crédit Agricole Indosuez acquires IntesaBci Bank (Suisse)

On 2 January 2003 Crédit Agricole Indosuez, a subsidiary of Crédit Agricole S.A., announced the signing of heads of agreement for the acquisition of IntesaBci Bank (Suisse).

IntesaBci Bank (Suisse) is present in Zurich, Lugano and Geneva and currently manages over CHF 3 billion in assets.

An agreement in principle was signed on 30 December 2002. The acquisition will be finalised as soon as all the regulatory authorities have given their approval and the merger between IntesaBci Bank (Suisse) and Crédit Agricole Indosuez (Suisse) S.A. is expected to take place during the last quarter of 2003.

After the merger, Crédit Agricole Indosuez (Suisse) S.A., with over CHF 25 billion in assets under management, will confirm its position as one of the leading foreign private banks in Switzerland and, more than ever, as a key element of Crédit Agricole Indosuez's International Private Banking activity, which is also present in Luxembourg and in the Principality of Monaco with Crédit Agricole Indosuez Luxembourg and Crédit Foncier de Monaco.

This acquisition is a part of the strategic development of Crédit Agricole Indosuez's International Private Banking activity and also strengthens the collaboration between Banca Intesa Group and Crédit Agricole Group.

Crédit Agricole S.A. Annual General Meeting (21 May 2003)

(Press release 21 May 2003)

More than a thousand shareholders attended the Combined Annual General Meeting of Crédit Agricole S.A. in the presence of its Chairman, René Carron, and Jean Laurent, Chief Executive Officer. All of the resolutions submitted to the shareholders were approved by between 94% and 99% of those voting.

The AGM notably appointed the following to the Board of Directors:

- Noël Dupuy, Chairman of the Caisse Régionale de Crédit Agricole* de la Touraine et du Poitou, formerly a non-voting director;
- Jean Peyrelevade, Chairman of Crédit Lyonnais;
- SAS Rue La Boetie, the holding company for the Regional Banks' equity interests in Crédit Agricole S.A.

The AGM also approved a dividend of EUR 0.55 per share in respect of 2002. As stated in the prospectus issued on 25 March 2003 presenting the public tender offer for the shares of Crédit Lyonnais SA, payment of this dividend (including the interim dividend the Board decided upon on 15 December 2002), will take place as follows, depending on the outcome of the tender offer for Crédit Lyonnais now in progress:

- the interim dividend of EUR 0.30 will be made payable on the date of delivery-settlement of the tender offer in progress, for both existing shares and those transferred within the framework of the offer;
- if the offer is not re-opened, the balance of EUR 0.25 will be made payable as of 16 June 2003 (or from the date of delivery-settlement of the offer in progress if that occurs subsequent to 16 June 2003);
- if the offer is re-opened:
  - concerning Crédit Agricole S.A. shares transferred on that occasion, the full dividend will be paid on the date of delivery-settlement of the re-opened offer;
  - concerning shares on which an interim dividend has been paid, the balance of the dividend will be made payable at the date of delivery-settlement of the re-opened offer.

The Board of Directors of Crédit Agricole S.A., meeting after the close of the AGM, decided to appoint Jean-Marie Sander and Noël Dupuy to the posts of Vice-Chairman. Including Pierre Bastide, the Board of Directors now has 3 Vice-Chairmen.

Henri Moulard, having reached the statutory retirement age for directors, was appointed to the post of non-voting director and remains Chairman of the Audit and Risks Committee.

** Caisse Régionale de Crédit Agricole: Regional Bank*

• Outlook

» 2003: a year of transition?

The beginning of 2003 has been particularly inauspicious. World growth looks set to be "incomplete" and below potential, and the economy is going to have to find a way to accommodate 10 years of accumulated imbalances in the United States.

The tentative business slowdown at the end of 2002 has endured into early-2003, and perhaps even deteriorated. After hesitating on either side of the Atlantic in recent months, the key indicators of activity appear to have resumed their downward course since the outbreak of the war in Iraq, falling to levels that augur little good for the first half of the year.

Uncertainty—macroeconomic, financial and geopolitical—is the order of the day at the start of 2003.

The financial markets have borne the brunt of this situation since the start of the year. In particular, the simultaneous slide in equities and bond yields (the French 10-year OAT is now below 4%), and above all the US dollar, appears at last to reflect a re-rating of expected yields and growth in the United States. Yet, despite the apparent need for a readjustment of parities, any overshooting by the euro could damage growth prospects in the eurozone.

Faced with these gloomy prospects, there is every likelihood the ECB will utilise its remaining room for manoeuvre (-50 basis points) between now and the end of the first half.

In the short term, and as long as the current geopolitical uncertainty remains, the future direction of the business cycle remains unclear: the first half of the year will bring no solace, either in the financial markets nor in the real economy. The second half of the year should see a progressive return to normal, although any thoughts of recovery will surely have to be pushed back to 2004, with growth rates picking up on either side of the Atlantic, albeit at annualised rate still under 2%, while rates of return on financial investments will move back towards their long term averages of between 6-8% annually for equities and with long-term interests somewhere between 4.5-5.5% in the eurozone. Business customers is likely to remain the weak link in this growth picture, especially in the United States: it is pointless to expect a swift, strong recovery in investment as long as the profit base remains weak. Europe will therefore have to find ways of making with lacklustre external conditions. Households will again have to supply the main source of growth, but rising unemployment will end up undermining their confidence. The psychological impact of the current crisis on the financial markets is likely to take a long time fading, and the shift back into long-term savings too is likely to be very gradual.

» Appendix to the management report

• Monitoring and control of risk within Crédit Agricole S.A. Group

» Internal control

Crédit Agricole Group's internal control organisation complies with French legislation and the recommendations of the Basle Committee.

In line with French Banking Regulations Committee Rule 97-02 and the Basle Committee recommendations on internal control, all Crédit Agricole entities (Regional Banks, Crédit Agricole S.A., Crédit Agricole Indosuez, and their respective subsidiaries whether or not they have bank status) continued to strengthen their internal control systems in 2001.

Three major objectives are being pursued:

- a performance objective, to ensure effective and proper use of Group assets and resources and protection against the risk of loss,
- an information objective, to provide exhaustive, accurate and timely information for decision-making and risk management purposes,
- a compliance objective, in respect of internal and external regulations.

In compliance with French legislation, Crédit Agricole's internal control system is implemented throughout a wide range of entities. In addition to the banking subsidiaries in France and abroad, these comprise all companies controlled and subsidiaries engaged in businesses that could prove to be a source of risk, such as insurance companies, companies holding investments, etc. The internal control structure is organised in the form of a hierarchical pyramid, each Crédit Agricole Group entity applying this principle to its own subsidiaries in turn.

For internal control systems to be effective and consistent between various entities, Crédit Agricole Group has developed a system of common rules and recommendations, each Group entity being required to comply with certain fundamental concepts.

Accordingly, each Crédit Agricole Group entity (Regional Banks, Crédit Agricole S.A. and their respective subsidiaries whether or not they have bank status) is obliged, at its level, to institute an internal control policy based on this body of principles and procedures for the proper implementation of an internal control system.

Such policies cover obligations with regard to:

- communication of information on risk strategy, risk limits, internal control activities and results to the decision-making bodies,
- direct involvement of the entity's executive body in the organisation and functioning of the internal control system,
- measurement, monitoring and control of measurable risks, e.g. loan loss risks, trading risks, country risks, asset/liability management, liquidity risks, and delivery-settlement risks,
- prevention of money laundering and measures to combat terrorist financing,
- logistics relating to the management of operational risks, e.g. transaction processing, quality of financial and accounting information, IT processes, regulatory and legal risks, etc.,
- organisation of permanent and periodic controls in a functional manner, to ensure corrective action is taken,
- promoting a culture of internal control,
- responsibility for implementation of the system (one person in each entity with overall responsibility for the effectiveness and cohesion of the internal control system) and the extent of its application (the internal control system must be comprehensive, covering all types of risks and activities).

Concerning Crédit Agricole S.A. and its subsidiaries

The architecture and elements of the internal control system for Crédit Agricole S.A. and its subsidiaries were formalised and circulated via a directive in 1998. This directive was previously presented to the Board of Directors of Crédit Agricole S.A. (formerly CNCA S.A.). A central system operated from within Crédit Agricole S.A. oversees the body of rules defined above, which apply to each Group unit. The purpose of this central system is to consolidate measurable risks and to organise and oversee the overall internal control system. This central mechanism plays a crucial role in the internal control system of Crédit Agricole S.A. and its subsidiaries. At the central level, Crédit Agricole S.A. monitors the system on a consolidated basis including:

- central control, consolidation and monitoring of loan loss risks (including country risks and delivery-settlement risks) by the Central Banking Risks Division,
- central control, consolidation and monitoring of trading risks by a specialised unit within the Central Banking Risks Division,
- central control, consolidation and monitoring of global interest rate and liquidity risks by a specialised unit within the Financial Management Division and the Assets and Liabilities Management Committee,
- standardisation of accounting procedures and the audit of financial and accounting data by the Accounts and Consolidation Division,
- standardisation of general procedures, planning and control of consolidated budgetary data by the Planning and Management Control Division,
- independent and periodical verification of the proper functioning of all Crédit Agricole Group entities by the Crédit Agricole S.A. Control and Audit Department,
- and permanent supervision of the effectiveness and consistency of internal control systems, considered as a whole or in part, by Crédit Agricole S.A.'s Control and Audit Department, which is responsible for internal control for Crédit Agricole S.A. Group as a whole.

In addition, a Control and Audit business line was instituted in January 2001, under the authority of the Crédit Agricole S.A.'s Control and Audit Department, in response to the widening scope of the Group's business. The purpose of this business line is a) to develop centralised control over the Control and Audit function, and b) to enhance the efficacy of controls by harmonising auditing practice at best-practice level, in order to ensure the security and legality of operations across the different Group entities and to develop centres of common expertise.

Inside each entity forming part of the Control and Audit business line with enforceable decision-making powers, an Internal Control Committee meets regularly, at six-monthly intervals. In particular, these committees conduct critical evaluations of internal control systems and audits, followed up inspection missions, and apply corrective measures whenever necessary.

Moreover, joint missions carried out by the Crédit Agricole S.A. Control and Audit Department and the audit units in individual subsidiaries, are contributing to exchanges of best auditing practices.

This system maintains and confirms the continuity of the traditional documentary and on-site inspections performed by Crédit Agricole S.A.'s Control and Audit Department in all Group entities, while placing special emphasis on the theme-based and cross-divisional nature of these inspections.

Crédit Agricole S.A. establishes an Audit and Risks Committee

The Board of Directors of Crédit Agricole S.A. has decided to establish an Audit and Risks Committee to assist in the discharge of its duties. This development is designed to strengthen internal control systems at the highest level, and the Committee is invested with broad powers of investigation, leadership and oversight in the field of internal control.

The Committee's mission is to verify the clarity of information provided, to assess the appropriateness of accounting methods and the quality of internal controls, notably.

This body has been set up in answer to the Board's determination to put in place a comprehensive and coherent internal control architecture at all echelons of the Group (Crédit Agricole S.A., Regional Banks and subsidiaries), and to bring the Group into line with good corporate governance practice.

Concerning the Regional Banks

For the Regional Banks, implementation of the above procedures is facilitated by the publication of national recommendations on internal control. These are updated annually by the Regional Banks Executive Committee for Internal Control, consisting of senior executives and internal auditors from the Regional Banks and Crédit Agricole S.A. representatives, as well as members of Crédit Agricole S.A.'s Control and Audit Department. In its capacity as central body, Crédit Agricole S.A. is closely involved in all matters of internal control. Regular work sessions and information meetings provide occasions for Crédit Agricole S.A.'s Control and Audit Department to meet with the Regional Banks' audit staff, on average twice a year.

The role of the Control and Audit Department

Within the Crédit Agricole Group, the ultimate level of internal control lies with Crédit Agricole S.A.'s Control and Audit Department, which reports directly to the Chief Executive Officer. This department conducts audits in all Group entities, i.e. the Regional Banks and all Crédit Agricole S.A. units and its subsidiaries, including those that have their own internal audit departments.

These periodic inspections are designed to ensure compliance with banking regulations, verifying application of Group internal procedures, reviewing the security and effectiveness of operating procedures, evaluating the quality, rating and appraisal of risks and assets, and auditing the adequacy of accounting data.

In addition, these missions include a critical review of the internal control system put in place by the audited entities.

These reviews seek to ascertain that the systems in question provide reasonable and permanent assurance in terms of transactional security, risk control and compliance with external and internal rules.

Completing the oversight of audit missions by the Crédit Agricole S.A. Control and Audit Department, a dedicated unit has been set up to provide detailed evaluation of progress being made by entities, and establish a formal methodology for compliance with internal and external regulations.

Prevention of money laundering and terrorist financing

Each Crédit Agricole entity is directly responsible for the prevention of money laundering, applying the "know-your-customer" and customer identification rules, together with constant exercise of its duty of care, within its own internal audit perimeter.

Inside each Regional Bank, a correspondent has been appointed to liaise with the French Ministry of the Economy, Finance and Industry department responsible for the processing, information and action against clandestine financial circuits (TRACFIN).

Similarly, each Crédit Agricole S.A. Group entity is responsible for combating money laundering inside its own internal control perimeter.

Crédit Agricole S.A.'s Control and Audit Department is responsible for central oversight of the system as a whole. In particular, all useful recommendations have been issued to subsidiaries and branches outside France to take appropriate steps against the risk of being used for laundering purposes.

Each operating entity is responsible for verifying the proper application of procedures, with the Crédit Agricole S.A. Control and Audit Department being responsible for final verification that the systems in force in each Group entity are in compliance with legal and regulatory obligations.

Having strengthened the Regional Banks' systems at the beginning of 2000, Crédit Agricole S.A. Group continued to reinforce its prevention procedures with the establishment, in December 2001, of a unit dedicated to the prevention of money laundering. This unit is housed within the Crédit Agricole S.A. Control and Audit Department responsible for the oversight of internal controls.

These efforts to tighten anti-money laundering measures were pursued throughout 2002, in response to regulatory changes and the recommendations of the authorities, leading to the deepening and upgrading of the procedural framework.

As a result, specific measures have been introduced in response to new obligations with regard to the processing of cheques. Similarly, the Group has stepped up its vigilance with regard to countries and territories deemed to be non-cooperative by the Financial Action Task Force (FATF) on money laundering.

Concerning measures to combat the financing of terrorist activities, the Group introduced the necessary verification procedures in the aftermath of the 11 September 2001 events in the United States, in application of European regulations and French government executive orders. Accordingly, Crédit Agricole S.A.'s Control and Audit Department issued instructions and recommendations to the Group entities concerned (i.e. divisions and subsidiaries of Crédit Agricole S.A. and the Regional Banks).

Also in 2002, surveillance systems were developed and all Group entities have added wide-ranging actions to build awareness, provide training and information for personnel. Coordination between entities has been reinforced.

» Ethical compliance

Crédit Agricole S.A., its subsidaries and the Regional Banks each have their own compliance functions. Approximately 120 people are employed, either full or part-time, in these functions within the Crédit Agricole S.A. Group and the Regional Banks.

A Chief Compliance Officer, reporting directly to the Chief Executive Officer of Crédit Agricole S.A., coordinates the work of compliance officers in the subsidiaries and the network of those in the Regional Banks.

The role of Group Chief Compliance Officer entails formulating internal rules of conduct, disseminating them and enforcing compliance. These rules emphasise the primacy of the customer's interests, financial markets integrity, and personnel behaviour. They do not cover the prevention of money laundering, which remains the responsibility of the Control and Audit Department.

In Crédit Agricole S.A.'s investment services and asset management subsidiaries, the compliance function is being developed more specifically in response to the demands of the supervisory authorities, e.g. the Conseil des Marchés Financiers and the Commission des Opérations de Bourse in France.

Rules governing relationships between analysts and investment banking departments were tightened in 2002. In addition, compliance officers have been appointed even in subsidiaries where this function is not required by regulations, in order to promote the spread and interpretation of best ethical practice.

Pursuant to COB Regulation 2002-01, Crédit Agricole S.A. now publishes twice-yearly statements on the COB website of cumulative dealings in its shares by all of its directors and officers.

Finally, during preparation of the combined cash and exchange offer for the shares of Crédit Lyonnais at the end of the year, exceptional measures were taken to prevent disclosure of sensitive information and monitor share dealings.

» Management of credit, market and operational risks

The activities of Crédit Agricole S.A. and its subsidiaries give rise to a certain number of risks such as credit, market and operational risks. Credit risk arises when a counterparty is no longer able to honour its obligations to Crédit Agricole S.A. and its subsidiaries. Market risks refer to a potential risk of loss on an interest rate, foreign exchange, equity or commodity position in the event of a sudden adverse change in market parameters. Operational risks concern the risks of damage to Crédit Agricole S.A. and its subsidiaries as a result of either the inadequacy or failure of organisation, procedures, people or information systems, or arising from external events.

Crédit Agricole S.A. is not directly exposed to counterparty risk on the operations of the Regional Banks. As credit institutions in their own right, the Regional Banks are fully responsible for transactions initiated by them. However, in its capacity as lead institution of the Crédit Agricole Group, Crédit Agricole S.A. guarantees the liquidity and solvency of its network, the Regional Banks chief among them. Crédit Agricole S.A. thus carries the risks of the Regional Banks indirectly. Accordingly, comparative figures for Crédit Agricole Group risk exposures are provided alongside those for Crédit Agricole S.A. and its subsidiaries presented in this section. Consequently, this section presents comparative data on the risk exposure of Crédit Agricole Group, in addition to data concerning that of Crédit Agricole S.A. and its subsidiaries.

The table below presents the respective shares of net Crédit Agricole Group outstandings on customer transactions and lease finance transactions attributable to Crédit Agricole S.A. and its subsidiaries on the one hand, and to the Regional Banks on the other.

	31 December 2002		31 December 2001		31 December 2000	
	In billions of euros	% of total	In billions of euros	% of total	In billions of euros	% of total
Crédit Agricole S.A. and subsidiaries	69.2	25.3	76.2	28.3	69.1	27.2
Regional Banks	204.0	74.7	192.9	71.7	184.7	72.8
Total	273.2	100	269.1	100	253.8	100

Systems in place for the management, monitoring and control of credit, market and operational risks at Crédit Agricole S.A. and its subsidiaries

Crédit Agricole S.A.'s Central Banking Risks Division

The Central Banking Risks Division reports to Crédit Agricole S.A.'s "Finance and Risks" sector established at the beginning of February 2002, which embraces the "Financial Management and Accounting", "Planning and Investments, France", and "Banking Risks" central divisions.

The Central Banking Risks Division is responsible for ensuring that the risk-taking strategies of Crédit Agricole S.A. and its subsidiaries are compliant with Group standards. After scrutinising these strategies, the division is also responsible for ensuring they are approved by Crédit Agricole S.A.'s general management. Its mission includes defining common standards and procedures with regard to risks. It contributes to the decision-making process and monitoring of large individual exposures either initiated or carried by Crédit Agricole S.A. and its subsidiaries. It centralises, consolidates and monitors credit risks (including country risks and delivery-settlement risks, which are communicated for purposes of information), together with market risks.

The Banking Risks Division comprises:

a) a department to manage counterparty risks and another in charge of market risks for Crédit Agricole S.A. and its subsidiaries;

b) an "Information Systems and Risk Projects" department to coordinate risk projects for the Crédit Agricole Group, and a "New Solvency Ratios" mission in charge of "risk" aspects of the McDonough reform.

Finally, the Central Banking Risks Division manages Foncaris, a subsidiary of Crédit Agricole S.A. which serves as a fund to guarantee the Regional Banks' cooperatives and companies acting as counterparties.

Risk monitoring procedures within Crédit Agricole S.A. and its subsidiaries

Each operating entity of Crédit Agricole S.A. and its subsidiaries has established its own risk management unit. This risk unit is independent of the front office and reports to the entity's general management (operating division of Crédit Agricole S.A. or subsidiary).

Crédit Agricole S.A. and its subsidiaries have implemented procedures for the monitoring and control of credit and market risks based on the principles of subsidiarity and delegation of authority between the Central Banking Risks Division of Crédit Agricole S.A. and the subsidiaries' risk management units. The latter are under an obligation of full disclosure to the Banking Risks Division of Crédit Agricole S.A. and to provide early warning of untoward developments. Contracts delegating the above powers were signed in 2001 between the Central Banking Risks Department and the risk management units of most of the Crédit Agricole S.A. subsidiaries concerned (Crédit Agricole Indosuez, Transfact, Ucabail, Sofinco, UI). Additional contracts were signed in 2002 with BFT, Unimo, Segespar/CA-AM and Predica. These contracts spell out the duties of each of the parties with respect to prevention, management and monitoring of risks and the communication of alerts, together with delegated powers, reporting obligations and control procedures for these delegated powers.

Although a standard format and wording has been adopted for this document, each contract and the procedures governing relations between the Central Banking Risks Division and each individual subsidiary's risk management unit are specific to that subsidiary.

The National and International Risks Committee, chaired by the Chief Executive Officer of Crédit Agricole S.A., sets broad strategy with respect to counterparty, country and market risks. It i) approves the risk management strategies presented by Crédit Agricole S.A. and its subsidiaries, after hearing the opinion of the Central Banking Risks Division, (ii) within the framework of the strategies presented to it, it sets global limits as proposed by each entity (these global limits embrace cumulative limits on bank counterparties, country limits, market risk limits, and limits on certain specific sectors of activity), and (iii) within the special procedure on internal syndications, it approves the guideline list of eligible counterparties and the amounts for syndication with the Regional Banks. The National and International Risks Committee is also responsible for the selection of risks on the largest non-bank counterparties, together with specific transactions and very important sensitive business. For this purpose, it (i) sets individually-determined credit-risk limits on the largest customers of Crédit Agricole S.A. and its subsidiaries, and (ii) authorises transactions on a case-by-case basis if these are liable to push the exposure of Crédit Agricole S.A. and its subsidiaries above a specified threshold or the subsidiary's exposure to a single counterparty above its delegation level. Finally, the National and International Risks Committee monitors provisions and the recording of (significant) losses, and supervises the monitoring of counterparty, market and country risks.
CAL FP is jointly-controlled by its two shareholders and is therefore overseen by a joint Risk Commission, on which the two shareholders are equally represented.

The Standards and Methodology Committee, set up in October 2000, exists to validate, harmonise and disseminate standards and methodologies relating to the measurement, management and control of counterparty risks, market risks and operational risks in the Corporate and Investment Banking segment. This committee is chaired by Crédit Agricole S.A.'s Senior General Manager in charge of Finance and Risks.
During the course of 2002, the main standards reviewed and approved by the Standards and Methodology Committee have concerned the following issues: overhaul of the scoring methodology applied to property professionals and local authorities; approval of the standard on alternative funds, identification and measurement of operational currency risk and counterparty risk on:
a) underlying petroleum assets, and
b) "pegged" and "unpegged" emerging currencies; the Basle Committee Loss Distribution Approach (LDA) to operational risks; stress-tested Value at Risk (VAR) on a property portfolio; pivot risk on the yield curve; and netting methodology for add-ons in outright transactions on an underlying equity.

The Regional Banks' risk monitoring system

The overriding principle is based on the delegation of responsibility to the heads of the Regional Banks: risks carried by the Regional Banks are decided, monitored and managed by the Regional Banks, which are liable for the cost of any losses occurring. Similarly, each of the Regional Banks is subject to standard banking regulations.
Consequently, they are individually responsible for compliance with solvency ratios, rules on large exposures, and internal control systems.
However, in application of CRB Regulation 2001-03, which came into force on 1 July 2002, the entire Crédit Agricole Group, including the Regional Banks, is now required to report its large exposures on a consolidated basis.
Every quarter, the Central Banking Risks Division presents a set of indicators regarding the Regional Banks' credit risks to a committee chaired by Crédit Agricole S.A.'s Deputy Chief Executive.
In addition, information on the major corporate clients of the Regional Banks and Crédit Agricole S.A. and its subsidiaries is pooled in the form of half-yearly reportings to the Central Banking Risks Division, which centralises this information and then re-transmits it to the reporting entities.
Multi-sector studies serve to identify sector concentrations, to monitor sector risk exposures, and to situate the quality of the Crédit Agricole Group's sector risks relative to its competitors.
Finally, 50% of the major credit risks borne by the Regional Banks on corporate and local government counterparties are required to be guaranteed by Foncaris, a wholly-owned banking subsidiary of Crédit Agricole S.A. Each Regional Bank is required to determine the threshold of eligibility for the cover of

its exposures by Foncaris, for a period of six years. The upper limit to this threshold is equal to 20% of the Regional Bank's capital. Optionally, it may be set at 10% or 5% of this capital, or at an absolute nominal amount. In the latter eventuality, the minimum threshold allowed is EUR 12 million.
Since 1 July 2001, the Regional Banks have also had the possibility of opting for a mechanism designed to attenuate the impact of these thresholds on the guarantee provided by Foncaris.
The Regional Banks pay a contribution to Foncaris in return for its guarantee. This contribution is calculated by multiplying a base equal to the Regional Bank's outstandings plus a quarter of unutilised but confirmed limits, by a contribution coefficient based on the quality of the counterparty (measured by its rating), guarantees provided, the duration of the loan, and the extent to which the risks are shared with other banks.
When Foncaris receives a guarantee application from a Regional Bank whose total exposure to a given counterparty or group of related counterparties meets the eligibility criterion, the case is transmitted to its application examiners for review. The latter then submit a report to a committee with the power to decide on the case. In the event of default, the Regional Bank is indemnified for 50% of its residual loss, after application of sureties and after having exhausted all other avenues.

Modernisation of information systems at Crédit Agricole S.A. and its subsidiaries: the SIRIS project

In 1999, the CNCA Group embarked on its SIRIS (Risk Information System) project, intended to implement a new risk information system providing an integrated credit and market solution. Initially, the system was to be implemented at CNCA and Crédit Agricole Indosuez only, before subsequently being extended to the other CNCA Group subsidiaries and to the Regional Banks' large counterparty risks.
The SIRIS project embodies a "star-shaped" risk information architecture centred on Crédit Agricole S.A. This will entail harmonisation of all benchmarks and criteria relating to third parties, products and risk categories, as well as data exchange standards (including format structures and implementing a homogeneous electronic data exchange (EDI) protocol between entities). The deployment of SIRIS will help to improve the quality of counterparty and market risks monitoring.
The Ricos (credit risks) and Riskwatch (market risks) software packages were selected and installed in 2001. Modelling of the Ricos credit risks package has been completed. The unified counterparty database spanning Crédit Agricole S.A. and Crédit Agricole Indosuez entered operation in the first half of 2002. Preparations were made during the year to extend the system to the other subsidiaries of Crédit Agricole S.A., in order to start feeding data into the base in Autumn 2002. Concerning market risks, modelling of the Riskwatch market risks software for standard derivative instruments (swaps, swaptions, caps/floors, etc.), hedging instruments (futures, options, FX, and government bonds), and options instruments, has now been completed.

The McDonough project

Plans to adapt the Crédit Agricole Group to the solvency ratio reform introduced by the Basle Committee (known as the "McDonough" reform) took shape in late-2001—early-2002, with the setting up of a dedicated project team (the "New solvency ratios" mission) at Crédit Agricole S.A. and a steering committee chaired by Crédit Agricole S.A.'s Senior General Manager in charge of Finance and Risks. Membership of the steering committee comprises the heads of the main subsidiaries and of a certain number of Regional Banks. The Group entities concerned, namely the Regional Banks and Crédit Agricole S.A. specialised subsidiaries, are involved in the process via a series of dedicated projects:
- during the first half of 2002, lists were drawn up stating requirements in terms of standards, scoring systems and impacts on information systems. This process, carried out in conjunction with several of the Regional Banks, was reviewed by the steering committee in July 2002;
- during the second half of 2002, pilot projects were launched concerning credit risks for specific markets (individuals, farmers and professionals, and businesses) and concerning operational risks. These are being conducted by 9 Regional Banks, their benchmark information systems, and Crédit Agricole S.A.'s subsidiaries (Sofinco, CAI, Transfact and Ucabail).

» Counterparty risks

Definition

A counterparty risk occurs when a counterparty is unable to honour its obligations and when the list value of the latter in the bank's books is positive. The counterparty may be a bank, an industrial or commercial enterprise, a country, an investment fund, or a natural person.
The risk binding it to Crédit Agricole S.A. and its subsidiaries may be recognised in the balance sheet (in the form of a loan, debt security or deed of property), or off balance sheet (e.g. a performance exchange contract or performance bond). This risk also comprises the delivery settlement risk inherent in any transaction entailing an exchange of cash or physical goods outside a secure settlement system.

Crédit Agricole S.A. and subsidiaries' counterparty risks

General features

- The principle of a risk limit applies to all types of counterparty, whether business enterprises, banks, financial institutions, governmental or quasi-governmental entities. Furthermore, country-by-country ceilings apply to risk situations in respect of counterparties which are residents of, or controlled by residents of, non G10 and non-EEA countries. Such ceilings apply for all types of activities or transactions, taken in the aggregate. These "country-limits" are reviewed at least once each year or when requested on an ad hoc basis;
- internal rules on large exposures are put into place to ensure that limits on the principal counterparties of Crédit Agricole S.A. and its subsidiaries do not reach the regulatory threshold of 25% of consolidated capital;
- under a risk-sharing rule, Crédit Agricole S.A. and its subsidiaries may not hold an interest of more than 33% in the bank borrowings of a major counterparty or related group of counterparties;
- a structured loan application review procedure: all lending decisions are made either by a decision-making committee or by an officer appointed for that purpose. Moreover, the risk measurement and monitoring system operates through a first- and second-level control system, together with a reporting procedure and regular communication of information to internal and external authorities;
- tracking exposures in breach of lending limits;
- individual monitoring of sensitive items, via early identification of problems, e.g. payment incidents or changes in the debtor's financial position, and quarterly tracking by special-purpose committees which develop suitable action plans to cover potential risks;
- periodic portfolio reviews of each operating unit, to identify situations where the risk has deteriorated, update the counterparty's rating, or revise management strategy;
- regular reports on the major exposures of Crédit Agricole S.A. and its subsidiaries, consolidated by sub-group by the Central Banking Risks Division, are communicated to the Chief Executive Officer, within the framework of the National and International Risks Committee. The scope of this report has been enlarged to include all cases where the consolidated limits are equal to or exceed EUR 350 million or the outstanding amount is more than EUR 200 million. Similarly, an annual review of risk limits for banks is presented to Crédit Agricole S.A.'s Chief Executive Officer within the framework of the National and International Risks Committee.

Methodology used to measure counterparty risks in market transactions

Internal approach

Crédit Agricole S.A. and its subsidiaries apply the current risks method in measuring credit risks on off-balance sheet items (e.g. swaps and derivatives). Consequently, the basis used to assess the risk corresponds to the positive market value of the contract plus a coefficient applied to the nominal amount thereof. This add-on coefficient represents the potential credit risk of variation in the market value of the derivative over its remaining life.
This add-on factor is determined according to the nature and residual life of the contract, based on statistical observation of fluctuations in the underlying assets. This method, used by Crédit Agricole S.A. and its subsidiaries for internal management purposes, differs from the regulatory method.

Regulatory approach

The exposure of Crédit Agricole S.A. and its subsidiaries to counterparty risk on off-balance sheet instruments is also measured according to the regulatory method laid down for the calculation of European and international solvency ratios (cf. infra).

Collateral agreements

Crédit Agricole S.A.'s investment banking businesses (Crédit Agricole Indosuez and CAL FP) have recourse to collateralisation contracts with certain counterparties, in order to reduce their counterparty exposure on derivatives.

Internal rating methodology applied to corporate and institutional clients

Crédit Agricole S.A. and its subsidiaries apply an internal rating system for counterparties applicable in the conduct of business with corporate and institutional clients. The client officer in charge of relations with the counterparty concerned proposes a rating, which is then scrutinised by the risk monitoring units, and finally submitted for approval to the relevant decision-making body (committee or individual delegate). Responsibility for consistency of the rating methodology lies with the Central Banking Risks Division.

The rating system combines financial and qualitative criteria. The rating system for corporate and institutional clients applies to 12 portfolios, namely business enterprises, local authorities, banks, insurance companies, investment funds, real estate, shipping, aviation, project finance, acquisition finance, trading, and securitisation. The new rating scale comprises 15 criteria, including 2 for default, compared with 8 previously. It was definitively approved in December 2001 by the Standards and Methodology Committee, and it began to be deployed to Crédit Agricole S.A., its subsidiaries and all of the Regional Banks starting in March 2002. Ratings of corporate and institutional clients of Crédit Agricole S.A. and its subsidiaries are reviewed in the course of the annual portfolio appraisals, and again when each individual case comes up for individual review. Sensitive exposures rated E+, E or E- (watch), F (in default) and Z (in litigation) in excess of EUR 25 million are also reviewed quarterly on an individual basis.

Thus, from an operational viewpoint, the rating system is designed to trigger a range of alert mechanisms, namely: identification of watch lists, decisions to classify loans as doubtful, and even to set aside specific reserves.

Monitoring Crédit Agricole S.A. and its subsidiaries' major counterparty risks

Large exposures are monitored by comparing utilisation of loans outstanding with overall lending limits at the level of Crédit Agricole S.A. and its subsidiaries.

Limits per entity are recorded in a loan application compiled by the front office, then sent to the risk management unit of the entity concerned for scrutiny. These limits are then instituted with front office consent, after approval by the risk management unit concerned. Depending on the amount involved, the final decision rests with either the committees or appointed delegates, as described above.

Consolidated limits on exposures for all entities of Crédit Agricole S.A. and its subsidiaries to a given counterparty or related group of counterparties (i.e. a group of legally related French or non-French corporate entities, regardless of status or economic activity, such that it is possible to measure total exposure to the risk of default by the said group resulting from that of one or more of its constituent entities) are set with reference, notably, to the consolidated capital of Crédit Agricole S.A. and its subsidiaries. The lending ceiling comprises all lending by Crédit Agricole S.A. and its subsidiaries, together with corporate finance transactions, bond portfolios, off-balance sheet liabilities and trading counterparty risks. The said limits are recorded in each entity's internal information system. The most important limits are reported to the Central Banking Risks Division.

Bank counterparties are subject to annual review by the National and International Risks Committee. For non-bank counterparties, each entity is required to report its total lending to the Central Banking Risks Division, with a breakdown by category of risk, if the accumulated exposure to a single counterparty (or group of related counterparties) exceeds the lower of 10% of tier one capital or EUR 100 million, and, regardless of the foregoing, its ten largest exposures. Financial disclosure on major non-bank counterparties, i.e. those on which the aggregate limits of Crédit Agricole S.A. and its subsidiaries exceed EUR 350 million or on which loans outstanding by Crédit Agricole S.A. and its subsidiaries exceed EUR 200 million, is regularly updated. These exposures are reported twice-yearly to the National and International Risks Committee.

At 31 December 2002, total risks on these major counterparties outstanding on the balance and off-balance sheets at Crédit Agricole S.A. and its subsidiaries amounted to approximately EUR 41 billion. These figures concerned approximately 100 groups, risk exposure to the ten largest of them totaling approximately EUR 12 billion.

Monitoring country risks

Country risk limits have been put in place for each country, and are revised either annually or on demand. Countries are rated via an internal system based on objective criteria, and in particular based on agency ratings and the size of the country's economy. Each Crédit Agricole S.A. subsidiary is responsible for setting its own limits within the framework of the risk strategy laid down by the National and International Risks Committee. Crédit Agricole S.A. and its subsidiaries' country risk limits and exposures are reported quarterly to the Central Banking Risks Division.

Monitoring the Regional Banks' major counterparty risks

These are monitored primarily via Crédit Agricole S.A. subsidiary Foncaris. At 31 December 2002, it guaranteed 50% of large exposures totaling EUR 6.8 billion held by the Regional Banks. Its commitments at that date totaled EUR 3.4 billion. Foncaris' ten largest exposures represented 40% of its total exposures.

Diversification of risks

Crédit Agricole S.A. and its subsidiaries seek to diversify their risks in order to limit their exposure to credit or counterparty risks in the event of default by a counterparty, sector of industry or country. They regularly monitor their total commitments (applying the methodologies described above, depending on type of exposure) by counterparty, transaction portfolio, economic sector, and country. Crédit Agricole S.A. and its subsidiaries have modified their accounting information systems to comply with the joint recommendations of the French Commission Bancaire and Commission des Opérations de Bourse on financial disclosure with respect to credit risks, published in February 2000. The analysis by "accounting" sector as laid down in the recommendation is presented in the notes to the financial statements.

Breakdown of risks by business sector

The two tables below analyse outstanding transactions by business sector with customers of Crédit Agricole S.A. and its consolidated subsidiaries.

Breakdown by business sector of Crédit Agricole S.A. and its consolidated subsidiaries' credit outstandings, at 31 December 2002

	In millions of euros	% of total
Financial sector (insurance, mutual funds, holding companies)	11,282	17.4
Private individuals	12,066	18.6
Central government and local authorities	3,992	6.1
Transport (aviation, shipping, others)	5,998	9.2
Trade, retailing	2,976	4.6
Energy, oil, gas	3,947	6.1
Real estate (property companies, property developers)	1,911	2.9
Agrifood	460	0.7
Construction, public works	1,214	1.9
Communications and media	913	1.4
Chemical and pharmaceutical industries	857	1.3
Steel, metallurgy	1,020	1.6
Vehicle and transportation equipment manufacturing	419	0.6
Electronics and electrical equipment	642	1.0
Aerospace	637	1.0
Commodities trading	1,039	1.6
Others and aggregated data	15,576	24.0
Total	**64,949**	**100.0**
Provisions	(2,408)	
Net balance sheet amount	**62,541**	

Economic sectors refer to aggregated sectors designated by the French APE (1) code or equivalent foreign classifications. Analysed credit outstandings are presented gross of guarantees and reserves.

(1) The APE code is attributed by INSEE (French statistical bureau) based on each company's core business.

There was little change in outstandings on government and financial institutions, representing approximately 20% of total exposures between 2001 and 2002 (-1.2%).
However, there has been a change within this sector between the two closing dates, with a decline in outstandings on central government and local authorities (especially in France, Spain and Japan), offset by increased exposure to financial institutions, especially to French ones (chiefly in the form of securities pledged and delivered), and to a lesser extent to Japanese institutions.

Breakdown by economic sector of off-balance sheet commercial commitments given to customers of Crédit Agricole S.A. and its consolidated subsidiaries, at 31 December 2002.

These risks mainly concern technical guarantees (bid, performance, return of down payment, etc.), documentary credits, undrawn portions of confirmed credit lines, back-up lines, stand-by letters of credit and securities pledged but not delivered.

(in millions of euros)

Private individuals	436
Energy, oil, gas	3,981
Agrifood, beverages	293
Vehicle and transportation equipment manufacturing	1,317
Aerospace	371
Chemical and pharmaceutical industries	957
Construction, public works	868
Electronics and electrical equipment	1,992
Commodities trading	927
Steel, metallurgy	1,139
Trade, retailing	1,552
Transport (aviation, shipping, others)	2,278
Property development	981
Press, publishing, media	452
Insurance and financial services	23,839
Government (central government and local authorities)	4,358
Others and aggregated data	9,988
Total	55,729

This breakdown concerns off-balance sheet commitments given to customers by CAI, representing 72.3% of total Crédit Agricole S.A. Group off-balance sheet commitments.

Limits are set for each economic sector in light of cyclical factors, depending on whether the risk profile is concentrated or deteriorating, e.g. the telecommunications sector (including equipment suppliers) or insurance companies.

Farming sector risks are limited by the diversification of commitments to different branches of the agricultural sector, the low level of commitments per unit, and by Crédit Agricole Group's thorough knowledge of this sector.

A large proportion of aerospace sector financing transactions are secured by export credit guarantees, and most net exposures are collateralised by mortgages on the aircraft concerned. Total net exposure of Crédit Agricole Indosuez to this sector at 31 December 2002 is approximately EUR 1.1 billion.

Breakdown of risks by type of customer

The two tables below show breakdown by type of customer of gross doubtful loans outstanding and provisions for customer transactions including leasing transactions. (See Note 2.1.1 for a description of the rules applied in classifying loans as doubtful, and the paragraph on Provisioning and recovery hereafter).

Crédit Agricole S.A. and its subsidiaries' breakdown of risks by type of customer

(in millions of euros)	31 December 2002		
	Gross credit outstanding	Doubtful loans outstanding	Provisions
Private individuals	13,689	839	627
Farmers	31	16	6
Other professionals	151	12	13
Finance companies	10,630	312	268
Business enterprises	33,971	2,345	1,378
Local authorities	5,084	84	46
Others	1,393	135	70
Leasing	6,863	227	200
Total outstanding	71,812	3,970	2,608

Crédit Agricole Group's breakdown of risks by type of customer

(in millions of euros)	31 December 2002		
	Gross credit outstanding	Doubtful loans outstanding	Provisions
Private individuals	101,241	2,857	1,893
Farmers	31,315	1,770	1,152
Other professionals	30,238	2,073	1,450
Finance companies	10,603	317	272
Business enterprises	79,026	5,279	3,550
Local authorities	22,307	120	63
Leasing	7,076	240	214
Total outstanding	281,806	12,656	8,594

Geographic breakdown of risks

Crédit Agricole S.A. and its subsidiaries' geographic breakdown of risks

(in millions of euros)	31 December 2002		
	Gross credit outstanding	Doubtful loans outstanding	Provisions
France (including overseas departments and territories)	30,801	1,376	986
Other European Economic Area (EEA) countries	13,332	352	210
Rest of Europe	4,715	501	466
North America	3,074	368	139
Central and South America	4,141	232	112
Africa and the Middle East	5,193	617	398
Asia and Pacific (excluding Japan)	4,651	524	297
Japan	5,905	0	0
Total outstanding	71,812	3,970	2,608

Crédit Agricole Group geographic breakdown of risks

(in millions of euros)	31 December 2002		
	Gross credit outstanding	Doubtful loans outstanding	Provisions
France (including overseas departments and territories)	239,027	10,025	6,947
Other European Economic Area (EEA) countries	14,441	387	232
Rest of Europe	5,302	503	468
North America	3,125	368	139
Central and South America	4,143	232	112
Africa and the Middle East	5,206	617	399
Asia and Pacific (excluding Japan)	4,655	524	297
Japan	5,907	0	0
Total outstanding	281,806	12,656	8,594

Crédit Agricole S.A. and its subsidiaries' lending to the Regional Banks

(in millions of euros)	31 December 2002						
	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total principal	Accrued interest	Total
Crédit Agricole internal transactions							
Current accounts	4,872				4,872	3	4,875
Advances and time deposits	21,410	34,598	46,143	42,657	144,808	70	144,878
Subordinated loans	11		200	15	226		226
Total	26,293	34,598	46,343	42,672	149,906	73	149,979
Provisions							(78)
Net balance sheet value							149,901

Provisioning and loan recovery

Provisions are set aside either when incidents occur or preventively, in the course of loan book review procedures. Loans are downgraded to doubtful status when payments are in arrears of over 3 months; these rules also apply for all loans, performing or otherwise, whose full or partial recovery is sufficiently uncertain to require setting up a provision.

Provisions are set aside on all doubtful loans after review of the counterparty's assets and liabilities, on a case-by-case basis, together with guarantees given to the bank, as well as in light of various possible future scenarios (including liquidation or continuation of business accompanied by restructuring).

In addition, country-risk provisions are set aside after analysis of the types of transaction concerned, the residual life of commitments, their category (loans, securities, or trading products), and the creditworthiness of the country.

The loan recovery function is decentralised to operating units, with each entity being responsible for recovering its own loans. Under the current organisation, the procedure is run by a specialised unit in order to disconnect this function from the originating unit responsible for the business relationship. When more than one Crédit Agricole S.A. subsidiary has an interest in a loan, the lead entity takes responsibility for managing recovery procedures, in consultation with the other subsidiaries concerned. When a Regional Bank is involved, legal counsel from Crédit Agricole S.A. and its subsidiary Foncaris generally act in conjunction with the lead entity concerned to coordinate loan recovery proceedings.

The charts below outline the amounts booked under gross doubtful loans and provisions to customers and leasing transactions for the financial periods indicated.

Crédit Agricole S.A. Group gross doubtful loans and provisions to customers and leasing transactions

(in millions of euros)	31 December 2002	31 December 2001	31 December 2000
Gross customer outstandings (including leasing transactions)	71,812	79,299	72,172
Doubtful loans	3,970	4,650	4,236
Provisions	2,608	3,049	3,035
Ratio of doubtful loans to gross outstandings	5.5%	5.9%	5.9%
Ratio of provisions to doubtful loans	65.7%	65.6%	71.6%

Crédit Agricole Group gross doubtful loans and provisions to customers and leasing transactions

(in millions of euros)	31 December 2002	31 December 2001	31 December 2000
Gross customer outstandings (including leasing transactions)	281,806	278,187	262,991
Doubtful loans	12,656	13,672	13,468
Provisions	8,594	9,130	9,219
Ratio of doubtful loans to gross outstandings	4.5%	4.9%	5.1%
Ratio of provisions to doubtful loans	67.9%	66.8%	68.5%

» Market risks

The prime source of market risks within this perimeter concerns arbitrage activities and the taking of directional positions by Crédit Agricole S.A. Group trading desks. The most significant portion of these risks lies with securities trading portfolios, which are carried in the balance sheet. In practice, market risks entail a risk of variation in one or more vectors, e.g.: interest rates, securities representing ownership of physical assets, exchange rate parities, a yield-linked premium paid on bond issues, commodity or bullion prices, price volatility and so forth. Market risk is managed among others by anticipating an instantaneous variation in the value of a portfolio resulting from the above risks, but to the exclusion of other types of risk such as credit or portfolio risk. Portfolios whose value cannot be measured instantaneously are not included in the calculation base. Crédit Agricole S.A. Group has developed methodologies for identifying and measuring risk in order to manage its market risk exposure. It has done so by setting ceilings on risks for each entity and each source risk, and by instituting a monitoring system to enforce compliance with all relevant rules.

Procedures for accepting and monitoring market risks

Crédit Agricole S.A. Group manages its market risks through a multi-tier system, comprising:

- the Central Banking Risks Division, which exercises overall control over market risks for Crédit Agricole S.A. Group, with responsibility for alerting and informing the general management as necessary;
- the Central Banking Risks Division works through the risk management division inside each Group operating entity, the latter being responsible for exercising first level control over market risks;
- for entities that are sufficiently large, e.g. Crédit Agricole Indosuez, the Central Banking Risks Division operates through decentralised risk control teams.

Crédit Agricole S.A. has established global market risk limits for each of its entities. These limits are revised annually by risk factor (interest rate, equity price, exchange rate, commodity prices) and, where appropriate, by product line or geographic zone. These are expressed either in terms of value at risk (VAR) according to a specified confidence interval, or else in terms of position indicators (e.g. sensitivity or nominal amounts) or other indicators deemed to be relevant. These limits are fixed within each entity's decision-making body before being validated by Crédit Agricole S.A.'s National and International Risks Committee. The amount of these limits is based on the type of activity and its annual budget so as to set an authorised risk level according to expected profitability.

Any change in the method of calculating an indicator used to set limits entails a change in the said limits. In addition, a stop-loss limit is also set. This is expressed as a percentage of the budgeted gain (net banking income or gross operating income). In a typical instance, a limit request is considered in the first place by the trading activities front office in the subsidiary concerned. The request is then reviewed by the subsidiary's risk management unit, which then passes it on, with a formal opinion stating full reasons, to the relevant decision-making body and to the Central Banking Risks Division.

The entity's decision-making body then submits a recommendation to the National and International Risks Committee. When a Crédit Agricole S.A. division is concerned, the limit request is transmitted to the Central Banking Risks Division, which issues a formal opinion stating full reasons for submission to the Chairman and Vice-Chairman of the National and International Risks Committee. The request is submitted by the head of market risks in the entity concerned.

Primary responsibility for monitoring global limits lies with each entity carrying market risks, regardless of whether this is a subsidiary, an affiliate with subsidiary status, or an operating division of Crédit Agricole S.A. The three-tier control system comprises front office, back office, and a specialised market risks control unit. Centralised monitoring is provided via reports transmitted by each individual entity's risk control unit. These reports are submitted to the Central Banking Risks Division, which processes the data to produce historical time series, aggregations, analyses, etc. The results are then communicated to the general management of Crédit Agricole S.A. in a quarterly presentation to the National and

International Risks Committee. This committee reviews the overall market risk position, utilisation of limits, significant past and current breaches of limits, and the analysis of net banking income with respect to risks incurred. The Central Banking Risks Division performs a similar task via the report on internal controls. This report is communicated to the Group's Internal Control Department, which in turn reports half-yearly to the Board of Directors of Crédit Agricole S.A.

In addition, alert procedures have been put in place. These are triggered, notably, when 80% of a specific limit has been reached or when an identical threshold of a global stop-loss limit or global VAR limit has been breached. Each entity's trading risks control unit is also required to notify the Central Banking Risks Division at the earliest opportunity whenever a major event concerning the utilisation of limits or market developments has been identified.

Market risk measurement methodology

An operational measurement based on position indicators

Interest rate and currency risks are measured in the first place by position indicators. Interest rate risk is broken down into its main components. Specific calculations are applied to directional risk (arising from a parallel translation of the yield curve), to yield curve distortion risk, and to the risk of interest rate differentials arising between different instruments. With respect to currency risk, firm positions are expressed on the basis of a net nominal amount for each currency.

Global measurement of VAR

Interest rate and currency risks are further analysed using VAR techniques. This procedure uses a statistical approach to market behaviour and correlation factors actually observed in various markets based on historical data covering approximately five years. Crédit Agricole S.A. Group applies a 99% confidence interval and a 10-day time frame.

This model is back-tested by daily comparisons of daily results with the theoretical value at risk the previous day, in order to confirm the suitability of the methods used to measure market risks.

This approach is backed up by the use of "stress scenarios" to simulate extreme market conditions and historically observed crisis situations.

Additionally, "worst-case scenarios" are applied to derivatives and bond positions, i.e.:

- risks on interest rate and currency option portfolios are managed via models incorporating a range of scenarios implying adverse trends in the price of the underlying assets and volatilities. These risks are measured by means of "worst-case scenarios" based on the same confidence interval as described above. Risks are also calculated according to historical VAR over a 10-day time frame, with a 99% confidence interval;
- risks relating to equity and derivative portfolios are measured by means of a VAR derived from adverse price scenarios relating to the underlying assets and volatilities over appropriate time frames for the liquidity of each market. The selected approach measures the "general" risk reflecting market price trends together with a measurement of "individual" risk arising in connection with trends in the share price of companies considered individually;
- the risk of change in issuer spreads, or in the profit margin on an individual debt security affects the bond positions recorded in trading books and in the credit derivatives book. This risk is measured via a potential loss approach based on historical spread variations for each issuer rating notch. Here again, change scenarios have been defined over a 10-day time frame, with a 99% confidence interval. These cover general risk (i.e. a general market trend with regard to spreads), and individual risk (a change in the spread on an individual issuer);
- commodity risks are evaluated on an overall value at risk basis corresponding to a worst-case value at risk scenario by commodity family. This scenario considers fluctuations in the price of three standard deviations and volatility assumptions according to maturity date. This method is supplemented by measuring the risk of mismatch between underlying assets and maturity dates.

Crédit Agricole S.A. Group market risks exposure

The table below presents the exposure of Crédit Agricole S.A. Group to market risks at 31 December 2002. Each aggregate represents VAR for an individual source of risk calculated as per the methods described above.

Each value is derived by simple summation of the indicators communicated by each consolidated entity, ignoring any possible mismatch between entities for each source of risk.

Aggregate value at risk for the Group, allowing for correlation of risks within its entities, amounted to EUR 82.1 million at 31 December 2002, with a 99% confidence interval and a 10-day time frame; it amounted to EUR 26.0 million over a 1-day time frame.

Trading activities

(in millions of euros)	1 January - 31 December 2002			31/12/02	31/12/01
	Minimum	Maximum	Mean		
Interest rate risk – firm positions	15.3	48.1	25.7	23.0	48.1
Interest rate option risk	7.7	17.4	10.8	7.7	17.4
Issuer spread risk	52.7	87.3	73.1	57.0	75.4
Currency risk - firm positions	1.5	5.4	2.5	1.5	2.7
Currency options risk	1.1	4.1	2.2	4.1	1.1
Equity and related derivatives risk	20.3	46.5	29.5	34.6	46.5
Commodity risk	1.9	5.1	3.2	2.7	3.0
Structured finance risk	4.7	11.9	7.3	5.2	9.8

» Operational risks

Like all banks, the Crédit Agricole S.A. Group faces a range of operational risks liable to affect quality of service to customers, earnings or balance sheet. The various types of operational risks arise in connection with, among others, distribution or transactions processing procedures, information systems default or unforeseen interruption of some activity or other.

Current circumstances are conducive to rising operational risks. This applies both to the economic sphere, with increasingly sophisticated products, growing competitive pressure on basic services, IT systems mergers and migrations; in the legal and social spheres, with radical shifts in societal values, proliferating liability litigation by customers, terrorism, and cybercrime; and to the regulatory and prudential spheres, with the McDonough and IASC reforms.

Crédit Agricole S.A. Group is therefore obliged to continue improving its operational risks monitoring and management systems.

As part of the Crédit Agricole Group's drive to adapt to the reformed solvency ratio, two years ago Crédit Agricole S.A.'s Central Banking Risks Division embarked on a programme aimed at deploying, by 2006, a dedicated system for the analysis and management of operational risks, comparable to the existing system for market and credit risks. This set-up also provides for the progressive deployment in all Group entities of:

- an operational risk management function independent of the different business lines,
- a system of delegations and limits,
- a procedure for collecting and compiling historical data on incidents and losses arising from operational risks,

- methods and tools for the evaluation of operational risks and the calculation of economic and regulatory capital,
- management methods geared to the nature and scale of operational risks (risk prevention, attenuation and financing),
- an operational risks monitoring and reporting system.

This mechanism was designed, tested and approved in a Regional Bank in 2002 on the Group's behalf, and is currently undergoing preliminary roll-out in two Crédit Agricole S.A. subsidiaries and in three other Regional Banks. Its functions and timetable for deployment (2004-2005) in the other Regional Banks and main Crédit Agricole S.A. Group entities were recently approved by the National and International Risks Committee.

Already the system has yielded tangible benefits and is proving profitable for the entities in which it is now operational:
- the participatory, progressive approach adopted played a powerful role in motivating and empowering personnel concerned;
- considerable room was found for improvement in credit activities, where it was shown that a significant portion of risk-related costs stemmed from the occurrence of operational risks;
- the system's key deliverables (activity charts, risk mapping, etc.) have paved the way for improvements in terms of quality, security and productivity. In some cases even, they have helped streamline processes, reallocate control resources in accordance with the scale of risks; they have also led to implementation of business continuity plans for strategic processes (where an operational risk of prolonged service interruption would be intolerable), and, finally, to the definition and implementation of a pro-active insurance policy.

» Other risks

Accounting is another potential source of financial and image risk. The Accounting and Consolidation Division has been attached to the Central "Financial Management and Accounting" Division, itself part of the "Finance and Risks" segment, reflecting the Group's decision to provide the accounting function with a system to protect against its own inherent risks.

To avoid the emergence of situations liable to give rise to risks, a process has been put in place to ensure for each consolidated entity the quality and confidentiality of financial information.

This process comprises:
- an information system with an audit trail,
- compatible accounting principles and charts applicable to all Group entities and for each business line,
- a single manual for the preparation of consolidated financial statements,
- and book-keeping, security, custody and control procedures.

The accounting and regulatory system form a coherent whole, consisting of fully-compatible inter-linked components, permitting upwards and downwards vertical audit trails. Procedures now in place check the security and operational continuity of all new information systems modules deployed and, periodically, for existing modules.

Accounting principles applicable to the Group are formulated by Crédit Agricole S.A. and then introduced Groupwide. The teams responsible for defining these principles, then implementing them in the accounting manuals, play an active role in the French accounting profession's research and decision-making bodies. Compliance with these principles is enforced when verifying accounting data.

Accounting data are verified internally via a multi-stage process which notably comprises daily controls, monthly analyses, spot checks, reporting by decentralised accounting departments, and monitoring of indicators covering a population of accounts identified as sensitive.

Procedures used to prepare the financial statements of consolidated companies satisfy the same criteria, and these accounts are verified prior to consolidation in the financial statements of the Crédit Agricole S.A. Group. In addition, the financial statements of the Regional Banks are subject to prior vetting by Crédit Agricole S.A. in its capacity as central body.

The resulting consolidated financial statements are audited on the basis of supporting documents and verified to ensure consistency.

Accounting quality control procedures are further backed up by inspections carried out by the Control and Audit Department, the statutory auditors, and the banking supervisors.

» Insurance and coverage of issuer-related risks

Crédit Agricole S.A. has set two priorities with respect to the coverage of operating risks:

- to consolidate and harmonise its policy of risk transfer with regard to personnel (directors, officers and employees) and physical assets (buildings and information systems),
- to diversify its insurance cover according to the needs of each business line in terms of professional and fraud liability cover, in particular through increased deductibles for each business line, backed up by tougher preventive measures.

Concerning the first priority, Crédit Agricole S.A. has taken out global D & O liability cover with AIG for the directors and officers of Crédit Agricole S.A. Group. Regarding insurance against damage to operating assets (buildings and information systems), an expert appraisal was carried out in 2002 to evaluate levels of guarantees on these operating assets. Harmonised covers have been put in place, with Groupama and Chubb as lead insurers. Guarantees are capped at EUR 370 million. As an extension to this policy, Crédit Agricole S.A. has taken out cover with ACE for consequential loss caused by damage to physical property.

Concerning the second priority, Crédit Agricole S.A. has emphasised the need to introduce differentiated caps on cover and deductibles depending on the line of business, in order to align policy on insurance with the recommendations of the Basle Committee. The aim, here, is to place responsibility for protecting their activities more squarely on the heads of each business line, and to enable insurers to assess more accurately the quality of Crédit Agricole S.A. Group's operational risks. The lead insurance companies for professional and fraud liability covers are AIG, AXA and Chubb. Crédit Agricole S.A. Group's professional liability guarantees was capped at EUR 130 million for 2002.

» Structural financial risks

Financial risks are consolidated and managed by the Crédit Agricole S.A. Group: these risks are located both at the level of Crédit Agricole S.A. parent company, by virtue of its role in the structure of financial relations with the Regional Banks, and at the level of its subsidiaries.

In order to manage its financial ratios optimally, most financial risks are concentrated on Crédit Agricole S.A. via a system of interest rate and liquidity matching.

Consequently, Crédit Agricole is a very coherent Group from a financial viewpoint, with limited dissemination of financial risks.

Under the chairmanship of the Chief Executive Officer, Crédit Agricole's Assets and Liabilities Committee reviews the following on a quarterly basis:

- global interest rate management policy, setting risk limits for the Group and for the subsidiaries. It also guides business policy so as to match the duration and interest rate characteristics of the Group's deposits and lending effectively;
- short and medium-term funding policy in line with changes in liquidity risks;
- changes in lending to subsidiaries;
- structural and operational exchange rate positions and changes in those positions.

Global interest rate risk

Shifts in interest rates entail an interest rate risk for entities carrying a fixed or variable-rate receivable or debt. For balance sheet and off-balance sheet items, differences in duration and type of interest-rate are identified in the form of maturity mismatch schedules. The methods used to calculate these mismatches are analysed to ensure data are comparable and that they are aggregated at Group level.

The limits put in place at Group level and for each subsidiary set caps on these mismatches and hence on the resulting global interest rate risk.

The liabilities side of Crédit Agricole S.A.'s balance sheet records the deposits taken by all of the Regional Banks, with the exception of demand and time deposits. 50% of this amount is made available to the Regional Banks through "mirror advances." Crédit Agricole S.A. uses the remainder to fund 50% of the Regional Banks' medium and long-term lending (savings-advance mechanism).

Crédit Agricole S.A. utilises balance sheet instruments such as bonds, etc., and off-balance sheet instruments such as interest-rate swaps, to cover the resulting interest rate risks.

Due to the nature of their businesses, certain subsidiaries such as CAI, Sofinco, Ucabail, Lukas and EFL incur a global interest rate risk, which requires the setting of limits. Their positions are periodically consolidated at Crédit Agricole S.A. level and are presented to the Assets and Liabilities Committee.

At 31 December 2002, the risk of loss for 2003 in case of an adverse change in interest rates of 1% would represent less than 1% of prudential capital.

At 31 December 2002, the cumulative, undiscounted risk of loss for the next ten years in case of an adverse change in interest rates of 1% would represent less than 10% of prudential capital.

Liquidity risk

Like all credit institutions, Crédit Agricole S.A. and its subsidiaries are at risk of lacking sufficient funds to honor their commitments at the due date. This risk may materialise, for example, in the event of massive withdrawals from customer passbook accounts, or a crisis of confidence or general shortage of liquidity in the market. Liquidity risk is managed by:

- measuring this risk by analysing amortisation of the bank's funding and lending in light of their contractual or modeled repayment schedules, in order to identify amounts payable across a range of maturity dates, which vary over time; and
- matching the shortest-term resources to liquid assets.

Crédit Agricole S.A. manages global liquidity for the Crédit Agricole Group as a whole via the latter's internal financial organisation, i.e.:

- 50% of the Regional Banks' medium and long-term lending are funded by advances from Crédit Agricole S.A., while Crédit Agricole S.A. centralises medium and long-term savings. The Regional Banks thus incur no liquidity risk on the portion of the savings-advance mechanism managed by Crédit Agricole S.A;
- funding surpluses and shortfalls arising from the Regional Banks' money market transactions are transferred to the books of Crédit Agricole S.A., which manages the resulting liquidity risk.

Similarly, Crédit Agricole S.A. matches the Group subsidiaries' liquidity requirements. Crédit Agricole S.A.'s commitments to its subsidiaries in this respect are formalised in refinancing agreements.

This system allows Crédit Agricole S.A. to manage its liquidity risk and comply with the prudential rules on liquidity. The liquidity ratio corresponds to the ratio between cash and short-term assets on the one hand, and short-term liabilities on the other. This is calculated on a monthly basis, the minimum threshold being 100%. It includes prudential capital and is not consolidated. At 31 December 2002, Crédit Agricole S.A.'s liquidity ratio was 167% (versus 121% at 31 December 2001).

Moreover, Crédit Agricole S.A. completes its long-term funding requirements via its Euro Medium Term Notes (EMTN) program, issuing EUR 1.8 billion in 2002.

In addition, the European Investment Bank (EIB) provides long-term funding to finance Group lending eligible under that institution's criteria.

In 2002, the Group received a EUR 200 million loan from the EIB, enabling it to fund small local government infrastructure projects in regional development zones.

Currency risk

Given the financial structure of the Crédit Agricole Group, the Regional Banks match their foreign currency assets and liabilities through Crédit Agricole S.A., thus immunising themselves from currency risk.

Crédit Agricole Indosuez takes operational foreign exchange positions in its currency trading activities. The limits on these positions are set and controlled by the Central Banking Risks Division of Crédit Agricole S.A. The capital requirement of Crédit Agricole Indosuez in respect of its operational currency risk amounted to EUR 93 million at 31 December 2002 (versus EUR 56 million one year earlier).

The capital requirement at the Crédit Agricole S.A. Group's level totaled EUR 94.7 million at 31 December 2002, compared with 75 million at 31 December 2001.

Overall, Crédit Agricole S.A. consolidates all currency positions generated by the various activities of the Crédit Agricole Group and manages the resulting net position.

Moreover, Crédit Agricole S.A. and Crédit Agricole Indosuez carry the bulk of the structural currency risk arising from foreign affiliates or the capital funds allocated to foreign branches. The prudential structural foreign exchange exposure of the Crédit Agricole S.A. Group at 31 December 2002 was EUR 0.9 billion (compared with EUR 1.8 billion at 31 December 2001). This substantial decline in exposure was due to disposal of the equity interest in Bradesco (-EUR 0.3 billion) and to partial hedging of exposures to the dollar, the yen and the zloty (EUR 0.5 billion).

The residual downside risk in the euro parity versus the currencies of subsidiaries and affiliates is concentrated:

- on Crédit Agricole Indosuez's dollar position (EUR 0.5 billion);
- the balance (EUR 0.4 billion) spread across thirty or so currencies.

• Crédit Agricole S.A. Group staff policy

Staff numbers used in compiling this report refer to employees on the payroll of French companies fully-consolidated by Crédit Agricole S.A. at 31 December 2002.

» A well-balanced work force

Total work force in France
at 31 December 2002
Breakdown by gender

Number	Male	Female	Total
Employees on permanent contract, working	5,640	6,026	11,666
Employees on permanent contract, on paid leave	306	464	770
Including employees on permanent contract on voluntary pre-retirement leave	*209*	*262*	*471*
Employees on fixed-term contract	144	246	390
Total employees	**6,090**	**6,736**	**12,826**

Crédit Agricole S.A. Group employs 12,826 staff in France, of whom 53% are female and 47% male. Of the employees currently working, 11,666 are on permanent contract and 390 are on fixed-term contract.

Temporary personnel represent 1.3% of the permanent-contract population currently working, or an average of 147 staff over the year.

Recourse to staff reinforcements (i.e. fixed-term contract and substitute personnel) represent 4.6% of total employees.

Over 61% of the 770 employees on paid leave are on voluntary pre-retirement leave. The remaining 39% are on paid leave for other reasons, including parental leave, personal reasons, individual training leave, long-term sick leave, etc.

The average age of employees currently working
at 31 December 2002


Female
Male
Average age:
Female 40 years 1 month
Male 40 years 7 months
≥ 60 years
55/59 years
50/54 years
45/49 years
40/44 years
35/39 years
30/34 years
25/29 years
< 25 years
-1,500
-1,000
-500
0
500
1,000
1,500

The average age of employees currently working at 31 December 2002 is slightly over 40.

» A highly-qualified work force

62% of employees currently working are executive grade personnel. Women account for 39% of executive grade personnel.
Average length of employment in the Group: 12.5 years.

» Dynamic career management

More than 1,800 job moves inside the Group were recorded in 2002, concerning more than 15% employees currently working.

Recruitment

Number	Executive	Non-executive	Total
Recruitment on permanent contract	496	201	697
Conversion from fixed-term to permanent contract	41	204	245
Total new permanent-contract employees	537	405	942
Recruitment on fixed-term contract	82	523	605

Out of a total 1,547 recruitments, 942 people were recruited on permanent contracts (NB: more than a quarter of fixed-term contracts were converted to permanent contracts).
Given the level of qualifications required by the Group's businesses, most staff recruited already have a first work experience and the majority are recruited at executive grade.

Job mobility

There were nearly 900 transfers within or between Group units in 2002.
Approximately 10% of currently working personnel changed their grade in 2002.

Departures

Reason	Number
Resignation	330
Retirement / Pre-retirement	191
Dismissals	204
Redundancies	106
Termination during trial period	23
Death	14
Total	868

The departure rate was 7.4%.

External growth operations in Corporate and Investment Banking necessitating business reorganisation entailed a number of redundancies. Restructuring of the CPR group following its integration into Crédit Agricole S.A.'s business segments resulted in the closure of its SP Finance subsidiary on 31 October 2002, and of Banque CPR, scheduled for 30 June 2003. The resulting redundancies were accompanied by severance packages, as part of a job preservation plan for Banque CPR announced on 17 June 2002, and a collective plan for SP Finance signed on 20 August 2002.
Since this plan was announced, 30% of the staff concerned have been reassigned elsewhere in Crédit Agricole S.A.

Employment and integration of workers with disabilities

Some 132 workers with disabilities, or 1% of permanent-contract employees currently working, were working at Crédit Agricole S.A. on 31 December 2002. Crédit Agricole S.A. also employs workers with disabilities through special workshops for the disabled.

Training

Crédit Agricole S.A. spends between 3-6% of its total wage bill on training, depending on the sector of activity.
In 2002, 8,599 employees, or more than 73% of employees on permanent contract, received training, representing 260,000 hours of training in all.

Breakdown of training hours by subject matter

Subject matter	Training hours	Share of total training hours
Understanding the Crédit Agricole S.A. Group	12,343	4.7%
Management	26,436	10.2%
Business line-related training	116,506	44.8%
Information systems, office automation and new information technologies	53,246	20.5%
Foreign languages	51,483	19.8%
Total	260,014	100.0%

(98% of the scope of consolidation in France)

» Adjusting working hours to each business line

All Group companies applied the 35-hour working week in 2002, mainly via an annualised reduction in working hours involving additional rest days.

44% of the work force, including 12% of executive grade personnel, opted for a scheme where working time is expressed in hours. Meanwhile, 88% of executive grade personnel opted for the scheme where working time is expressed in days, or are "off-scheme".

Breakdown of permanent-contract staff working
at 31 December 2002, by type of work organisation

	Executive	%	Non-exec.	%	Total	%
Working time expressed in hours	856	12%	4,061	100%	4,917	44%
Working time expressed in days	6,304	88%	0	0%	6,304	56%
Total	7,160	100%	4,061	100%	11,221	100%

(96% of the scope of consolidation in France)

813 people work part time, of which 95% are female (executive and non-executive staff).

Number of permanent-contract employees working part time
at 31 December 2002

	Executive		Non-executive		Total
% time worked	Male	Female	Male	Female	
< 50%	2	2	0	0	4
≥ 50% and < 80%	8	41	8	86	143
≥ 80%	17	270	3	376	666
Total	27	313	11	462	813

(96% of the scope of consolidation in France)

Overtime is relatively rare, totalling 22,940 hours* and mainly concerning non-executive grade personnel.
** 92% of the scope of consolidation in France*

» Employment terms are in line with industry standards

Compensation

The total average annual salary paid to employees currently working in 2002 was EUR 55,128.
The average base monthly salary at 31 December 2002 for non-executive grade personnel was rather equivalent for male and female employees and amounted to EUR 2,157 for men and EUR 2,147 for women.
The average base monthly salary for executive grade personnel was EUR 4,870 for men and EUR 3,780 for women. The main reason for the difference is the smaller percentage of women in senior management and executive positions.

Collective performance-linked compensation paid in 2002 in respect of 2001

	Number of beneficiaries	Average amount
Employee profit sharing	13,776	3,615
Incentive scheme	13,049	2,882
Employer's contribution to the employee savings scheme	5,207	897

While average payments made in respect of employee profit sharing, incentive schemes and employer's contribution to the employee savings scheme were fairly high, the actual payments varied according to the type of activity and results of each company.

Concerning incentive schemes, the general preference is to give employees a stake in both the overall performance of the Group and the performance of the activity to which they contribute.

Social security contributions

The rate for social security contributions for 2002, namely 53% of the total wage bill, reflects the effort made by Crédit Agricole S.A. in terms of additional health care and retirement pension contributions.

Staff benefits

In addition to the banking benefits commonly extended to employees in this sector, staff benefits managed by the employer or by works councils represent slightly over 3% of the total wage bill. A substantial percentage of this amount is devoted to staff meals, especially in the Paris region.

Analysis of spending on staff benefits

by type of benefit


Others (transport, housing aid, etc.)
13%
35%
Staff meals
32%
Sports, leisure and cultural activities
20%
Child care

(97% of the scope of consolidation in France)

Safety at work

	Executives	Non-executives	Total
Number of accidents at work	49	72	121
Not entailing sick leave	25	40	65
Entailing sick leave	24	32	56
Number of commuting injuries	56	62	118
Not entailing sick leave	33	25	58
Entailing sick leave	23	37	60
Total	105	134	239

(93% of the scope of consolidation in France)

There were 116 commuting injuries or accidents at work giving rise to sick leave of 5 weeks average duration. None of these accidents was fatal.

Data show that commuting injuries are frequently more serious than those caused by accidents at work.

Absenteeism

Number of working days missed	Executives	Non-executives	Total	%
Sick leave	30,641	51,856	82,497	53%
Accident at work or commuting injuries	1,349	1,656	3,005	2%
Maternity/paternity leave	16,593	23,602	40,195	26%
Authorised leave (family events, infant-care, home removal, etc.)	15,021	14,189	29,210	19%
Total	63,604	91,303	154,907	100%

(93% of the scope of consolidation in France)

The absenteeism rate, other than for training, was 6% in 2002: more than half were absent for reasons of ill-health, more than a quarter for maternity or paternity leave, and 19% for other reasons (family events, marriage, care for sick children, infant-care, etc.).

Sub-contracting

Apart from performing services not directly connected with their activities and businesses (e.g. staff meals, cleaning, building security services, etc.), Crédit Agricole S.A. companies utilise subcontractors for a range of purposes, i.e.:

- for the application of certain techniques requiring specialised skills not available internally (information systems development and maintenance, electronic payments processing security, etc.);
- and/or for logistics activities for optimum quality/cost efficiency.

Rules of good practice regarding the utilisation of subcontractors have been formulated and circulated to operating personnel with a view to the most effective allocation of resources required for the performance of certain missions or services, and to ensuring maximum security in these activities.

Outside France, responsibility for the utilisation of subcontractors lies with the head of each unit, who is required to comply with local law and the terms of International Labour Organisation (ILO) conventions.

» Pro-active staff-management dialogue

In addition to the staff-management dialogue carried on within the framework of the Crédit Agricole Group Works Council, each company organises its own channels for discussion and consultation, ensuring that dialogue is as closely related as possible to day-to-day operations.

The elected bodies are consulted on developments in each business line, in keeping with their remit. Works councils have had occasion to discuss several plans regarding the reorganisation of activities or to accompany structural changes.

Negotiations have resulted in the signing of 53 company-wide agreements in various Crédit Agricole S.A. entities.

In addition to seven pay agreements, 45% of the agreements signed in 2002 concerned employee savings schemes, notably designed to allow for Crédit Agricole S.A.'s stock market flotation and give employees a direct stake in the performance of the company through the various employee incentive and company savings plans.

The issue of working hours was widely debated in 2000 and 2001, and was the subject of additional negotiations in 2002, notably aimed at creating a framework for persons on stand-by duty and for work performed outside of normal working hours. Finally, several companies signed agreements relating to the issuing of computers to personnel.

Union representation in companies employing more than 300 people


4% Others
CGT 14%
28% CFDT
CFTC 11%
FO 18%
25% CGC

All companies or work places employing more than 300 people have several trade union sections.

Union representation in companies employing from 50 to 300 people


CGT 18%
28% CFDT
CFTC 18%
FO 12%
24% CGC

80% of companies employing from 50 to 300 people have one or more trade union sections.

• Crédit Agricole S.A. Group's environmental policy

As service companies whose business is to design and market financial products and services, Crédit Agricole S.A. Group companies are less concerned than industrial companies by the impact of their activities on the environment and the risks they pose to the environment.
As a result, they have not embarked on any environmental evaluation or certification programmes, as they are not relevant to their businesses.

Crédit Agricole S.A. did, however, set up a sustainable development* co-ordinating mission in 2002. Among its aims are building awareness in Group companies of sustainable development programmes, identifying action being taken to protect the environment and suggesting improvements, and communicating with Crédit Agricole S.A.'s various target publics on this theme.

** Crédit Agricole's policy on sustainable development is discussed on page 52 of this document.*

Consolidated financial statements

Contents

»Crédit Agricole S.A. consolidated balance sheets

Assets (in millions of euros)	Notes	31/12/2002	31/12/2001	31/12/2001 pro forma	31/12/2000	31/12/2000 pro forma
Cash, money market and interbank items		107,799	92,874	92,048	99,511	98,883
Cash, due from central banks and French postal system		9,706	3,660	3,660	2,987	2, 987
Treasury bills and similar items	5, 5.1, 5.2 and 5.3	30,955	25,121	25,121	28,428	28,428
Due from banks	3 and 3.1	67,138	64,093	63,267	68,096	67,468
Crédit Agricole internal transactions	3	149,901	141,630	141,630	146,973	146,980
Customer-related items	4, 4.1, 4.2 and 4.3	62,541	69,765	69,765	63,208	63,267
Lease financing	4, 4.1, 4.2, 4.3 and 4.4	6,663	6,485	6,486	5,929	5,930
Securities		48,014	58,629	58,629	54,259	54,273
Bonds and other fixed-income securities	5, 5.1, 5.2 and 5.3	31,564	36,349	36,349	29,327	29,326
Shares and other variable-income securities	5 and 5.1	16,450	22,280	22,280	24,932	24,947
Insurance companies' investments	38.1	84,905	79 390	79,390	71,671	72,085
Re-insurers' share in technical reserves	38.3	144	101	101	55	91
Investments, bank premises and equipment		17,311	16,102	15,978	8,983	14,903
Investments, including investments in unconsolidated subsidiaries and other long-term equity investments	6, 6.1 and 9	4,520	3,592	3,589	4,059	3,982
Investments in equity affiliates	7	11,420	10,823	10,702	3,250	9,247
Intangible assets, bank premises and equipment	8 and 9	1,371	1,687	1,687	1,674	1,674
Goodwill	12	1,652	1,895	1,928	1,305	1,492
Other assets, sundry accounts and prepaid expenses		26,788	28,196	28,491	28,599	29,013
Other assets	10	16,979	16,755	16,755	18,083	18,105
Other assets related to insurance activities	38.2	641	532	532	314	422
Sundry accounts and prepaid expenses	10	9,168	10,909	11,204	10,202	10,486
Total assets		505,718	495,067	494,446	480,493	486,917

Liabilities and shareholders' equity (in millions of euros)	Notes	31/12/2002	31/12/2001	31/12/2001 pro forma	31/12/2000	31/12/2000 pro forma
Money market and interbank items		70,477	70,305	70,305	73,228	76,564
Due to central banks and current accounts with French postal system	13	13	21	21	13	13
Due to banks		70,464	70,284	70,284	73,215	76,551
Crédit Agricole internal transactions	13	18,943	24,053	24,053	27,050	27,050
Customer-related items		205,087	200,681	200,681	191,536	191,535
Special savings schemes	14, 14.1 and 14.2	143,701	138,221	138,221	136,886	136,887
Other accounts	14, 14.1 and 14.2	61,386	62,460	62,460	54,650	54,648
Debts represented by a security	15 and 15.1	58,257	57,562	57,562	55,642	55,642
Insurance companies' technical reserves	38.3	84,154	77,687	77,687	70,386	70,814
Other liabilities, sundry accounts and unearned income		39,232	34,542	34,153	36,100	36,021
Other liabilities	16	23,087	21,508	21,347	24,191	24,076
Other liabilities related to insurance activities	38.4	481	377	377	285	313
Sundry accounts and unearned income	16	15,664	12,657	12,429	11,624	11,632
Reserves and subordinated debt		12,136	12,837	12,831	9,023	12,275
General reserves for expenses and losses	17	2,391	3,263	3,257	2,824	3,021
Subordinated debt	19	9,745	9,574	9,574	6,199	9,254
Fund for General Banking Risks	18	1,618	1,716	1,716	2,583	2,583
Minority interests	20	383	690	689	3,200	938
Consolidated shareholders' equity	20	15,431	14,994	14,769	11,745	13,495
Share capital		2,904	2,911	2,911	2,241	2,426
Additional paid-in capital		6,516	6,516	6,516	4,296	6,529
Government investment grants		121	112	112	84	84
Consolidated reserves and retained earnings		4,826	4,388	3,762	4,152	3,065
Net income for the year		1,064	1,067	1,468	972	1,391
Total liabilities and shareholders' equity		505,718	495,067	494,446	480,493	486,917

» Crédit Agricole S.A. consolidated statements of off-balance sheet commitments

(in millions of euros)	Notes	31/12/2002	31/12/2001	31/12/2001 pro forma	31/12/2000	31/12/2000 pro forma
Guarantees and commitments given		96,124	71,326	71,321	75,107	75,516
Financing commitments given	23	43,051	38,976	38,976	38,592	38,981
Financing commitments to banks and credit institutions		5,020	2,876	2,876	2,338	2,318
Commitments to Crédit Agricole entities		1,065	1,337	1,337	1,740	1,740
Commitments to customers		36,966	34,763	34,763	34,514	34,923
Guarantees given	23	50,255	29,097	29,091	31,317	31,317
Guarantees to banks and credit institutions		7,048	8,079	8,079	10,402	10,402
Guarantees to Crédit Agricole entities		3,098	27	26	2,702	2,702
Guarantees and commitments to customers (1)		40,109	20,991	20,986	18,213	18,213
Guarantees given relating to insurance activities		881	832	833	1,021	1,042
Commitments on securities	23	1,937	2,421	2,421	4,177	4,176
Securities acquired with purchase or redemption option			6	6	7	7
Other commitments		1,937	2,415	2,415	4,170	4,169

(in millions of euros)	Notes	31/12/2002	31/12/2001	31/12/2001 pro forma	31/12/2000	31/12/2000 pro forma
Guarantees and commitments received		58,736	35,114	35,114	35,536	35,556
Financing commitments received	23	9,643	4,682	4,682	4,435	4,435
Financing commitments from banks and credit institutions		2,943	1,160	1,160	1,789	2,928
Financing commitments from Crédit Agricole entities		4,342	3,025	3,025	2,646	1,507
Commitments from customers		2,358	497	497		
Guarantees received	23	35,807	17,561	17,561	16,264	16,263
Guarantees from banks and credit institutions (1)		21,782	2,849	2,850	2,627	2,625
Guarantees from Crédit Agricole entities		6	7	6	8	9
Guarantees from customers		14,019	14,705	14,705	13,629	13,629
Guarantees received relating to insurance activities		9,654	9,385	9,385	9,311	9,332
Commitments on securities	23	3,632	3,486	3,486	5,526	5,526
Securities sold under repurchase agreements					7	7
Other commitments received		3,632	3,486	3,486	5,519	5,519

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies: note 23.1

Securitisation transactions and special purpose vehicles: note 23.2

Financial futures transactions and other forward agreements: notes 24, 24.1, and 24.2

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002.

» Crédit Agricole S.A. consolidated statements of income

(in millions of euros)	Notes	31/12/2002	31/12/2001	31/12/2001 pro forma	31/12/2000 restated*	31/12/2000 pro forma
Net interest income						
Interest receivable and similar income	25 and 26	23,798	24,151	24,152	22,357	22,362
Interest payable and similar expense	25 and 26	(22,248)	(22,826)	(23,110)	(21,439)	(21,762)
Income from variable-income securities	26	149	215	215	212	210
Net commission and fee income	27 and 28	11	396	396	461	383
Net income from financial transactions						
Net income (loss) from trading transactions	29	1,586	2,444	2,444	2,154	2,161
Net gains (losses) from transactions on securities available for sale	30	410	812	812	1,263	1,263
Other net banking income		355	204	203	372	372
Gross margin on insurance activities	38.5	1,254	1,195	1,196	641	733
Net income from other activities		14	7	6	2	2
Net banking income		5,329	6,598	6,314	6,023	5,724
Operating expenses	31	(3,695)	(4,042)	(4,042)	(3,637)	(3,654)
Personnel costs	31.1 and 31.2	(2,054)	(2,278)	(2,278)	(2,124)	(2,136)
Other operating expenses	31.3	(1,641)	(1,764)	(1,764)	(1,513)	(1,518)
Depreciation and amortisation		(234)	(308)	(309)	(245)	(243)
Gross operating income		1,400	2,248	1,963	2,141	1,827
Risk-related costs	32	(207)	(366)	(371)	(677)	(692)
Net operating income		1,193	1,882	1,592	1,464	1,135
Share of net income (losses) of equity affiliates	35	476	305	704	156	503
Net income (loss) on fixed assets	33	(74)	34	31	313	309
Net ordinary income (before tax)		1,595	2,221	2,327	1,933	1,947
Net extraordinary items	36	(134)	333	333	(221)	(219)
Corporate income tax	34	(212)	(861)	(761)	(62)	52
Amortisation of goodwill		(286)	(296)	(297)	(201)	(205)
Net allocation to the Fund for General Banking Risks		98	(44)	(44)	(143)	(143)
Net income before minority interests		1,061	1,353	1,558	1,306	1,432
Minority interests		(3)	286	90	334	41
Consolidated net income		1,064	1,067	1,468	972	1,391
Consolidated net earnings per share		1.099	1.375		1.376	

The methods used to calculate basic earnings per share are based on Opinion 27 of the French Order of Chartered Accountants (avis n° 27 de l'Ordre des Experts Comptables). Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year.

** In 2001, Crédit Agricole S.A. applied CRC Regulation 2000-04 in full concerning the presentation of the summary consolidated financial statements. Items concerning reserves for interest on doubtful loans or loans in litigation are thus now included in "Interest receivable and similar income," instead of in "Risk-related costs" as previously. Moreover, "Other sundry operating income" has been transferred from "Net banking income" to "Other operating expenses". The 2000 financial statements have been restated accordingly.*

» Notes to Crédit Agricole S.A. consolidated financial statements

at 31 December 2002, 31 December 2001 and 31 December 2000

» Note 1 - Legal and financial background

Crédit Agricole S.A. is a French "société anonyme" (joint-stock company) with a capital of EUR 2,916,629,697 divided into 972,209,899 registered shares of EUR 3 nominal value.

The share capital of Crédit Agricole S.A. is held as follows:

- SAS Rue La Boétie: 70.22 %;
- SNC Crédit Agricole Transactions: 2.77%.
- Crédit Agricole S.A. subsidiaries: 0.45%;
- General public (including employees): 26.49%.

In addition, Crédit Agricole S.A. holds 745,968 treasury shares representing 0.07% of the share capital.

SAS Rue La Boétie is wholly-owned by the Regional Banks, and SNC Crédit Agricole Transactions is held by the Regional Banks (90%) and Segespar (10%).

The Regional Banks (Caisses Régionales de Crédit Agricole) are cooperatives whose legal status and operations are governed by the laws and regulations as laid down in the French Financial and Monetary Code. Their operations are co-ordinated by Crédit Agricole S.A., which grants advances to them out of the funds they collect in its name. Crédit Agricole S.A. also centralises their cash surpluses and acts as supervisory authority in accordance with the French Financial and Monetary Code. The specific features of this relationship are described in the paragraph below: "Crédit Agricole Group internal financial mechanisms".

The French 24 January 1984 Banking Act confirmed the role of Crédit Agricole S.A. as the central body of Crédit Agricole. In that capacity, it represents the Regional Banks vis-à-vis the Banque de France, the Comité des Établissements de Crédit and the Commission Bancaire, the French banking industry's regulatory bodies.

Crédit Agricole S.A. is responsible for maintaining the coherence of the network, ensuring its proper functioning, and for compliance with operating standards designed to guarantee its liquidity and solvency.

On the occasion of its initial public offering on 14 December 2001, Crédit Agricole S.A. acquired a 25% interest in the capital of each of the Regional Banks with the exception of the Regional Bank of Corsica, by subscribing to "certificats coopératifs d'associés" and buying back "certificats coopératifs d'investissement" (two categories of non-voting shares).

Crédit Agricole S.A. exercises administrative, technical and financial control over the organisation and management of the Regional Banks. It guarantees the liquidity and solvency of both the Crédit Agricole network as a whole and of each of its affiliated credit institutions.

Accordingly, in 2001 Crédit Agricole S.A. established a fund for liquidity and solvency banking risks in order to discharge its duties as central body in the network. This fund was constituted by allocating a sum of EUR 609.8 million to the fund for general banking risks.

In addition, Crédit Agricole S.A. has created a network of subsidiaries in order to carry on the business of Crédit Agricole in France and abroad, or to provide a broader range of services to its customers.

The consolidated financial statements presented hereafter describe the financial condition and results of the consolidated entity consisting of Crédit Agricole S.A., its branches and its subsidiary companies.

At the time of the privatisation of Crédit Lyonnais in 1999, Crédit Agricole S.A. acquired a 10% shareholding and became the largest shareholder in the "Shareholder Partners Group" This process led to the filing by Crédit Agricole Group of a public cash offer and a public exchange offer for the capital of Crédit Lyonnais, on 16 December 2002. Within the framework of this friendly bid, the offer was underwritten by Crédit Agricole Indosuez, with counter-guarantees provided by the Regional Banks.

» Crédit Agricole Group internal financial mechanisms

Crédit Agricole Group has instituted a number of internal financial mechanisms that are specific to it.

1.1 - Regional Banks' current accounts

Each Regional Bank holds a cash account with Crédit Agricole S.A. which records the movements of funds resulting from internal financial relations within Crédit Agricole. This account may be in credit or debit, and is presented in the balance sheet in: "Crédit Agricole internal transactions - Current accounts".

1.2 - Time deposits and advances

Savings deposits (in the form of bonds, certificates and related time accounts, home purchase saving accounts and plans, passbook accounts, "PEP" popular savings plans, etc.) are collected by the Regional Banks in the name of Crédit Agricole S.A. These funds are transferred to Crédit Agricole S.A. and included in its balance sheet. They then serve to finance advances made to the Regional Banks to enable the latter to finance their medium and long-term lending. A series of four internal financial reforms have been implemented. These have resulted in returning to the Regional Banks a specific percentage (first 15%, then 25%, 33% and, with effect since 31 December 2001, 50%) of the funds collected by them, via "mirror advances" (with durations and interest rates precisely matching those of the savings deposits received). The Regional Banks are free to use the funds thus transferred back to them at their discretion.

Two other types of advances are also made, namely:

- **advances for subsidised loans** which serve to fund Government-subsidised loans: under this system, the French State pays a subsidy to Crédit Agricole S.A. to bridge the gap between the cost of funds and the rate at which the loans in question are made;
- **advances for other lending** which finance 50% of non-subsidised loans: Crédit Agricole S.A. makes these advances to the Regional Banks against documentary proof of their lending, on condition that prior consent has been obtained before the loan is made. These advances are repaid as and when the loans are reimbursed. Crédit Agricole S.A. may also make additional financing available to the Regional Banks at market rates.

1.3 - Transfer of Regional Banks' cash surpluses

The Regional Banks may utilise their cash funds (derived from demand and time deposits, together with negotiable CDs) to finance their lending. Cash surpluses must be transferred to Crédit Agricole S.A., where they are recorded in current or time accounts, under "Crédit Agricole internal operations".

1.4 - Investment of the Regional Banks' surplus capital with Crédit Agricole S.A.

Surplus capital may be invested with Crédit Agricole S.A. in the form of three to seven years instruments, which must match the characteristics of interbank money market transactions in all respects.

1.5 - Foreign currency transactions

The Regional Banks conduct their foreign currency transactions through Crédit Agricole S.A., which represents them vis-à-vis the Banque de France.

1.6 - Special savings schemes

Funds held via special savings accounts (passbook accounts, "manual occupations savings passbooks", "business savings passbooks", Codevi savings accounts, home purchase savings plans and accounts, "popular savings plans", and "youth savings passbooks") are collected by the Regional Banks on behalf of Crédit Agricole S.A., which centralises all of the resulting funds. Crédit Agricole S.A. records these funds under "Customer-related items" in its balance sheet.

1.7 - Medium and long-term bonds issued by Crédit Agricole S.A.

These are placed mainly by the Regional Banks and recorded in the balance sheet of Crédit Agricole S.A. under either "Debts represented by a security" or "Reserves and subordinated debt", depending on the type of security issued.

» Note 2 - Accounting principles and methods, and scope of consolidation

Note 2.1 - Accounting rules applicable to both parent company and consolidated accounts

Transactions are recorded in compliance with the accounting principles applicable to banks.

The consolidated financial statements of Crédit Agricole S.A. are presented in accordance with Regulations 99-07 and 2000-04 of the Comité de la Réglementation Comptable (French accounting regulations committee) concerning the consolidated accounts of companies under the authority of the Comité de la Réglementation Bancaire et Financière.

Crédit Agricole S.A. records liabilities in accordance with Regulation 2000-06 of the Comité de la Réglementation Comptable with effect from 1 January 2002. This regulation does not apply to banking transactions.

As a result of the initial application of this regulation, provisions that were previously recorded as liabilities in the balance sheet, but that do not satisfy the new definition of liabilities, are required to be written back to share capital without being recognised in income. However, given the provisioning policy in force until 31 December 2001, initial application of this regulation has had no material impact on the financial statements at 31 December 2002.

2.1.1 - Loans and financing commitments

Amounts due from banking institutions, Crédit Agricole Group entities and customers are broken down according to the original repayment term and certain specific characteristics: amounts due on demand or on time deposit for interbank items; current accounts, time deposits and advances for Crédit Agricole internal transactions; trade accounts receivable, other lending and current accounts for customer-related items. As required by the regulations, the latter item includes transactions with financial institutions other than banks.

Subordinated loans, together with loans backed by pledged securities (giving rise to transfers of securities or other paper), are included in the different headings for accounts due, depending on the nature of the counterparty (interbank, Crédit Agricole, or customers).

Accrued interest is classified with the related interbank or customer category in accordance with the category of transaction as described in the statement of income.

Off-balance sheet commitments relating to confirmed credit lines correspond to irrevocable commitments to lend funds and to other commitments or guarantees given which have not yet been drawn.

When it is considered likely that a debtor may not repay loans or meet commitments (in full or in part), appropriate provisions for loan losses or for risks are made.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. on the beneficiaries of the loans distributed by the Regional Banks. They do, however, represent a possible indirect risk for the financial strength of the latter. Crédit Agricole S.A. has made no provision on its advances to the Regional Banks, in this respect.

Crédit Agricole S.A. follows the recommendations of the French Commission Bancaire regarding the classification of loan repayment maturities in arrears for more than three months (six months for home-purchase loans to private individuals) which are therefore subject to provision. Interest due on doubtful loans is provided for in full. Loan loss reserves are deducted from the corresponding asset on the balance sheet.

2.1.2 - Subsidised interest

In order to provide the agricultural sector with financing at reduced interest rates as set by the government, the French State pays Crédit Agricole S.A. an interest subsidy for the difference between the yield on medium and long-term loans made at government-fixed rates and the cost of funding them. Amounts received from the State during the year on account of this subsidy and the balance between amounts received on account and the estimated amount of compensation due for the year are included in "Interest receivable and similar income". The system of compensation is periodically reviewed by the government, most recently in 1989.

The current method of computing subsidised interest has eliminated the timing difference that formerly existed between the notional cost of funding used in the subsidy computation and the actual cost recorded in the financial statements. The balance left over from the previous system gave rise to the recording of an asset representing subsidies receivable which is recognised progressively in income.

In addition, other banks have also been entitled to distribute state-subsidised loans to farmers since 1 January 1990. The subsidy is equal to the difference between the interest rate set by the State and the cost to the borrower, over the full life of the subsidised loan.

2.1.3 - Investments and securities

Crédit Agricole S.A. applies Regulation 90-01 of the Comité de la Réglementation Bancaire as amended by Comité de la Réglementation Comptable Regulation 2000-02 regarding:

- French and foreign securities,
- Treasury bonds,
- Negotiable debt instruments issued in France or abroad,
- Negotiable promissory notes.

These securities are presented in the financial statements by asset class: Treasury bonds (and similar public sector securities), bonds and other fixed-income securities (negotiable debt instruments and other money market instruments), shares and other variable-income securities. They are classified in their respective portfolios as defined by banking regulations (trading securities, securities available for sale, securities held to maturity, equity portfolio securities, other long-term investments, investments in unconsolidated subsidiaries and affiliated companies).

2.1.3.1 - Trading securities

This portfolio includes securities with a ready market which have been bought with the intention of reselling in the very short term.

This portfolio also comprises securities that are held for more than six months in connection with market-making activities or are held in connection with hedging or arbitrage transactions.

Securities in the trading portfolio are recorded at cost, including accrued interest, and the difference between this value and the market price is reflected in the income statement under "Net income (loss) from trading transactions" at balance sheet closing date.

When trading securities are reclassified as securities available for sale or securities held to maturity, they are marked to market on the day of the transfer.

2.1.3.2 - Securities available for sale

Securities available for sale comprise securities held for more than six months except for fixed-income securities intended to be held to maturity. The bulk of the available-for-sale securities portfolio held by Crédit Agricole S.A. consists of bonds denominated in euros and foreign currencies, and investments in mutual funds and investment funds.

- Bonds and other fixed-income securities

Interest on bonds is recorded in revenue on an accrual basis as "Interest receivable and similar income - Bonds and other fixed-income securities".

Any difference between the purchase price and the redemption price (i.e. premium or discount) is amortised in interest income on a straight-line basis over the remaining life of the security except for interbank market instruments where the annuity basis is used.

- Shares and other variable-income securities

Stocks and shares are recorded at cost, excluding purchase expenses. Dividends are recorded in the income statement as "Income from variable-income securities".

Income from mutual funds and investment funds are recorded on a cash basis under the same heading.

At year-end, securities available for sale are stated at the lower of cost or market value (e.g. the market price at balance sheet date of securities listed on a stock exchange) by provision shown as an allowance against the original cost . Unrealised capital gains are not recorded. The net provision reflecting unrealised decreases in value, together with realised gains or losses on disposal of securities available for sale, are included in the income statement under "Net gains (losses) from transactions on securities available for sale". Sales of securities are recorded on a first-in, first-out basis.

2.1.3.3 - Equity portfolio securities

As defined by the Comité de la Réglementation Comptable Regulation 2000-02, equity portfolio activities consist in regularly investing a part of the reporting entity's assets in a portfolio of securities with a view to obtaining a capital gain in the medium-term, with no intention of either directly investing in the actual business undertaken by the enterprise or actively participating in the management of its operations.

Securities may be included in this portfolio only if this activity is organised on a permanent and structured basis such as to generate a recurring return, primarily in the form of capital gains on sale of securities. The portfolio generally consists of variable-income securities.

These investments are valued line-by-line. They are carried in the balance sheet at the lower of cost or use value to the reporting entity, having regard to the general prospects of the company whose shares are held over the probable holding period of the investment.

In general, listed companies are valued on the basis of a set of criteria comprised of the average share price for the past 3 months, the 6-month share price outlook, and discounted future revenue streams.

Changes in market prices therefore do not necessarily affect the carrying value of such investments.

Allowances for impairment and recoveries, together with realised gains or losses on disposal of these securities, are recorded in income as "Net gains (losses) from transactions on securities available for sale."

2.1.3.4 - Securities held to maturity

Fixed-income securities are recorded as securities held to maturity when the intention is to hold them indefinitely, generally to maturity.

Such securities are funded by matching interest rates and maturity dates. On acquisition, they are recorded at cost, excluding accrued interest. When matching by interest rates or maturity dates no longer satisfies the rules set by the Commission Bancaire, they are reclassified as securities available for sale.

The difference between cost and redemption price is amortised on a straight-line basis over the residual life of the security concerned.

No allowance for impairment in investment securities is made when the market value is less than cost. However, a provision is made if the issuer of the securities is considered to be at risk.

2.1.3.5 - Other long-term investments

Other long-term investments refer to securities held for the purpose of fostering long-term business relationships by creating special links with the issuing enterprise, but with no intention of exercising management influence, given the small percentage of voting rights held. These investments are valued on a line-by-line basis.

They are recorded on the balance sheet at the lower of cost or fair value to the reporting entity. The latter is the amount the reporting entity would be prepared to pay for the shares if it had to purchase them, for the purpose for which they are held. Estimated fair value may be based on a variety of factors such as the profitability of the business and future earnings outlook, net assets, general state of the economy, or the average market price for its shares over the last few months.

The net change in valuation allowance, together with realised gains or losses on disposal, are included in "Net income (loss) on fixed assets".

2.1.3.6 - Investments in unconsolidated subsidiary and affiliated companies

Equity securities are classified as investments in unconsolidated subsidiaries and affiliated companies when their long-term ownership is considered useful to the investor because it enables the said investor to influence or control the management decisions of the issuing company.

Investments in unconsolidated subsidiaries and affiliated companies are valued at their historical cost (purchase price excluding related expenses or value of assets contributed against issue of shares) at the time of acquisition. Investments are subsequently valued according to use value and are recorded in the balance sheet at the lower of cost or use value. A provision is made for impairment of value after examination of each investment, having regard to the market price or net worth as disclosed by the company's financial statements, as well as any unrealised gains and the company's general prospects. The net change in valuation allowance, together with realised gains or losses on disposals, are recorded in "Net income (loss) on fixed assets."

2.1.3.7 - Pledged securities

Securities pledged as collateral for borrowings are retained on the balance sheet and the proceeds recorded as a payment due to the lender (beneficiary of the collateral).

Securities pledged to Crédit Agricole S.A. for loans granted are not recorded in the balance sheet as securities and the amount expended is reported as a collateralised loan.

When the pledging of securities gives rise to a formal transfer, the accounting treatment varies according to the securities portfolio category concerned.

2.1.4 - Accounts payable on demand and time deposits

Amounts due to banks, Crédit Agricole entities and customers are recorded according to their initial term and/or the nature of the debt: demand deposits or time deposits for amounts due to banks; current accounts, time deposits and advances for Crédit Agricole internal transactions; special savings accounts and other accounts for customer items (the latter notably include amounts due to financial institutions other than banks).

Depending on the nature of the counterparty, these accounts include transactions secured by pledges of securities. Accrued interest is classified with the related interbank or customer account payable against the corresponding income statement item.

2.1.5 - Debts represented by a security

Debts represented by a security are presented according to the nature of the security issued, i.e.: savings certificates, interbank market and other negotiable debt instruments, and bonds other than subordinated notes, which are included in liabilities under "Reserves and subordinated debt."

Accrued interest not yet matured is classified with the related account payable against the corresponding income statement item. Issue premiums or discounts on bonds are amortised over the term of the bonds concerned. The corresponding charge is included in the income statement under "Interest payable and similar expense – Bonds and other fixed-income securities".

Issuance costs are generally expensed in the year of issue. Financial servicing commissions paid to the Regional Banks are recorded as an expense under "Commissions – Expense".

2.1.6 - General contingency reserves

Contingency reserves include provisions for risks associated with off-balance sheet commitments, estimated liability for future indemnities payable to employees on retirement, paid pre-retirement leave, litigation and other miscellaneous items.

Crédit Agricole S.A. applies Regulation 2000-06 of the Comité de la Réglementation Comptable on liabilities when accounting for and valuing general contingency reserves covered by this regulation. General contingency reserves also include country-related risks. All relevant risks are reviewed on a quarterly basis.

Provision is made for country risks in the light of analysis of the different types of transaction, the duration and nature of commitments (e.g. accounts receivable, securities, and market products), and the country's credit rating. In certain cases, Crédit Agricole S.A. has partially hedged its reserves on their foreign currency-denominated receivables by purchasing foreign currencies in order to limit the effect of rate fluctuations on the requisite level of reserves.

The "internal risks related to home purchase savings schemes" reserve whereby Crédit Agricole S.A. covers future losses arising from the internal home purchase savings mechanism is set up during the savings phase of the scheme and is computed on the basis of the theoretical loan outstanding to which this scheme could give rise. An "internal rate of loss" representing the difference between the cost of the home purchase savings funds, including commissions deposit-taking and administrative costs, and the legal lending rate (note 17), is applied to this theoretical outstanding.

Reserve reversals are recorded at the time of theoretical recognition of the loss, i.e. four years (for home purchase savings accounts) or six years (for home purchase savings plans) after a provision has been made.

2.1.7 - Fund for General Banking Risks

Each Crédit Agricole entity establishes a Fund for General Banking Risks at the discretion of its managers, in order to provide against possible contingencies arising in the conduct of their banking business.

The amounts set aside in this fund are adjusted through the income statement to reflect actual experience.

Crédit Agricole S.A. has established a specific Fund for General Banking Risks, in view of the size of the possible risk to its future operations arising in connection with its home purchase savings liabilities. Following the internal financial reforms described in note 1.2, Crédit Agricole S.A. no longer carries the risks associated with this activity for the portion of funds collected which it retrocedes to the Regional Banks.

This Fund for General Banking Risks (note 18) is constituted during the saving phase and computed on the basis of the theoretical loans outstanding to which these savings could give rise, applying to these outstandings a "rate of potential loss" representing the difference between the expected market interest rate and the cost of home purchase savings funds.

This "rate of potential loss" is calculated depending on the nature of the funds collected and is re-estimated at each balance sheet date in the light of changes in the variables used in the calculation. Reversals from this Fund for General Banking Risks are made according to the theoretical repayment time frame for mortgage lending based on home purchase loans (i.e. four years for home purchase savings accounts, and six years for home purchase savings plans). Further, the Funds for General Banking Risks generally comprise an allowance for operational risk in addition to the general contingency reserves. They also comprise an allocation to the Fund for Liquidity and Solvency Banking Risks to enable Crédit Agricole S.A. to discharge its duties as central body.

2.1.8 - Financial instruments and derivatives transactions

Transactions in financial instruments, derivatives and futures in relation to interest rates, foreign exchange or shares, including hedging transactions, are recorded in accordance with Comité de la Réglementation Comptable Regulations 88-02 and 92-04. Commitments relating to these items are recorded as off-balance sheet items at their nominal value. Gains and losses on such transactions are recorded according to the type of instrument and the purpose of the transaction:

- Hedging transactions

Realised gains and losses are reflected in the income statement in the same manner and under the same heading as the item covered.

Gains and losses on financial futures intended to hedge Crédit Agricole S.A.'s overall interest rate position are reflected in the income statement under "Interest receivable (payable) and similar income (expense) - Other interest income (expense)". Unrealised gains and losses are not recorded.

- Trading transactions

Financial instruments traded on organised exchanges and similar markets, or included in the trading portfolio (as defined by CRC Regulation 92-04), that are still outstanding are marked to market at the balance sheet date.

Gains and losses (realised and unrealised) are recorded in the income statement according to the nature of the transaction either as "Net income (loss) from trading transactions—Securities and derivatives," and "Net income (loss) from trading transactions—Foreign exchange."

Gains or losses on instruments traded on markets with limited liquidity and on isolated open positions are recorded when realised or pro rata temporis. At year-end an allowance is booked to cover any unrealised loss.

2.1.9 - Transactions in foreign currencies

Monetary assets and liabilities denominated in foreign currencies, along with forward exchange contracts for hedging purposes which are reported as off-balance sheet commitments, are translated at the year-end exchange rates.

Capital funds allocated to branches, fixed assets in offices abroad, securities available for sale and unconsolidated investment and equity securities expressed in foreign currencies bought against euros are translated at the rate in effect at the transaction date. Adjustment to year-end rates is made for securities available for sale only.

Additional provisions may be made when the value of unconsolidated foreign investments of Crédit Agricole S.A. is impaired due to long-lived depreciation of foreign currencies.

Expenses and income paid or received are recorded at the rate in effect at the date of the transaction; accrued expenses and income not yet paid or collected are translated at year-end rates.

At the balance sheet date, forward foreign exchange contracts are valued at market forward rates for the currency concerned. Gains or losses are recorded in the income statement under "Net income (loss) from trading transactions—Foreign exchange".

2.1.10 - Foreign branches

Branches maintain their own independent accounts in accordance with local rules and regulations.

At closing date, branch balance sheets and income statements are restated in accordance with French accounting rules, translated into euros, and consolidated with the accounts of their parent company after elimination of intra-group items.

The following rules are applied in translating accounts to euros:

- balance sheet items other than capital funds are translated at year-end closing rate,

- capital funds are translated at the historical recorded rate,
- expenses and income are translated at the average rate for the period. In the unconsolidated accounts, potential translation gains or losses are recorded in the balance sheet under "Other assets (liabilities), sundry accounts and prepaid expenses (unearned income)".

In the consolidated accounts, these amounts are recorded under "translation adjustments" and included in Group's shareholders' equity.

2.1.11 - Bank premises and equipment

Land is recorded at purchase cost. Buildings and equipment are recorded at purchase cost less depreciation since the related asset entered service and after deduction of any additional allowance for depreciation booked after entry into service.

Software purchased is recorded at purchase cost less depreciation or less any allowance for depreciation booked after purchase date.

Proprietary software is recorded at development cost less depreciation or allowances for depreciation booked after completion date.

Fixed assets are amortised over their estimated useful life.

The recommended amortisation periods in the consolidated accounts are as follows:

- Software: 3 years,
- Computer hardware: 5 years,
- Office furniture: 10 years,
- Vehicles: 4 years,
- Other equipment: 5 years,
- Fixtures and fittings: 10 years,
- Buildings: 33.33 years.

Exceptional amortisation charges, corresponding to tax-related charges and not to any real impairment in the value of the asset, are cancelled in the consolidated financial statements.

2.1.12 - Revaluation of assets

The legal revaluation of assets in 1978 had no material impact on the financial statements of Crédit Agricole S.A. Other revaluations have not been adjusted and any surplus is recorded in revaluation reserves.

2.1.13 - Retirement indemnities and pre-retirement leave

The cost of lump-sum indemnities required to be paid to employees on retirement is included under "General reserves for expenses and losses" in liabilities. The amount of this reserve corresponds to liabilities toward the personnel of the Crédit Agricole S.A. Group employed by it at year-end, subject to the Crédit Agricole S.A. Group collective agreement that took effect on 1 July 1990, and who are not covered by the contracts entered into with an insurance company.

This reserve results from the multiplication of three factors: the vested rights of employees (based on number of years employed and reference salary), the probability of the employee's presence in the firm at the date of payment of entitlements (based on life expectancy and employee turnover) and the discount rate applied.

A reserve to cover the cost of pre-retirement leave is also included in the "General reserves for expenses and losses". This reserve covers the additional discounted cost of the 1 October 1993 Agreement, which was extended on 28 June 1995, and of the 1 July 1997 Agreement extended on 25 November 1999. Under these agreements, Crédit Agricole S.A. Group employees aged 54 and over may request to be dispensed from work.

2.1.14 - Pension schemes

French employers contribute to a variety of compulsory pension schemes. Funds in these schemes are managed by third-party organisations and Crédit Agricole S.A. Group companies have no liabilities vis-à-vis them beyond their current contributions. Certain Group companies are liable for supplementary pension payments to employees. An appropriate amount is set aside based on actuarial calculations and is included in "General reserves for expenses and losses".

2.1.15 - Employee profit-sharing and incentive scheme

Costs relating to the statutory employee profit-sharing scheme are expensed in the year that rights accrue to employee.

An incentive scheme for employees was introduced on 28 June 1999.

These costs are included under "Personnel costs". Allowance is made in the consolidated financial statements for the income tax credit resulting from the deduction of such expense for tax purposes only in the following year.

2.1.16 - Extraordinary items

Only extraordinary, non-recurring items are so classified.

2.1.17 - Corporate income tax

Crédit Agricole S.A. introduced a tax consolidation mechanism in 1990. At 31 December 2002, 147 subsidiaries had signed a tax consolidation agreement with Crédit Agricole S.A. Under these agreements, each tax consolidated company recognises in its financial statements the tax debt for which it would have been liable in the absence of tax consolidation.

Adopting a conservative approach, deferred taxation is recorded in the financial statements of individual companies solely in the case of economic interest groupings ("GIE"). Estimates of these deferred tax charges recorded in the individual financial statements of member companies make due allowance for the probable date of payment of the tax charge.

Having regard to the tax measures enacted on 31 December 2002, deferred corporate income tax in respect of financial years 2002 and after is calculated to include the additional 3% and 3.33% corporate income tax surcharges.

2.1.18 - Off-balance sheet items

As stated in note 1 (Legal and financial background), Crédit Agricole S.A. acts as Crédit Agricole Group's central body and is thus subject to the obligations laid down in the Banking Act. The commitments given in that capacity are recognised off-balance sheet, as are the commitments subscribed by the Regional Banks pursuant to the agreement signed in 1988, whereby they guarantee the solvency and liquidity of the central body.

The published statements of off-balance sheet commitments and guarantees do not set out details of commitments in respect of financial futures or foreign exchange transactions. Nor does it refer to commitments received in respect of treasury bonds or equivalent or other securities deposited as collateral. These items are discussed in a note to the consolidated financial statements.

Note 2.2 - Accounting rules specific to the consolidated financial statements

French regulations concerning consolidation rules

The Crédit Agricole S.A. Group applies Comité de la Réglementation Comptable Regulation 99-07 on the rules governing the consolidation of business enterprises subject to supervision by the Comité de la Réglementation Bancaire et Financière.

The following principles are applied, pursuant to this Regulation:

- All subsidiaries exclusively controlled by Crédit Agricole S.A. and engaged in businesses representing an extension of banking and financial activities, or related activities, are fully consolidated. This notably applies to insurance companies, "sociétés de moyen" (pooled resources ventures), and property development companies.
- The 25% interest held by Crédit Agricole S.A. in the capital of the Regional Banks has been consolidated by the equity method. The equity method has also been applied in accounting for subsidiaries and affiliates held directly by the Regional Banks.
- Deferred taxation is booked whenever a timing difference is identified.

As an exception, this rule has not been applied to special cases when strict application would have not have yielded a fair view of the assets and financial condition of the Crédit Agricole S.A. Group.

The financial statements of consolidated companies are restated in order to comply with the accounting, valuation and presentation rules in use in the Crédit Agricole S.A. Group. Pursuant to CRC Regulation 99-07, the accounting principles and valuation rules applicable to non-banking activities have been maintained in the consolidated financial statements of Crédit Agricole S.A. Group. Insurance activity, for example, has been included in the consolidated financial statements according to the methods and principles laid down in the French Insurance Code, and in CRC Regulation 2000-05 concerning the rules for the consolidation of insurance companies.

2.2.1 - Principles and methods of consolidation

2.2.1.1 - Scope of consolidation

The consolidated financial statements include the accounts of Crédit Agricole S.A. and those of all companies whose consolidation has a material impact on the overall consolidated financial statements.

In application of the general principles set forth in CRC Regulation 99-07, the significance of this impact is assessed in the light of a range of criteria including the volume of the profits or shareholders' equity of the company to be consolidated in relation to the profits or shareholders' equity of the consolidated Group. A company is considered to be material when it meets the following criteria:

- total assets exceed EUR 10 million or 1% of the assets of the consolidated subsidiary holding the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of the voting rights. Shareholdings in industrial companies whose shares are held within the framework of financing transactions are not included within the scope of consolidation. This notably applies to shareholdings held within the framework of venture capital or structured financing transactions.

Equity investments in closed property companies that do not meet consolidation criteria, together with capital funds, loans and advances made to them, are classified as long-term investments under assets in the consolidated balance sheet. With respect to dedicated mutual funds, the Crédit Agricole S.A. Group has opted for the exceptional regime provided for under CRC Regulation 99-07 which allows it not to consolidate these entities.

Accordingly, no sum was reinvested in mutual funds of this type in existence at 31 December 1999, and a commitment has been made to exit or to close down these mutual funds by the close of 2004 at the latest.

Similarly, in compliance with CRC Regulation 2000-05 regarding consolidation of insurance companies, the Crédit Agricole S.A. Group does not consolidate mutual funds under exclusive control held by insurance companies, insofar as these mutual funds serve to represent those companies' commitments to policyholders.

The resulting scope of consolidation satisfies the criteria laid down in French banking regulations.

2.2.1.2 - Methods of consolidation

- Companies controlled exclusively by the Group are fully-consolidated. Exclusive control is defined as the power to direct the financial and operational policies of a subsidiary.

Full consolidation consists of substituting for the book value of investments, the underlying assets and liabilities of the subsidiary companies concerned under the relevant balance sheet headings. Minority interests in shareholders' equity and income are shown separately on the liabilities side of the consolidated balance sheet and income statement.

- Companies over which the Group wields significant control are accounted for by the equity method. Significant influence is defined as the power to take part in the setting of a company's financial and operational policies without controlling them. The equity method consists of adjusting the book value of investments to an amount representing Crédit Agricole S.A.'s interest in the shareholders' equity and net income of the companies concerned.
- Companies controlled jointly with other partners are consolidated by the proportional method. Joint control is defined as the sharing of control over a company operated jointly among a limited number of partners or shareholders such that the company's financial and operational policies are the result of agreement among them.

This method consists of substituting for the book value of investments, under the relevant headings in the financial statements, a proportion of the underlying assets, liabilities and income of the consolidated companies concerned representing the percentage of their equity held.

With respect to insurance operations, the specific accounting principles applicable to this activity have been retained and the following presentational rules are applied:

Balance sheet items

- "Insurance companies' investments" comprise all "investments" items recorded in the assets of consolidated insurance companies, together with accrued interest not yet matured, amortised discounts and premiums recognised on securities, and accrued rental income not yet matured;
- "Other assets related to insurance activities" comprise direct insurance accounts receivable, reinsurance accounts receivable, technical reinsurance valuations, deferred acquisition expenses, together with translation adjustments recorded in the assets of consolidated insurance companies;

- "Reinsurers' share in technical reserves" corresponds to "ceding companies' and retro-ceding companies' share of technical reserves" shown in the assets of consolidated insurance companies;
- "Insurance companies technical reserves" comprise all gross technical reserves shown in the liabilities of consolidated insurance companies;
- "Other liabilities related to insurance activities" comprise debts for cash held on deposit from ceding and retroceding companies in return for technical liabilities, direct insurance accounts payable, reinsurance accounts payable, technical reinsurance valuations, deferred commissions received from reinsurers, and translation adjustments shown in the liabilities of consolidated insurance companies.

The balance sheet items of consolidated insurance companies, other than the above, are added to the relevant items under assets or liabilities in the balance sheet of the Crédit Agricole S.A. Group.

Off-balance sheet items

Off-balance sheet items include guarantees received and given by the consolidated insurance companies, with the exception of assets belonging to provident insurance institutions or held for third parties. These guarantees are recorded in "Guarantees given relating to insurance activities" and "Guarantees received relating to insurance activities".

Income statement items

"Gross margin on insurance activities" comprises the following items contained in the income statements of consolidated insurance companies:
- earned premiums or subscriptions paid or provided;
- claims expenses, net of cessions and retrocessions (including changes in provisions and policy-holders' share of with-profits contracts, excluding administrative expenses);
- net allocated revenues from investments.

Where other expenses and income are concerned, the classification by type of expenses and income applied under banking regulations is substituted for the insurance industry method of classification by purpose. As an exception to this rule, allowances for amortisation and changes in provisions for insurance companies' investments are maintained in the calculation of the gross margin on consolidated insurance activities.

2.2.2 - Consolidation adjustments and eliminations

Adjustments involving significant amounts have been made to ensure consistency in valuation methods applied to the financial statements of consolidated companies.

Crédit Agricole internal transactions affecting the consolidated balance sheet, off-balance sheet and income statement have been eliminated. Capital gains or losses arising from transfers of assets between consolidated companies are eliminated. However, justifiable losses are maintained in the financial statements, and capital gains resulting from asset disposals at reference prices determined independently of the Group are treated as surpluses arising on asset revaluations. They are written back to income, when disposed of outside the Group.

Regulated reserves and allowances are reclassified to reserves and income, net of any deferred tax.

Crédit Agricole S.A. records its Fund for General Banking Risks in the consolidated financial statements.

2.2.3 - Translation of subsidiaries' financial statements expressed in foreign currencies

Financial statements of subsidiaries expressed in foreign currencies are translated into euros as follows:
- balance sheet items other than components of shareholders' equity are translated at the year-end closing rate;
- components of their shareholders' equity are translated at historical rates;
- expenses and income are translated at the average rate for the period.

Gains and losses arising as a result of differences between historical or average and year-end rates are recorded under "Foreign exchange translation adjustments" in "Consolidated reserves and retained earnings".

2.2.4 - Goodwill

The excess of cost over the book value of the underlying net assets of the subsidiary and affiliated companies at the time of their acquisition is first attributed to the relevant assets, as appropriate; the unallocated balance is accounted for as "Goodwill". Goodwill is not recorded in respect of the initial consolidation of subsidiaries formed by the Group.

The amortisation period for goodwill recognised on Crédit Agricole S.A. Group subsidiaries depends on the type of activity and geographical location of the company acquired, and the expected return on investment at the time of acquisition. Amortisation periods used vary between five years and twenty years. Badwill is recorded in "General reserves for expenses and losses".

2.2.5 - Deferred tax

2.2.5.1 - General principles

Deferred tax arises from timing differences between the recognition of income and expense items for financial reporting and tax purposes and from consolidation adjustments. The liability method of accounting for deferred taxes is used to determine the impact on the income statement. Under the conservative accounting approach adopted, future benefits of tax loss carry-forwards are not recognised in the computation of deferred tax, except where there is a very strong probability of recovery against future taxable income. Deferred tax related to Crédit Agricole S.A. Group has been computed to include the effect of the 3% and 3.33% surcharges applicable for 2002 and subsequent years. The evaluation of deferred tax takes into consideration the probable date of payment. Where appropriate, allowance is made for their membership of a tax-consolidated Group when determining the tax situation of consolidated entities. This applies in particular to Crédit Agricole Indosuez and to certain of its subsidiaries, and also for first-time consolidations and deconsolidations. The net deferred tax credit appears on the balance sheet under "Other assets, sundry accounts and prepaid expenses".

2.2.5.2 Main constituent items

The main items constituting deferred tax are:

- deferred tax charges: unrealised gains on leasing transactions, allocations of retained earnings allowed as deductions for corporate income tax purposes, accrued income on securities available for sale, unrealised losses on mutual funds valued at market prices for tax purposes, and income and subsidies for amortisation;
- deferred tax credits: depreciation and amortisation expenses deductible in subsequent periods, the reserve for "internal home purchase savings scheme risks" recorded in the Crédit Agricole S.A. financial statements (parent company), and unrealised gains on mutual funds.

2.2.5.3 - Deferred tax and distribution of earnings of subsidiaries

The deferred tax charge arising in connection with the distribution of intra-group dividends known at the accounts closing date falls mainly under the rules governing dividends paid to "parent companies" by their subsidiaries (as defined by applicable tax legislation). The amounts concerned are not material and therefore no deferred tax liability is recorded in this respect. However, deferred tax is recorded in respect of corporation tax payable on the compulsory distribution of earnings of SICOMIs (industrial and commercial property leasing companies). No provision is made in the consolidated financial statements for any taxation payable in the event of distribution of the retained earnings of subsidiaries and affiliated companies, such undistributed earnings being considered to be permanently invested.

The additional tax charge payable in the event of distribution of long-term capital gains reserves (which are taxed at a special long-term rate) is not provided for as it is not the policy of the Group to distribute such gains.

2.2.6 - Leasing transactions

Outstandings, income and expenses arising from leasing transactions are presented separately in the financial statements and are determined according to financial accounting methods. Unrealised reserves, constituted by the excess of book depreciation over the true underlying financial amortisation of the capital invested, are reincorporated into consolidated assets under "Lease financing". The net change in these reserves is credited or debited to current year earnings, net of the related deferred tax effect. Property held by consolidated entities under financial leases with purchase option is classified on the balance sheet under "Intangible assets, bank premises and equipment".

2.2.7 - Other items

2.2.7.1 - Preliminary expenses

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.2.7.2 - Bond issuance expenses

Bond issuance expenses are expensed in the year incurred, as distinct from the "preferential" method set out in Comité de la Réglementation Comptable Regulation 99-07. Application of this method has had no material impact.

2.2.7.3 - Depreciation

Accelerated depreciation allowable for tax purposes is not restated if justifiable on economic grounds.

2.2.7.4 - Revaluation differences

Deferred tax related to revaluation differences arising on consolidation is not recorded in cases where there is no intention to sell the business acquired.

Note 2.3 – Rules governing the preparation of pro forma financial statements for 2000 and 2001

Pro forma consolidated financial statements were prepared within the framework of the stock market flotation of Crédit Agricole S.A. in December 2001, in order to reflect the assets and components of income as if the restructuring connected with the said flotation had taken place at 31 December 1998.

As a general rule, the accounting principles and methods used to prepare the pro forma consolidated financial statements are identical with those used to prepare the consolidated financial statements of Crédit Agricole S.A.

In the pro forma consolidated financial statements, the contributions to Crédit Agricole S.A. of the Regional Banks' interests in the capital of the seven "transferred" subsidiaries (Banque de Financement et de Trésorerie, Crédit Agricole Asset Management, CAI Cheuvreux, Pacifica, Prédica, Crédit Agricole Bourse and Sofinco) together with the purchases by Crédit Agricole S.A. of equity interests in the Regional Banks (with the exception of the Regional Bank of Corsica) are considered to have taken place on 31 December 1998, with the exception of the Regional Banks' interests in Sofinco.

Crédit Agricole S.A. acquired a 70% interest (i.e. including the interest held by the Regional Banks in 1999) in Sofinco in January 1999, and Sofinco is therefore fully consolidated in the pro forma consolidated financial statements with effect from 1 January 1999.

Shareholdings in "transferred" subsidiaries held jointly by Crédit Agricole S.A. and the Regional Banks are repurchased on the basis of their consolidated equity in the Crédit Agricole Group at that date. The Regional Banks and their direct subsidiaries, together with specialised subsidiaries, are consolidated according to the real interest held in them by Crédit Agricole S.A. at 31 December 2001. Goodwill arising on the Regional Banks and their subsidiaries is recognised at 1 January 1999 and amortised from that date.

Other companies consolidated for the first time subsequent to 1 January 1999 are included in the pro forma financial statements as from the respective dates of first-time consolidation in the published consolidated financial statements of Crédit Agricole S.A. Group.

Entities deconsolidated in 1999, 2000 or 2001 are excluded from the scope of consolidation covered by the pro forma financial statements with effect from 1 January 1999.

Funding and structure of the purchase of shareholdings in the capital of the Regional Banks

The total purchase cost to Crédit Agricole S.A. of its equity interests in the Regional Banks was EUR 6.57 billion. This sum was financed by EUR 3.5 billion in redeemable subordinated notes raised over a period of time from the beginning of 2001, and by EUR 0.22 billion raised through the rights issue reserved for employees. The balance is considered to have been funded by 10-year treasury swaps. The aggregate cost of funds works out to 4.91%.

Change in accounting principles and presentation relative to the published financial statements

As a general rule, changes in accounting principles made in the pro forma financial statements were introduced at the same dates as in the published financial statements.

In the pro forma financial statements at 31 December 2000, net banking income includes allocations to provisions for interest on doubtful loans and loans in litigation, whereas it does not do so in the published financial statements at that date. The published financial statements at 31 December 2001 contain a comparison with financial year 2000 restated in accordance with this new presentation.

Note 2.4 - Scope of consolidation

2.4.1 - Change in scope of consolidation of Crédit Agricole S.A. Group

The scope of consolidation at 31 December 2002 comprised 310 subsidiaries and affiliated companies (compared with 286 at 31 December 2001).
The main changes in the year are detailed below:

I/ First-time consolidations at 31 December 2002

Newly-formed companies:
- Crédit Agricole Investor Services Bank (CA-IS Bank)
- Crédit Agricole Investor Services Corporate Trust (CA-IS CT)
- Crédit Agricole Alternative Investment Products Groupe Holding (CA AIPG Holding)
- Crédit Agricole Alternative Investment Products Groupe SAS (CA AIG SAS)
- Crédit Agricole Alternative Investment Products Groupe INC. (CA AIPG Inc)
- Sim Spa Selezione e Distributione
- CAI Preferred Funding II
- Crédit Agricole Asset Management España Holding
- Chauray
- Crédit Agricole Asset Management Securities Company Japan KK
- CAI Holding Italia Due SRL (split-off of CAI Holding spa)

Companies consolidated following acquisition or additional purchases of shares:
- Defitech Dauphicom
- Nord Est Agro Partenaires

By change of notification threshold:
- Partinvest
- SLIBAIL Location Informatique (SLOI)
- SLIBAIL Longue Durée (SLD)
- Uniger
- CAICG Teneur de comptes (CAICG TC)
- Serves

Transfer from sub-consolidation group to direct consolidation:

CPR sub-consolidation group

The subsidiaries previously consolidated within the CPR (Compagnie Parisienne de Réescompte) sub-group are now consolidated individually, namely:
- Banque CPR (BCPR)
- CPR Investissement (INVT)
- CPR Holding (CPRH)
- CPR Gestion (CPRG)
- CPR Compensation (CPRC)
- Schelcher Prince Finance (SPF)
- CPRB (ETNB)
- CPRA (FIGE)
- Parfin
- CPRAAMi
- Equalt Alternative Asset Management
- CPR USA Inc (INCO)
- Liberty View C. Management (LVCM)
- Liberty View Alternative (LVAA)
- CPR Billets
- CPR Online (ETRA)

Carr Indosuez Asia sub-consolidation group

The subsidiaries previously consolidated within the Carr Indosuez Asia sub-group are now consolidated individually, namely:
- Cisa SA
- CA IC International Ltd
- CA IC Hong-Kong Ltd
- CA IC Futures Ltd
- CA IC (S) Pte Ltd
- CA IC Securities Ltd
- Soaring Eagle Investments Co Ltd
- Glorious Smart Investments Co Ltd
- IWICS (Derivatives)
- CA IC Securities Japan Ltd
- Indosuez Wi Carr Financial Products
- Indian 21st Century Fund (Mauritius).

II/ Deconsolidations at 31 December 2002

Companies sold outside the Group:
- Société Française du Chèque Voyage (SFCV)
- Filease
- Nepal Indosuez Bank

Application of notification thresholds or cessation of business:
- Immotaine
- Carr Global Advisors Inc
- Compagnie Financière Midi Toulousain
- Midi Toulousain Immobilier
- Midi Toulousain Développement
- Toulouse Location Immobilière
- Radian (following disposal to Regional Banks by Segespar)
- SCI Quercy
- CIRSE

Merged with or absorbed by another Group entity:
- The Regional Banks of Vendée and Loire Atlantique have merged to form the Atlantique Vendée Regional Bank.
- The Regional Banks of Nord and Pas de Calais have merged to form the Nord de France Regional Bank.

- The Regional Banks of Côte d'Or and Champagne Bourgogne have merged to form the Champagne Bourgogne Regional Bank.
- COPAGEFI merged with C.A. Indosuez France
- CPR merged with C.A. Indosuez France
- Crédit Français International (CFI) merged with BFT (Banque de Financement et de Trésorerie).
- Société Immobilière Suisse merged with Crédit Agricole Indosuez Suisse
- CE Bail merged with Financière Immobilière Indosuez

Deconsolidation:

Banco Bisel Group:

On 17 May 2002, the Central Bank of Argentina suspended the banking licence of Banco Bisel and transferred its banking business to Banco Nacion. Crédit Agricole S.A. consequently decided to deconsolidate the Banco Bisel Group with effect from 1 January 2002 in the absence of more recent accounting data. The shares having been fully provisioned, the date of deconsolidation has had no effect on income, bearing in mind that the deconsolidation also entails the transfer to income of foreign exchange translation adjustments already recognised in shareholders' equity.

III/Change of registered name

- CPR Production has changed its name to CPR AM
- Beneficial Bank has changed its name to CREDITPLUS
- Menafinance has changed its name to CREALFI
- Indocam Securities Bermuda (ISB) has changed its name to Crédit Agricole Alternative Investment Products Group Ltd (CA AIPG Ltd)
- Indocam Investment Services (IIS) has changed its name to Crédit Agricole Alternative Investment Products Services Inc (CA AIPS Inc)
- Amacam has changed its name to SOPAR
- Rue Impériale de Lyon has changed its name to Rue Impériale
- CAI Turk Bank As has changed its name to Crédit Agricole Indosuez Turk As
- Indosuez Indonesia Bank has changed its name to PT Bank Crédit Agricole Indosuez
- C.A. Asset Management Italia Spa has changed its name to CA Asset Management Sgr Italie
- The Caisse Régionale Loire Atlantique has changed its name to Caisse Régionale Atlantique Vendée (following its merger with the Vendée Regional Bank).
- The Caisse Régionale du Nord has changed its name to Caisse Régionale Nord de France (following his merger with the Pas-de-Calais Regional Bank).

IV/ Consolidation method

No entity has been the subject of a change of consolidation method in 2002.

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Credit and financial institutions											
Crédit Agricole S.A.		France	Parent	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Agos Itafinco (ex-Agos)		Italy	Full	60.0	70.0	70.0	70.0	58.5	74.5	54.2	74.1
Al Bank Saudi Al Fransi - BSF		Saudi Arabia	Equity	31.1	31.1	31.1	31.1	31.1	31.1	31.1	31.1
Alsolia		France	Equity	34.0	34.0			33.8	33.9		
Altra Banque (ex-UI Banque)		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0
Banco Acac		Uruguay	Full	85.0	64.4	30.0	30.0	85.0	49.6	30.0	30.0
Banco Bisel	Out (d)	Argentina	Full		69.9	69.9	69.9		69.9	69.9	69.9
Banco Del Desarrollo		Chile	Equity	23.7	23.4			23.7	23.4		
Bankoa		Spain	Equity	30.0	30.0		29.7	28.5	28.1		28.1
Banque Chalus		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Banque CPR (BCPR)	1	France	Full	100.0				100.0			
Banque Française de l'Orient		France	Full	100.0	100.0	100.0	100.0	99.3	99.3	99.3	99.3
Banque Libano-Française SAL		Lebanon	Full	51.0	51.0	51.0	51.0	50.9	51.0	50.9	51.0
BES (Banco Espirito Santo)	b	Portugal	Equity	8.8	8.8	9.2	9.2	22.5	22.3	22.3	22.3
BFC Antilles Guyane		France	Full	100.0	100.0	100.0	100.0	100.0	99.6	99.6	99.6
BFT (Banque Financement et Trésorerie)		France	Full	96.1	95.8	67.7	96.6	96.1	95.8	67.7	96.6
BFT Gestion		France	Full	100.0	100.0	100.0	100.0	96.1	95.8	67.7	96.6
BGP Indosuez		France	Full	99.9	99.9	99.9	99.9	99.9	99.9	99.9	99.9
CA Alternative Investment Products Group Holding	In	France	Full	100.0				100.0			
CA Alternative Investment Products Group Inc.	In	United States	Full	100.0				100.0			
CA Alternative Investment Products Group Ltd (ex-ISB)		Bermuda	Full	100.0	100.0	100.0	100.0	100.0	99.7	62.5	99.7
CA Alternative Investment Products Group Sas	In	France	Full	100.0				100.0			
CA Asset Management España Holding	In	Spain	Full	100.0				100.0			
CA Asset Management Hong Kong Ltd		China	Full	100.0	100.0	100.0	100.0	100.0	99.7	62.5	99.7
CA Asset Management Japan Ltd		Japan	Full	100.0	100.0	75.0	75.0	100.0	99.7	46.9	75.0
CA Asset Management Ltd (ex-Premium)		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.7	62.5	99.7
CA Asset Management Sgr Italie		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9	92.5	100.0
CA Asset Management Singapore Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	99.7	62.5	99.7
CA Asset Management U.S. Advisory Services (ex-IIIS)		France	Full	100.0	100.0	99.9	99.9	100.0	99.7	62.5	99.7
CA Investor Services Bank	In	France	Full	100.0				100.0			
CA Investor Services Corporate Trust	In	France	Full	100.0				100.0			

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
CA AM Securities Company Japan KK	In	Japan	Full	100.0				100.0			
CA do Brasil		Brazil	Full			100.0	100.0			100.0	100.0
CAI Australia Ltd		Australia	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
CAI Holding Italia Due SRL	In	Italy	Full	100.0				100.0			
CAI Merchant Bank Asia Ltd		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
CAICG Teneur de Comptes (CAICG TC)	In	France	Full	100.0				100.0			
Caisse Régionale Alpes Provence		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Alsace Vosges		France	Equity	25.0	24.9		24.9	25.0	24.9		24.9
Caisse Régionale Aquitaine		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Atlantique Vendée		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
Caisse Régionale Brie		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Calvados		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Cantal		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Centre Est		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
Caisse Régionale Centre France		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Centre Loire		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Centre Ouest		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Champagne Bourgogne		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Charente Maritime - Deux Sèvres		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Charente-Périgord		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Côte d'Or	Out (e)	France	Equity		25.0		25.0		25.0		25.0
Caisse Régionale Côtes d'Armor		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale de l'Anjou et du Maine		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale des Savoie		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Finistère		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Franche Comté		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Gard		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Guadeloupe		France	Equity	27.4	27.5		27.5	27.4	27.5		27.5
Caisse Régionale Ille et Vilaine		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Loire - Haute Loire		France	Equity	25.0	25.0		25.0	29.2	29.2		29.2
Caisse Régionale Lorraine		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Martinique		France	Equity	28.1	28.1		28.1	28.1	28.1		28.1
Caisse Régionale Midi		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Morbihan		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Caisse Régionale Nord	Out (e)	France	Equity		25.0		25.0		25.0		25.0
Caisse Régionale Nord de France		France	Equity	25.6	25.0		25.0	25.6	25.0		25.0
Caisse Régionale Nord-Est		France	Equity	25.5	24.4		24.4	25.5	24.4		24.4
Caisse Régionale Normand		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Normandie Seine		France	Equity	25.0	25.0		25.0	25.1	25.0		25.0
Caisse Régionale Oise		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Paris et Ile-de-France		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Provence - Côte d'Azur		France	Equity	25.0	24.6		24.6	25.0	24.6		24.6
Caisse Régionale Pyrénées Gascogne		France	Equity	25.0	24.7		24.7	25.0	24.7		24.7
Caisse Régionale Quercy Rouergue		France	Equity	25.0	23.9		23.9	25.0	23.9		23.9
Caisse Régionale Réunion		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Somme		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Sud Alliance		France	Equity	25.0	25.1		25.1	25.0	25.1		25.1
Caisse Régionale Sud Méditerranée		France	Equity	25.5	25.2		25.2	25.5	25.2		25.2
Caisse Régionale Sud Rhone Alpes		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Toulouse Midi Toulousain		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Touraine Poitou		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Val de France		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caisse Régionale Vendée	Out (e)	France	Equity		25.0		25.0		25.0		25.0
Cal FP (Holding)		United Kingdom	Full	50.0	50.0	50.0	50.0	75.0	75.0	75.0	75.0
Cal FP Bank		United Kingdom	Full	100.0	100.0	100.0	100.0	75.0	75.0	75.0	75.0
Cal FP US		United States	Full	100.0	100.0	100.0	100.0	75.0	75.0	75.0	75.0
Castofi		France	Proportional			49.0	49.0			24.5	48.9
CL Départ Martinique		France	Full			85.6	85.4			85.6	85.4
CL Développement Basse Terre		France	Full			97.7	97.7			97.7	97.7
CL Développement de la Corse		France	Full	99.8	99.7	99.7	99.7	99.8	99.7	99.7	99.7
CL Développement de l'Yonne		France	Full			97.8	97.8			97.8	97.8
CL Développement Grande Terre		France	Full			97.9	97.9			97.9	97.9
Cofam		France	Equity	25.0	25.0		25.0	29.2	29.2		29.2
Cogenec		Monaco	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Copagefi (Cie Parisienne de Gestion Financière)	Out (e)	France	Full		100.0	100.0	100.0		99.5	99.5	99.5
Cotentin Portefeuille		France	Full			100.0	100.0			90.0	100.0
CPR (group)	Out (1)	France	Full		95.0	88.5	88.5		95.0	88.5	88.5

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Equalt Alternative Asset Management	1	France	Full	100.0				100.0			
CPR AM (ex-CPR Production)		France	Full	100.0	100.0			100.0	98.5		
CPR Billets	1	France	Full	100.0				100.0			
CPR Online	1	France	Full	100.0				100.0			
Crealfi (ex-Menafinance)		France	Proportional	50.0	50.0	50.0	50.0	49.8	49.9	25.0	49.9
Credibom		Portugal	Equity	40.0	40.0	40.0	40.0	39.8	39.9	20.0	39.9
Credigen		Hungary	Full			100.0	100.0			49.9	99.8
Credigen Bank		Hungary	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Crédit Agricole Asset Management		France	Full	100.0	100.0	100.0	100.0	100.0	99.7	62.5	99.4
Crédit Agricole Epargne Salariale		France	Full	100.0	99.9	99.9	99.9	99.9	99.6	62.4	99.6
Crédit Agricole Financement		Switzerland	Equity	45.0	45.0	20.0	45.0	40.0	40.0	20.0	40.0
Crédit Agricole Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	75.0	75.0			75.0	75.0		
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Luxembourg		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Indosuez Turk AS		Turkey	Full	100.0	100.0	99.9	99.9	100.0	100.0	99.9	99.9
Crédit Agricole S.A. Securities		Jersey	Full	99.9	99.9	99.9	99.9	99.9	99.9	99.9	99.9
Crédit Foncier de Monaco		Monaco	Full	77.1	77.1	77.1	77.1	75.9	75.9	75.9	75.9
Crédit Foncier de Monaco France		France	Full	100.0	100.0	100.0	100.0	87.3	87.3	87.2	87.2
Crédit Français International CFI Out (e)		France	Full		100.0	100.0	100.0		95.8	67.7	96.6
Créditplus (ex-Beneficial Bank)		Germany	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
EPEM		United States	Full	100.0	100.0	58.0	58.0	100.0	99.7	36.3	58.0
Financière Lapérouse		France	Full	77.2	77.2	77.2	77.2	77.2	77.2	77.2	77.2
Finanziaria Indosuez International Ltd		Gibraltar	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Finconsum ESC SA		Spain	Equity	45.0	45.0	45.0	45.0	44.8	44.9	22.5	44.9
Foncaris		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Fransabank France		France	Equity	34.0	34.0	34.0	34.0	34.0	34.0	34.0	34.0
GFER (Groupement de Financement des Ent. Régionales)		France	Full	99.9	99.9	99.9	100.0	99.9	99.9	99.9	99.9
GPF (Groupement des Provinces de France)		France	Full	99.0	99.0	99.0	99.0	99.0	99.0	99.0	99.0
Gestion Privée Indosuez (GPI)		France	Full	100.0	100.0	100.0	100.0	99.9	100.0	99.9	99.9
IntesaBci		Italy	Equity	16.7	16.8	16.1	16.1	15.8	15.2	14.0	14.0
Lukas Bank		Poland	Full	96.6	95.0			75.5	78.5		
Lukas SA		Poland	Full	100.0	86.1			76.8	80.7		

Note 2.4.2 - *Crédit Agricole S.A. scope of consolidation (continued)*

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Nepal Indosuez Bank	Out (c)	Nepal	Full		50.0	50.0	50.0		50.0	50.0	50.0
PT Bank Crédit Agricole Indosuez		Indonesia	Full	99.2	99.2	91.2	91.2	99.2	99.2	91.2	91.2
Radian	Out (d)	France	Full		100.0	100.0	100.0		99.6	50.0	100.0
Ribank		Netherlands	Full	100.0	100.0	60.0	60.0	99.5	99.8	30.0	59.9
Sacam Consommation 1		France	Full	100.0	100.0	50.0	100.0	100.0	100.0	50.0	100.0
Sacam Consommation 2		France	Full	100.0	100.0	50.0	100.0	100.0	100.0	50.0	100.0
Sacam Consommation 3		France	Full	100.0	100.0	50.0	100.0	100.0	100.0	50.0	100.0
Schelcher Prince Finance (SPF)	1	France	Full	87.7				87.7			
Sedef		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Segespar		France	Full	100.0	100.0	50.0	100.0	100.0	99.6	50.0	99.6
SFCV (Sté Française du Chèque de Voyage)	Out (c)	France	Equity		21.0	21.0	21.0		21.0	21.0	21.0
Sim Spa Selezione e Distribuzione	In	Italy	Full	100.0				100.0			
Sircam		France	Equity	25.0	25.0		25.0	29.2	29.2		29.2
Sofinco		France	Full	99.6	99.8	99.9	99.9	99.5	99.8	49.9	99.8
Sofipaca		France	Equity	28.3	29.3		29.3	27.5	28.1		28.1
Transfact		France	Full	100.0	100.0	77.3	77.3	100.0	100.0	77.3	77.3
Unicefi 33		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Wafasalaf		Morocco	Equity	33.7	33.6	33.9	33.9	33.5	33.6	16.9	33.8
Stockbrokers											
Altura		Spain	Proportional	50.0	50.0			50.0	50.0		
CAI Cheuvreux		France	Full	100.0	100.0	65.0	100.0	100.0	99.9	60.0	99.9
CAI Cheuvreux España SA (ex-ICSESA)		Spain	Full	100.0	100.0	100.0	100.0	100.0	99.9	60.0	100.0
CAI Securities Inc.		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
CAIC (S) Pte Ltd	2	Singapore	Full	100.0				100.0			
CAIC Deutschland GmbH		Germany	Full	100.0	97.5	75.0	75.0	100.0	97.4	45.0	75.0
CAIC Futures Ltd	2	Hong Kong	Full	100.0				100.0			
CAIC Hong-Kong Ltd	2	Hong Kong	Full	100.0				100.0			
CAIC International Ltd	2	France	Full	100.0				100.0			
CAIC International UK		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	99.9	60.0	100.0
CAIC Italia Sim Spa		Italy	Full	100.0	100.0	100.0	100.0	100.0	99.9	60.0	100.0
CAIC Nordic AB		Sweden	Full	100.0	90.7	81.4	81.4	100.0	90.6	48.9	81.4
CAIC Securities Japan Ltd	2	Japan	Full	100.0				100.0			
CAIC Securities Ltd	2	Hong Kong	Full	100.0				100.0			
Carr Futures Chicago Inc.		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Singapore Pte		Singapore	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Carr Futures Snc		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Carr Global Advisors Inc	Out (d)	United States	Full		100.0	100.0	100.0		100.0	100.0	100.0
Carr Indosuez Asia	Out (2)	France	Full		100.0	100.0	100.0		100.0	100.0	100.0
Groupe Cholet Dupont		France	Equity	38.6	33.4			38.6	33.4		
Holding Cholet Dupont Gestion		France	Full			33.4	33.4			20.0	33.4
Insurance											
ARCA		France	Equity				25.0				29.2
Assurances du CA Nord-Pas de Calais		France	Equity	28.1	27.5		27.5	26.8	26.0		26.0
Eda		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Pacifica		France	Full	100.0	100.0	22.0	60.0	100.0	90.0	32.0	70.0
Predica		France	Full	100.0	100.0	48.7	97.5	100.0	100.0	48.7	97.5
SOPAR (ex-AMACAM)		France	Full	100.0	75.0	25.0	25.0	100.0	75.0	25.0	25.0
Tranquilidade		Portugal	Equity	33.3	33.3		33.3	33.3	33.3		32.5
Tranquilidade Vida		Portugal	Equity	29.7	30.2			29.7	31.5		
Investment companies											
Agrinova		France	Full			62.4	62.4			62.4	66.1
Bercy Investissements		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Bercy Participations		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Bespar		Portugal	Equity	32.6	32.1	31.2	31.2	32.6	32.1	31.2	31.2
BFC Holding		France	Full	99.6	99.6	99.6	99.6	99.3	99.3	99.3	99.3
CA Centre France Développement		France	Equity	25.0	25.0			20.8	20.8		
CA Deveurope BV		Netherlands	Full	71.3	87.8			71.3	87.8		
CAI Italia Holding Spa (ex-Finanziaria Indosuez Sim Spa)		Italy	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
CAL FP Frankfurt		Germany	Full	100.0	100.0	100.0	100.0	75.0	75.0	75.0	75.0
CAL Maurice		Mauritius	Full	100.0	100.0	100.0	100.0	75.0	75.0	75.0	75.0
Calic		United Kingdom	Full	100.0	100.0	100.0	100.0	75.0	75.0	75.0	75.0
Camnord Investissement		France	Equity	25.6	25.0		25.0	14.3	14.8		14.8
Ceparfim		France	Full			100.0	100.0			100.0	100.0
Cofinep		France	Equity	25.5	24.4		24.4	25.5	24.4		24.4
Compagnie Financière Midi Toulousain	Out (d)	France	Equity		25.0		25.0		25.0		25.0
Compagnie Française de l'Asie (CFA)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Crédit Agricole Bourse		France	Full	100.0	100.0		100.0	100.0	100.0		100.0
Delfinances		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Doumer Euterpe		France	Full			100.0	100.0			100.0	100.0
Doumer Finance SAS		France	Full	100.0	100.0			100.0	100.0		
Fininvest		France	Full	98.3	98.3	98.2	98.2	98.2	98.3	98.2	98.2

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Fletirec		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
IPFO		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Icauna Finance		France	Equity	25.0	25.0		25.0	24.4	24.4		24.4
Icauna SARL		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
ICF Holdings		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Idia Participations		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Immarex		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Air Finance SA		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez North America Holding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Ligérienne Mobilière de Placement		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Mescas		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Nord Est Agro Partenaires	In	France	Equity	25.5				25.5			
Partran		Portugal	Equity	33.3	33.3		33.3	33.3	33.3		32.5
Prestimmo		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
Rue Impériale		France	Equity	17.0	20.5			23.6	30.9		
Safec		Switzerland	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Sepi		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
Socadif		France	Equity	36.2	36.2		36.2	31.2	31.2		31.2
Transimmo		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
UI (Union d'Etudes et d'Investissements)		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Vauban Finance		France	Equity	33.3	32.3		32.3	31.1	30.8		30.8
Leasing companies											
Auxifip		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
CE Bail	Out (e)	France	Full		100.0	100.0	100.0		100.0	100.0	100.0
Climauto		France	Full	100.0	99.9	99.9	99.9	99.7	99.8	74.9	99.8
EFL		Poland	Full	99.8	50.5			71.2	44.3		
Ergifrance		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Etica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Etica Bail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Filease	Out (c)	Hungary	Full		70.0	70.0	70.0		69.9	34.9	69.9
Financière Immobilière Indosuez		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Immobanque		France	Full			65.0	65.0			52.2	52.2
Leicer		Spain	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Locam		France	Equity	25.0	25.0		25.0	29.2	29.2		29.2
Réunibail		France	Full	52.0	52.0	52.0	52.0	51.8	51.9	26.0	51.9

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Réuniroute		France	Full	97.5	97.5	97.5	97.5	51.9	52.0	26.0	52.1
Slibail Location Informatique (SLOI)	In	France	Full	51.0				51.0			
Slibail Longue Durée (SLD)	In	France	Full	51.0				51.0			
Sofincar		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Sofinroute		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Ucabail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Ucabail Immobilier		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Ucalease		France	Full	100.0	100.0	100.0	100.0	99.8	99.9	75.0	100.0
Unicomi		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Unifergie		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Unimat		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Tourist/travel activities and real estate development											
SIS (Société Immobilière de la Seine)		France	Full	72.9	72.9	54.6	72.9	79.7	79.6	63.5	79.6
Unifica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Unimo		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Miscellaneous											
Alli Domes		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
AMT GIE		France	Equity	25.0	25.0		25.0	25.8	25.1		25.0
Ariane Crédit		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Bersol		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Bois Sauvage Nederland		Netherlands	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Ca Investor Services Fund Adm. (ex-Fastnet France SA)		France	Full	77.6	61.6	45.0	45.0	77.6	61.4	28.1	45.0
CA Participations		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
Caapimmo 1		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caapimmo 2		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caapimmo 3		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caapimmo 4		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caapimmo 5		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Caapimmo 6		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
CAI Cheuvreux Gestion		France	Full	100.0	100.0	82.0	100.0	100.0	99.9	54.4	100.0
CAI Conseil Sa		Luxembourg	Full	100.0	100.0			100.0	100.0		
CAI Preferred Funding		United States	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
CAI Preferred Funding II	In	United States	Full	100.0				100.0			
CAL Asia Pte Ltd		Singapore	Full	100.0	100.0	100.0	100.0	75.0	75.0	75.0	75.0
CAMISCEFI		France	Equity				25.0				25.0
Cedicam		France	Full	50.0	50.0	50.0	50.0	62.5	62.4	50.0	62.4

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Centre France Location Immobilière (ex-Avenue Rapp)		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Chauray	In	France	Proportional	34.0				34.0			
Cirse	Out (d)	France	Equity		25.0		25.0		23.1		23.1
Cisa SA	2	France	Full	100.0				100.0			
CPR Compensation (CPRC)	1	France	Full	100.0				100.0			
CPR Gestion (CPRG)	1	France	Full	100.0				100.0			
CPR Holding (CPRH)	1	France	Full	100.0				100.0			
CPR Investissement (INVT)	1	France	Full	100.0				100.0			
CPR USA Inc (INCO)	1	United States	Full	100.0				100.0			
CPRA (FIGE)	1	France	Full	100.0				100.0			
CPR AAMi	1	France	Full	100.0				100.0			
CPRB (ETNB)	1	France	Full	100.0				100.0			
Creagrisere		France	Equity	25.0	25.0		25.0	22.8	22.8		22.8
Crédit Agricole Alternative Invest. Products Serv. Inc (ex-IIS)		United States	Full	100.0	100.0	100.0	100.0	100.0	99.7	62.5	99.7
Defitech		France	Equity	25.0	25.0		25.0	27.8	29.2		29.2
Defitech Dauphicom	In	France	Equity	25.0				27.8			
Defitech Routage et Communication		France	Equity	25.0	25.0		25.0	27.8	29.2		29.2
Europimmo		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
Fastnet Luxembourg		Luxembourg	Full	45.0	45.0	45.0	45.0	45.0	45.0	45.0	45.0
Finasic		France	Full	100.0	100.0	100.0	100.0	100.0	99.6	50.0	99.6
Gestimocam		France	Equity	25.0	24.6		24.6	25.0	24.6		24.6
Glorius Smart Investments Co Ltd	2	Hong Kong	Full	100.0				100.0			
Ical		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Icare		United States	Full			100.0	100.0			100.0	100.0
IIF BV (Indosuez International Finance BV)		Netherlands	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Immotaine	Out (d)	France	Equity		25.0		25.0		25.0		25.0
Indian 21st Century Fund (Mauritius)	2	Hong Kong	Full	100.0				100.0			
Indosuez Holding SCA I		Luxembourg	Full			100.0	100.0			100.0	100.0
Indosuez Holding SCA II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Management Luxembourg I		Luxembourg	Full			100.0	100.0			100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Indosuez Wi Carr Financial Products	2	Hong Kong	Full	100.0				100.0			
Inforsud FM		France	Equity	25.0	24.5		24.5	23.3	22.8		22.8

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Inforsud Gestion		France	Equity	25.0	24.4		24.4	22.1	21.5		21.5
Inter Atlântico SA (IASA)		Brazil	Proportional			50.0	50.0			61.1	61.1
IWICS (Derivatives)	2	Hong Kong	Full	100.0				100.0			
Liberty View Alternative (LVAA)	1	United States	Full	100.0				100.0			
Liberty View C. Management (LVCM)	1	United States	Full	100.0				100.0			
Logitaine		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Madison SA		France	Equity	25.0	25.0		25.0	29.2	29.1		29.1
Mat Alli Domes		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Midi Toulousain Développement	Out (d)	France	Equity		25.0		25.0		25.0		25.0
Midi Toulousain Immobilier	Out (d)	France	Equity		25.0		25.0		25.0		25.0
Mtd-Midi Toulousain Dévelopt Immobilier		France	Equity				23.9				23.7
Parfin	1	France	Full	100.0				100.0			
Partinvest	In	Luxembourg	Full	100.0				100.0			
Patrimocam		France	Equity	25.0	24.6		24.6	25.0	24.6		24.6
Patrimocam 2		France	Equity	25.0	24.6		24.6	24.9	24.6		24.6
Percinvest		Virgin Islands	Full			100.0	100.0			100.0	100.0
Progica		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Réunifinance		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Routage Express Service		France	Equity	25.0	25.0		25.0	27.8	29.2		29.2
SARL Prospective Informatique		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
SCI Capimo		France	Equity	25.1	25.0		25.0	25.1	25.0		25.0
SCI Capucines		France	Equity	25.0	23.9		23.9	25.0	23.9		23.9
SCI du Bois Sauvage		France	Full			100.0	100.0			49.9	99.8
SCI du Petit Bois		France	Full			100.0	100.0			49.9	99.8
SCI du Rond-Point		France	Full			100.0	100.0			49.9	99.8
SCI du Vivarais		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
SCI Grande Verrière		France	Full			100.0	100.0			49.9	99.8
SCI Groupe Sofinco		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
SCI Hautes Faventines		France	Equity	25.0	25.0		25.0	24.9	24.9		24.9
SCI La Baume		France	Full	100.0	100.0			99.9	99.9		
SCI Les Fauvins		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
SCI Les Palmiers du Petit Pérou		France	Equity	27.4	27.5		27.5	27.4	27.5		27.5
SCI Max Hymans		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
SCI Pasteur 3		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
SCI Paysagère		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
SCI Quentyvel		France	Full	96.7	96.7	96.7	96.7	96.7	96.7	96.7	96.7
SCI Quercy	Out (d)	France	Equity		23.9		23.9		23.7		23.7
SCI Raspail		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Note 2.4.2 - Crédit Agricole S.A. scope of consolidation (continued)

	(a)	Location	Consolidation method 31/12/02	Control %				Ownership %			
				31/12/02	31/12/01	31/12/00	31/12/00 pro forma	31/12/02	31/12/01	31/12/00	31/12/00 pro forma
Scica HL		France	Equity	25.0	25.0		25.0	28.8	28.8		28.8
Scicam 13		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Segespar Informatique Technique Services (SITS) (ex-IITS)		France	Full	100.0	99.0	99.0	99.0	98.9	98.7	63.4	98.7
Serves	In	United States	Full	100.0				100.0			
SNC Doumer		France	Full	99.9	99.9	99.9	99.9	99.9	99.9	99.9	99.9
Soaring Eagle Investments Co Ltd	2	Hong Kong	Full	100.0				100.0			
Sofinco Participations		France	Full	100.0	100.0	100.0	100.0	99.5	99.8	49.9	99.8
Sofinrec		France	Full	99.3	99.8	99.8	99.8	99.3	99.6	49.8	99.7
SPI SNC		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Sté Immobilière de Picardie		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Sté Immobilière Suisse	Out (e)	Switzerland	Full		100.0	100.0	100.0		100.0	100.0	100.0
Sté Picarde de Développement		France	Equity	25.0	25.0		25.0	25.0	25.0		25.0
Toulouse Location Immobilière	Out (d)	France	Equity		25.0		25.0		25.0		25.0
UI Vavin 1		France	Full	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Unibiens		France	Full	100.0	100.0			100.0	100.0		
Uni-Editions		France	Equity	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Uniger	In	France	Full	100.0				100.0			
Valris		France	Full	100.0	99.9	99.9	99.9	99.5	99.8	49.9	99.8

(a) Included in the scope of consolidation ("In") or excluded ("Out") for the first time in current year.

(b) Consolidated because effectively controlled by Crédit Agricole S.A. through Bespar.

(c) Investment sold, not consolidated.

(d) No longer consolidated as not material.

(e) Merged with another consolidated entity.

(1) Entities consolidated by the CPR sub-consolidation group in year n-1 and consolidated individually in year n.

(2) Entities consolidated by the Carr Indosuez Asia sub-consolidation group in year n-1 and consolidated individually in year n.

Note 3 - Due from banks: analysis by maturity date

(in millions of euros)	31/12/02 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest receivable	Total	31/12/01	31/12/00 pro forma
Banks									
Deposits and loans									
- Demand deposits	14,253				14,253	6	14,259	19,130	18,293
- Time deposits	8,732	5,138	3,467	894	18,231	343	18,574	28,338	28,649
Securities purchased under agreements to resell (repos)					0		0	7	50
Pledged securities	31,007	3,296			34,303	86	34,389	14,842	18,751
Subordinated debt	10	4	46	58	118	4	122	1,915	1,876
Total gross value	54,002	8,438	3,513	952	66,905	439	67,344	64,232	67,619
Allowances							(206)	(139)	(151)
Net balance sheet amount							67,138	64,093	67,468
Crédit Agricole internal transactions									
Current accounts	4,872				4,872	3	4,875	2,209	8,129
Time deposits and advances	21,410	34,598	46,143	42,657	144,808	70	144,878	139,224	138,593
Subordinated debt	11		200	15	226		226	270	352
Total gross value	26,293	34,598	46,343	42,672	149,906	73	149,979	141,703	147,074
Allowances							(78)	(73)	(94)
Net balance sheet amount							149,901	141,630	146,980

Note 3.1 - Due from banks: geographical analysis

(in millions of euros)	31/12/02 Gross amounts	31/12/02 Doubtful accounts	31/12/02 Allowances	31/12/01 Gross amounts	31/12/01 Doubtful accounts	31/12/01 Allowances	31/12/00 pro forma
France (including overseas departments and territories)	27,050	40	25	25,696	43	29	47,581
Other European Economic Area countries	25,096			25,306			9,212
Rest of Europe	1,796	11	8	1,360	56	46	1,799
North America	6,651	7	3	5,110		8	4,638
Central and South America	291	108	126	529	2	0	76
Africa and the Middle-East	1,670	38	12	1,251	14	14	1,413
Asia and Pacific (excluding Japan)	2,237	19	2	1,477	2	2	1,338
Japan	2,114			2,927			721
Total gross value	66,905	223	176	63,656	117	99	66,778
Accrued interest receivable	439	32	30	576	41	40	841
Allowances							(151)
Net balance sheet amount	67,344	255	206	64,232	158	139	67,468

Geographical breakdown of doubtful loans and allowances for accounts receivable from banks is not available for 31 December 2000 pro forma.

Note 4 - Customer-related items and lease financing: analysis by maturity date

(in millions of euros)	31/12/02 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest receivable	Total	31/12/01	31/12/00 pro forma
Customer-related items									
Bills discounted	446	203	105	483	1,237	18	1,255	1,084	1,259
Other loans	18,984	11,968	15,657	7,330	53,939	878	54,817	60,380	55,443
Pledged securities	4,713				4,713		4,713	6,917	5,172
Customer current accounts receivable	4,128				4,128	36	4,164	4,244	4,275
Total	28,271	12,171	15,762	7,813	64,017	932	64,949	72,625	66,149
Allowances							(2,408)	(2,860)	(2,882)
Net balance sheet amount							62,541	69,765	63,267
Lease financing									
Real estate finance leases	136	186	991	1,343	2,656	9	2,665	2,401	2,531
Equipment finance leases, rental contracts with purchase option and similar transactions	440	801	2,510	389	4,140	58	4,198	4,273	3,553
Total	576	987	3,501	1,732	6,796	67	6,863	6,674	6,084
Allowances							(200)	(189)	(154)
Net balance sheet amount							6,663	6,485	5,930
Total							69,204	76,250	69,197

Note 4.1 - Customer-related items and lease financing: geographical analysis (1)

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
France (including overseas departments and territories)	30,801	29,402	31,346
Other European Economic Area countries	13,332	12,777	9,574
Rest of Europe	4,715	4,825	3,191
North America	3,074	4,671	5,175
Central and South America	4,141	7,409	5,784
Africa and the Middle-East	5,193	5,839	5,468
Asia and Pacific (excluding Japan)	4,651	6,118	6,340
Japan	5,905	8,258	4,240
Total gross value	71,812	79,299	71,118
Allowances	(2,608)	(3,049)	(3,036)
Accrued interest receivable			1,115
Net balance sheet amount	69,204	76,250	69,197

(1) Without reallocation, by geographical area, of guarantees or credit insurance entailing shifts of risk.

Accrued interest is allocated by geographical area as from financial year 2001.

Note 4.2 - Customer-related items and lease financing: geographical analysis of doubtful accounts and allowances (1)

(in millions of euros)	31/12/02			31/12/01			31/12/00 pro forma
	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances	Gross amounts
France (including overseas departments and territories)	30,801	1,376	986	29,402	1,159	804	31,346
Other European Economic Area countries	13,332	352	210	12,777	276	154	9,574
Rest of Europe	4,715	501	466	4,825	665	556	3,191
North America	3,074	368	139	4,671	563	290	5,175
Central and South America	4,141	232	112	7,409	607	369	5,784
Africa and the Middle-East	5,193	617	398	5,839	789	539	5,468
Asia and Pacific (excluding Japan)	4,651	524	297	6,118	583	337	6,340
Japan	5,905			8,258	8	0	4,240
Accrued interest							
Balance sheet amount	71,812	3,970	2,608	79,299	4,650	3,049	71,118

(1) Without reallocation, by geographical area, of guarantees or credit insurance entailing shifts of risk.

Geographical breakdown of doubtful loans and allowances for accounts receivable from banks is not available for 31 December 2000 pro forma. Accrued interest is allocated by geographical area as from financial year 2001.

Note 4.3 - Customer-related items and lease financing: analysis by customer type

(in millions of euros)	31/12/02			31/12/01			31/12/00 pro forma		
	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances	Gross amounts	Doubtful accounts	Allowances
Private individuals	13,689	839	627	13,000	1,095	718	12,185	718	471
Farmers	31	16	6	706	53	48	479	49	42
Other professionals	151	12	13	577	48	34	398	43	43
Finance companies	10,630	312	268	8,811	534	442	8,087	409	390
Business enterprises	33,971	2,345	1,378	32,812	1,368	625	24,693	1,133	804
Government agencies	5,084	84	46	11,426	88	31	5,038	37	17
Other customers	1,393	135	70	5,293	1,229	962	14,253	1,282	722
Lease finance transactions	6,863	227	200	6,674	235	189	5,985	179	154
Accrued interest							1,115	389	393
Balance sheet amount	71,812	3,970	2,608	79,299	4,650	3,049	72,233	4,239	3,036

Accrued interest is allocated by customer type as from financial year 2001.

Note 4.4 - Lease financing - unused reserves by maturity date

[in millions of euros]	31/12/02 Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	31/12/01	31/12/00 pro forma
Real estate finance leases	1	2	8	29	40	36	72
Equipment finance leases, rental contracts with purchase option and similar transactions	23	62	209	40	334	284	255
Total	24	64	217	69	374	320	327

Note 5 - Securities: analysis by type

[in millions of euros]	31/12/02 Trading portfolio	Available-for-sale securities portfolio	Equity portfolio	Held-to-maturity securities portfolio	Total	31/12/01	31/12/00 pro forma
Treasury bills and similar securities	13,077	10,819		6,809	30,705	24,860	28,029
- including unamortised premiums		7		44	51	98	122
- including unamortised discounts		651		53	704	68	75
Accrued interest receivable		52		200	252	263	402
Allowances		(2)			(2)	(2)	(3)
Net balance sheet amount	13,077	10,869		7,009	30,955	25,121	28,428
Bonds and other fixed-income securities							
Government and public body issues	2,266	884		1,220	4,370	8,684	6,566
Other issues	7,566	9,853		9,624	27,043	27,564	22,589
- including unamortised premiums		23		20	43	66	37
- including unamortised discounts		83		94	177	396	130
Accrued interest receivable		147		166	313	346	380
Allowances		(116)		(46)	(162)	(245)	(209)
Net balance sheet amount	9,832	10,768		10,964	31,564	36,349	29,326
Shares and other variable-income securities (1)	9,685	5,135	1,981		16,801	22,502	25,120
Accrued income			15		15	15	8
Allowances		(111)	(255)		(366)	(237)	(181)
Net balance sheet amount	9,685	5,024	1,741		16,450	22,280	24,947
Estimated fair or use value	32,594	26,854	2,186	18,552	80,184	85,473	85,594

As part of the strategic shareholdings acquisition program, certain securities already issued and matched against securities held to maturity have been re-assigned to match these equity interests. Consequently, in December 2002 Crédit Agricole S.A. transferred EUR 973 million in held-to-maturity securities to securities available for sale. Comparable transfers totalled EUR 212 million in 2001 and EUR 3,787 million in 2000.

EUR 402 million in trading securities were transferred to securities available for sale during the year, compared with no transfers in 2001, and EUR 213 million in 2000.

Disposals of securities held to maturity before maturity date during the year totalled EUR 157 million in 2002, versus EUR 35 million in 2001, and EUR 19 million in 2000, generating a gain of EUR 12.6 million, compared with a loss of EUR 0.3 million in 2001 and a gain of EUR 0.1 million in 2000.

(1) At 31 December 2002, Crédit Agricole S.A. held 745,968 treasury shares classified under "Shares and other variable income securities – trading securities", for a total of EUR 10,758,000. The nominal value of these shares is EUR 3 and their stock market price at 31 December 2002 was EUR 14.38 per share.

Note 5.1 - Breakdown of listed and unlisted securities between fixed-income and variable-income securities

31/12/02

(in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	27,717	24,268	13,545	65,530
Unlisted securities	3,696	6,437	3,256	13,389
Accrued income	313	252	15	580
Allowances	(162)	(2)	(366)	(530)
Net balance sheet amount	31,564	30,955	16,450	78,969

31/12/01

(in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	30,460	19,722	16,780	66,962
Unlisted securities	5,788	5,138	5,722	16,648
Accrued income	346	263	15	624
Allowances	(245)	(2)	(237)	(484)
Net balance sheet amount	36,349	25,121	22,280	83,750

31/12/00 pro forma

(in millions of euros)	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable-income securities	Total
Securities listed on a stock exchange	26,099	28,029	17,007	71,135
Unlisted securities	3,056		8,113	11,169
Accrued income	380	402	8	790
Allowances	(209)	(3)	(181)	(393)
Net balance sheet amount	29,326	28,428	24,947	82,701

Breakdown of mutual funds by type:

(in millions of euros)	31/12/02		31/12/01		31/12/00 pro forma	
	Balance sheet value	Estimated net fair value	Balance sheet value	Estimated net fair value	Balance sheet value	Estimated net fair value
Money market funds	1,168	1,307	1,527	1,604	1,772	1,879
Bond funds	510	520	300	322	208	239
Equity funds	196	194	986	1,079	273	335
Other funds	2,930	2,965	2,494	2,587	5,747	6,251
Total	4,804	4,986	5,307	5,592	8,000	8,704
Of which mutual funds under exclusive control	1,367	1,368	1,809	1,944	4,752	5,246

Breakdown of all mutual funds:

(in millions of euros)	31/12/02 Balance sheet value	31/12/01 Balance sheet value	31/12/00 Balance sheet value
Capitalisation mutual funds	2,062	2,376	7,591
- France	1,918	2,276	7,178
- Rest of world	144	100	413
Other mutual funds	2,742	2,931	409
Total	4,804	5,307	8,000

Note 5.2 - Treasury bills, bonds and other fixed-income securities: analysis by maturity date

	31/12/02							31/12/01	31/12/00
(in millions of euros)	*Up to 3 months*	*> 3 months ≤ 1 year*	*> 1 year ≤ 5 years*	*Over 5 years*	*Total gross value*	*Accrued interest receivable*	*Total*		*pro forma*
Bonds and other fixed-income securities	8,372	5,537	11,773	5,731	31,413	313	31,726	36,594	29,535
Treasury bills and similar securities	6,847	11,349	8,075	4,434	30,705	252	30,957	25,123	28,431
Allowances							(164)	(247)	(212)
Net balance sheet amount							62,519	61,470	57,754

Included are trading securities whose remaining term is not material.

Note 5.3 - Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)	31/12/02			31/12/01			31/12/2000
	Gross amounts	Doubtful accounts	Provisions for doubtful loans and allowances for impairment	Gross amounts	Doubtful accounts	Provisions for doubtful loans and allowances for impairment	pro forma
France (including overseas departments and territories)	22,687	17	56	26,335	12	69	24,380
Other European Economic Area countries	20,801	5	7	16,289	9	12	20,602
Rest of Europe	607		3	649			188
North America	4,878	3	39	5,133	6	31	3,308
Central and South America	2,693	30	17	2,386	22	26	2,036
Africa and the Middle-East	1,453			1,315		3	1,536
Asia and Pacific (excluding Japan)	2,932	47	42	3,371	112	106	1,780
Japan	6,067			5,630		0	3,354
Total gross value	62,118	102	164	61,108	161	247	57,184
Accrued interest receivable	565	13		609	23		782
Allowances							(212)
Net balance sheet amount	62,683	115	164	61,717	184	247	57,754

Breakdown by geographical area of doubtful loans and allowances for treasury bills, bonds and other fixed-income securities is not available for 31 December 2000 pro forma.

Note 6 - Investments, including investments in unconsolidated subsidiaries and other long-term equity investments

List of unconsolidated subsidiary and affiliated companies with a book value in excess of EUR 50 million.

(in millions of euros)	Book value			% equity ownership		
	31/12/02	31/12/01	31/12/00 pro forma	31/12/02	31/12/01	31/12/00 pro forma
Banco Bisel (4)	131			N.A.		
Commercial Bank of Greece	331	276	276	9.0	6.7	6.7
Bradesco		302	322		3.2	4.0
Crédit Logement	147	111	93	16.5	16.5	16.5
Crédit Lyonnais	2,426	1,037	987	17.8	10.3	10.3
Doumer Euterpe (1)		100			100.0	
Gercasa (2)		93	93		100.0	100.0
Partran (3)			63			33.3
Rallye			66			3.9
SEFA (1)	67	67	82	100.0	100.0	100.0
Wafabank	52	52	43	14.8	14.8	13.3
Resona Trust and Banking	86			5.0		
Advances to affiliates' current accounts	438	474	300			
Other investments	1,396	1,490	2,008			
Gross values (5)	5,074	4,002	4,333			
Allowances	(575)	(437)	(384)			
Accrued income	21	27	33			
Net values	4,520	3,592	3,982			

(1) Not consolidated pursuant to CRC Regulation 99-07 (contribution not deemed material).

(2) Companies wound up in 2002.

(3) Company consolidated at 31 December 2001.

(4) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The shares have been provided for in full. In addition, a valuation allowance has also been made for the full value (EUR 236 million) of securities in the individual company accounts. See note 2.4.1. for ownership percentages.

(5) Of which banks: EUR 3,362 million in 2002, versus EUR 1,990 million in 2001 and EUR 2,184 in 2000.

Note 6.1 - Estimated value of equity investments

(in millions of euros)	31/12/02		31/12/01		31/12/00 pro forma	
	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Investments in unconsolidated subsidiary and affiliated companies						
- Unlisted securities	1,654	1,209	1,765	1,360	1,532	1,370
- Listed securities	2,823	3,587	1,719	2,019	2,406	2,898
- Advances to affiliates' current accounts	437	426	472	465	301	292
- Allowances	(552)		(418)		(360)	
Sub-total - investments in unconsolidated subsidiary and affiliated companies	4,362	5,222	3,538	3,844	3,879	4,560
Other long-term investments						
- Unlisted securities	146	151	36	20	87	71
- Listed securities	14	12	9	9	7	6
- Advances to affiliates' current accounts			1			
- Allowances	(23)		(19)		(24)	
Sub-total - other long-term investments	137	163	27	29	70	77
Accrued income	21	21	27	27	33	33
Total	4,520	5,406	3,592	3,900	3,982	4,670

The estimated value of listed securities corresponds to their use value (cf. § 2.1.3.5 and § 2.1.3.6).

Note 7 - Investments in equity affiliates

List of companies in which Crédit Agricole S.A.'s equity interest exceeds EUR 50 million:

Interest in equity affiliates (in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
Financial institutions	11,141	10,498	9,241
Al Bank Al Saudi Al Fransi	357	393	342
BES	415	271	278
Regional Banks and subsidiaries	7,188	6,620	6,062
CAI (Suisse) SA			54
IntesaBci	3,143	3,160	2,321
Banco Bisel subsidiaries			131
Others	38	54	53
Non-financial companies	279	325	6
Partran-Tranquilidade-Tranquilidade Vida	(84)	(38)	(62)
Rue Impériale	335	330	
Others	28	33	68
Balance sheet amount	11,420	10,823	9,247

Note 8 - Intangible assets, bank premises and equipment

(in millions of euros)	31/12/02 Gross value	31/12/02 Accumulated depreciation and amortisation	31/12/02 Net value	31/12/01 Net value	31/12/00 pro forma Net value
Tangible assets					
- Bank premises and equipment	1,855	(883)	972	1,118	1,287
- Assets leased to others	557	(283)	274	426	253
Intangible assets	421	(296)	125	133	126
Accrued income (1)			0	10	8
Total	2,833	(1,462)	1,371	1,687	1,674

(1) Accrued rentals on assets leased to others.

Note 9 - Other fixed assets: changes in net book values

(in millions of euros)	31/12/00 pro forma	31/12/01	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and sales)	Foreign exchange translation adjustments	Other changes	31/12/02
Investments in unconsolidated subsidiary and affiliated companies								
Gross value	3,938	3,484	296	1,686	(965)	(4)	(20)	4,477
Advances to affiliates' current accounts	300	472		77	(110)	(4)	2	437
Allowances	(359)	(418)	(338)	(232)	450		(14)	(552)
Other long-term investments								
Gross value	95	45		104	(2)		13	160
Advances to affiliates' current accounts		1					(1)	0
Allowances	(25)	(19)		(8)	2		2	(23)
Accrued income	33	27					(6)	21
Net book value	3,982	3,592	(42)	1,627	(625)	(8)	(24)	4,520
Intangible assets	126	133	(18)	(16)	29	(4)	1	125
Bank premises and equipment	1,540	1,544	(204)	(32)	(40)	(31)	9	1,246
Accrued income (1)	8	10					(10)	0
Net book value	1,674	1,687	(222)	(48)	(11)	(35)	0	1,371

(1) Accrued rentals on assets leased to others.

Note 10 - Other assets, sundry accounts and prepaid expenses

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
Other assets (1)	16,979	16,755	18,105
Financial options bought	6,330	4,937	5,140
Codevi bonds	2,784	2,717	3,072
Miscellaneous debtors	6,010	6,878	7,304
Other collection accounts	1,853	2,221	2,585
Due from shareholders - unpaid capital	2	2	4
Sundry accounts and prepaid expenses	9,168	10,909	10,486
Deferred tax	201	262	929
Checks and notes in course of collection	419	844	319
Adjustment accounts	791	1,548	1,410
Income receivable	5,723	5,425	5,104
Prepaid expenses	1,028	1,034	690
Unrealised gains and deferred losses on financial futures	376	636	418
Unamortised issue and redemption premiums	228	374	406
Miscellaneous	402	786	1 210
Balance sheet amount	26,147	27,664	28,591

(1) Amounts stated are inclusive of related accrued income and net of allowances.

Note 11 - Allowances and reserves deducted from assets

(in millions of euros)	31/12/00 pro forma	31/12/01	Consolidation changes	Additional amounts set aside	Amounts released or used	Foreign exchange translation adjustments	Other changes	31/12/02
Interbank transactions	245	212		184	(99)	(27)	14	284
Customer-related items	2,882	2,860	(260)	643	(687)	(267)	119	2,408
Lease financing	154	189		101	(91)	(2)	3	200
Securities available for sale, securities held to maturity and equity portfolio securities	393	484	(1)	252	(172)	(34)	1	530
Unconsolidated investments and other long-term investments	384	437	362	241	(476)	(2)	13	575
Others	82	82	(25)	11	(30)	(3)	3	38
Total	4,140	4,264	76	1,432	(1,555)	(335)	153	4,035

Note 12 - Goodwill

Goodwill items exceeding EUR 50 million:

(in millions of euros)	31/12/02			31/12/01	31/12/00 pro forma
	Gross amounts	Amortisation	Net amounts	Net amounts	Net amounts
Amortised over 1 to 5 years inclusive					
Banco Bisel			0	0	15
CPR Online [(1)]	84	(53)	31	61	92
IntesaBci	101	(101)	0	20	40
Amortised over 5 to 10 years inclusive					
CAI (Suisse) S.A.	62	(15)	47	53	53
EFL	168	(19)	149	101	
Banco Bisel subsidiaries			0	46	71
Lukas	287	(53)	234	265	
Sofinco	990	(452)	538	662	785
CPR AM [(1)]	126	(70)	56	65	
Other CPR subsidiaries [(1)]	29	(13)	16	23	106
Amortised over 10 to 15 years inclusive					
BES	62	(15)	47	52	57
Amortised over 15 to 20 years inclusive					
Caisse Régionale de Paris Ile-de-France	77	(4)	73	76	80
IntesaBci	51	(6)	45	47	23
Rue Impériale	243	(19)	224	247	
Other companies	313	(121)	192	177	170
Total	**2,593**	**(941)**	**1,652**	**1,895**	**1,492**

(1) With effect from 2002, CPR's subsidiaries are consolidated individually, following the merger of CPR with CAI. Cumulative net amortisation for these subsidiaries over periods ranging from 5 to 10 years amounted to EUR 88 million at 31 December 2001. Cumulative net amortisation for these subsidiaries over periods ranging from 5 to 10 years amounted to EUR 198 million at 31 December 2000.

Note 13 - Due to banks by maturity date

(in millions of euros)	31/12/02							31/12/01	31/12/00 pro forma
	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits and loans									
- Demand deposits	12,274				12,274	4	12,278	12,238	13,687
- Time deposits	23,180	5,071	3,485	3,663	35,399	416	35,815	43,264	44,234
Securities sold under repurchase agreements	29	143	230	4,485	4,887	157	5,044	5,199	5,269
Pledged securities	12,718	4,084	157	299	17,258	69	17,327	9,583	13,361
Total	**48,201**	**9,298**	**3,872**	**8,447**	**69,818**	**646**			
Balance sheet amount							**70,464**	**70,284**	**76,551**
Crédit Agricole internal transactions									
Current accounts	5,545				5,545		5,545	10,744	11,278
Borrowings, demand and time deposits	3,386	2,753	5,981	1,004	13,124	274	13,398	13,309	15,772
Total	**8,931**	**2,753**	**5,981**	**1,004**	**18,669**	**274**			
Balance sheet amount							**18,943**	**24,053**	**27,050**

Note 14 - Customer-related items: credit balances by maturity date

(in millions of euros)	31/12/02							31/12/01	31/12/00
	Up to 3 months	> 3 months 1 year	> 1 year 5 years	Over 5 years	Total gross value	Accrued interest payable	Total		pro forma
Current accounts	11,072				11,072	26	11,098	12,362	9,605
Goverment-regulated savings schemes									
- Demand deposits	55,718				55,718	5	55,723	50,577	47,505
- Time deposits	10,393	10,957	58,205	8,344	87,899	79	87,978	87,645	89,382
Other debts to customers	26,343	3,299	4,385	861	34,888	756	35,644	41,945	36,044
Pledged securities	14,532	86			14,618	26	14,644	8,152	8,999
Total	118,058	14,342	62,590	9,205	204,195	892			
Balance sheet amount							205,087	200,681	191,535

Note 14.1 - Customer deposits: geographical analysis

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
France (including overseas departments and territories)	170,174	158,445	156,448
Other European Economic Area countries	13,510	14,742	10,577
Rest of Europe	3,931	4,471	2,924
North America	2,785	4,279	2,530
Central and South America	1,365	3,985	3,166
Africa and the Middle-East	8,957	8,742	9,006
Asia and Pacific (excluding Japan)	3,910	5,034	4,156
Japan	455	983	1,348
Total	205,087	200,681	190,155
Accrued interest payable			1,380
Balance sheet amount	205,087	200,681	191,535

Accrued interest is allocated by geographical area as from financial year 2001.

Note 14.2 - Customer deposits : analysis by customer type

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
Private individuals	163,101	159,724	156,063
Farmers	63	91	60
Other professionals	410	509	450
Finance companies	22,158	16,870	13,891
Business entreprises	11,345	12,597	7,456
Government agencies	499	1,962	965
Other customers	7,511	8,928	11,270
Total	205,087	200,681	190,155
Accrued interest payable			1,380
Balance sheet amount	205,087	200,681	191,535

Accrued interest is allocated by customer type as from financial year 2001.

Note 15 - Debts represented by a security: analysis by maturity date

(in millions of euros)	31/12/02 Up to 3 months	>3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Total gross value	Accrued interest payable	Total	31/12/01	31/12/00 pro forma
Savings certificates	34	30	3	21	88		88	77	79
Interbank market instruments	2,456	3,376	95		5,927	259	6,186	4,772	4,828
Negotiable debt instruments:									
- Issued in France	10,167	2,534	3,688	753	17,142		17,142	10,786	13,593
- Issued abroad	9,887	2,611	110		12,608		12,608	18,400	13,665
Bonds (note 15.1)	762	1,860	9,489	9,553	21,664	451	22,115	23,339	23,338
Other debt instruments	102	7	9		118		118	188	139
Balance sheet amount					57,547	710	58,257	57,562	55,642

Note 15.1 - Bonds (analysed by issue currency)

(in millions of euros)	Analysis by maturity date at 31 December 2002 (1) Up to 1 year	> 1 year ≤ 5 years	Over 5 years	Outstanding at 31/12/02	Outstanding at 31/12/01	Outstanding at 31/12/00 pro forma
Euro	2,388	8,400	8,983	19,771	21,674	21,094
- Fixed rate	1,826	5,224	7,639	14,689	16,318	16,330
- Floating rate	562	3,176	1,344	5,082	5,356	4,764
Other EU currencies	0	0	0	0	0	0
- Fixed rate				0	0	0
- Floating rate				0	0	0
US dollars	130	529	29	688	439	985
- Fixed rate	57	240	10	307	324	88
- Floating rate	73	289	19	381	115	897
Japanese yen	85	449	522	1,056	537	506
- Fixed rate	5	74	22	101	12	236
- Floating rate	80	375	500	955	525	270
Other currencies	19	111	19	149	0	0
- Fixed rate	19	44	19	82	0	0
- Floating rate		67		67	0	0
Total - gross amounts	2,622	9,489	9,553	21,664	22,650	22,585
- Fixed rate	1,907	5,582	7,690	15,179	16,654	16,654
- Floating rate	715	3,907	1,863	6,485	5,996	5,931
Accrued interest payable				451	689	753
Balance sheet amount				22,115	23,339	23,338

(1) Before including the effects of hedging contracts.

Note 16 - Other liabilities, sundry accounts and unearned income

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
Other liabilities (1)	23,087	21,508	24,076
Debts related to securities trading	6,662	5,272	5,667
Debts for securities on loan or received under resale agreements	4,025	3,742	3,740
Financial options sold	4,560	3,808	5,457
Miscellaneous accounts payable	6,722	6,373	6,822
Settlement accounts	1,062	2,281	2,348
Payments in process	47	19	26
Others	9	13	16
Sundry accounts and unearned income	15,664	12,657	11,632
Collection and transfer accounts	1,882	874	1,273
Adjustment accounts	2,807	875	1,002
Unearned income	2,324	2,201	2,194
Accrued expenses	7,846	7,706	6,346
Unrealised and deferred gains on financial futures	267	251	259
Others	538	750	558
Balance sheet amount	38,751	34,165	35,708

(1) Amounts include accrued expense payable.

Note 17 - General reserves for expenses and losses

(in millions of euros)	31/12/2000 pro forma	31/12/01	Consolidation changes	Additional amounts set aside	Amounts released or used	Foreign exchange translation adjustments	Other changes	31/12/02
Country risks	449	599	(11)	92	(245)	(30)	(34)	371
Commitment execution risks	261	206	(3)	75	(138)	(7)	(2)	131
Retirement indemnities and similar liabilities	186	170	5	12	(37)	(1)	(1)	148
Financial futures	95	96	4	39	(4)	(1)	(93)	41
Other general reserves (1)	2,030	2,192	(175)	541	(688)	(59)	(111)	1,700
Balance sheet amount	3,021	3,263	(180)	759	(1,112)	(98)	(241)	2,391

(1) Main reserves for other contingencies

(in millions of euros)	31/12/00 pro forma	31/12/01	31/12/02
- reserves for anticipated cost over-runs in preparation for the changeover to the single currency	37	7	
- reserves for sector risks and other credit risks	474	553	446
- reserves for negative net assets of equity investments	30	265	147
- reserves for retirement indemnities and pre-retirement leave	124	95	78
- reserves for litigation	794	638	408
- reserve to cover risk of loss arising in connection with the internal home purchase savings mechanism		145	107
- badwill	206	199	223

Note 18 - Fund for General Banking Risks

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
Home purchase savings [1]	836	936	2,408
Fund for Liquidity and Solvency Banking Risks [2]	610	610	
Codevi (industrial development passbook accounts)	17	17	24
Others	155	153	151
Balance sheet amount	1,618	1,716	2,583

(1) At 31 December 2001, only that portion of the home purchase savings scheme reserve set aside to cover an economic risk or a global interest rate risk connected with the bank's home purchase savings scheme activity is kept in the Fund for General Banking Risks.

(2) This guarantee fund was put in place on the occasion of the initial public offering of Crédit Agricole S.A.

Note 19 - Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/02						31/12/01	31/12/00 pro forma
	Up to 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	Over 5 years	Accrued interest payable	Total		
Subordinated debt with fixed term	200	52	872	6,945	118	8,187	8,063	8,514
Euro	191	52	722	6,799	116	7,880	7,742	8,122
Other EU currencies						0	0	0
US dollars			128	146	1	275	285	381
Japanese yen	9					9	10	11
Other currencies			22		1	23	26	0
Perpetual subordinated debt				1,552	4	1,556	1,503	588
Euro				1,449	4	1,453	1,400	489
Other EU currencies						0	0	0
US dollars				23		23	17	5
Japanese yen				80		80	86	94
Other currencies						0	0	0
Securities and participating loans				2		2	8	4
Total - gross amounts	200	52	872	8,499	122	9,745	9,574	9,106
Accrued interest payable								148
Balance sheet amount						9,745	9,574	9,254

Accrued interest is allocated by category of transaction as from financial year 2001.

Note 20 - Changes in shareholders' equity

(in millions of euros)	Consolidated shareholders' equity					Minority interests	Total including minority interests without Fund for General Banking Risks
	Share capital	Additional paid-in capital, reserves, and retained earnings	Government investment grants	Foreign exchange translation adjustments	Consolidated total		
At 31 December 1999	1,999	7,734	90	102	9,925	1,125	11,050
At 31 December 1999-restated	1,999	7,734	90	102	9,925	2,489	12,414
Dividends paid in 2000		(366)			(366)	(150)	(516)
Changes in share capital	242				242		242
Net change in share issue premiums		942			942		942
Foreign exchange translation adjustments				77	77	23	100
Change in revaluation reserves		(5)			(5)		(5)
Net income for 2000		972			972	334	1,306
Impact of change in Sofinco consolidation method(1)					0	708	708
Purchase of CPR minority interests						(329)	(329)
Impact of application of CRC Regulation 99-07 (2)		(32)			(32)	(2)	(34)
Other changes		(4)	(6)		(10)	127	117
At 31 December 2000	2,241	9,241	84	179	11,745	3,200	14,945
Dividends paid in 2001		(411)			(411)	(225)	(636)
Changes in share capital	676				676		676
Elimination of treasury stock (3)	(6)	(28)			(34)		(34)
Net change in share issue premiums arising from rights issues and shares contributed (4)		2,221			2,221		2,221
Change in government investment grants			28		28		28
Foreign exchange translation adjustments				32	32	(37)	(5)
Change in revaluation reserves		(4)			(4)		(4)
Net income for 2001		1,067			1,067	286	1,353
Change in method of accounting for Fund for General Banking Risks relating to home purchase savings schemes (5)		(328)			(328)		(328)
Other changes(6)		2			2	(2,534)	(2,532)
At 31 December 2001	2,911	11,760	112	211	14,994	690	15,684

(1) Crédit Agricole S.A. took full control over the Sofinco Group at the start of 2000, which has been fully consolidated since that date, whereas it was accounted for by the proportional method previously. Minority interests recorded on that occasion refer to the Regional Banks' interests in Sofinco.

(2) Application of CRC consolidation Regulation 99-07 resulted in the first place in changes in the methods of consolidation, and, second, in changes in the computation of deferred taxation. The resulting impact is computed at the start of the year and charged to the consolidation reserves.

(3) This concerns 2,009,482 Crédit Agricole S.A. shares, held either by itself or by other Group companies, that do not satisfy the regulatory criteria for recording in the consolidated balance sheet (CRC Regulation 2000-02).

(4) Of which EUR 2,304 million reflects the purchase by Crédit Agricole S.A., by means of share transfers, of the Regional Banks' shareholdings in the 7 specialised subsidiaries.

(5) In response to a request from the COB for documentary evidence, Crédit Agricole S.A. no longer recognises deferred corporation tax on the reserve for home purchase savings schemes. The impact of this change was computed at the start of the year and charged to consolidation reserves.

(6) The sharp reduction in minority interests stems from the transfer to Crédit Agricole S.A. by the Regional Banks of their shareholdings in the 7 specialised subsidiaries. At the end of 2001, Crédit Agricole S.A. held the capital of these subsidiaries practically in its entirety.

(in millions of euros)	Consolidated shareholders' equity					Minority interests	Total including minority interests without Fund for General Banking Risks
	Share capital	Additional paid-in capital, reserves, and retained earnings	Government investment grants	Foreign exchange translation adjustments	Consolidated total		
At 31 December 2001	2,911	11,760	112	211	14,994	690	15,684
Dividends paid in 2002		(535)			(535)	(35)	(570)
Dividends received from the Regional Banks and their subsidiaries in 2002[1]		91			91		91
Changes in share capital					0		0
Elimination of treasury stock [2]	(7)	(35)			(42)		(42)
Change in government investment grants			9		9		9
Foreign exchange translation adjustments				(161)	(161)	(26)	(187)
Change in revaluation reserves		5			5	1	6
Net income at 31 December 2002		1,064			1,064	(3)	1,061
Impact of application of CRC Regulation 2000-06		4			4		4
Other changes		2			2	(244)	(242)
At 31 December 2002	2,904	12,356	121	50	15,431	383	15,814

(1) Of which EUR 89 million in dividends received by the Regional Banks.

(2) This concerns 4,334,482 Crédit Agricole S.A. shares, held either by itself or by other Group companies, that do not satisfy the regulatory criteria for recording in the consolidated balance sheet (CRC Regulation 2000-02).

Breakdown of changes in share capital by origin

(in millions of euros)	31/12/02	31/12/01	31/12/00
Payment of dividends in shares		77	80
Capital increase by cash subscription		51	162
Capital increase by asset contribution		548	
Total	0	676	242

Breakdown of changes in share premiums by origin

(in millions of euros)	31/12/02	31/12/01	31/12/00
Payment of dividends in shares		331	285
Capital increase by cash subscription		134	657
Capital increase by asset contribution		1,756	
Total	0	2,221	942

Note 20.1 - Preferred shares

Issuing entity	Issue date	Amount (In millions of USD)	31/12/02 (In millions of euros)	31/12/01 (In millions of euros)	31/12/00 pro forma (In millions of euros)
Indosuez Holding SCA I	December 91	150	0	0	161
Total		150	0	0	161

This company was deconsolidated at 31 December 2001.

Note 21 - Capital funds

(in millions of euros)	31/12/02	31/12/01	31/12/00 pro forma
Shareholders' equity (including minority interests)	15,814	15,684	14,433
Fund for General Banking Risks	1,618	1,716	2,583
Subordinated debt	9,745	9,574	9,254
Other capital funds	11,363	11,290	11,837
Total capital	27,177	26,974	26,270

Note 22 - Analysis of assets, liabilities and shareholders' equity by currency

	Assets			Liabilities and shareholders' equity		
(in billions of euros)	31/12/02	31/12/01	31/12/00 pro forma	31/12/02	31/12/01	31/12/00 pro forma
Euro	424.4	400.6	400.1	420.8	390.4	393.3
Other EU currencies	4.7	7.0	7.1	13.6	14.5	9.7
US dollars	41.2	52.5	51.9	57.0	71.1	66.2
Japanese yen	20.7	19.5	11.6	3.0	5.6	7.2
Other currencies	14.7	15.4	16.2	11.3	13.4	10.5
Total	505.7	495.0	486.9	505.7	495.0	486.9

Note 23 - Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/02	31/12/01
Commitments given (excluding insurance companies)	**95,243**	**70,494**
Financing commitments	**43,051**	**38,976**
Commitments on behalf of credit institutions	6,085	4,213
Commitments on behalf of customers	36,966	34,763
- Confirmed credit lines	36,270	33,957
- Other commitments on behalf of customers	696	806
Guarantee commitments	**50,255**	**29,097**
Commitments given to credit institutions	10,146	8,106
- Documentary credits confirmed	774	771
- Other guarantees given	9,372	7,335
Commitments given to customers	40,109	20,991
- Sureties, endorsements and other guarantees	6,511	4,830
Property sureties		
Loan repayment guarantees	6,511	4,830
- Other guarantees given to customers (1)	33,598	16,161
Commitments on securities	**1,937**	**2,421**
Securities purchased with repurchase or resale option		6
Other commitments given	1,937	2,415
Commitments received (excluding insurance companies)	**49,082**	**25,729**
Financing commitments	**9,643**	**4,682**
Commitments received from credit institutions (1)	7,285	4,185
Commitments received from customers	2,358	497
Guarantee commitments	**35,807**	**17,561**
Commitments received from credit institutions	21,788	2,856
Commitments received from customers	14,019	14,705
- Guarantees received from government and related agencies	8,862	2,844
- Other guarantees received	5,157	11,861
Commitments on securities	**3,632**	**3,486**
Securities purchased with repurchase or resale option		
Other commitments received	3,632	3,486

Details of off-balance sheet commitments for 2000 are not available.

(1) These commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and exchange offer for the capital of Crédit Lyonnais issued on 16 December 2002.

Note 23.1 - Foreign exchange transactions and outstanding foreign currency borrowings

(in millions of euros)	31/12/02		31/12/01		31/12/00	
	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	16,545	16,805	14,699	14,759	15,269	15,792
Foreign currencies	12,899	12,760	10,901	10,417	10,816	10,406
Euros (1)	3,646	4,045	3,798	4,342	4,453	5,386
Forward	534,139	536,089	472,691	473,147	310,639	310,393
Foreign currencies	411,126	408,973	380,277	372,952	226,088	216,385
Euros (1)	123,013	127,116	92,414	100,195	84,551	94,008
Lending and borrowing in foreign currencies	2,971	2,322	2,529	400	3,075	938
Total	553,655	555,216	489,919	488,306	328,983	327,123

(1) Figures for 31 December 2000 and 2001 refer to French francs (euro equivalents).

Note 23.2 - Securitisation transactions

Securitisation transactions carried out on customers' behalf

Crédit Agricole Indosuez has carried out a number of transactions on behalf of customers:

- on 31 December 2002, a EUR 2.1 billion portfolio was securitised in North America with the assistance of the bank, through 4 unconsolidated vehicles (Indosuez Capital Funding II A, Limited; Indosuez Capital Funding III, Limited; Porticoes Funding, L.P.; and Indosuez Capital Funding VI, Limited) and a consolidated vehicle (Serves), in which the bank held EUR 57.3 million in subordinated shares net of provisions, at that date.
- Crédit Agricole Indouez manages an unconsolidated vehicle, Hexagon Finance a.r.l., formed in 1998 for operations carried out in Europe on its customers' behalf. By 31 December 2002, Crédit Agricole Indosuez had issued a total of EUR 178 million in letters of credit to guarantee the risk of default attaching to the receivables securitised by its customers. These letters of credit are financed by Hexagon Finance a.r.l. via the issuance of commercial paper on the money market. No provision was considered necessary at 31 December 2002.

In addition, the bank had granted a total of EUR 2.8 billion in cash lines at 31 December 2002, to the funds involved in these transactions.

Proprietary securitisation transactions

Since 2000, Crédit Agricole Indosuez has carried out six synthetic securitisation transactions (CHLOE 1 to 5 and DAPHNE 1) maturing between 31 July 2005 and 31 December 2007, within the framework of the management of the portfolio of Crédit Agricole Indosuez SA and its branch offices. Total outstandings in these vehicles amount to EUR 13.8 billion, and mainly concern large European and American corporates. CAI has retained the first loss risks (the most subordinated tranches of each transaction, i.e. those not initially rated "investment-grade") for an average of 3.4%.

The outstandings on synthetic transactions are recorded either in the bank's balance sheet under assets or in off-balance sheet items, while most of the protection is recorded off-balance sheet, under financial instruments (credit derivatives purchased, see note 24, hedging transactions).

The bank has retained a total of EUR 474 million in non-investment-grade layers of risk, plus a residual share of the investment-grade tranches amounting to EUR 647 million.

Dedicated funds

Through its subsidiary Crédit Agricole Indosuez Cheuvreux, Crédit Agricole Indosuez holds 51% of Korea 21st Century TR, an unconsolidated South Korean fund with EUR 119 million in funds under management at 31 December 2002.

In addition, Crédit Agricole Indosuez held shares in unconsolidated funds with no intention of holding them long-term, which are therefore classified under securities available for sale. Details at 31 December 2002 are as follows:

(in millions of euros)

Name of fund	Year of creation (approval)	CAI investment	Amount outstanding managed by the fund
Liberty View European Merger Arbitrage	2000	25.0	25.6
Liberty View European Convertible Arbitrage	2000	60.0	110.8
Liberty View Pair Trading	2000	25.0	40.2
CPR Alternatif M T	1992	6.4	28.9
CPR Alternatif L T	2001	3.5	27.0
Liberty View Trend Following	2002	25.8	31.3
Liberty View Global Macro	2001	30.0	30.2
Liberty View Statistical Arbitrage	2002	60.0	62.2
Liberty View Fixed Income Arbitrage	2002	125.0	125.8
Liberty View Plus Funds	at 30 September 2002	181.0	363.0
Liberty View Income Funds	at 30 September 2002	52.3	112.0

Note 24 - Transactions in financial futures and other forward agreements

(in millions of euros)		31/12/02 Hedging transactions	31/12/02 Other transactions	31/12/02 Total	31/12/01 Total	31/12/00 Total
Outright agreements		48,368	2,600,710	2,649,078	2,228,934	1,619,903
Transactions on organised exchanges (1)		3,501	187,279	190,780	388,300	210,857
Interest rate instruments		3,269	170,908	174,177	169,014	198,928
Foreign exchange instruments			9,762	9,762	157	193
Equities and stock exchange index instruments		232	6,609	6,841	219,129	11,736
Other exchange instruments				0	0	0
OTC transactions (1)		44,867	2,413,431	2,458,298	1,840,634	1,409,046
Interest rate swaps		42,229	1,800,864	1,843,093	1,482,540	1,189,962
Future rate agreements		175	407,686	407,861	212,987	122,978
Equities and stock exchange index instruments			9,026	9,026	8,461	6,090
Other financial futures		2,463	195,855	198,318	136,646	90,016
Conditional agreements		6,782	451,691	458,473	264,237	235,822
Transactions on organised exchanges		1,151	14,433	15,584	25,779	7,409
Interest rate futures	Bought	23	15	38	9,100	903
	Sold	24	959	983	8,151	2,172
Equities and stock exchange index instruments	Bought	2	8,009	8,011	3,390	1,484
	Sold	223	5,061	5,284	4,607	1,597
Foreign exchange futures	Bought	448	192	640	342	628
	Sold	431	197	628	189	625
OTC transactions		5,631	437,258	442,889	238,458	228,413
Interest rate swaps	Bought	88	30,835	30,923	12,237	23,819
	Sold	147	31,894	32,041	13,737	26,555
Interest rate futures	Bought	1,269	74,772	76,041	67,244	55,854
	Sold	1,315	68,468	69,783	62,039	54,216
Equities and stock exchange index instruments	Bought	75	8,187	8,262	7,448	4,069
	Sold	357	37,418	37,775	18,435	7,487
Foreign exchange futures	Bought	1	89,779	89,780	23,517	28,264
	Sold	1	89,644	89,645	23,331	28,149
Other financial futures	Bought			0	69	
	Sold			0	270	
Credit derivatives	Bought	1,304	3,465	4,769	10,062	
	Sold	1,074	2,796	3,870	69	
Total		55,150	3,052,401	3,107,551	2,493,171	1,855,725

(1) For outright transactions, the amounts stated are the aggregate positions bought or sold in the case of interest rate swaps and swap options, or the total bought or sold for other contracts.

Note 24.1 - Transactions in financial futures: analysis by maturity date

Notional amounts (in millions of euros)	OTC			Organised exchanges			31/12/02	31/12/01	31/12/00
	Up to 1 year	> 1 year 5 years	Over 5 years	Up to 1 year	> 1 year 5 years	Over 5 years	Total	Total	Total
Interest rate instruments	1,195,228	768,758	495,757	152,751	22,447	0	2,634,941	2,037,048	1,675,377
- Futures				151,730	22,447		174,177	169,014	198,928
- Future rate agreements	366,892	40,893	76				407,861	212,985	122,978
- Interest rate swaps	764,724	617,900	460,469				1,843,093	1,482,539	1,189,952
- Interest rate instruments	28,712	25,622	8,630				62,964	25,975	50,374
- Caps, floors and collars	33,509	83,137	26,164				142,810	121,258	100,165
- Other financial futures - conditional	1,391	1,206	418	1,021			4,036	25,277	12,980
Foreign exchange instruments and gold derivatives	272,585	72,213	32,945	10,383	596	51	388,773	184,181	147,885
- Outright agreements	100,325	65,274	32,719	9,762			208,080	136,802	90,219
- Options	172,260	6,939	226	621	596	51	180,693	47,379	57,666
Other financial futures	28,736	29,932	5,034	20,131	4	0	83,837	271,942	32,463
- Equity and stock exchange index derivatives	27,693	22,944	4,244	273			55,154	261,664	32,344
- Precious metal derivatives	182			19,858	4		20,044	147	85
- Commodity derivatives							0	0	34
- Credit derivatives	861	6,988	790				8,639	10,131	0
Sub-total	1,496,549	870,903	533,736	183,265	23,047	51	3,107,551	2,493,171	1,855,725
- Foreign exchange futures	1,043,639	26,486	103				1,070,228	945,838	621,032
Total	2,540,188	897,389	533,839	183,265	23,047	51	4,177,779	3,439,009	2,476,757

Note 24.2 - Financial futures transactions - Counterparty risk

(in millions of euros)	31/12/02		31/12/01		31/12/00	
	Mark-to-market values	Potential credit risk	Mark-to-market values	Potential credit risk	Mark-to-market values	Potential credit risk
Risks on OECD governments and central banks and equivalent institutions	462	225	343	183	63	79
Risks on OECD financial institutions and equivalent institutions	56,101	19,357	22,858	15,071	16,958	11,440
Risks on other counterparties	4,062	2,292	3,054	2,060	2,167	1,381
Total by category of counterparty	60,625	21,874	26,255	17,314	19,188	12,900
Risks on:						
- interest rate, exchange rate and commodities contracts	51,195	20,016	23,939	15,777	17,968	12,072
- equity and index derivatives	9,430	1,858	2,316	1,537	1,220	828
Impact of netting agreements	45,174	9,754	13,255	5,641	11,156	4,747
Total after impact of netting agreements	15,451	12,120	13,000	11,673	8,032	8,153

Contracts between members of the network are not included since they carry no risk.

Note 25 - Net interest income and related revenues

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Money market and interbank items	9,666	8,201	7,794
Crédit Agricole internal transactions	6,461	6,794	5,960
Customer-related items	4,509	5,909	5,256
Lease financing	747	648	532
Bonds and other fixed-income securities (Note 26)	2,371	2,551	2,747
Other interest income	44	49	73
Total interest receivable and similar income	23,798	24,152	22,362
Money market and interbank items	(10,985)	(10,146)	(9,508)
Crédit Agricole internal transactions	(1,165)	(1,635)	(1,359)
Customer-related items	(6,565)	(7,457)	(7,194)
Lease financing	(294)	(229)	(199)
Bonds and other fixed-income securities	(2,982)	(3,622)	(3,483)
Other interest expense	(257)	(21)	(19)
Total interest payable and similar expense	(22,248)	(23,110)	(21,762)
Net interest income	1,550	1,042	600

Note 26 - Income from securities

(in millions of euros)	Bonds and other fixed-income securities 31/12/02	31/12/01 pro forma	31/12/00 pro forma	Variable-income securities 31/12/02	31/12/01 pro forma	31/12/00 pro forma
Investments including unconsolidated subsidiary and affiliated companies, and other long-term investments				108	150	124
Securities available for sale and equity portfolio securities	680	669	555	41	65	86
Codevi passbook accounts	154	149	181			
Held-to-maturity securities	1,231	1,427	1,772			
Other securities transactions	306	306	239			
Total	2,371	2,551	2,747	149	215	210

Note 27 - Net commission and fee income

(in millions of euros)	31/12/02 Income	Expense	Net	31/12/01 pro forma Income	Expense	Net	31/12/00 pro forma Income	Expense	Net
Interbank transactions	144	(87)	57	116	(48)	68	70	(38)	32
Crédit Agricole internal transactions	69	(951)	(882)	63	(1,069)	(1,006)	68	(1,092)	(1,024)
Customer transactions	583	(152)	431	645	(123)	522	487	(96)	391
Securities transactions	335	(96)	239	337	(68)	269	550	(96)	454
Foreign exchange transactions	31	(7)	24	47	(3)	44	44	(5)	39
Financial futures and other off-balance sheet transactions	96	(86)	10	72	(49)	23	61	(61)	0
Financial services income (Note 28)	1,527	(1,395)	132	1,653	(1,177)	476	1,755	(1,264)	491
Total	2,785	(2,774)	11	2,933	(2,537)	396	3,035	(2,652)	383

Note 28 - Financial services income

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Fees paid by customers for management of mutual funds and securities	798	819	890
Payment processing fees	51	(13)	18
Life insurance commissions	(469)	(439)	(502)
Other gains (losses)	(248)	109	85
Net amount	132	476	491

Note 29 - Net income (loss) from trading transactions

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Securities and derivatives	1,056	2,114	1,691
Foreign exchange	530	330	470
Net amount	1,586	2,444	2,161

Note 30 - Net gains (losses) from transactions on securities available for sale

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Securities available for sale			
Allowances for impairment of value	(81)	(114)	(157)
Release of allowances	71	94	90
Net change in allowances	(10)	(20)	(67)
Gains on sale of securities (1)	544	751	909
Losses on sale of securities	(217)	(286)	(103)
Net gains (losses) on sale of securities	327	465	806
Net gains (losses) on sale of securities available for sale	317	445	739
Equity portfolio securities			
Allowances for impairment of value	(127)	(67)	
Release of allowances	49	34	
Net change in allowances	(78)	(33)	0
Gains on sale of securities	188	408	568
Losses on sale of securities	(17)	(8)	(44)
Net gains (losses) on sale of securities	171	400	524
Net gains (losses) on sale of equity portfolio securities	93	367	524
Net gains (losses) from transactions on available for sale and equity portfolio securities	410	812	1,263

The precise split between allocations to and recoveries from valuation allowances between securities available for sale and equity portfolio securities is not available for 31 December 2000 pro forma. All amounts were automatically recorded in securities available for sale.

(1) Including EUR 65 million in capital gains on the disposal of available-for-sale securities following the transfer of held-to-maturity securities (see note 5).

Note 31 - Operating expenses

Note 31.1 - Personnel costs

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Salaries	(1,486)	(1,636)	(1,480)
Social security	(450)	(490)	(469)
Incentive schemes	(13)	(31)	(46)
Profit-sharing	(33)	(40)	(59)
Payroll-related tax	(72)	(81)	(82)
Total	(2,054)	(2,278)	(2,136)

In 2002, remuneration paid to the Board of Directors and Management Committee of Crédit Agricole S.A. Group amounted to EUR 17 million.

Note 31.2 - Average number of employees (1)

Personnel category	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Executive	9,831	9,386	8,394
Supervisory	5,785	6,005	6,541
Clerical	7,262	13,362	4,314
Total	22,878	28,753	19,249
of which: in France	12,550	12,633	12,320
outside France	10,328	16,120	6,929

(1) The reduction in the number of employees stemmed primarily from deconsolidation of Bisel group (6,043 employees).

Note 31.3 - Other operating expenses

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Taxes other than on income or payroll-related	(143)	(202)	(158)
External services	(1,558)	(1,669)	(1,331)
Other administrative expenses	60	107	(29)
Total	(1,641)	(1,764)	(1,518)

Note 32 - Risk-related costs

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Provisions made	(1,222)	(1,964)	(1,370)
Doubtful debts	(854)	(1,060)	(549)
Other allowances	(368)	(904)	(821)
Release of allowances	1,568	2,267	1,239
Doubtful debts	872	1,185	712
Other allowances	696	1,082	527
Net change	346	303	(131)
Bad debts written off - not provided for	(70)	(85)	(168)
Bad debts written off - provided for	(552)	(697)	(523)
Recoveries on bad debts written off	69	108	130
Risk-related costs	(207)	(371)	(692)

Note 33 - Net income (loss) on fixed assets

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Financial fixed assets			
Provisions made			
On held-to-maturity securities	(9)	(11)	(5)
On unconsolidated subsidiaries and other long-term equity investments	(241)	(120)	(46)
Allowances released			
On held-to-maturity securities	1	9	1
On unconsolidated subsidiaries and other long-term equity investments	282	241	260
Net change	33	119	210
On held-to-maturity securities	(8)	(2)	(4)
On unconsolidated subsidiaries and other long-term equity investments	41	121	214
Gains on sale			
Of held-to-maturity securities	16	2	9
Of unconsolidated subsidiaries and other long-term equity investments	234	165	111
Losses on sale			
Of held-to-maturity securities	(3)	(9)	(1)
Of unconsolidated subsidiaries and other long-term equity investments	(352)	(264)	(26)
Net gain (loss) on sale	(105)	(106)	93
Of held-to-maturity securities	13	(7)	8
Of unconsolidated subsidiaries and other long-term equity investments	(118)	(99)	85
Net income (loss)	(72)	13	303
Tangible and intangible fixed assets			
Gains on sale	3	42	14
Losses on sale	(5)	(24)	(8)
Net gain (loss) on sale	(2)	18	6
Net income (loss) on fixed assets	(74)	31	309

Note 34 - Corporate income tax

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Current tax	(168)	(591)	(400)
Deferred tax income (expense)	(44)	(170)	452
Net charge for year	(212)	(761)	52

Effective tax rate at 31 December 2002

(in millions of euros and % tax rate)	Base	Tax rate	Taxation
Income before tax, goodwill amortisation and income (loss) of equity affiliates	1,083	35.43%	(384)
Impact of permanent timing differences		1.02%	(11)
Impact of differential tax rates on foreign subsidiaries		-2.77%	30
Impact of losses for the year, utilisation of tax loss carryforwards and timing differences		-13.76%	149
Impact of taxation at 19% rate		-0.55%	6
Impact of other items		0.18%	(2)
Effective tax rate and charge		19.55%	(212)

Deferred tax assets are not booked because their recovery is considered improbable: EUR 47 million at 31 December 2002.
Current tax for 2002:
- on earnings excluding exceptional items: EUR 243 million,
- on exceptional items: EUR 31 million.

Note 35 - Share of net income (losses) of equity affiliates

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Non-financial companies	(36)	(24)	(18)
Financial institutions	512	728	521
Total	476	704	503

Note 36 - Extraordinary items

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Retirement and early-retirement indemnities	(5)	(2)	(4)
Cost of changeover to euro	3	42	(5)
Information systems and restructuring	(72)	(12)	(45)
Litigation	5	(28)	(107)
Fine imposed on the financial community by the Competition Authorities		0	(69)
Contribution to guarantee fund - deposits and securities	(1)	(9)	(10)
Fund for Liquidity and Solvency Banking Risks		152	0
Home purchase savings schemes decentralisation mechanism (cf. § 1.2)		(382)	0
Decrease in "internal loss rate" (cf. § 2.1.6)		760	0
Provision for Argentina risk		(98)	0
Miscellaneous (including negative foreign exchange translation adjustment for deconsolidation of Banco Bisel)	(64)	(90)	21
Total	(134)	333	(219)

Note 37 - Information relating to income from banking activities

Note 37.1 - Net banking income by business segment and geographic region (1)

(in millions of euros)	31/12/02 French retail banking	Corporate and investment banking	Asset management, insurance and private banking	International retail banking	Proprietary asset management and other activities	Total	31/12/01 pro forma Total	31/12/00 pro forma Total
France (including overseas departments and territories)	791	1,198	1,107	0	93	3,189	3,576	3,475
Other European Economic Area countries	0	147	549	268	0	964	1,021	934
Rest of Europe	0	138	67	212	0	417	310	264
North America	0	15	284	0	0	299	323	320
Central and South America	0	14	0	23	0	37	584	166
Africa and the Middle East	0	0	158	0	0	158	180	230
Asia and Pacific (excluding Japan)	0	4	190	0	0	194	250	310
Japan	0	4	67	0	0	71	70	25
Net banking income	791	1,520	2,422	503	93	5,329	6,314	5,724

(1) The above analysis was derived in part from management information systems.

Note 37.2 - Net income at 31 December 2002 by business segment (1) (3)

(in millions of euros)	French retail banking	Corporate and investment banking	Asset management, insurance and private banking	International retail banking	Proprietary asset management and other activities	Total
Net banking income	791	1,520	2,422	503	93	5,329
Operating expenses	(466)	(839)	(1,858)	(353)	(413)	(3,929)
Gross operating income	325	681	564	150	(320)	1,400
Risk-related costs	(103)	(11)	(171)	(133)	211	(207)
Net operating income	222	670	393	17	(109)	1,193
Share of net income (losses) of equity affiliates (2)	464	3	52	(17)	(26)	476
Net income (loss) on fixed assets			32	(33)	(73)	(74)
Net ordinary income (before tax)	686	673	477	(33)	(208)	1,595
Exceptional items	2	(6)	(28)	(55)	(47)	(134)
Corporation tax	(84)	(199)	(117)	(5)	193	(212)
Net allocations to (reversals from) Fund for General Banking Risks	(1)	(2)	5	(4)	100	98
Income before goodwill amortisation	603	466	337	(97)	38	1,347
Amortisation of goodwill	(124)	(27)	(36)	(77)	(22)	(286)
Net income	479	439	301	(174)	16	1,061
Minority interests	2	5	(13)	2	1	(3)
Consolidated net income	477	434	314	(176)	15	1,064

Note 37.2 - Net income at 31 December 2001 by business segment pro forma (1) (3)

(in millions of euros)	French retail banking	Corporate and investment banking	Asset management, insurance and private banking	International retail banking	Proprietary asset management and other activities	Total
Net banking income	760	1,520	2,712	866	456	6,314
Operating expenses	(448)	(804)	(2,012)	(632)	(455)	(4,351)
Gross operating income	312	716	700	234	1	1,963
Risk-related costs	(100)	(1)	(161)	(272)	163	(371)
Net operating income	212	715	539	(38)	164	1,592
Share of net income (losses) of equity affiliates (2)	348	3	56	229	68	704
Net income (loss) on fixed assets					31	31
Net ordinary income (before tax)	560	718	595	191	263	2,327
Exceptional items	6	3	(34)	(137)	495	333
Corporate income tax	(78)	(218)	(132)	26	(359)	(761)
Net allocations to (reversals from) Fund for General Banking Risks	(2)	(8)			(34)	(44)
Income before goodwill amortisation	486	495	429	80	365	1,855
Amortisation of goodwill	(124)	(12)	(59)	(56)	(46)	(297)
Net income	362	483	370	24	319	1,558
Minority interests	(2)	(17)	(40)	(19)	(12)	(90)
Consolidated net income	360	466	330	5	307	1,468

Note 37.2 - Net income at 31 December 2000 by business segment pro forma (1) (3) (4)

(in millions of euros)	French retail banking	Corporate and investment banking	Asset management, insurance and private banking	International retail banking	Proprietary asset management and other activities	Total
Net banking income	725	1,355	2,976	324	344	5,724
Operating expenses	(435)	(714)	(1,956)	(322)	(470)	(3,897)
Gross operating income	290	641	1,020	2	(126)	1,827
Risk-related costs	(78)	(47)	(254)	(151)	(162)	(692)
Net operating income	212	594	766	(149)	(288)	1,135
Share of net income (losses) of equity affiliates (2)	301	1	49	116	36	503
Net income (loss) on fixed assets					309	309
Net ordinary income (before tax)	513	595	815	(33)	57	1,947
Exceptional items	(5)	(1)	(135)	4	(82)	(219)
Corporate income tax	(77)	(136)	(176)	51	390	52
Net allocations to (reversals from) Fund for General Banking Risks	(10)	(3)			(130)	(143)
Income before goodwill amortisation	421	455	504	22	235	1,637
Amortisation of goodwill	(123)	(14)	(13)	(56)	1	(205)
Net income	298	441	491	(34)	236	1,432

(1) The above analysis was derived in part from management information systems.

(2) Details of the operations and contribution of the Regional Banks and their subsidiaries to French retail banking are provided in note 37.2.1.

(3) Banking logistics operations are recorded in the Proprietary asset management and other activities segment, whereas in previous years they were assigned to each of the segments concerned. Pro forma data reflect this new allocation.

(4) The split between minority interests and Group share is not available for 31 December 2000 pro forma.

Note 37.2.1 - French retail banking - Operations and contribution of Regional Banks and their subsidiaries

(in millions of euros)	31/12/02	31/12/01 pro forma	31/12/00 pro forma
Net banking income (1)	10,318	9,842	9,445
Operating expenses	(6,248)	(6,136)	(5,904)
Gross operating income	4,070	3,706	3,541
Risk-related costs	(535)	(674)	(396)
Net operating income	3,535	3,032	3,145
Net income (loss) on fixed assets	(39)	1,753	22
Net ordinary income (before tax)	3,496	4,785	3,167
Exceptional items	(130)	(539)	(369)
Corporate income tax	(960)	(1,138)	(917)
Allocations to the Fund for General Banking Risks	(265)	(1,150)	(271)
Cumulative reported net income of consolidated Regional Banks (2)	2,141	1,958	1,610
Cumulative reported net income of consolidated Regional Banks' subsidiaries	44	31	25
Consolidation restatements and eliminations (3)	(136)	(97)	(20)
Consolidated net income of equity affiliates (100%)	2,049	1,892	1,615
Consolidated net income of equity affiliates (25%)	512	473	404
Consolidation restatements and eliminations	(89)	(125)	(103)
Gain on increase in share of Regional Banks' reserves (4)	41		
Share of net income (losses) of equity affiliates	464	348	301

(1) Certain items have been excluded from 2001 pro forma data. In particular the 2001 pro forma figures exclude a) net revenues from the reinvestment of surplus cash (EUR 6.01 billion) resulting from the rights issues following the purchase by Crédit Agricole S.A., via CCA, of an equity interest in the Regional Banks, and b) the impact on the Regional Banks of the lowering of the decentralisation rate from 66.66% to 50%.

(2) Cumulative reported net income of the consolidated Regional Banks at 31 December 2001 is presented in the pro forma statements before elimination of capital gains (net of tax and expenses) realised on the sale of Crédit Agricole S.A. shares (EUR 1.3 billion) and exceptional charges relating to the Initial Public Offering (EUR 1.1 billion).

(3) Including -EUR 165 million at 31 December 2001 in respect of elimination, in the pro forma statements, of capital gains (net of tax and expenses) realised on the sale of Crédit Agricole S.A. shares and exceptional charges relating to the Initial Public Offering.

(4) For the restated period, the pro forma data do not incorporate assumptions regarding payment of dividends by the Regional Banks to Crédit Agricole S.A. Nor do they reflect assumptions regarding the impact of changes in the share capital of the Regional Banks. In this regard, no change in CASA's share of earnings posted to reserves has been presented for the period reconstituted for pro forma purposes. The impact of dividend payments is recorded for the first time in first-half 2002. Computation of these dividend payments for the period takes account of the eligibility date of the CCI and CCA equity securities held by Crédit Agricole S.A. at the dividend payment dates decided by the various Regional Banks.

Note 37.3 - Net income by geographic region[1]

(in millions of euros)	31/12/02							
	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Net operating income	Share of net income (losses) of equity affiliates	Net income (loss) on fixed assets	Net ordinary income (before tax)
France (including overseas departments and territories)	3,189	(2,309)	880	(4)	876	473	(77)	1,272
Other European Economic Area countries	964	(762)	202	(97)	105	(65)	5	45
Rest of Europe	417	(261)	156	(23)	133	0	(2)	131
North America	299	(215)	84	(68)	16	0	(1)	15
Central and South America	37	(37)	0	(30)	(30)	4	0	(26)
Africa and the Middle-East	158	(103)	55	(26)	29	64	0	93
Asia and Pacific (excluding Japan)	194	(198)	(4)	40	36	0	0	36
Japan	71	(44)	27	1	28	0	1	29
Net amount	5,329	(3,929)	1,400	(207)	1,193	476	(74)	1,595

(in millions of euros)	31/12/02								31/12/01 pro forma	31/12/00 pro forma
	Net ordinary income before tax	Extraordinary items	Corporate income tax	Net allocations to (reversals from) Fund for General Banking Risks	Net income before goodwill amortisation	Goodwill amortisation	Net income	Minority interests	Group share	Net income	Net income
France (including overseas departments and territories)	1,272	(68)	(104)	102	1,202	(194)	1,008	6	1,002	1,270	899
Other European Economic Area countries	45	(10)	(38)	0	(3)	(31)	(34)	(25)	(9)	320	337
Rest of Europe	131	(2)	(39)	0	90	(59)	31	8	23	71	79
North America	15	8	(8)	(4)	11	(6)	5	0	5	(110)	(96)
Central and South America	(26)	(50)	0	0	(76)	6	(70)	(7)	(63)	(30)	137
Africa and the Middle-East	93	(2)	(7)	0	84	(2)	82	15	67	70	51
Asia and Pacific (excluding Japan)	36	(7)	(8)	0	21	0	21	0	21	(50)	31
Japan	29	(3)	(8)	0	18	0	18	0	18	17	(6)
Net amount	1,595	(134)	(212)	98	1,347	(286)	1,061	(3)	1,064	1,558	1,432

(1) The above analysis was derived in part from management information systems.

Note 38 - Insurance activities

The French Insurance Code lays down specific accounting policies and valuation methods applicable to insurance activities, as required by French legislation.

Note 38.1 - Insurance companies' investments

(in millions of euros)	31/12/02 Gross book value	31/12/02 Net book value	31/12/02 Net fair value	31/12/01 Gross book value	31/12/01 Net book value	31/12/01 Net fair value	31/12/00 pro forma Gross book value	31/12/00 pro forma Net book value	31/12/00 pro forma Net fair value
1 - Real estate investments (incl. assets in progress)	2,400	2,390	2,546	2,076	2,066	2,154	1,633	1,623	1,640
2 - Equities and other variable-income securities other than mutual funds	3,128	3,102	2,623	2,717	2,716	3,342	2,313	2,312	3,758
3 - Mutual funds other than those in category 4	5,773	5,773	4,872	4,182	4,182	4,551	3,236	3,236	4,409
4 - Mutual funds invested exclusively in fixed-income securities	8,036	8,036	9,367	6,425	6,425	7,605	6,370	6,370	7,261
5 - Bonds and other fixed-income securities	61,475	60,811	65,390	58,796	58,164	60,947	53,448	52,873	55,361
6 - Mortgage loans	6	6	6	6	6	6	6	6	6
7 - Other loans and related instruments	169	169	169	131	131	131	126	126	126
8 - Deposits with ceding companies		0							
9 - Other deposits, funds deposited under guarantees and other investments	130	130	138	596	593	608	347	348	348
10 - Assets underlying unit-linked insurance policies	6,138	6,138	6,138	6,762	6,762	6,762	6,882	6,882	6,882
Total	87,255	86,555	91,249	81,691	81,045	86,106	74,361	73,776	79,791
Consolidation restatements		(1,650)			(1,655)			(1,691)	
Net balance sheet amount		84,905			79,390			72,085	

Note 38.2 - Other assets related to insurance activities

(in millions of euros)	31/12/02 Life	31/12/02 Non-life	31/12/02 Total	31/12/01 Life	31/12/01 Non-life	31/12/01 Total	31/12/00 pro forma Life	31/12/00 pro forma Non-life	31/12/00 pro forma Total
Accounts receivable related to direct insurance business	311	155	466	263	124	387	209	92	301
Accounts receivable related to reinsurance activities	1	148	149	0	121	121		98	98
Deferred acquisition costs		25	25		22	22		20	20
Technical reinsurance valuations			0			0			0
Deferred unrealised foreign exchange gains	1		1	2	0	2	3	0	3
Other assets			0			0			0
Total	313	328	641	265	267	532	212	210	422
Consolidation restatements			0						
Net balance sheet amount			641			532			422

Note 38.3 - Analysis of insurance companies' technical reserves

	31/12/02			31/12/01			31/12/00 pro forma		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Reserve for unearned premiums		239	239		204	204		174	174
Actuarial reserve for life insurance policies (life fund)	74,274		74,274	67,845		67,845	61,145		61,145
Reserve for claims payable	814	417	1,231	818	336	1,154	766	264	1,030
Reserve for amounts payable on with-profit policies and discounts	1,814	62	1,876	1,326	49	1,375	1,244	43	1,287
Equalisation reserves	11	6	17	22	4	26	20	7	27
Other technical reserves	1	377	378	2	311	313	1	255	256
Total excluding technical reserves related to unit-linked policies	76,914	1,101	78,015	70,013	904	70,917	63,176	743	63,919
Technical reserves related to unit-linked policies	6,139		6,139	6,770		6,770	6,895		6,895
Total technical reserves - gross	83,053	1,101	84,154	76,783	904	77,687	70,071	743	70,814
Reinsurers' share in technical reserves	(84)	(60)	(144)	(65)	(36)	(101)	(55)	(36)	(91)
Net technical reserves	82,969	1,041	84,010	76,718	868	77,586	70,016	707	70,723

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total insurance companies' technical reserves.

Note 38.4 - Other liabilities related to insurance activities

	31/12/02			31/12/01			31/12/00 pro forma		
(in millions of euros)	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities corresponding to cash deposits received from ceding companies against technical insurance commitments			0						
Liabilities related to direct insurance business	212	52	264	184	33	217	161	25	186
Liabilities related to reinsurance activities	11	206	217	4	155	159	1	125	126
Technical reinsurance valuations			0			0			0
Deferred reinsurance commission income			0			0			0
Unrealised foreign exchange gains	1		1	1		1	1		1
Total	224	258	482	189	188	377	163	150	313
Consolidation restatements			(1)						
Total			481			377			313

Note 38.5 - Gross margin on insurance activities

(in millions of euros)	31/12/02 Life	31/12/02 Non-life	31/12/02 Total	31/12/01 pro forma Life	31/12/01 pro forma Non-life	31/12/01 pro forma Total	31/12/00 pro forma Life	31/12/00 pro forma Non-life	31/12/00 pro forma Total
Gross premiums	9,501	801	10,302	9,275	677	9,952	9,957	562	10,519
Less: reinsurance premiums	(12)	(49)	(61)	(11)	(34)	(45)	(1)	(14)	(15)
Net premiums	9,489	752	10,241	9,264	643	9,907	9,956	548	10,504
Investment income	4,839	57	4,896	4,217	48	4,265	4,132	40	4,172
Adjustments related to unit-linked policies (capital gains)	7		7	11		11	(43)		(43)
Other technical income and gains			0			0			0
Technical and financial revenues from insurance activities	14,335	809	15,144	13,492	691	14,183	14,045	588	14,633
Claims	(4,736)	(422)	(5,158)	(4,254)	(366)	(4,620)	(4,031)	(411)	(4,442)
Less: reinsured claims		12	12	6	22	28	1	81	82
Net claims	(4,736)	(410)	(5,146)	(4,248)	(344)	(4,592)	(4,030)	(330)	(4,360)
Charges related to technical reserves	(2,812)	(133)	(2,945)	(3,578)	(118)	(3,696)	(5,134)	(15)	(5,149)
Less: reinsurers' share in technical reserves	11	7	18	4	(10)	(6)	5	(88)	(83)
Net provision for technical reserves	(2,801)	(126)	(2,927)	(3,574)	(128)	(3,702)	(5,129)	(103)	(5,232)
Policyholders' share of with-profits policies	(3,421)	(62)	(3,483)	(3,284)	(49)	(3,333)	(3,149)	(43)	(3,192)
Costs related to investments	(833)	(9)	(842)	(547)	(9)	(556)	(693)	(7)	(700)
Adjustments related to unit-linked policies (losses)	(1,485)		(1,485)	(919)		(919)	(327)		(327)
Other technical expense and losses			0			0			0
Technical and financial expense for insurance activities	(13,276)	(607)	(13,883)	(12,572)	(530)	(13,102)	(13,328)	(483)	(13,811)
Gross margin on insurance activities	1,059	202	1,261	920	161	1,081	717	105	822
Consolidation restatements			(7)			115			(89)
Gross margin on insurance activities			1,254			1,196			733

Crédit Agricole Group insurance companies hold securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income (EUR 57.6 million) from these securities has been written back to the gross margin on insurance activities, to reflect interest income.

»Report of the statutory auditors on the consolidated financial statements

Freely translated from French

(Financial year ended 31 December 2002)

To Shareholders of Crédit Agricole S.A.

As directed at your Shareholders' Meeting, we report herein on our examination of the consolidated financial statements of Crédit Agricole S.A. for the financial year ended 31 December 2002, as attached to this report.

The consolidated financial statements were closed by the Board of Directors, and our mission consists in expressing an opinion on the said consolidated financial statements on the basis of our audit.

We have conducted our audit according to French accounting practice, which requires that we perform all necessary verifications to obtain reasonable assurances that the annual financial statements contain no significant anomalies. An audit consists in examining, by means of spot checks, conclusive documents in support of the data supplied in the said financial statements. It also consists in assessing the accounting principles and policies applied and the significant estimations utilised in order to prepare the financial statements, and in appreciating their overall presentation. We consider that our checks provide a reasonable basis for the opinion expressed below.

We certify that the consolidated financial statements have been, according to French accounting rules and principles, regularly and fairly drawn up and faithfully reflect the assets, financial condition and results of the consolidated Group.

We have further reviewed the information pertaining to the Group provided in the management report. We have no remarks regarding the fairness or consistency of this information with the consolidated financial statements.

Neuilly-sur-Seine and Paris, 21 March 2003

The Statutory Auditors

Barbier Frinault et Autres
Ernst & Young
Valérie Meeus René Proglio

Cabinet Alain Lainé
Alain Lainé

Parent company financial statements

Contents

» Crédit Agricole S.A. balance sheets

Assets

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Cash, money market and interbank items	**47,328**	**56,727**	**56,578**
Cash, due from central banks and French postal system	3,826	633	1,127
Treasury bills and similar items	5,751	5,566	7,112
Due from banks	37,751	50,528	48,339
Crédit Agricole internal transactions	**149,978**	**141,697**	**147,015**
Customer-related items	**2,038**	**2,888**	**3,468**
Other loans	1,483	2,519	2,481
Customer current account receivables	555	369	987
Securities	**12,449**	**14,702**	**14,521**
Bonds and other fixed-income securities	7,097	8,094	6,359
Shares and other variable-income securities	5,352	6,608	8,162
Investments, bank premises and equipment	**23,788**	**22,006**	**11,798**
Investments and other long-term equity investments	13,971	12,646	6,249
Investments in subsidiary and affiliated companies	9,610	9,136	5,317
Intangible assets, bank premises and equipment	207	224	232
Treasury shares	**11**		
Other assets, sundry accounts and prepaid expenses	**14,929**	**14,918**	**12,379**
Other assets	6,531	5,772	6,678
Sundry accounts and prepaid expenses	8,398	9,146	5,701
Total assets	**250,521**	**252,938**	**245,759**

» Crédit Agricole S.A. statements of off-balance sheet commitments

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Guarantees and commitments given	**22,109**	**36,398**	**35,016**
Financing commitments given	**7,249**	**9,658**	**3,568**
Financing commitments to banks and credit institutions	5,545	7,869	1,316
Commitments to Crédit Agricole entities	1,065	1,537	1,740
Commitments to customers	639	252	512
Guarantees given	**14,860**	**26,649**	**31,027**
Guarantees to banks and credit institutions	10,424	22,191	26,259
Guarantees to Crédit Agricole entities	4,014	4,409	4,401
Guarantees and commitments to customers	422	49	97
Commitments on securities	**-**	**91**	**421**

Liabilities and shareholders' equity

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Money market and interbank items	**20,163**	**24,658**	**24,922**
Due to central banks and current accounts with French postal system		5	2
Due to banks	20,163	24,653	24,920
Crédit Agricole internal transactions	**18,951**	**24,056**	**27,055**
Customer-related items	**151,865**	**147,489**	**146,901**
Special savings schemes	142,346	136,033	134,418
Other accounts	9,519	11,456	12,483
Debts represented by a security	**22,994**	**22,466**	**21,961**
Miscellaneous sundry accounts and liabilities	**13,677**	**13,562**	**9,739**
Other liabilities	2,484	2,856	2,008
Sundry accounts and unearned income	11,193	10,706	7,731
Reserves and subordinated debt	**9,163**	**7,373**	**3,948**
General reserves for expenses and losses	1,311	1,731	1,845
Subordinated debt	7,852	5,642	2,103
Fund for General Banking Risks	**1,463**	**1,563**	**2,432**
Shareholders' equity except FGBR	**12,245**	**11,771**	**8,801**
Share capital	2,917	2,917	2,241
Additional paid-in capital	5,954	5,954	4,295
Reserves and retained earnings	2,361	1,851	1,750
Regulated reserves and investment grants	5	4	3
Net income for the year	1,008	1,045	512
Total liabilities and shareholders' equity	**250,521**	**252,938**	**245,759**

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Guarantees and commitments received	**4,632**	**3,439**	**2,312**
Financing commitments received	**4,433**	**3,137**	**1,755**
Financing commitments from banks and credit institutions	91	112	248
Financing commitments from Crédit Agricole entities	4,342	3,025	1,507
Guarantees received	**195**	**297**	**277**
Guarantees from banks and credit institutions	172	243	231
Guarantees from Crédit Agricole entities	6	6	9
Guarantees from other organisations	17	48	37
Securities transactions	**4**	**5**	**280**

» Crédit Agricole S.A. statements of income

(in millions of euros)	31/12/2002	31/12/2001	31/12/2000
Net interest income	657	821	239
Income from variable-income securities	960	689	503
Net commission and fee income	(868)	(918)	(969)
Net income from financial transactions	185	514	1,080
Other net banking income		4	41
Net banking income	934	1,110	894
Operating expenses	(350)	(333)	(346)
Personnel costs	(155)	(158)	(156)
Other operating expenses	(172)	(152)	(167)
Depreciation and amortisation	(23)	(23)	(23)
Gross operating income	584	777	548
Risk-related costs	173	(28)	(89)
Net operating income	757	749	459
Net income (loss) on fixed assets	(202)	(218)	209
Net ordinary income (before tax)	555	531	668
Net extraordinary items	(8)	567	(71)
Corporate income tax	362	(16)	(24)
Net allocation to the Fund for General Banking Risks and regulated reserves	99	(37)	(61)
Net income	1,008	1,045	512

» Changes in shareholders' equity

(in millions of euros)	Share capital	Additional paid-in capital, reserves and retained earnings	Regulated reserves and investment grants	Total shareholders' equity
At 31 December 1999	1,999	5,470	16	7,485
Dividends paid in 1999		(367)		(367)
Changes in share capital (1)	242			242
Net change in share issue premiums (2)		942		942
Net income for 2000		512		512
Other changes			(13)	(13)
At 31 December 2000	2,241	6,557	3	8,801
Dividends paid in 2000		(409)		(409)
Changes in share capital (1)	676			676
Net change in share issue premiums (2)		1,657		1,657
Net income for 2001		1,045		1,045
Other changes			1	1
At 31 December 2001	2,917	8,850	4	11,771
Dividends paid in 2001		(535)		(535)
Changes in share capital				
Net change in share issue premiums				
Net income at 31 December 2002		1,008		1,008
Other changes			1	1
At 31 December 2002	2,917	9,323	5	12,245

(1) Breakdown of changes in share capital by origin	*31/12/2002*	*31/12/2001*	*31/12/2000*
Payment of dividends in shares	-	77	80
Capital increase by cash subscription	-	51	162
Capital increase by asset contribution	-	548	-

(2) Breakdown of changes in share premiums by origin	*31/12/2002*	*31/12/2001*	*31/12/2000*
Payment of dividends in shares	-	331	285
Capital increase by cash subscription	-	134	657
Capital increase by asset contribution	-	1,192	-

»Investments in subsidiary and affiliated companies and other long-term investments

Names and addresses	Currency	Share capital	Retained earnings and other reserves	Equity ownership (%)	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2002	Dividends received by CA S.A. in the year
		(in millions of local currency)			(in millions of euros)						
At 31 December 2002					Gross	Net					
Investments whose book value exceeds 1% of Crédit Agricole S.A.'s share capital											
1) Subsidiary companies that are credit institutions (more than 50%-owned)					4,340	4,025					
BANCO BISEL Bartolome Mire 602 2000 Rosario Santa Fe (Argentina)	Pesos	N.A.	N.A.	N.A.	236	-	100 (1)	-	N.A.	N.A.	-
CL DE DÉVELOPPEMENT DE LA CORSE Avenue Napoléon III 20193 Ajaccio (France)	Euros	99	-	99.8	99	20	-	-	-	-	-
FONCARIS 91-93, boulevard Pasteur 75015 Paris (France)	Euros	225	105	100.0	320	320	-	-	51	30	28
IDIA PARTICIPATIONS 100, boulevard du Montparnasse 75014 Paris (France)	Euros	144	95	78.2	185	185	-	-	8	7	-
LUKAS S.A. pl. Orlat LWOWSKICH 1 53 605 Wroclaw (Poland)	Zlotis	1	121	19.3	90	90	-	22	43	0	-
CRÉDIT AGRICOLE INDOSUEZ 9, quai Paul Doumer 92400 Courbevoie (France)	Euros	965	2,567	96.2	3,032	3,032	7,623	1,525	2,644	253	158
SEGESPAR 90, boulevard Pasteur 75015 Paris (France)	Euros	7	333	92.7	197	197	-	-	81	57	50
TRANSFACT 91-93, boulevard Pasteur 75015 Paris (France)	Euros	8	17	100.0	38	38	624	21	53	1	2
UCABAIL 128-130, boulevard Raspail 75288 Paris Cedex 06 (France)	Euros	55	218	100.0	143	143	4,454	20	187	19	18
2) Affiliated companies that are credit institutions (10% to 50%-owned)					12,200	12,149					
BANCO DEL DESARROLLO Avenue Libertador Bernardo D'Higgins 949 Castilla Santiago (Chile)	CLP	94	107	23.7	31	31	-	-	232	19	4
CAISSE DE REFINANCEMENT HYPOTHÉCAIRE 35, rue La Boétie 75008 Paris (France)	Euros	76	3	37.7	29	29	-	-	N.C.	N.C.	1

» Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses At 31 December 2002	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments Gross (in millions of euros)	Book value of investments Net	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2002	Dividends received by CA S.A. in the year
INTESABCI Piazza Paolo Ferrari, 10 20121 Milano (Italy)	Euros	3,561	N.C.	15.8	3,027	2,976	60	-	N.C.	N.C.	45
CRÉDIT LYONNAIS 18, rue de la République 69000 Lyon (France)	Euros	1,808	8,378	17.8	2,426	2,426	-	-	6,762	938	27
CRÉDIT LOGEMENT 50, boulevard Sébastopol 75003 Paris (France)	Euros	844	52	16.5	147	147	-	-	N.C.	N.C.	7
CR ALPES PROVENCE Esplanade des Lices 13642 Arles (France)	Euros	161	590	25.0	210	210	4,329	-	607	62	-
CR ALSACE VOSGES 1, place de la Gare BP 440 67008 Strasbourg Cedex (France)	Euros	111	440	25.0	131	131	3,058	-	342	52	-
CR ANJOU ET MAINE 40, rue Prémartine 72000 Le Mans (France)	Euros	273	862	25.0	234	234	5,611	-	632	62	-
CR AQUITAINE 304, boulevard du Président Wilson 33076 Bordeaux Cedex (France)	Euros	114	1,256	25.0	310	310	4,854	-	683	111	-
CR ATLANTIQUE-VENDEE Route de Paris 44949 Nantes (France)	Euros	126	748	25.1	196	196	4,782	2	606	49	-
CR BRIE 24, avenue du Maréchal Foch 77101 Meaux (France)	Euros	77	380	25.0	107	107	2,575	-	334	32	-
CR CALVADOS 15, esplanade Brillaud de Laujardière 14050 Caen Cedex (France)	Euros	67	161	25.0	53	53	1,421	-	184	20	-
CR CANTAL 1, rue Alexandre Pinard 15000 Aurillac (France)	Euros	15	270	25.0	65	65	950	-	123	15	-
CR CENTRE FRANCE 3, avenue de la Libération 63045 Clermond-Ferrand Cedex 9 (France)	Euros	124	869	25.0	253	253	4,467	-	660	88	-
CR CENTRE LOIRE 8, allée des Collèges 18920 Bourges Cedex (France)	Euros	166	697	25.0	182	182	4,118	-	526	60	-
CR CENTRE OUEST 29, boulevard de Vanteaux BP 509 87044 Limoges Cedex (France)	Euros	55	352	25.0	89	89	2,140	-	260	28	-
CR CENTRE-EST 1, rue Pierre de Truchis de Lays 69541 Champagne-au-Mont-d'Or (France)	Euros	156	1,279	25.1	323	323	6,637	-	895	83	-

» Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses At 31 December 2002	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments Gross (in millions of euros)	Book value of investments Net	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2002	Dividends received by CA S.A. in the year
CR CHAMPAGNE BOURGOGNE 269, faubourg Croncels 10000 Troyes (France)	Euros	229	438	25.0	114	114	4,072	-	508	50	-
CR CHARENTE PÉRIGORD rue d'Épagnac BP 21 16800 Soyaux (France)	Euros	133	232	25.0	77	77	2,182	-	311	26	-
CR CHARENTE MARITIME-DEUX SÈVRES 12, boulevard Guillet-Maillet 17100 Saintes (France)	Euros	117	498	25.0	130	130	3,623	-	441	38	-
CR CÔTE D'ARMOR La Croix Tual 22440 Ploufragan (France)	Euros	97	390	25.0	118	118	2,689	-	324	43	-
CR DES SAVOIE PAE Les Glaisins 4, avenue du Pré-Félin 74985 Annecy Cedex 09 (France)	Euros	200	413	25.0	152	152	5,540	2	597	58	-
CR FINISTÈRE 7, route du Loch 29555 Quimper Cedex 9 (France)	Euros	128	474	25.0	135	135	3,176	-	423	44	-
CR FRANCHE-COMTÉ 11, avenue Elisée Cusenier 25084 Besancon Cedex 9 (France)	Euros	159	334	25.0	109	109	2,998	-	360	40	-
CR GARD 408, chemin du Mas de Cheylon 30000 Nîmes (France)	Euros	93	221	25.0	77	77	1,835	-	268	31	-
CR ILLE-ET-VILAINE 19, rue du Pré-Perché BP 2025X 35040 Rennes Cedex (France)	Euros	97	421	25.0	121	121	3,063	-	354	34	2
CR LOIRE-HAUTE LOIRE 94, rue Bergson 42000 Saint-Étienne (France)	Euros	88	532	25.0	131	131	2,779	-	518	52	-
CR LORRAINE 56-58, avenue André Malraux 54017 Metz Cedex (France)	Euros	53	380	25.0	115	115	3,114	-	387	53	-
CR MIDI Avenue du Montpelleret-Maurin 34977 Lattes Cedex (France)	Euros	104	595	25.0	162	162	3,752	-	486	57	-
CR MORBIHAN Avenue de Kéranguen 56956 Vannes Cedex 9 (France)	Euros	77	319	25.0	92	92	2,625	-	350	28	1
CR NORD-EST 25,rue Libergier 51100 Reims (France)	Euros	159	946	25.5	252	252	5,508	-	684	79	-
CR NORMAND Avenue de Paris 50000 Saint-Lô (France)	Euros	85	590	25.0	152	152	3,100	-	391	47	-

» Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses	Currency	Share capital (in millions of local currency)	Retained earnings and other reserves (in millions of local currency)	Equity ownership (%)	Book value of investments Gross (in millions of euros)	Book value of investments Net	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2002	Dividends received by CA S.A. in the year
At 31 December 2002											
CR NORMANDIE SEINE Cité de l'agriculture BP 800 76230 *Bois-Guillaume Cedex* (France)	Euros	85	574	25.0	162	162	3,541	1	458	40	-
CR OISE *18, rue d'Allonne* 60000 Beauvais (France)	Euros	112	417	25.0	178	178	2,258	-	277	31	1
CR PARIS ET ILE-DE-FRANCE *26, quai de la Rapée* 75012 Paris (France)	Euros	59	1,314	25.0	488	488	7,933	-	1,200	200	11
CR NORD DE FRANCE *10, avenue Foch* 59020 Lille (France)	Euros	151	1,232	25.6	378	378	6,251	-	811	102	-
CR PROVENCE CÔTE D'AZUR *Avenue Paul Arène les Négadis* 83002 Draguignan (France)	Euros	77	633	25.0	166	166	3,665	-	583	56	-
CR PYRÉNÉES GASCOGNE *11, boulevard Pt Kennedy BP 329* 65003 Tarbes Cedex (France)	Euros	89	443	25.0	139	139	3,244	-	479	49	-
CR QUERCY ROUERGUE *53, rue Gustave Larroumet BP 29* 46021 Cahors Cedex (France)	Euros	67	352	25.0	101	101	2,473	-	295	37	-
CR RÉUNION *Parc Jean de Cambiaire* 97462 Saint-Denis Cedex (France)	Euros	46	250	25.0	73	73	1,103	-	184	29	-
CR SOMME *500, rue Saint-Fuscien* 80095 Amiens Cedex 3 (France)	Euros	105	283	25.0	106	106	1,679	-	223	22	-
CR SUD ALLIANCE *219, avenue François Verdier* 81000 Albi Cedex (France)	Euros	73	271	25.0	80	80	2,079	-	258	26	-
CR SUD MÉDITERRANÉE *30, rue Pierre Bretonneau* 66000 Perpignan (France)	Euros	25	251	25.5	66	66	1,723	-	226	25	-
CR SUD RHÔNE ALPES *15-17, rue Paul Claudel BP 67* 38041 Grenoble Cedex 09 (France)	Euros	102	533	25.0	138	138	4,347	-	514	35	-
CR TOULOUSE ET MIDI TOULOUSAIN *6-7, place Jeanne d'Arc* 31000 Toulouse (France)	Euros	127	374	25.0	110	110	2,442	-	326	31	-
CR TOURAINE ET POITOU *18, rue Salvador Allende* 86000 Poitiers (France)	Euros	138	544	25.0	168	168	3,183	-	408	49	-
CR VAL DE FRANCE *1, rue Daniel Boutet* 28000 Chartres (France)	Euros	71	391	25.0	97	97	2,575	1	323	26	-

» Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses	Currency	Share capital	Retained earnings and other reserves	Equity ownership (%)	Book value of investments		Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2002	Dividends received by CA S.A. in the year
		(in millions of local currency)			(in millions of euros)						
At 31 December 2002					Gross	Net					
3) Other subsidiary companies (more than 50%-owned)					5,453	5,305					
CA DO BRAZIL Praia de Botafogo 228-1405 Rio de Janeiro (Brazil)	Real	44	(44)	100.0	34	-	-	-	-	-	-
CA BOURSE 48, rue La Boétie 75008 Paris (France)	Euros	21	80	100.0	74	74	-	-	23	22	-
CA DEVEUROPE BV Herengracht 386, 1016 CJ Amsterdam (The Netherlands)	Euros	6	582	71.3	417	417	-	-	-	(5)	-
DELFINANCES 91-93, boulevard Pasteur 75015 Paris (France)	Euros	151	25	100.0	171	171	-	-	18	11	12
FINANCIÈRE LAPÉROUSE 46, rue de Bassano 75008 Paris (France)	Euros	592	9	77.2	457	457	-	-	37	24	22
FIRECA 91-93, boulevard Pasteur 75015 Paris (France)	Euros	152	-	100.0	78	78	-	-	N.C.	N.C.	-
PACIFICA 91-93, boulevard Pasteur 75015 Paris (France)	Euros	112	6	60.0	72	72	-	-	165	12	5
PREDICA 50-56, rue de la Procession 75015 Paris (France)	Euros	345	1,581	100.0	1,642	1,642	-	6,098	1,120	300	246
SACAM (Sacam 1,2,3, Sofinco) 48, rue La Boétie 75008 Paris (France)	Euros	1,580	426	100.0	1,471	1,471	1,285	-	737	122	97
SEFA 91-93, boulevard Pasteur 75015 Paris (France)	Euros	67	1	99.9	67	67	-	-	N.C.	N.C.	-
SOPAR 91-93, boulevard Pasteur 75015 Paris (France)	Euros	43	12	100.0	75	75	-	-	4	3	-

» Investments in subsidiary and affiliated companies and other long-term investments (continued)

Names and addresses At 31 December 2002	Currency	Share capital	Retained earnings and other reserves	Equity ownership (%)	Book value of investments Gross	Book value of investments Net	Loans and advances outstanding granted by CA S.A.	Guarantees and endorsements given by CA S.A.	Revenues for the year	Net income for 2002	Dividends received by CA S.A. in the year
		(in millions of local currency)			(in millions of euros)						
UI 100, boulevard du Montparnasse 75014 Paris (France)	Euros	408	208	100.0	724	724	-	-	115	76	87
UNIFICA 117, quai du Président Roosevelt 92130 Issy-les-Moulineaux (France)	Euros	40	57	100.0	171	57	-	-	13	7	4
4) Other affiliated companies (10% to 50%-owned)					930	913					
BESPAR Rua Saò-Bernardo 62 1200 Lisbonne (Portugal)	Euros	683	268	22.9	272	255	-	-	N.C.	32	-
RUE IMPÉRIALE 49, rue de la République 69002 Lyon (France)	Euros	25	207	23.6	591	591	-	-	N.C.	N.C.	4
SCI SOCIÉTÉ IMMOBILIÈRE DE LA SEINE 91-93, boulevard Pasteur 75015 Paris (France)	Euros	129	4	45.5	67	67	-	-	-	4	-
Other investments					919	835					
Other investments in companies that are credit institutions					298	269					
Related companies that are credit institutions					398	395					
Other related companies					125	92					
Other investments					98	79					
Total subsidiary and affiliated companies and other long-term investments					**23,843**	**23,228**					
Advances and accrued income					356	353					
Net balance sheet amounts					**24,199**	**23,581**					

(1) These receivables are fully provisioned.

N.A.: not applicable

N.C.: not communicated

Legal and administrative information

Contents

» General information

• Company information

» Registered name and registered office

Since the Extraordinary general meeting of 29 November 2001, the registered name of the company has been: **Crédit Agricole S.A.** Prior to that decision, the registered name of the company was Caisse Nationale de Crédit Agricole (acronym CNCA). Its registered office is located at 91-93, boulevard Pasteur, 75015 Paris, France.
Company documents and information may be consulted at the registered office.

» Trade and Company Registry, and registration number

The company is registered with the Paris Trade and Company Registry, under number 784 608 416. APE code: 651 D.

» Financial year

The company's financial year starts on 1 January and ends on 31 December of each year.

» Date of formation and duration of company

The company was born out of the transformation of Caisse Nationale de Crédit Agricole (CNCA), a French public industrial and commercial establishment, into a "société anonyme" (public limited company) enacted by the 18 January 1988 Act (French law No. 88-50) reorganising the Caisse Nationale de Crédit Agricole as a mutual company.
It will expire on 31 December 2086 unless extended or wound up previously as decided by an extraordinary general meeting of shareholders.

» Form and legislation

(Article 1 of the memorandum and articles of association)

Crédit Agricole S.A. is a French "société anonyme" with a Board of Directors governed by ordinary corporate law, notably Book II of the Commercial Code.
Crédit Agricole S.A. is also subject to the provisions of the Monetary and Financial Code, and in particular:
- the provisions of the 24 January 1984 Act (Law No. 84-46) relating to the business and monitoring of credit institutions and the 2 July 1996 Act (Law No. 96-597) relating to the modernisation of financial activities; and
- the 18 January 1988 Act (Law No. 88-50) concerning the reorganisation of the Caisse Nationale de Crédit Agricole as a mutual company.

The company remains subject to the unrepealed provisions of Book V of the former Rural Code.
Crédit Agricole S.A. has been registered as a credit institution, in the mutual or co-operative banks category, since 17 November 1984, and as such is subject to oversight by the banking supervisory bodies, the Commission Bancaire in particular.
Since the listing of its shares on the Euronext Paris Premier Marché, Crédit Agricole S.A. has further been subject to currently applicable stock market regulations, in particular those pertaining to public disclosure obligations.

» Corporate purpose

(Article 3 of the memorandum and articles of association)

The object of Crédit Agricole S.A. is to facilitate and promote the activities and development of the Regional Banks and the Crédit Agricole Group.
In furtherance of this purpose:
- Crédit Agricole S.A. operates as a central financial institution and ensures that the Group acts as a single financial unit in its dealings with third parties with a view to optimising the financial management of funds and, in return, re-distributing the financial resources so collected;
- Crédit Agricole S.A. collects and manages the excess deposits and savings of the Regional Banks, as well as savings collected by such Banks on its behalf;
- Crédit Agricole S.A. grants facilities to the Regional Banks to help fund their medium and long-term loans. It ensures that the transformation risks pertaining to the company, its subsidiaries and the Regional Banks are assumed;

- it implements the mechanisms for guaranteeing transactions by the Regional Banks;
- in its own name and on behalf of the companies in the Crédit Agricole Group, Crédit Agricole S.A. negotiates and enters into domestic and international agreements which may affect the credit of the Group. It signs all nation-wide agreements with the State;
- in France and abroad, Crédit Agricole S.A. performs all types of banking, financial, credit, investment or securities transactions and related services under the Monetary and Financial Code, guarantee, arbitrage, brokerage and commission transactions, whether for its own account or for the account of others, without prejudice to the remit of the Regional Banks;
- in accordance with the provisions of the Monetary and Financial Code, as the central body of the Crédit Agricole Group, Crédit Agricole S.A. ensures the cohesion of the Group network, the proper operation of the credit institutions that are a part thereof, and compliance by such institutions with the applicable laws and regulations by exercising administrative, technical and financial supervision thereof; it guarantees the liquidity and solvency of the entire network and all institutions affiliated therewith;
- and, as a general matter, Crédit Agricole S.A. engages in all types of commercial, financial, personal and real property transactions and provides all services directly or indirectly related to its corporate purpose, provided that they are in furtherance thereof.

» Statutory distribution of profit

(Article 29 of the memorandum and articles of association)

Five per cent of the profit for a financial year less any accumulated losses shall be posted to the legal reserve until the reserve reaches one-tenth of the share capital.

The balance, increased by retained earnings, if any, shall constitute the profit available for distribution which the annual general meeting shall:

- allocate to one or more ordinary or extraordinary, optional reserve funds, with or without a specific purpose;
- distribute to shareholders as a dividend in proportion to the number of shares held.

The annual general meeting may offer each shareholder a choice between payment of all or part of the distributed dividend or advances thereon in cash or shares.

» General meetings

(Articles 21, 23 and 25 of the memorandum and articles of association)

Notice of meeting, attendance, voting rights

General meetings of shareholders are called and shall deliberate in accordance with currently applicable law and regulations.

General meetings shall take place at the registered office of the company or in any other place stipulated in the meeting notice.

Any shareholder, regardless of the number of shares he owns, has the right to attend general meetings of shareholders and to participate in their deliberations, either personally, by proxy or by post, provided that:

- for holders of registered shares, the said shares have been registered with the company;
- for holders of bearer shares, a certificate from an authorised intermediary has been filed at the location indicated in the meeting notice confirming that the shares registered in the account may not be transferred from the filing date until the day following the meeting date.

Said formalities must be completed at least five days prior to the meeting. The Board of Directors may reduce this period if in the interest of the general meeting.

Shareholders who are unable to attend a meeting in person may:

- be represented by another shareholder or by his or her spouse; or
- vote by post; or
- forward a proxy to the company without naming a proxy holder as provided for by applicable laws and regulations.

Shareholders of the company who are not domiciled in France may be registered in an account and be represented at meetings by an intermediary registered on their behalf which has general power of attorney to manage the shares, provided that, when it opened its account, the said intermediary informed the company or the financial intermediary which maintains the account, of its capacity as the intermediary holding the shares on another's behalf in accordance with applicable laws and regulations.

Conditions relating to the exercise of voting rights

The quorum at ordinary and extraordinary general meetings of shareholders is calculated on the basis of the total number of shares making up the share capital, and in the case of special meetings of shareholders, on the basis of the total number of shares of the relevant class, less those shares not entitled to vote, as provided by law.

In the case of voting by post, only ballots received by the company prior to the meeting within the time periods and under the conditions prescribed by law and regulations shall count towards the quorum.

Proxy votes with no named proxy holder shall be counted by the Chairman as votes in favour of the resolutions presented or approved by the Board of Directors, and as votes against all other resolutions.

Except in the case of special powers of attorney provided for by law, each shareholder at a meeting shall have as many votes as shares held for which all capital calls have been met.

At all ordinary and extraordinary general meetings and all special meetings of shareholders, the voting rights attached to shares having a beneficial owner shall be exercised by the beneficial owner.

The company shall have the right to request from an intermediary registered on behalf of a shareholder who is not domiciled in France, but which has a general power of attorney to manage the securities of that shareholder, to provide a list of shareholders which it represents whose votes will be exercised at a Meeting. The votes or proxies exercised by an intermediary which has not disclosed that it is acting in that capacity in accordance with applicable laws and regulations or the present articles of association, or which has not disclosed the identity of the securities holders, shall not be counted.

» Form and method of registering shares (Article 7 of the memorandum and articles of association)

Holders may elect to hold shares in registered or bearer form, subject to statutory and regulatory provisions. They shall be registered in shareholders' accounts on the terms and conditions provided for by law. They may be transferred between accounts.

» Litigation and exceptional events

There are no exceptional events or litigation pending, at the time of registration of this document, that have had in the recent past, or are liable to have, a material impact on the financial condition, business operations, results or assets of Crédit Agricole S.A. parent company and Group.

The main legal and tax proceedings involving Crédit Agricole S.A. Group entities are itemised in the COB shelf-registration document No. R.02-098 of 7 May 2002 and the COB "Notes d'opération" No. D.02-0230-A01 of 18 October 2002 . There have been no significant developments regarding these proceedings since then.

However, in its decisions of 21 and 28 January 2003, the Court of First Instance in Paris rejected the application by the Verte France association to have the Crédit Agricole Regional Banks and certain Local Banks declared null and void. Crédit Agricole S.A. considers that this decision confirmed its own view that the prime purpose of the complaint was to attract media attention and did not represent a real legal risk for Crédit Agricole.

Finally, the Verte France association applied to the Cour de Cassation to overturn the ruling of the Paris Court of Appeal on 14 May 2002 rejecting its request to cancel the COB certification of the pathfinder prospectus issued to the public on the occasion of Crédit Agricole S.A.'s initial public offering.

In addition, Crédit Agricole Indosuez and the Russian National Reserve Bank (NRB) announced on 13 May 2003 that they had reached agreement on the dispute between them over foreign currency futures contracts. The two banks intend to pursue their collaboration in Russia.

Finally, Crédit Agricole S.A. (formerly Caisse Nationale de Crédit Agricole or CNCA) noted on 15 May 2003 that had been charged with complicity in the fraudulent utilisation of public subsidies to farmers in Corsica in the early-1990s. At that time, CNCA frequently acted in conjunction with, or at the request of, government agencies in helping to deal with the difficulties facing agriculture in Corsica. Crédit Agricole S.A. wishes to point out that it too suffered considerable losses and is itself a plaintiff in this case. Crédit Agricole S.A. has contested the charge against CNCA, which is materially and legally groundless, and has applied for the case to be dropped.

» Binding agreements

Crédit Agricole S.A. is not bound to any patent, licence, nor to any industrial, commercial or financial supply contract.

• Information concerning the share capital

» Purchase by the company of its own shares

(Decision of the ordinary annual general meeting of 29 November 2001)

64th resolution: authorisation to be given to the Board of Directors to trade in the company shares

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, having taken cognisance of the report of the Board of Directors, decides, under condition precedent the first quotation of the company's shares on the Premier Marché of Euronext Paris S.A., to authorise the Board to trade in the company's shares, with power of sub-delegation, pursuant to Articles L. 225-209 et seq. of the French Code of Commerce.

This authorisation is granted to the Board until its renewal by a future ordinary general meeting and, in any case, for a period of 18 months from the date of this meeting.

Under no circumstances may purchases of the company's shares by the Board of Directors under the authorisation granted herein lead the company to hold more than ten per cent (10%) of the shares making up its share capital.

Within the framework of the share repurchase programme put in place by the company, shares may be purchased, sold or transferred by all means, namely on the open market, or over the counter, or again by recourse to financial derivatives traded on a regulated market or over the counter (such as puts and calls, or any combination thereof), in accordance with the conditions laid down by the competent market authorities and at such times as the Board of Directors or person delegated by the Board of Directors shall deem appropriate. It is further stipulated that block purchases of shares may represent the totality of the said programme.

The total amount available to the company for the purpose of purchasing its own shares in the above period is set at EUR 750 million. The maximum purchase price is set at 150% of the price offered to institutional investors at the time of the company's initial public offering. The minimum sale price is set at 50% of the said initial price offered to institutional investors.

This authorisation is designed to enable the company to deal in its shares on the stock market or off-market with a view to making all allocations permitted by law, or which may come to be permitted by law or regulations. In particular the company may avail itself of this authorisation for purposes of:

- stabilising the share price by purchasing and/or selling shares against the market trend;
- buying and/or selling the company's shares within the framework of transactions connected with the initial public offering;
- buying and/or selling the company's shares in response to market conditions;
- performing investment services as defined in Articles L321-1 et seq. of the French Monetary and Financial Code;
- granting stock options to employees (or certain employees) and/or directors and officers holding managerial posts (or certain thereof) in the company and companies or groups affiliated (or which will be affiliated) to it, as defined in Article L. 225-180 of the French Commercial Code;
- granting shares in the company to the employees referred to in the foregoing paragraph in recognition of their contribution to the growth of the company, or to a company savings scheme;
- holding the shares of the company thus purchased, to sell them or, more generally, to transfer them by whatever legal means, and in particular by exchanging or contributing said shares within the framework of external growth transactions or subsequent to the issuance of securities carrying an entitlement to equity in the company's share capital or in connection with the implementation by the company of an asset or financial management policy;
- cancelling the shares, subject to adoption of the fifty-ninth resolution.

Purchases and/or sales or transfers of the company's shares by the Board of Directors under this authorisation may take place at any time during the period of validity of the share repurchase programme.

The company may also utilise the shares purchased in accordance with the laws and regulations, and in particular Regulation 89-03 of the Commission des Opérations de Bourse, while public cash tender offers or merger offers initiated by the company are in progress.

The company must report each month to the Conseil des Marchés Financiers on purchases, sales and transfers carried out, and more generally perform all requisite formalities and make all necessary filings.

The general meeting grants full powers to the Board of Directors to implement this authorisation and to determine the procedures for doing so, with the possibility of sub-delegating this authorisation, notably for the purpose of placing stock market orders, signing deeds, reaching agreements, performing formalities and filings, and generally to take all necessary steps.

Number of shares purchased during the year	745,968	
Weighted average price of purchases made	15.3445	euros
Trading expenses	31,906.96	euros
Total amount, at purchase price	11,446,498.40	euros
Number of shares registered in the name of the company at 31/12/2002	745,968	
Percentage of share capital held by the company	0.0767%	

Within the framework of the share repurchase programme approved by the ordinary annual general meeting of 29 November 2001, and in keeping with Article L.225-211 of the French Commercial Code, the Board of Directors brings to the attention of the annual general meeting the above information pertaining to the utilisation made of this programme in 2002 for the purposes of stabilising the share price of Crédit Agricole S.A.

» Breach of thresholds

In addition to the legal and regulatory provisions in force concerning the breach of ownership thresholds, Crédit Agricole S.A.'s Articles of Association (Article 8A) stipulate that any natural person or legal entity, acting solely or with others, who directly or indirectly holds 0.5% of the capital stock or voting rights must inform the company, by recorded delivery with advice of receipt, at its registered office, within five days of the date on which the shares which allowed him to reach or breach said threshold were registered, of the total number of shares and voting rights he owns, as well as the total number of securities which may eventually be converted into shares, and any voting rights which may be attached thereto.

The said statement must be renewed as set forth above each time that the number of shares or voting rights attains a multiple of a 0.5% threshold (through either a purchase or sale of shares) of the total shares or voting rights.

If a shareholder has not made the required statements as set forth above, he shall lose his voting right for shares which exceed the level which should have been reported, as provided for by law, if one or more shareholders holding at least 2% of the shares or voting rights so request during a general meeting.

With respect to the window of liquidity mechanism organised for the benefit of employee shareholders at the time of Crédit Agricole S.A.'s initial public offering in 2001, SNC Crédit Agricole Transactions reported having purchased 2.77% of the share capital of Crédit Agricole S.A. in February 2002; some of these shares were purchased from the Crédit Agricole S.A. Actionnariat and Crédit Agricole S.A. Actions employee investment funds. The resulting crossing of shareownership notification thresholds was reported by Crédit Agricole Epargne Salariale. Crédit Agricole S.A. has not been notified of any other change in equity threshold in the course of 2002.

» Recent changes in share capital

At its meeting on 31 January 2002, the Board of Directors of Crédit Agricole S.A. noted that on 28 December 2001, the date of the certificate issued by the custodian, and following the rights issue reserved for the employees of Crédit Agricole Group, the authorised capital had been increased by EUR 50,698,617, from EUR 2,865,931,080 to EUR 2,916,629,697.

There has been no change in the share capital since 28 December 2001.

Statement of changes in Crédit Agricole S.A. share capital

Date and type of transaction	Nominal amount of capital increase	Total additional paid-in capital	Number of shares issued	Cumulative capital stock (in FRF then EUR)	Total number of shares
				Francs	
Share capital at 31/12/1997				9,679,567,800	48,397,839
24-06-1998 capital increase, price FRF 799.10 per share (annual general meeting of 27/05/1998)	1,797,617,600	5,384,763,520.8	8,988,088	11,477,185,400	57,385,927
24-06-1998 capital increase reserved for CNCA Transactions venture capital mutual fund, price FRF 799.10 per share (annual general meeting of 27/05/1998)	50,060,000	149,954,730	250,300	11,527,245,400	57,636,227
24-06-1998 dividend reinvestment plan (annual general meeting of 27/05/1998)	265,327,800	689,852,280	1,326,639	11,792,573,200	58,962,866
15-03-1999 conversion of share capital to euros, with concomitant capital reduction*				1,768,885,980	58,962,866
				Euros	
23-06-1999 dividend reinvestment plan (annual general meeting of 20/05/1999)	69,951,810	207,523,703	2,331,727	1,838,837,790	61,294,593
5-11-1999 capital increase, price EUR 150.08 per share (Board of Directors' meeting of 27/10/1999)	159,898,950	640,022,197.20	5,329,965	1,998,736,740	66,624,558
6-06-2000 capital increase, price EUR 151.57 per share (Board of Directors' meeting of 26/04/2000)**	162,059,730	656,720,045.87	5,401,991	2,160,796,470	72,026,549
28-06-2000 dividend reinvestment plan (annual general meeting of 25/05/2000)	80,004,600	285,349,740	2,666,820	2,240,801,070	74,693,369
4-07-2001 dividend reinvestment plan (annual general meeting of 22/05/2001)	77,665,530	331,372,928	2,588,851	2,318,466,600	77,282,220
29-11-2001 capital increase following contribution of the Regional Banks' interests in contributed subsidiaries	547,464,480	1,193,614,684	18,248,816	2,865,931,080	95,531,036
29-11-2001 ten-for-one split of share par value	-	-	-	2,865,931,080	955,310,360
28-12-2001 rights issue reserved for employees (annual general meeting of 29/11/2001)	50,698,617	133,676,681.731	6,899,539	2,916,629,697	972,209,899
Share capital at 31-12-2002					972,209,899

** The Extraordinary general meeting of 27 May 1998 authorised the Board of Directors to convert the par value of the company's shares and the nominal amount of its share capital to euros. Pursuant to the authority vested in it by the aforementioned Extraordinary general meeting, the Board of Directors decided on 27 January 1999 to convert the par value of the company's shares and share capital to euros with effect from 15 March 1999. The par value of the shares having been set at EUR 30 (previously FRF 200), this transaction entailed a capital reduction of EUR 28,880,215.04022 (FRF 189,441,792.17140). As required under French law, this amount has been transferred to a blocked reserve account. The Company's share capital therefore amounted to EUR 1,768,885,980 at 15 March 1999, divided into 58,962,866 shares with a par value of EUR 30 each.*

*** Under powers granted by the CNCA's annual general meeting of 20 October 1999.*

» Ownership of share capital and voting rights

As indicated in the shelf-registration document registered with the Commission des Opérations de Bourse on 22 October 2001 (registration No. R.01-453), former shareholders of CNCA were given a final opportunity at the beginning of 2002 to utilise the liquidity mechanism in place prior to the initial public offering. This transaction had no impact on trading in the shares of Crédit Agricole S.A.

According to the most recent survey of identifiable holders of bearer shares, carried out in April 2002, Crédit Agricole S.A. had around 1.8 million shareholders.

Ownership of the company's share capital at 31 December 2002

Shareholders	Number of shares	% of capital held	% of voting rights held
SAS Rue La Boétie	682,717,240	70.22%	70.28%
SNC Crédit Agricole Transactions*	26,903,605	2.77%	2.77%
Treasury shares	745,968	0.08%	0.00%
Other shares held by Group companies**	4,334,482	0.44%	0.44%
General public (including employees***)	257,508,604	26.49%	26.51%
Total	972,209,899	100.00%	100.00%

** Shares purchased in February 2002 as part of the liquidity mechanism put in place at the time of the company's first quotation.*

*** Shares held by Group companies and not carried in the consolidated balance sheet (Regulation CRC 2000-02).*

**** At 31 December 2002, employees held 24,056,644 shares through dedicated employee investment funds invested in Group company savings schemes.*

Change in ownership over the past three years

	31/12/02	31/12/01	31/12/00	31/12/99
Regional Banks	70.2%*	70.2%*	90.0%	90.0%
General public (including imployees)	26.5%**	29.8%**	9.8%	9.7%
Others	3.3%	-	0.2%	0.3%

** Through the SAS Rue La Boétie holding company.*

*** Following completion of transactions carried out under the liquidity mechanism, shares held directly by Crédit Agricole Group employees are no longer identifiable as such.*

» Dividend policy

Dividend policy is decided by the Board of Directors of Crédit Agricole S.A. Among others, this policy may take account of company earnings and financial condition, as well as the dividend policies of leading French and international companies in the sector. Crédit Agricole S.A. gives no guarantee as to the precise amount of the dividend paid in any given year.

» Other information concerning the share capital

There is currently no shareholder pact in existence. Crédit Agricole S.A. has not issued any securities entitling holders to a share of the capital or potential capital, nor shares carrying dual voting rights. Nor has it pledged any of its shares as collateral. To the best of Crédit Agricole S.A.'s knowledge, no shareholder other than SAS Rue La Boétie holds more than 5% of its capital, or of its voting rights, either directly or indirectly, individually or with others.

» Place of quotation

Crédit Agricole S.A. shares are quoted on the Euronext Paris Premier Marché, code Euroclear France 4507.

» Crédit Agricole S.A. financial instruments

Financial instruments issued by the company and already eligible for trading on a regulated market at 31 December 2002.

75 lines of bonds and notes issued by Crédit Agricole S.A. are traded on the Paris Euronext Premier Marché, representing a total outstanding of EUR 20 billion at 31 December 2002, including 16 lines of redeemable subordinated notes totalling EUR 5.4 billion.

In addition, at 31 December 2002, seven lines of Euro Medium Term Notes (EMTN) issued by Crédit Agricole S.A., total outstanding EUR 2.3 billion, were traded on the Luxembourg Bourse; seven lines of USD-denominated EMTNs, total outstanding EUR 2 billion; one line of 5-year JPY EMTNs, total outstanding JPY 6.5 billion, issued in May 2002; and one line of 5-year PLN EMTNs, total outstanding PLN 200 million, issued in May 2002.

Euro-denominated lines:

- one 8-year EMTN line issued in September 1999, total EUR 15 million;
- one 7-year EMTN line issued in July 2000, total EUR 600 million, plus an additional tranche of EUR 500 million issued in November 2001;
- one 3-year floating-rate EMTN line issued in June 2001, total EUR 700 million;
- one 10-year EMTN line issued in September 2001, total EUR 35 million;
- one 11-year line of redeemable subordinated notes issued in October 2001, total EUR 350 million;
- one 2-year floating-rate EMTN line issued in April 2002, total EUR 100 million;
- one 10-year EMTN line issued in September 2002, total EUR 15 million.

USD-denominated lines:

- one 5-year EMTN line issued in June 1999, total USD 500 million;
- *one 10-year line of redeemable subordinated* notes issued in November 2001, total USD 150 million,
- one 5-year EMTN line issued in February 2002, total USD 200 million;
- one 2-year EMTN line issued in April 2002, total USD 100 million;
- one 4-year EMTN line issued in July 2002, total USD 1 billion;
- one 5-year floating-rate EMTN line issued in November 2002, total USD 20 million;
- one 3-year EMTN line issued in November 2002, total USD 25 million.

» Crédit Agricole S.A. market capitalisation

Change in Crédit Agricole S.A. market *capitalisation*

(December 2001-April 2003)

	Closing price (in euros)	Market capitalisation (in billions of euros)
December 01	17.79	17.3
January 02	18.60	18.1
February 02	18.95	18.4
March 02	21.88	21.3
April 02	23.46	22.8
May 02	24.50	23.8
June 02	22.50	21.9
July 02	20.90	20.3
August 02	21.90	21.3
September 02	15.56	15.1
October 02	16.52	16.1
November 02	16.38	15.9
December 02	14.38	14.0
January 03	14.32	13.9
February 03	13.85	13.5
March 03	14.27	13.9
April 03	16.49	16.0

» Employee profit-sharing and incentive schemes

As a matter of staff policy, Crédit Agricole S.A. has established a range of mechanisms to provide its employees with a stake in its expansion and profits. The Union Economique et Sociale (U.E.S.) Crédit Agricole S.A. (which notably comprises Crédit Agricole S.A., Crédit Agricole Asset Management, Ucabail, Cedicam and certain other entities) operates a profit-sharing scheme. The U.E.S. special profit-sharing reserve is calculated according to the method provided by law. Half of the amount available is distributed to eligible employees on the basis of the number of years worked in the Group, the remainder being based on the gross annual salary of each employee.

A staff incentive scheme was signed for financial years 2002, 20003 and 2004 for UES Crédit Agricole S.A. It is designed to give employees a stake in both the overall performance of Crédit Agricole S.A. and the specific performance of the business line in which they are employed.

Under this agreement, employees received a total of EUR 2,080 million in incentive payments for 2002 (the following amounts were paid in respect of incentive payments for earlier years:

- 2001: EUR 20,641;
- 2000: EUR 5,358;
- 1999: EUR 11,534;
- 1998: nil, there being no incentive plan in place at the time).

Crédit Agricole S.A. has operated a company savings plan since 1988. Under this plan employees can choose to invest in a broad range of company investment funds managed by its specialised subsidiary Crédit Agricole Epargne Salariale.

Following its mutualisation in 1988, Crédit Agricole S.A. offered employees an opportunity to purchase Crédit Agricole S.A. shares either directly or through a company savings plan and a dedicated company investment fund. Since that time, operations have been organised regularly to enable employees to purchase shares, eliciting a favourable response on the part of employees. At 30 March 2003, present and past employees of the Crédit Agricole Group held approximately 6% of the capital of Crédit Agricole S.A., either directly or through the three investment funds.

No Crédit Agricole S.A. stock option plans have been granted to employees of the Crédit Agricole S.A. Group at 31 December 2002. However, some subsidiaries have stock option plans currently in force.

Under the authorisation granted by the annual general meeting of shareholders of Crédit Agricole S.A. on 22 May 2002, the Board of Directors of Crédit Agricole S.A. instituted in 2003 a stock option plan for senior officers and certain executives of Crédit Agricole S.A. and its subsidiaries.

Main terms of the plan:

- dates of the Board meetings at which the terms of the plan were decided: 11 March 2003 and 15 April 2003;
- total number of shares covered by the plan: 4,217,000;
- number of beneficiaries: 428;
- options exercisable from: 15 April 2007;
- expiry date: 15 April 2010;
- strike price: EUR 14.65.

» Corporate governance

• Board of Directors

» Membership

The Board comprises 21 full directors and two non-voting directors. The 21 full directors include:
- 4 independent directors;
- the Chairmen or Chief Executives of 13 Regional Banks;
- 1 representative of the farmers' unions;
- 1 Regional Bank employee;
- 2 representatives of Crédit Agricole S.A. Group employees.

Directors are elected for three years. No director may be elected for more than four consecutive terms. One third of the Board is renewed every year, with the exception of employee-elected directors.

» Organisation and procedures of the Board

The Board of Directors of Crédit Agricole S.A. met 10 times in the course of 2002. Average attendance at Board meetings was in excess of 90%.
Compensation paid to members of the Board is described under the heading "Directors' and officers' compensation" in the management report.

» Board committees

The Board set up two specialised committees in July 2002: an audit and risks committee and a compensation committee.

The audit and risks committee comprises six directors and one non-voting director, appointed by the Board. The committee chairman is chosen from among the independent directors. Its organisation and missions are laid down in standing rules approved by the Board.
- Membership:
- Chairman:
  Mr Henri Moulard,
- Members:
  Messrs Couturier, Fontanet, Gobin, Kerfriden, Mary, Pauget.
- Its terms of reference require it to review the parent company and consolidated financial statements of Crédit Agricole S.A., to consider changes and adjustments to the accounting rules applied in preparing the financial statements. It also evaluates the appropriateness of internal control systems and procedures vis-à-vis the company's business and risks incurred. Finally, it expresses an opinion on proposals to appoint or to renew the appointments of Crédit Agricole S.A.'s statutory auditors

- The audit and risks committee met twice between July and December 2002 (with an average attendance rate of 92%).

- The main focuses of its attention were:
- a review of the parent company and consolidated financial statements of Crédit Agricole S.A. at 30 June and 30 September 2002. The statutory auditors presented a summary report on their audit work to the committee at each of its meetings;
- review of Crédit Agricole S.A.'s half-yearly report on internal control, established on both a company and a consolidated basis.

The compensation committee comprises four directors, its chairman being appointed from among the independent directors. Its organisation and missions are laid down in standing rules approved by the Board.

- Membership:
- Chairman:
  Mr Gérard Mestrallet,
- Members:
  Messrs Béraudo, Bru and Bué
  (until 2 December 2002).

- Its terms of reference require it to make proposals concerning the following in particular:
- the fixed and variable compensation paid to the Chairman of the Board, the Chief Executive Officer and the Deputy Chief Executive(s);
- the total amount to be submitted to the annual general meeting for distribution in the form of directors' fees, and the apportionment of this total amount among the members of the Board;
- the practical details and terms for implementation of stock options approved by the shareholders' meeting.

The compensation committee met three times between July and December 2002 with all members being present at each meeting.

- The main focuses of its attention were:
- apportionment of total directors' fees approved by the annual general meeting of shareholders on 22 May 2002;
- compensation paid to the Chief Executive Officer and Deputy Chief Executive Officer.

• Loans, guarantees and transactions between the company and its directors and officers.

To the best of Crédit Agricole S.A.'s knowledge, there were no loans or guarantees to directors or officers outstanding at 31 December 2002. Nor were there any transactions outstanding entailing special terms or conditions between the company and its directors, officers or shareholders owning more than 5% of the share capital, other than those mentioned in the Statutory Auditors' special report on transactions subject to special statutory authorisation procedures.

Board of Directors of Crédit Agricole S.A. at 31 December 2002

Name	First elected	Term expires	Main appointment held inside the company	Main appointment held outside the company*	Number of shares held
René Carron	05/1999	05/2005	Chairman of the Board	Chairman, CRCAM des Savoie	3,490
Pierre Bastide	05/1996	05/2005	Vice Chairman of the Board	Chief Executive Officer, CRCAM Centre France	5,055
Jacqueline Beaupoil	06/1994	06/2003	Employee-elected director Assistant librarian (Segespar)		930
François Béraudo	05/1991	05/2003		Chairman, CRCAM Provence Côte d'Azur	1,249
Pierre Bru	05/2000	05/2004		Chairman, CRCAM Quercy Rouergue	2,690
Henri Corbel	06/2000	06/2003	Employee-elected director Manager, land investments (Unipar)		870
Yves Couturier	11/2001	05/2004		Chief Executive Officer, CRCAM Sud Rhône Alpes	5,380
Xavier Fontanet	11/2001	05/2005	Independent director	Chairman and Chief Executive Officer, Essilor International	3,000
Carole Giraud Vallentin	11/2001	05/2003		Organisation analyst, CRCAM Sud Rhône Alpes	10
Roger Gobin	05/2000	05/2003		Chairman, CRCAM Atlantique-Vendée	1,235
Pierre Kerfriden	12/1999	05/2004		Chief Executive Officer, CRCAM du Finistère	478
Jean Le Brun	05/1998	05/2004		Chairman, CRCAM Normand	111
Jean-Michel Lemétayer	11/2001	11/2004		President, FNSEA (French national farmers' union)	2,013
Bernard Mary	11/2001	05/2003		Chief Executive Officer, CRCAM du Nord Est	4,930
Gérard Mestrallet	11/2001	05/2005	Independent director	Chairman and Chief Executive Officer, Suez	50
Henri Moulard	05/2002	05/2005	Independent director	Chairman, Truffle Ventura (Invest in Europe)	10
Jean-Pierre Pargade	05/1996	05/2003		Chairman, CRCAM d'Aquitaine	3,648
Corrado Passera	05/2002	05/2005	Independent director	Chief Executive Officer, IntesaBci	10
Jean-Claude Pichon	05/2000	05/2005		Chief Executive Officer, CRCAM du Midi	2,860
Jean-Marie Sander	05/1999	05/2005		Chairman, CRCAM Alsace Vosges	12,388
Noël Dupuy	11/2001		Non-voting director	Chairman, CRCAM de la Touraine et du Poitou	
Georges Pauget	11/2001		Non-voting director	Chief Executive Officer, CRCAM Pyrénées Gascogne	
Daniel Coussens	02/2001		Works council representative		

* CRCAM: Caisse Régionale de Crédit Agricole Mutuel (Regional Bank)

» Auditors' special report on transactions subject to special statutory authorisation procedures

To the shareholders of Crédit Agricole S.A.,

As directed by your shareholders' meetings, we report herein on transactions subject to special statutory authorisation procedures.

As required by Article L. 225-40 of the French Commercial Code, we have been notified of transactions previously authorised by your Board of Directors.

Our remit does not require us to ascertain the existence of other transactions but to bring to your attention the essential characteristics and terms of those that have been notified to us, on the basis of the information provided to us. We are not required to express an opinion on the utility or validity of the said transactions. In accordance with Article 92 of the Executive Order of 23 March 1967, it is up to the shareholders to evaluate and approve the utility of the transactions reported herein.

We have conducted our audit according to generally accepted French professional standards, which require that we perform all necessary verifications to ensure that the information supplied to us is consistent with the underlying documents from which it was derived.

With Agos Itafinco

(Directors or managers concerned: Messrs. Carron, Passera, Laurent and Chevillotte)

At its meeting on 27 November 2002, the Board authorised the company:

- to sell to IntesaBci a part of its equity interest in Agos Itafinco representing 19% of the latter's share capital, in one or two tranches;
- to transfer or sell to Sofinco the remainder of its equity interest in Agos Itafinco representing 11% of the latter's share capital.

The sale to IntesaBci (now Banca Intesa) of 19% of the capital of Agos Itafinco was completed on 31 December 2002 for EUR 82.65 million, yielding a capital gain of EUR 66.74 million.

With SAS Sacam Développement

(Director or manager concerned: Mr. Bastide)

Public offer in cash and shares for Crédit Lyonnais

At its meeting of 15 December 2002, the Board approved the planned public offer in cash and shares for Crédit Lyonnais, initiated jointly by your company and SAS Sacam Développement. Within the framework of this offer, the Board authorised the signing of an agreement with SAS Sacam Développement in order to organise the relationships between the two companies which jointly launched the said offer.

According to this agreement, your company has made an unconditional and irrevocable commitment to defray all expenses arising in connection with the offer.

Further, pursuant to the Executive Order of 23 March 1967, we have been informed that the following transactions approved in previous years remained in force in the financial year under review.

With the Crédit Agricole Regional Banks

(Directors or managers concerned: Messrs. Bastide, Bué, Carron, Gobin, Kerfriden, Le Brun, Pargade, Pichon, Sander and Laurent),

Application of the "Protocole" and appendices relating to the initial public offering of Crédit Agricole S.A.

At its meeting on 31 October 2001, the Board of Directors authorised the Chairman and the Chief Executive Officer to sign on Caisse Nationale de Crédit Agricole's behalf, the "Protocole" together with its appendices and all undertakings associated with the initial public offering of Crédit Agricole S.A.

The main aspects of this complex agreement and their application in 2002 were:

Modification of the "decentralisation rate"

With effect from 31 December 2001, the percentage of funds allocated to the Regional Banks under the so-called "mirror" advances mechanism or "decentralisation rate" was increased from 33.33 to 50%. This percentage remained in force in 2002.

Constitution of a Fund for Liquidity and Solvency Banking Risks

The Regional Banks have contributed to the establishment of a EUR 609.8 million Fund for Liquidity and Solvency Banking Risks to enable your company to operate the internal solidarity mechanism within the Crédit Agricole Group and discharge its duties as central body, by providing assistance to Regional Banks in difficulty. The agreement relating to this Fund remains in force for a period of five years from the date of your company's stock market flotation.

Crédit Agricole S.A. has contributed 75% of the EUR 609.8 million allocated to this Fund, and the Regional Banks have together contributed EUR 152.4 million, on the same quota basis as for the Deposit Guarantee Fund set up under article L. 312-4 of the French Monetary and Financial Code.

No drawing was made on the Fund in 2002 in favour of a Regional Bank having a director in common with your company, nor were any additions made to the Fund.

Acquisition by Crédit Agricole S.A. of equity interests in the Regional Banks

As provided for in the "Protocole," Crédit Agricole S.A. has acquired a 25% equity interest in each of the Regional Banks (with the exception of the Regional Bank of Corsica), these equity interests being acquired via the subscription by Crédit Agricole S.A. of "certificats coopératifs d'associés" and the purchase of "certificats coopératifs d'investissement" (two forms of non-voting equity securities).

In 2002, there was no change in your company's equity interests in the Regional Banks having directors in common with your company.

The terms of this agreement are described in the COB shelf-registration document of 22 October 2001, available for public consultation.

With Crédit Agricole Indosuez (CAI)

(Directors or managers concerned: Messrs. Bué, Bastide, Carron, Bru, Gobin and Laurent)

Formation of a financial holding company with Crédit Agricole Indosuez (CAI) for the purpose of managing the "work-out" portfolio of Caisse Nationale de Crédit Agricole (CNCA)

Within the framework of the contribution of Unicrédit in 1997 and a partial contribution of activities by the Caisse Nationale de Crédit Agricole to Crédit Agricole Indosuez, part of the accounts receivable concerned were guaranteed by CNCA.

At its meeting on 28 November 2001, the Board of Directors approved the new terms for application of the initial agreements between Caisse Nationale de Crédit Agricole and Crédit Agricole Indosuez (CAI) for the purpose of managing the CNCA "work-out" portfolio. This has given rise to the formation of a financial holding company in which CAI holds 99.9% of the shares and Crédit Agricole S.A. 0.1%. The aim of this financial holding company is to manage the portfolio heretofore guaranteed by CNCA and the residual "work out" portfolio of international receivables previously carried on the balance sheet of CNCA and placed with CAI under a management mandate. On the occasion of this transaction, CNCA cancelled its guarantee and made a participating loan of EUR 147 million to the financial holding company.

The financial holding company conducted its operations in accordance with its stated aims in 2002, and the amount of the participating loan was reduced to EUR 108.8 million after booking a charge of EUR 38 million representing fully provisioned losses.

Neuilly-sur-Seine and Paris, 21 March 2003

The Statutory Auditors

Barbier Frinault et Autres
Ernst & Young
Valérie Meeus René Proglio

Cabinet Alain Lainé
Alain Lainé

» Combined General Meeting of 21 May 2003

• Agenda

» Ordinary General Meeting

- Reports of the Board of Directors and the auditors;
- Approval of the annual accounts as at 31 December 2002 and discharge of the directors for their actions undertaken during the previous financial year;
- Approval of the expenses governed by Article 39-4 of the General Tax Code;
- Approval of the consolidated accounts as at 31 December 2002;
- Appropriation of income and determination of the dividend;
- Approval of the agreements governed by Articles L.225-38 et seq of the Commercial Code;
- Appointment of three directors;
- Renewal of the terms of office of four directors;
- Authorisation to be given to the Board of Directors to issue debt securities, in particular bonds and similar securities;
- Directors' fees;
- Authorisation to be given to the Board of Directors to trade in the company's shares;

» Extraordinary General Meeting

- Reports of the Board of Directors and the auditors;
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained);
- Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived);
- Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items;
- Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a savings plan;
- Authorisation to be given to the Board of Directors to reduce share capital by retiring shares;
- Authorisation to be given to the Board of Directors to grant options to purchase and/or subscribe for company shares;
- Amendment of the memorandum and articles of association to authorise the appointment of legal entities to the Board;
- Amendment of the memorandum and articles of association to authorise attendance at general meetings by videoconference and vote using advanced technology media;
- Formalities and authorisations.

• Ordinary General Meeting Resolutions

» First resolution
(Approval of the parent company's accounts)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having heard the reading of the Board of Directors' management report and the Auditors' general report, approves the Board's report and the annual accounts for the financial year ended 31 December 2002 as presented.

It approves the transactions recorded in the said accounts or summarised in the said reports, as well as management acts undertaken by the Board during the financial year just ended.

In accordance with Article 223 quater of the General Tax Code, the general meeting approves the total amount of the costs and expenses governed by Article 39-4 of the General Tax Code, which total EUR 36,622.21.

Consequently, it discharges the members of the Board of Directors for their management acts and the performance of their duties during the financial year ended 31 December 2002.

» Second resolution
(Approval of the consolidated accounts)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having heard the reading of the Board of Directors' management report and the Auditors' general report regarding the consolidated accounts, approves the Board's report and the consolidated accounts for the financial year ended 31 December 2002 as presented.

It approves the transactions recorded in those accounts or summarised in the said reports.

» Third resolution
(Appropriation of income and determination of the dividend)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, approves the income appropriation for financial year 2002, which totals EUR 1,007,937,239.00, as proposed by the Board of Directors.

Consequently, it resolves to allocate the income for the financial year as follows:

1. To the legal reserve, 5% of income, or	EUR 50,396,861.95
2. To the special long-term capital gains reserve,	EUR 187,681,984.00
3. To payment of a net dividend of EUR 0.55 per share on currently outstanding shares or shares to be issued in exchange for Crédit Lyonnais shares provided pursuant to the public exchange offer for the said securities, including the interim dividend previously paid, with a tax credit of EUR 0.275, for total income of EUR 0.825 per share.	
As the Board of Directors decided at its 15 December 2002 and 11 March 2003 meetings to issue a maximum of 367,811,637 shares which may be paid in exchange for Crédit Lyonnais shares tendered pursuant to the public offer for those shares made by the company, and in light of the 972,209,899 shares that were outstanding when the aforementioned meetings were held, payment of this dividend represents a maximum of EUR 737,011,844.80, or a maximum appropriation of distributable income of	EUR 737,011,844.80
If all of the Crédit Lyonnais securities covered by the aforementioned public offer are not tendered, or if the aforementioned public offer is not successful, the distributable income equal to the dividend that is not paid on the shares issued under the offer shall be allocated to retained earnings.	
If, when the dividend is paid, Crédit Agricole S.A. holds treasury shares, the distributable income equal to the dividend that is not paid on the said shares due to their ownership shall be allocated to retained earnings.	
Total	**EUR 975,090,690.75**

The balance of the income for the financial year after allocations to the legal reserve and the special long-term capital gains reserve as indicated above, and after payment of the dividend (a minimum of EUR 32,846,548.25, plus the amounts retained pursuant to the foregoing provisions), shall then be allocated to the voluntary reserve.

If the public offer for Crédit Lyonnais shares is not successful and if, as a result, no new shares are issued, the total dividends to be paid so that each shareholder receives a dividend of EUR 0.55 per share, including any interim dividends, shall be EUR 534,715,444.45. The balance of the income for the financial year after allocations to the legal reserve and the special long-term capital gains reserve as indicated above, and after payment of the dividend (EUR 235,142,948.60), shall then be allocated to retained earnings.

The general meeting grants all authority to the Board of Directors to determine the amount to be paid in light of the number of shares outstanding as of the dividend payment date and to effect the resulting final income allocation.

If the public offer is repeated, the dividend shall be paid in cash as of the date on which the Crédit Agricole S.A. shares are to be paid (delivered) to Crédit Lyonnais shareholders; if it is not repeated, the dividend shall be paid as from 16 June 2003.

In accordance with the provisions of Article 243 bis of the General Tax Code, the dividends and the corresponding tax credit for the three previous financial years are set forth below.

(in euros)

Financial year	Dividend	Tax credit	Total
1999	5.50	2.75	8.25
2000	5.50	2.75	8.25
2001	0.55*	0.275*	0.825*

In a decision of the 29 November 2001 combined general meeting, the nominal value of the shares was reduced from EUR 30 to EUR 3 and the number of shares making up the company's share capital multiplied by ten.

» Fourth resolution

(Approval of the agreements governed by Articles L.225-38 et seq of the Commercial Code)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having heard the reading of the special Auditors' report on the agreements governed by Articles L.225-38 et seq of the Commercial Code, approves the transactions addressed in the said report and discharges the directors in this regard.

» Fifth resolution

(Appointment of a director)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the term of Mr François Beraudo as director expires today and appoints Mr Noël Dupuy as director for a term of three years which shall end on the date of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Sixth resolution

(Appointment of a director)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and subject to the condition precedent of the adoption of the twenty-second resolution at the extraordinary general meeting held on this day, decides to appoint SAS Rue La Boetie, registered with the Paris Trade and Company Registry under number 439 208 190, whose registered office is situated at 48 Rue la Boétie, Paris (75008), France, as director, replacing Mr Marc Bué, for a term of three years which shall end on the date of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Resolution A

(Appointment of a director)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes the resignation of Mr Henri Moulard, having reached the statutory retirement age.

Consequently, it decides to elect Mr Jean Peyrelevade to the Board, to the seat held by Mr Henri Moulard, for the remainder of his term, i.e. until the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Seventh resolution

(Renewal of a director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the term of Mr Roger Gobin as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Eighth resolution
(Renewal of a director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the term of Mr Jean-Pierre Pargade as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Ninth resolution
(Renewal of a director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the term of Mr Bernard Mary as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Tenth resolution
(Renewal of a director's term)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, notes that the term of Mrs Carole Giraud-Vallentin as director expires today and renews the said term for a period of three years which shall end on the date of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2005.

» Eleventh resolution
(Authorisation to be given to the Board of Directors to issue debt securities, in particular bonds and similar securities)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings and in accordance with Articles L.225-100, L.228-40 and L.228-41 of the Commercial Code, authorises the Board of Directors to issue, at one or more times in France or abroad, debt securities, in particular bonds and similar securities, and warrants, especially share warrants.

The bonds may be subordinated or senior, redeemable at fixed term or no later than at the company's dissolution, with or without warrants, and indexed to any type of index or security.

This authorisation is made for a maximum nominal amount of EUR 15 billion, in euros, foreign currency or currency units developed by reference to the euro and/or to one or more foreign currencies, with or without mortgage or other security, in such proportions, in such forms, at such times and subject to such terms and conditions of issue, redemption and repayment, including redemption or issue premiums, as the Board may deem appropriate. Any redemption premium will be added to the maximum nominal amount.

For issues in foreign currency, the amount of the aforementioned authorisation deemed to be used will be calculated using the exchange rate for the said currency as of the date of the issue in question.

The general meeting grants all authority to the Board of Directors, with the right to further delegate it as provided for by law, to issue, at one or more times, the said loans and specifies that the Board shall not be subject to any restrictions regarding the procedures governing the debt securities, in particular bonds or warrants, to secure them with any security interest in personal or real property belonging to the company, as appropriate, and, in general, to take any steps necessary to ensure the success of the said issue(s).

In accordance with the law, this authorisation is valid for a term of five years from the date of this decision.

This authorisation supersedes and thus cancels the authorisation granted in the twelfth resolution approved at the general meeting held on 22 May 2002. However, all issues approved by the Board of Directors as of the date of this general meeting shall be duly completed and totally allocated to the authorisation granted at the 22 May 2002 general meeting.

» Twelfth resolution
(Directors' fees)

In application of Article L.225-45 of the Commercial Code, the general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, sets the total annual amount of fees at EUR 536,500 to be allocated to directors in respect to the position held.

» Thirteenth resolution

(Authorisation to be given to the Board of Directors to trade in the company's shares)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, and after having familiarised itself with the report of the Board of Directors, authorises the Board of Directors to trade in the company's shares in accordance with provisions of Articles L.225-209 et seq of the Commercial Code.

This authorisation, which replaces that granted at the ordinary general meeting held on 29 November 2001, is granted to the Board of Directors until renewed at a future ordinary general meeting and, in any event, for a maximum period of eighteen months from the date of this general meeting.

The purchases of the company's shares effected by the Board of Directors pursuant to this authorisation may, under no circumstances, result in the company holding more than ten percent (10%) of its share capital.

Under the share repurchase programme implemented by the company, the company's shares may be purchased, sold or transferred, at one or more times, by any means, i.e., on the exchange, over the counter or through derivatives traded on regulated markets or over the counter (such as purchase and sale options or any combination thereof) as provided for by the appropriate market authorities and at such times as the Board of Directors or the person acting pursuant to a delegation from the Board of Directors shall determine. The portion of the share repurchase programme completed through block purchases may cover the entire programme.

The number of shares purchased may not exceed 10% of the total number of shares making up the company's share capital as of the date on which the said purchases occur and the maximum number of shares held after the said purchases may not exceed 10% of share capital.

The total amounts that the company may use to repurchase its shares during this period is EUR 2 billion. The shares may not be purchased for more than EUR 30 and may not be sold for less than EUR 3. This said, these shares might be distributed at no cost as provided for by law.

This authorisation is designed to allow the company to execute market or over-the-counter share transactions for any purpose authorised by applicable law or regulation. In particular, the company may use this authorisation to:

1) stabilise the market price of the company's shares by buying and/or selling its shares on the exchange against market trends;

2) buy and/or sell the company's shares based on market trends;

3) manage investments as defined in Articles L 321-1 et seq of the Monetary and Financial Code;

4) grant stock options to some or all company employees and/or to some or all of its officers and directors who act as executives of the company or the companies or groupings affiliated with it as defined by Article L.225-180 of the Commercial Code;

5) distribute shares of the company to the employees listed in the previous point to allow them to participate in employee profit-sharing and savings schemes;

6) hold the shares of the company that have been purchased, sell them or, in general, transfer them in any legal manner whatsoever, in particular by conducting exchanges or payments using the said shares, inter alia, in connection with acquisitions of other companies, pursuant to liquidity undertakings issued by the company, following the issue of equity securities or in connection with the implementation by the company of an asset or financial management policy; and

7) retire such shares, subject, in this case, to the approval of the 20th resolution.

The purchases, sales and/or transfers of shares of the company by the Board of Directors pursuant to this authorisation may be undertaken at any time during the valid life of the share repurchase programme.

The company may also use this resolution and implement its repurchase programme in accordance with laws and regulations, in particular the provisions of Regulation 2002-04 of the Commission des Opérations de Bourse (COB), during a public cash or exchange offer made by the company or that involves the company's securities.

Each month, the company must inform the Conseil des Marchés Financiers (CMF) of the purchases, sales and transfers made and, in general, complete all necessary formalities and make all necessary filings.

The general meeting grants all authority to the Board of Directors to implement this authorisation and to determine the procedures therefor, in particular to submit any stock exchange orders, sign any instruments, conclude any agreements, make any filings, complete any formalities and, in general, do whatever is necessary.

• Extraordinary General Meeting

» Fourteenth resolution

(Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase —with the pre-emptive subscription right retained)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with the provisions of Article L. 225-129 III §3 of the Commercial Code:

1) delegates to the Board of Directors, with the authority to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, with the preemptive subscription right retained, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L. 228-30 of the Commercial Code, preference shares pursuant to Article L. 228-11 of the Commercial Code, and any securities granting rights to receive such securities;

2) decides that the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed EUR 2 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with legal requirements to preserve the rights of holders of securities granting rights to a portion of the company's share capital;

3) further decides that the maximum nominal amount of debt securities granting rights to share capital that may be issued pursuant to this delegation shall not exceed EUR 5 billion or the equivalent thereof in foreign currency, which shall be separate and distinct from the value of debt securities that do not grant rights to share capital whose issue is authorised under the 11th resolution of this general meeting;

4) decides that shareholders may exercise their pre-emptive right ratably to subscribe for a minimum number of shares, as provided for by law, and that the Board may further grant shareholders a pre-emptive right ratably to subscribe for more securities than the said minimum in proportion to the subscription rights that they hold, up to the number they request. If the exercised irrevocable (and revocable, if any) subscription rights do not take up an entire securities issue, the Board may, at its election, limit the issue to the subscriptions received, provided that at least three-quarters of the issue approved has been subscribed for, allocate the securities not subscribed for as it deems appropriate and/or offer them to the general public;

5) expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or by exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive subscription right to securities to which the said securities grant a right in favour of the holders of the securities issued pursuant to this delegation;

6) grants full authority to the Board of Directors, with right to further delegate as provided for by law, to:

- determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures,
- determine the issue price, amounts and effective date (even a retroactive date) of securities to be issued,
- determine the payment method for shares and/or securities that have been or will be issued;
- determine, as appropriate, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods,

· determine, as appropriate, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercising of the rights attached to said securities for a maximum of three months,
· based solely on its decision and when it deems appropriate, allocate issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue,
· if appropriate, list securities to be issued on a regulated exchange, and
· in general, take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally acknowledge the resulting capital increases and amend the memorandum and articles of association as required.
7) decides that this delegation, which replaces that granted at the extraordinary general meeting held on 29 November 2001 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six months as from this general meetin

» Fifteenth resolution

(Authorisation to be given to the Board of Directors to issue securities that grant present or future rights to shares that have been or will be issued in connection with a capital increase —with the pre-emptive subscription right waived)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, and in accordance with provisions of Article L. 225-129 III §3 of the Commercial Code:
1) delegates to the Board of Directors, with the authority to further delegate as provided for by law, the authority necessary to issue equity and/or other securities, including separate warrants issued for consideration or at no cost, that grant present or future rights to a portion of the company's share capital at any time or on a specified date, by subscription for, conversion into, exchange of, redemption, presentation of a certificate or in any other manner, at one or more times, in such proportions and at such times as it determines, in euros, foreign currency or any monetary units developed by reference to a basket of foreign currencies, in France or abroad, with or without a premium, which may be subscribed for in cash or by setting off claims, excluding, however, the issue of held-to-maturity securities pursuant to Article L. 228-30 of the Commercial Code, voting or non-voting preference shares pursuant to Article L. 228-11 of the Commercial Code, and any securities granting rights to a portion of the share capital;
2) decides that:
· the nominal amount of the capital increases to be completed immediately or in the future pursuant to this delegation may not exceed EUR 2 billion or the equivalent thereof, in light of the adjustments that must be made in accordance with legal requirements to preserve the rights of holders of securities granting rights to a portion of the share capital; any capital increase completed pursuant to this resolution shall be counted against the EUR 2 billion limit provided for in the14th resolution, which will constitute an overall ceiling for all capital increases completed pursuant to either the 14th or 15th resolutions.
· further, the maximum nominal amount of debt securities that may be issued pursuant to this delegation shall be EUR 5 billion or the equivalent thereof in foreign currency; and
· all such issues must be covered by the unused portion of the ceilings set forth in the 14th resolution; all issues completed pursuant to this resolution shall be counted against the corresponding ceiling(s);
3) decides to waive the shareholders' pre-emptive subscription right to the securities to be issued; the Board of Directors may grant the shareholders a right ratably to subscribe for a minimum number of shares, or, if appropriate, for excess shares covering all or part of the issue, subject to such term and conditions that it stipulates; this priority subscription right shall not result in the issue of negotiable rights;
4) decides that, if the shareholders and general public have not subscribed for all of a securities issue, the Board of Directors may take either or both of the following actions, in the sequence that it desires:
· limit the issue to the amount of subscriptions, provided that at least three-quarters of the issue approved has been subscribed for; and
· distribute all or some of the shares not subscribed for as it deems fit;

5) expressly waives the shareholders' pre-emptive subscription right to shares to be issued by converting bonds or exercising warrants and acknowledges that, by operation of law, this decision constitutes the shareholders' waiver of their pre-emptive subscription right to securities to which the said securities grant a right in favour of the holders of securities issued pursuant to this delegation;

6) decides that, in the event of a present or future issue of shares for cash, the amount received or to be received by the company for each share issued pursuant to this delegation must not be less than the average stock price during ten consecutive trading days selected from among the twenty trading days preceding the issue of the aforementioned securities, after adjustment of this average to take the different effective date into consideration; the amounts paid in subscribing for warrants will be included in this calculation;

7) decides that the Board of Directors may, within the limits of the overall capital increase listed in point 2 above, increase share capital by issuing shares in exchange for the in-kind contribution of securities tendered pursuant to a public exchange or combined offer (with the first as the primary offer and the second as an alternative) made by the company for the securities of another publicly traded company, subject to the terms, conditions and reservations set forth in Article L. 225-148 of the Commercial Code, and, for that purpose, shall have full authority to (i) develop the list of securities to be tendered in the exchange, (ii) determine issue terms and conditions, exchange ratio and, if applicable, any cash payment for partial shares, and (iii) establish issuing procedures;

8) grants full authority to the Board of Directors, with the authority to further delegate as provided for by law, to:

- determine the form and characteristics of securities to be issued, as well as issue dates, deadlines and procedures,
- determine the issue price, amounts and effective date (even a retroactive date) of securities to be issued,
- determine the payment method for shares and/or securities that have been or will be issued,
- determine, as appropriate, the procedures according to which the company has the right to purchase or exchange securities that have been or will be issued on stock exchanges at any time or during specific periods,
- determine, as appropriate, the procedures to preserve the rights of holders of securities granting rights to the company's share capital, and to suspend the exercising of the rights attached to said securities for a maximum of three months,
- based solely on its decision and when it deems appropriate, allocated issue-related costs, duties and fees to the corresponding share premiums and deduct from the said premiums amounts necessary to increase the legal reserve to one tenth of the new share capital after each issue,
- if appropriate, list securities to be issued on a regulated exchange, and
- in general, take any steps, sign any agreements and complete any formalities to ensure the success of the issues, formally acknowledge the resulting capital increases and amend the memorandum and articles of association accordingly;

9) decides that this delegation, which replaces that granted at the extraordinary general meeting of 29 November 2001, and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

» Sixteenth resolution

(Authorisation to be given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items)

The general meeting, voting in accordance with the quorum and majority requirements for ordinary general meetings, after having familiarised itself with the report of the Board of Directors, and in accordance with the provisions of Article L. 225-129-II of the Commercial Code:

1) delegates to the Board of Directors full authority to increase share capital at one or more times, in such proportions and at such times as the Board may deem appropriate, by incorporating share premiums, reserves, profits or other items that may be incorporated in accordance with law or the memorandum and articles of association in the form of a no-cost share distribution or increase in the nominal value of current shares, or both;

2) decides that the nominal amount of the capital increases that may be effected pursuant to this delegation may not exceed EUR 3 billion, which

ceiling is separate and distinct from the aggregate limit provided for in the 14th and 15th resolutions submitted to this general meeting;

3) if this delegation is used, grants the Board of Directors full authority as provided for by law, with the authority to further delegate as provided for by law, to:

· determine the amount and the type of moneys to be incorporated to the share capital, determine the number of new shares to be issued or the amount by which the nominal value of current shares will be increased, establish the date (even a retroactive date) as from which the new shares shall be eligible for dividend payments or as from which the increase in nominal value will be effective;

· in the event of a no-cost share distribution, decide, as an exception to the provisions of Article L. 225-149 of the Commercial Code, that the rights to any fractional shares shall not be negotiable and any such shares will be sold; the proceeds from the sale shall be allocated to right holders no later than 30 days after the date on which the whole number of shares allocated is registered on their account;

· make any adjustments required by law or regulation;

· formally acknowledge each capital increase and amend the memorandum and articles of association accordingly; and

· take any measures required and sign any agreement necessary to ensure that the transactions undertaken are successfully completed and, in general, take all actions and complete all formalities necessary to finalise the capital increase(s) that may be undertaken pursuant to this delegation; and

4) decides that this delegation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 29 November 2001, and cancels that portion that has not been used to date, is valid for a term of twenty-six months as from this general meeting.

» Seventeenth resolution

(Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a savings plan)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings and after having familiarised itself with the report of the Board of Directors and the special Auditors' report:

1) authorises the Board of Directors to issue, in accordance with the provisions of Articles L.225-129 and L.225-138 of the Commercial Code and Articles L.443-1 et seq of the Labour Code, at one or more times, based on its sole decision, shares reserved for employees of the Crédit Agricole Group, which consists of the company, companies included in the company's consolidated accounts (including companies consolidated with Crédit Agricole S.A. for the first time during the 2003 financial year), the Crédit Agricole Regional Banks and their subsidiaries, and companies controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the Labour Code, once such employees elect to participate in one of the Crédit Agricole Group's savings plans and/or in one of the voluntary employee savings schemes of one of the companies in the Crédit Agricole Group;

2) decides to waive the shareholders' pre-emptive subscription right to shares that may be issued pursuant to this authorisation and to waive any right to shares that may be distributed at no cost based on this resolution in favour of the aforementioned employees;

3) sets the maximum nominal amount of the capital increase that may be completed pursuant to this authorisation at EUR 250 million;

4) decides that the subscription price for Crédit Agricole S.A. shares may not exceed the average of the prices quoted on the Euronext Paris S.A. Premier Marché during the twenty trading days prior to date on which the Board of Directors or the Chairman of the Board sets the start date for the subscription period, nor be more than 20% less than the said average (or 30% in the case of a voluntary employee savings scheme);

5) pursuant to the provisions of Article L.443-5 §4 of the Labour Code, authorises the Board of Directors to distribute, at no cost to subscribers, shares to be issued or that have already been issued or any other securities to be issued or that have already been issued that grant rights to share capital;

6) decides that this delegation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 29 November 2001, and cancels that portion that has not been used to date, is valid for a term of twenty-four months as from this general meeting.

The general meeting grants full authority to the Board of Directors, with the authority to further delegate as provided for by law, to determine the terms, conditions and procedures for effecting the capital increase(s) approved pursuant to this resolution, in particular to:

1) establish criteria that companies consolidated within the Crédit Agricole Group must meet for their employees to take advantage of the capital increases covered by the aforementioned authorisation;

2) determine criteria that beneficiaries of the newly issued shares must meet, in particular to determine whether the shares may be subscribed for directly by employees participating in an employee savings plan or a voluntary employee savings scheme or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

3) determine the terms, conditions and procedures for the issues to be effected pursuant to this resolution, in particular, determine the number of shares to be issued and the issue price for each issue;

4) establish dates when the subscription period will begin and end and the effective date of shares issued, as well as dates, deadlines and other conditions and procedures for the issue(s);

5) in the event of a no-cost distribution of shares or other securities granting an interest in share capital, elect either to replace the said distribution in whole or in part at the maximum discount rates provided for above for calculating the issue price, or allocate the equivalent value of the said shares and securities to the employer contribution, or a combination of the two;

6) formally acknowledge the completion of the capital increase(s), or have them formally acknowledged, up to the value of the shares that have actually been subscribed for individually or through a company investment fund or other structures or entities permitted to do so under applicable law and regulations;

7) allocate expenses of the share capital increase(s) to the corresponding share premiums;

8) amend the memorandum and articles of association accordingly; and

9) in general, take any actions and decisions required to ensure that the capital increase(s) are successfully completed and sign all documents and agreements and complete all formalities necessary and appropriate to finalise the aforementioned capital increase(s).

» Eighteenth resolution
(Authorisation to be given to the Board of Directors to effect capital increases reserved for the Crédit Agricole International Employees company

The Employees as defined in point 1 below who are shareholders as of the date of this general meeting must abstain from voting on this resolution if they would like to participate in the employee shareholder transactions covered by it.

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings and after having familiarised itself with the report of the Board of Directors and the special Auditors' report:

1) formally acknowledges that the Employees of the companies in the Crédit Agricole Group (as defined below) whose registered offices are located in countries where legal or tax considerations make it difficult to implement employee shareholder schemes organised through a company investment fund, and employees of companies in the Crédit Agricole Group residing in such countries, once such employees have elected to participate in one of the employee savings plans and/or voluntary employee savings schemes of any company within the Crédit Agricole Group, are hereinafter referred to using the phrase "Foreign Employees"; in this resolution, the term "Crédit Agricole Group" includes Crédit Agricole S.A., companies included in the company's consolidated accounts (including the companies consolidated with Crédit Agricole S.A. for the first time during the 2003 financial year), the Crédit Agricole Regional Banks and their subsidiaries, and companies controlled by the company and/or the Regional Banks pursuant to Article L.444-3 of the Labour Code;

2) decides, in accordance with the provisions of Article L. 225-138 of the Commercial Code, to authorise the Board of Directors to increase, at one or more times, the share capital of the company by issuing new shares reserved for employees of Crédit Agricole International Employees, a French corporation with a share capital of EUR 40,000, whose registered office is situated at 9 Quai du Président Paul Doumer, in Courbevoie (92400), France, registered with the Nanterre Trade and Company Registry under number 422 549 022, hereinafter the "Beneficiary";

3) decides to waive, in favour of the Beneficiary, the shareholders' pre-emptive subscription right for shares that may be issued pursuant to this authorisation;

4) decides that the issue price of new shares subscribed for by the Beneficiary pursuant to this delegation must be identical to the price at which the shares will be offered to other employees of the Group in accordance with the authorisation granted in the 17th resolution, and may not be more than 20% less than the average price of a Crédit Agricole S.A. share on the Euronext Paris SA Premier Marché during the twenty trading days preceding the day on which the Board of Directors or the chairman of the Board of Directors sets the date on which subscriptions may be accepted;

5) decides that the period during which the Board of Directors may use this authorisation shall expire on the day of the general meeting that votes on the accounts for financial year 2004;

6) decides that the number of new shares that will be subscribed for by the Beneficiary shall be equal to nine times the total number of securities subscribed for by the Foreign Employees using a leverage formula (after applying any applicable reduction), up to the maximum number indicated in point 7 below; no Foreign Employee may request, in nominal and issue premiums, more shares than a percentage and ceiling of the gross annual compensation of each Foreign Employee which shall both be determined by the Board of Directors;

7) further decides that the capital increase(s) approved pursuant to this authorisation may not grant rights to subscribe for more than 20 million new shares with a nominal value of EUR 3 each;
8) decides that, should the number of shares subscribed for by the Foreign Employees calculated using a leverage formula exceeds 2.22 million, the subscriptions of the Foreign Employees shall be reduced based on the principles established by the Board of Directors; if Foreign Employee subscriptions do not exceed 2.22 million shares, the number of newly issued shares shall be calculated as described in point 6 above; and
9) decides that the Board of Directors shall have full authority, with the right to delegate as provided for by law, to use this authorisation at one or more times, in particular to:
· determine the maximum number of shares to be issued, within the limits established by this resolution, and formally acknowledge the final amount of each capital increase;
· determine dates and any other terms, conditions and procedures for the said capital increases, in particular the thresholds below which subscriptions may not be reduced;
· allocate expenses for any such capital increases to the corresponding share premiums and deduct from the said premiums the amounts necessary to increase the legal reserve to one tenth of the new share capital after each such increase; and
· in general, sign any agreements, take any steps and complete any formalities necessary to ensure the success of the issues and the financial administration of shares issued pursuant to this authorisation or the exercising of rights attached thereto, formally acknowledge the resulting capital increases and amend the memorandum and articles of association as required.

» Nineteenth resolution

(Authorisation to be given to the Board of Directors to effect capital increases reserved for employees participating in a Group savings plan in the United States).

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report and in accordance with (i) the provisions of the Commercial Code, in particular Article L.225-138, and (ii) Articles L.443-1 et seq of the Labour Code:
· authorises the Board of Directors to increase share capital by issuing shares to be paid for in cash, at one or more times, within two years from the date of this general meeting;
· reserves the subscription of all of the shares to be issued for employees of certain companies within the Crédit Agricole S.A. group (as outlined in the 17th and 18th resolution herein) located in the United States whose employment contracts are governed by the laws of the United States or who live in the United States once such employees have elected to participate in one of the employee savings plans and/or voluntary employee savings schemes of any company within the Crédit Agricole Group (the "US Employees");
· decides that the total number of shares that may be subscribed for pursuant to this resolution may not exceed 10 million, with a nominal value of EUR 3;
· decides that the issue price of new shares to be issued will be equal to the greater of (i) 85% of the average opening Crédit Agricole S.A. share price on Euronext Paris SA Premier Marché during the 20 trading days preceding the day on which the Board of Directors or its chairman, as appropriate, sets the date on which the subscription period for the capital increase reserved for US Employees will begin, and (ii) 85% of the price of the Crédit Agricole S.A. share on the day on which the Board of Directors or its chairman, as appropriate, sets the date on which the subscription period for the capital increase reserved for US Employees will begin, subject to a limit equal to 100% of the average opening Crédit Agricole S.A. share price during the 20 trading days preceding the day on which the Board of Directors or its chairman, as appropriate, sets the date on which the subscription period for the capital increase reserved for US Employees will begin;

- authorises the Board of Directors to distribute at no cost shares to be issued or that have already been issued or any other securities to be issued or that have already been issued that grant an equity interest in the company to subscribers pursuant to the provisions of Article L.443-5 §4 of the Labour Code;
- waives the shareholders' pre-emptive subscription right in favour of the US Employees; and
- delegates full authority to the Board of Directors, with the authority to further delegate, to:

a) decide, for each such capital increase, whether the shares should be subscribed for directly by the US Employees or if they should be subscribed for through investment funds;
b) in the event of a no-cost distribution of shares or other securities granting an equity interest, elect either to replace the said distribution in whole or in part at the maximum discount rates provided for above for calculating the issue price, or allocate the equivalent value of the said shares and securities to the employer contribution, or a combination of the two;
c) determine the date and procedures for the issues that will be effected pursuant to this authorisation, in particular determine the exact price of shares within the framework set by the general meeting of shareholders in this resolution, the beginning and ending dates of the subscription period, the effective dates, deadlines for payment (up to a maximum of three years), and whether the shares may be paid up in advance, as well as determine the maximum number of shares that may be subscribed for per employee and per issue, as applicable;
d) formally acknowledge the completion of the capital increases up to the value of shares that have actually been subscribed for;
e) directly or through an intermediary, complete any transactions and formalities;
f) amend the memorandum and articles of association as appropriate following the capital increases;
g) allocate the expenses for any such capital increases to the corresponding share premiums and deduct from said premiums the amounts necessary to increase the legal reserve to one tenth of the new share capital after each suchincrease; and
h) in general, take all necessary action.

» Twentieth resolution

(Authorisation to be given to the Board of Directors to reduce share capital by retiring shares)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report, authorises the Board of Directors, in accordance with the Article L. 225-209 of the Commercial Code, to:

1) retire, at one or more times, at its sole initiative, all or part of the shares acquired by the company pursuant to the authorisation for the company to repurchase its own shares in the 13th resolution or subsequent authorisations, subject to a limit of 10% of share capital per twenty-four month period as from this general meeting, and
2) correspondingly reduce the share capital by allocating the difference between the repurchase value of the retiredshares and the nominal value to share premiums and available reserves, as it deems fit.

This authorisation, which replaces that granted at the combined ordinary and extraordinary general meeting held on 29 November 2001, and which terminates the said authorisation, is granted to the Board of Directors for a period of twenty-four months from the date hereof, with the authority to further delegate, to sign all instruments, complete all formalities or issue any statements in order to retire the shares, finalise the capital decrease(s), formally acknowledge the completion thereof, amend the memorandum and articles of association accordingly and, in general, take all necessary action.

» Twenty-first resolution

(Authorisation to be given to the Board of Directors to grant options to purchase and/or subscribe for company shares)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, after having familiarised itself with the report of the Board of Directors and the special Auditors' report:

1) authorises the Board of Directors, in accordance with provisions of Articles L. 225-177 et seq of the Commercial Code, to grant, at one or more times, to some or all employees, officers and directors of the company and companies and groupings affiliated with it (as defined in Article L. 225-180 of the Commercial Code) options to either subscribe for shares or purchase the shares acquired by the company in accordance with legal requirements;

2) decides that the options granted pursuant to this authorisation may not grant rights to acquire more than 2% of the outstanding share capital as of the date of this general meeting;

3) decides that, in the case of a capital increase by incorporating reserves and distributing shares at no cost, as well as in the case of a share split or a reverse split, the number of shares stated in point 2 above shall be adjusted mathematically to the extent required by the change in the total number of shares affected in each transaction;

4) decides that the subscription or purchase price of the shares shall be determined in accordance with the provisions of Articles L 225-177 et seq of the Commercial Code;

5) decides that if, during the term of the options, the company completes any of the financial transactions provided for by law, the Board of Directors must adjust the number and price of the shares that may be subscribed for or purchased through the exercising of an option in accordance with applicable regulations;

6) decides that the period for exercising the options may not exceed seven years as from the date on which they are granted by the Board of Directors;

7) decides that this authorisation includes an express waiver by the shareholders of their pre-emptive subscription right to shares issued when the subscription options are exercised;

8) delegates full authority to the Board of Directors, subject to the aforementioned limitations, to:

a) set the dates on which the options will be granted, determine the dates of each grant and the terms and conditions under which they will be granted, prepare a list of option grantees, determine the type of options, determine the number of securities to which subscription or purchase options shall apply, and determine the terms and conditions for exercising the options;

b) determine the terms and conditions under which the price and the number of shares to be acquired by the grantees may be adjusted, if appropriate;

c) if appropriate, repurchase shares of the company prior to any exercise of purchase options and annually inform the ordinary general meeting of the transactions completed pursuant to this authorisation; and

d) sign or have signed or complete or have completed all instruments and formalities related to the capital increases that may be undertaken pursuant to this authorisation, amend the memorandum and articles of association accordingly and, in general, complete all necessary actions; and

9) sets the period during which this authorisation will be valid at 38 months as from the date of this general meeting; this authorisation replaces that granted in the thirteenth resolution at the combined ordinary and extraordinary general meeting held on 22 May 2002.

» Twenty-second resolution

(Amendment of the memorandum and articles of association to authorise the appointment of legal entity directors)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, decides to amend the first line of Article 10, paragraph 2 of the memorandum and articles of association as follows: "The directors elected by the general meeting may be persons or legal entities".

» Twenty-third resolution

(Amendment of the memorandum and articles of association to authorise attendance at general meetings by videoconference and vote using advanced technology media)

The general meeting, voting in accordance with the quorum and majority requirements for extraordinary general meetings, decides to supplement Article 23 of memorandum and articles of association of the company, entitled "Attendance of General Meetings – Authority" by adding a paragraph at the end that reads as follows:

"Based on a decision of the Board of Directors included in the meeting notice and request to attend, shareholders may attend general meetings of shareholders by videoconference and vote at the said general meetings using advanced technology media. The chairman of the Board of Directors shall determine the corresponding procedures for attending and voting and shall ensure that the procedures and technologies used allow the identity of the shareholders voting to be verified and the vote to be accurate."

In Articles 23, 24, 25, 26 and 27 of the memorandum and articles of association, the general meeting also decides to replace the terms "by mail" with "using advanced technology media", "vote by mail" with "vote using advanced technology media".

» Twenty-fourth resolution

(Formalities and authorisations)

The general meeting hereby grants full authority to the bearer of an original, copy or extract of the minutes of this combined ordinary and extraordinary general meeting to complete any legal filing or publication formalities relating to or arising as a result of the decisions taken in the aforementioned resolutions and/or any additional resolutions.

» Persons responsible for the shelf-registration document ("document de référence") and audit

» Person responsible for the shelf-registration document

Jean Laurent, Chief Executive Officer of Crédit Agricole S.A.

» Certification of the person responsible for the shelf-registration document

"To the best of our knowledge the information contained in this document accurately reflects the true financial position of the company. It comprises all information required to enable investors to reach an informed opinion of the assets, activities, financial condition, earnings and prospects of the issuer. It contains no misleading omissions."

Chief Executive Officer
Jean Laurent

» Person responsible for information

Patrice Vincent,
Head of Financial analysis and information
Crédit Agricole S.A.
91-93, boulevard Pasteur - 75015 Paris, France
Tel: 33 (0) 1 43 23 56 68

» Statutory auditors

The statutory auditors were appointed for a period of six years by the ordinary annual general meeting of 31 May 1994 and renewed for a further six years by the ordinary annual general meeting of 25 May 2000.

Statutory auditors

Barbier Frinault & Autres
represented by
René Proglio and Valérie Meeus
41, rue Ybry
92576 Neuilly-sur-Seine Cedex, France

First appointed:
1982 (auditor)
1985 (statutory auditor)

Cabinet Alain Lainé
represented by Alain Lainé
2, rue du Colonel Moll
75017 Paris, France

First appointed:
1994 (statutory auditor)

Substitute statutory auditors

Alain Grosmann
41, rue Ybry
92576 Neuilly-sur-Seine Cedex, France

Cabinet Mazars & Guérard
125, rue de Montreuil
75011 Paris, France

Fees paid to statutory auditors and to members of their networks charged to the Crédit Agricole S.A. Group

College of auditors of Crédit Agricole S.A. (2)

(in thousands of euros)	Barbier Frinault & Autres (3)		Cabinet Alain Lainé	
	2002	%	2002	%
Audit				
- Independent audit, certification, review of parent company and consolidated financial statements (1)	6,494	70%	635	100%
- Ancillary assignments	2,282	25%	0	0%
Sub-total	8,776	95%	635	100%
Other services				
- legal, tax, personnel-related issues	11	0%	0	0%
- Information technologies	14	0%	0	0%
- Internal audit	0	0%	0	0%
Others (give details if > 10% of audit fees)	419	5%	0	0%
Sub-total	444	5%	0	0%
Total	9,220	100%	635	100%

(1) Including services of independent experts or affiliated experts provided at the request of the statutory auditors in the performance of the financial statements' certification.

(2) Including certain fully-consolidated Crédit Agricole S.A. subsidiaries audited by the College of auditors.

(3) Barbier Frinault & Autres joined the Ernst & Young network on 5 September 2002.

Other statutory auditors engaged in the audit of fully-consolidated Crédit Agricole S.A. Group subsidiaries

(in thousands of euros)	PwC		Ernst & Young		Mazars & Guérard		Others	
	2002	%	2002	%	2002	%	2002	%
Audit								
- Independent audit, certification, review of parent company and consolidated financial statements (1)	4,584	93%	1,737	65%	717	97%	1,996	77%
- Ancillary assignments	349	7%	919	35%	20	3%	603	23%
Total	4,933	100%	2,656	100%	737	100%	2,599	100%

(1) Including services of independent experts or affiliated experts provided at the request of the statutory auditors in the performance of the financial statements' certification.

» Statutory auditors' statement on the COB shelf-registration document ("document de référence")

As statutory auditors of Crédit Agricole S.A. and pursuant to Regulation 98-01 of the Commission des Opérations de Bourse, we have verified the information concerning the financial condition and the historical financial statements presented herewith, in accordance with French generally accepted accounting practice.

This shelf-registration document was prepared under the responsibility of Mr Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to express an opinion on the fairness of the information contained herein concerning the financial condition and the financial statements.

We have conducted our audit on these statements in accordance with French generally accepted accounting practice which requires that we plan and perform the audit to obtain reasonable assurance that the accounts are free from material misstatement. Our audit also included an examination of the other information contained in this shelf-registration document in order to identify possible material inconsistencies with the disclosures relating to the financial condition and financial statements. We are further required to draw attention to any manifestly misleading statements that may have come to our attention based on our general acquaintance with the company within the framework of our remit. This shelf-registration document does not contain any isolated forward-looking statements arising from an organised analytical procedure nor did we have to take account of the management's assumptions and their accounting translations. This shelf-registration document does not contain any isolated forward-looking statements arising from a structured process of formulation.

Crédit Agricole S.A. (parent company) financial statements

We have audited the financial statements for the financial years ended 31 December 2000, 2001 and 2002, as closed by the Board of Directors, according to French generally accepted accounting practice, and certify them without qualification.

- Our report dated 14 March 2001 on the Crédit Agricole S.A. (parent company) financial statements for the year ended 31 December 2000 contains an observation which, without detracting from our opinion, draws the attention of shareholders to note 2 to the financial statements which describes the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-03 concerning the summarised documents of banks.

- Our report dated 10 April 2002 on the annual financial statements for the year ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.6, 2.7, 17, 18 and 34 to the financial statements which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001.

Crédit Agricole S.A. consolidated financial statements

We have audited the consolidated financial statements for the financial years ended 31 December 2000, 2001 and 2002, as closed by the Board of Directors, according to French generally accepted accounting practice, and certify them without qualification.

- Our report dated 14 March 2001 on the consolidated financial statements for the financial year ended 31 December 2000 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 2.2 and 20 to the financial statements which describe the change of method resulting from application of the new rules on consolidation as laid down in CRC Regulation 99-07 of 24 November 1999, and to note 2.1 which mentions the changes in the presentation of the financial statements resulting from application, in advance of the regulatory implementation date, of CRC Regulation 2000-04 concerning the summarised consolidated documents of banks.

- Our report dated 10 April 2002 on the consolidated financial statements for the financial year ended 31 December 2001 contains an observation which, without detracting from our opinion, draws the attention of shareholders to notes 1.2, 2.1.6, 2.1.7, 2.2, 17, 18, 20 and 36 to the financial statements which describe the changes introduced notably in response to a request from the Commission des Opérations de Bourse for documentary evidence concerning the methods used to constitute the home purchase savings reserve and their impact on the financial statements at 31 December 2001.

Crédit Agricole S.A. pro forma consolidated financial statements

We have audited the consolidated financial statements for the financial years ended 31 December 2000 and 2001, as closed by the Board of Directors, according to generally accepted French accounting standards. These pro forma financial statements reflect the effects of the various transactions connected with the initial public offering of Crédit Agricole S.A. and have been prepared for purposes of comparison.

It is our opinion that the conventions adopted provide a reasonable basis for presenting all operations connected with the initial public offering of Crédit Agricole S.A. in the pro forma consolidated financial statements, that they have been appropriately quantified, and that the accounting methods used are consistent with those applied in the preparation of the consolidated financial statements of Crédit Agricole S.A.

Attention is drawn to the fact that Crédit Agricole S.A.'s pro forma consolidated income at 31 December 2001, include the full-year income of its specialised subsidiaries at the ownership percentage resulting from the Regional Banks' transfers, as well as the full-year income from ordinary activities of the Regional Banks accounted for by the equity method. Income from ordinary activities is determined by eliminating all exceptional items relating to the stock market flotation, on the basis of the returns submitted by the Regional Banks. The latter mainly concern capital gains realised on the disposal of Crédit Agricole S.A. shares on the stock market, and extraordinary provisions made on this occasion.

On the basis of our inspections, we have no observation to make regarding the fairness of the information on the financial condition and the accounts presented herein.

Neuilly-sur-Seine and Paris, 23 May 2003

The Statutory Auditors

Barbier Frinault & Autres
Ernst & Young
Valérie Meeus René Proglio

Cabinet Alain Lainé

Alain Lainé

» Table of concordance between the annual report and the COB shelf-registration document

This annual report has been registered as a shelf-registration document with the French Commission des Opérations de Bourse (COB). To facilitate consultation, the following table of contents indicates page references of the main items of disclosure required by COB regulations and application instructions.

Item	Annual report Pages
Assets, financial condition and results	
• Consolidated financial statements and notes	135
• Off-balance sheet items	138
• Fees paid to statutory auditors and to members of their networks	247
• Regulatory prudential ratios	84
• Parent company financial statements	203
Corporate governance	
• Membership and organisation of decision-making bodies (Board of Directors, management and supervisory bodies)	225
• Membership and organisation of Board committees	225
• Directors' and officers' (compensation and benefits, options granted and exercised, share warrants and warrants for subscription to company founders' shares—'BSPCE')	90, 227
• Transactions subject to special statutory authorisation procedures	228
Recent developments and outlook	
• Recent developments	102
• Outlook	105

The photographs illustrating this annual report are taken from a series of photo-reportages carried out in 2002 in the Crédit Agricole Regional Banks and the subsidiaries of Crédit Agricole S.A. in France, Italy and the United Kingdom.

Published by the Central Secretariat of Crédit Agricole S.A.
91-93, boulevard Pasteur - 75015 Paris - France
www.credit-agricole-sa.fr

Designed and produced by
Burson-Marsteller / Corporate Solutions

Translated by Rupert Swyer

Photo credits: D. Chenot, Crédit Agricole S.A., © Edouard Golbin, © Alain Le Breton,
Guillaume Lecuyer, Hervé Thouroude, Didier Triquet, X.





CRÉDIT AGRICOLE S.A.

A French limited company with a share capital of EUR 2,916,629,697
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur - 75015 Paris - France
Tel. 33 (0) 1 43 23 52 02
Internet http://www.credit-agricole-sa.fr